2


08003557

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singapore Telecommunications Ltd

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 03622 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/3/08

082-03622



3-31-08
AR/S

NEW FRONTIERS
SHAPING THE FUTURE

SINGAPORE TELECOMMUNICATIONS LIMITED | ANNUAL REPORT 2007 / 2008


SingTel



PAKISTAN

14.4m*
MOBILE CUSTOMERS

INDIA

62.0m
MOBILE CUSTOMERS

+67%
CUSTOMERS GROWTH (YOY)

CONTENTS

THE LARGEST MULTI-MARKET OPERATOR IN ASIA-PACIFIC

1.6m
MOBILE
CUSTOMERS
[illegible]
CUSTOMERS
GROWTH (YOY)
BANGLADESH

25.1m
MOBILE
CUSTOMERS
[illegible]%
CUSTOMERS
GROWTH (YOY)
THAILAND

21.3m
MOBILE
CUSTOMERS
+26%
CUSTOMERS
GROWTH (YOY)
PHILIPPINES

2.6m
MOBILE
CUSTOMERS
[illegible]%
CUSTOMERS
GROWTH (YOY)
SINGAPORE

INDONESIA
51.3m
MOBILE
CUSTOMERS
+32%
CUSTOMERS
GROWTH (YOY)

7.1m
MOBILE
CUSTOMERS
+6%
CUSTOMERS
GROWTH (YOY)
AUSTRALIA

* SingTel acquired a 30% stake in Warid Telecom in September 2007; year-on-year (YOY) comparison is not applicable.

GROUP FINANCIAL HIGHLIGHTS

62 BILLION (S$) MARKET CAPITALISATION

8 TELECOM MARKETS IN ASIA-PACIFIC

62 MILLION MOBILE CUSTOMERS GROWTH

OPERATING REVENUE (S$ MILLION)


14,844
13,353
13,377
FY05/06
FY06/07
FY07/08

PROPORTIONATE EBITDA (2)




25% SINGAPORE
31% AUSTRALIA
43% REGIONAL MOBILE
1% OTHERS

UNDERLYING NET PROFIT (3) AFTER TAX (S$ MILLION)


3,681
3,556
3,295
FY05/06
FY06/07
FY07/08

SERVING 185,341,000 MOBILE CUSTOMERS IN ASIA-PACIFIC

Notes:

(1) Figures as at 31 March 2008 or for the financial year ended 31 March 2008.

(2) Based on proportionate earnings before interest, tax, depreciation and amortisation. As the associates are not consolidated on a line-by-line basis, proportionate information is provided as supplemental data to show the relative contribution from the different markets that the Group operates in.

(3) Refers to net profit before exceptional items, exchange differences on inter-company loans to Optus and capital reductions of certain overseas subsidiaries, net of hedging, as well as significant exceptional items of associates.



SingTel is Asia's leading communications group, providing a diverse range of innovative communications services including fixed, mobile, data, Internet, IT and pay TV.

SingTel is the largest listed company in Singapore and has invested in countries throughout the Asia-Pacific region. Today, overseas operations contribute approximately 75 per cent of the Group's proportionate revenue and EBITDA.

In Singapore, SingTel continues to lead the telecommunications market across all segments. In Australia, Optus is a strong number two operator and one of the most recognised brands in the market.

In addition, the SingTel Group has strategic shareholdings in six regional mobile operators in some of the world's fastest growing markets, including India and Indonesia.

SingTel is committed to enhancing shareholder value. With presence in both emerging and mature markets, and a track record of high cash returns, SingTel continues to deliver a combination of growth and returns to our shareholders.

OVERVIEW

SingTel is Asia's leading communications group with operations and investments in more than 20 countries and territories. The Group provides services and solutions in fixed, mobile and data communications, Internet, information technology ("IT") and consultancy, pay television and satellite. Its other businesses include the sale of telecommunications equipment.

Australia is a major market for SingTel. We were listed on the Australian Stock Exchange ("ASX") in September 2001 when we acquired Optus, the second largest communications provider in Australia.

We are aggressively growing our reach in Asia with stakes in major regional communications companies, including AIS in Thailand, Bharti in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh, Telkomsel in Indonesia and Warid Telecom in Pakistan.

Incorporated in March 1992, SingTel became a public company in October 1993. The following month, SingTel was listed on the Singapore Exchange ("SGX"). Today, we are the largest company listed on the SGX with a market capitalisation of S$62 billion (US$45 billion) as at 31 March 2008.

SingTel is majority owned by Temasek Holdings, which holds 55 per cent of SingTel's issued share capital. The rest of the shares are owned by the public.

SingTel Group Structure


SingTel


MAJOR SUBSIDIARIES
Singapore
NCS Pte. Ltd. ("NCS")
Singapore Telecom Mobile Pte Ltd ("SingTel Mobile")
SingNet Pte Ltd ("SingNet")
Telecom Equipment Pte Ltd ("Telecom Equipment")
Overseas
SingTel Optus Pty Limited ("Optus")
MAJOR ASSOCIATES AND JOINT VENTURES
Singapore
Singapore Post Limited ("SingPost")
Overseas
Advanced Info Service Public Company Limited ("AIS")
Bharti Airtel Limited ("Bharti")
Globe Telecom, Inc. ("Globe")
Pacific Bangladesh Telecom Limited ("Pacific Bangladesh Telecom")
PT Telekomunikasi Selular ("Telkomsel")
Warid Telecom (Private) Limited ("Warid Telecom")
Southern Cross Cable Holdings Limited ("Southern Cross")

CHAIRMAN'S STATEMENT


CHUMPOL NALAMLIENG
Chairman

I am pleased to report that the SingTel Group delivered a very strong set of results for the financial year ended 31 March 2008.

The Group met all its targets against the backdrop of a highly competitive market. Group operating revenue increased to S$14.84 billion and EBITDA increased 5.9 per cent to S$7.09 billion. Full-year Group underlying net profit increased to S$3.68 billion from $3.56 billion, an increase of 3.5 per cent from the previous year. Underlying earnings per share rose 5.8 per cent to 23.15 cents.

Our regional mobile associates, especially Bharti and Telkomsel, continued to drive our earnings growth.

The regional associates contributed 28 per cent of the Group's proportionate operating revenue and 51 per cent of underlying net profit.

SingTel is committed to enhancing shareholder value. To this end, the Board has recommended a final dividend of 6.9 cents per share. Together with the interim dividend of 5.6 cents per share, we are pleased to return a total of S$2.0 billion or 12.5 cents per share to our shareholders.

WIDENING OUR GLOBAL REACH

We expanded our regional footprint to include Pakistan, bringing our number of regional mobile associates to six. In September 2007, we invested S$1.17 billion to acquire a

CHAIRMAN'S STATEMENT

30 per cent equity stake in Warid Telecom, Pakistan's fourth largest mobile operator with 14 million customers.

The Group's regional mobile customer base – comprising Singapore, Australia and the six associates – grew to 185 million, up from 124 million a year ago. We have the largest mobile customer base in Asia outside China.

During the year, SingTel, Bharti Airtel, Global Transit, Google, KDDI Corporation and Pacnet signed an agreement to construct a new ultra high-speed submarine cable linking the United States to Japan. Called Unity, the new cable system is designed to meet the strong demand for data and e-commerce as well as the rapidly growing Internet traffic between Asia and the US. Unity will span 10,000 km across the Pacific Ocean connecting Chikura and Los Angeles by 2010.

FOCUSING ON PROFITABLE GROWTH IN AUSTRALIA

Optus, our wholly-owned subsidiary in Australia, focused on profitable customer growth in key market segments, while bringing competition and choice to Australians. This approach led to a sustained increase in revenue and EBITDA.

Our strategy to move more customers onto our fixed-line network resulted in a 62 per cent increase in the number of broadband customers on the Optus network. Mobile customers exceeded the seven-million mark, while more customers in regional and rural Australia will soon benefit from our services when we extend our mobile footprint to 98 per cent of the population by December 2009.

We continued to bring value and choice to customers by introducing innovative products across all sectors. For instance, by leveraging our investment in 3G, we have made significant inroads into the expanding wireless broadband market, while Optus Fusion, Australia's first combined phone and broadband cap, stimulated competition in the fixed-line market.

RAISING THE BAR IN SINGAPORE

The Singapore operations saw four consecutive quarters of double-digit revenue growth despite intense competition. We extended our mobile leadership position and ended the year with 2.57 million customers representing more than 43 per cent market share.

SingTel officially moved into 'quadruple play' in Singapore when we entered the pay TV market with our much-anticipated service called mio TV, which has revolutionised the way people watch TV. It is the most flexible digital pay TV service that allows viewers to watch what they want, when they want. mio TV offers consumers choice in the pay TV market which has been dominated by a single operator in the past decade.

STEPPING UP CORPORATE SOCIAL RESPONSIBILITY ("CSR")

We are committed to be a responsible corporate citizen and will work closely with our stakeholders to enhance our CSR efforts locally and abroad. Optus in Australia has a comprehensive CSR programme which is reported in a standalone Community and Environment Report, available on the Optus website. In Singapore, SingTel is a committee member of the Singapore Compact, a national society which furthers the CSR movement in Singapore. We are pleased to have received the inaugural Singapore Compact Recognition Award in 2007.

MOVING FORWARD

We expect to see continued growth in the markets that we operate. The Group aims to deliver double-digit underlying earnings growth over the medium term. To achieve this, we are committed to driving further efficiencies from our existing businesses and to optimise synergies with our associates, as well as developing new revenue streams.

We are moving away from providing pure carriage services. Besides meeting basic telecommunications needs, we aim to develop a closer relationship with all our customers through new and innovative value-added services, which we expect to result in new revenue streams. In the corporate segment for example, we are increasing our focus on managed services. We are leveraging the convergence of technologies as well as the fixed and mobile platforms to move into digital content, location and advertising based products and services.

Operations in Australia and Singapore will continue to spearhead the development of our advanced content offerings and product bundles to benefit from next generation networks.

We will also continue to look for attractive opportunities to increase our regional scale. These can be in the form of raising stakes in our associates or investments in new markets. We remain committed to an optimal capital structure while maintaining financial flexibility and investment grade credit ratings.

ACKNOWLEDGEMENTS

Organisations that are quick, flexible and proactive in anticipating and responding to ever changing customer and market needs are those that will succeed. We recognise that our success depends largely on the contributions and cohesion of our family of over 20,000 employees worldwide.

I wish to pay tribute to our dedicated staff and express my appreciation to all our shareholders, board of directors, management and the union for their tireless efforts and support in ensuring our success and that we remain as Asia's leading communications group.



Chumpol NaLamlieng
Chairman

"I am pleased to report that the Group has met all its targets. Full-year Group operating revenue rose to S$14.84 billion, an 11 per cent increase from last year."

BOARD OF DIRECTORS



1st row • Chumpol NaLamlieng • Graham John Bradley • Chua Sock Koong

2nd row • Heng Swee Keat • Dominic Chiu Fai Ho • Simon Israel

3rd row • Professor Tommy Koh • John Powell Morschel • Kaikhushru Shiavax Nargolwala

4th row • Deepak S Parekh • Nicky Tan Ng Kuang



CHUMPOL NALAMLIENG
CHAIRMAN

Mr NaLamlieng, 61, is a non-executive and independent Director of SingTel. He was appointed a Director on 13 June 2002 and Chairman on 29 August 2003. Mr NaLamlieng was last re-elected as a Director on 28 July 2006.

Mr NaLamlieng is a Member of the Board of Directors of The Siam Cement Public Co., Ltd. ("Siam Cement"). He was President of Siam Cement for 12 years before stepping down in December 2005. His career with Siam Cement spans more than 30 years.

Mr NaLamlieng is also a non-executive Director of British Airways Plc. and the Siam Commercial Bank Public Co., Ltd.

Mr NaLamlieng was conferred the Royal Decoration, Knight Grand Commander (Second Class, Higher Grade) of the Most Illustrious Order of Chula Chom Klao, Thailand in May 2002 and the Officier de l'Ordre National du Mérite, France in July 2004. He holds a Bachelor of Science (Mechanical Engineering) from the University of Washington, USA and a Master of Business Administration from Harvard Business School, USA.



GRAHAM JOHN BRADLEY

Mr Bradley, 59, is a non-executive and independent Director of SingTel. He was appointed a Director on 24 March 2004 and was last re-elected on 28 July 2006.

Mr Bradley is a professional company director and is also involved in various philanthropic pursuits. He practised law for six years in Australia and USA before joining McKinsey & Company in 1978. He was a Senior Partner of McKinsey & Company from 1984 to 1991, National Managing Partner of Blake Dawson from 1991 to 1995, and CEO of Perpetual Limited from 1995 to 2003.

Mr Bradley is Chairman of HSBC Bank Australia Limited, Stockland Corporation Limited, Film Finance Corporation Australia Limited, Boart Longyear Limited and Po Valley Energy Limited. He is also Chairman of the Garvan Research Foundation and a Director of Brandenburg Ensemble Limited. He is the former Chairman of Sydney Community Foundation and a former Director of MBF Australia Limited and Queensland Investment Corporation.

Mr Bradley holds a Bachelor of Arts and a Bachelor of Laws from The University of Sydney and a Master of Laws from Harvard Law School, USA.

BOARD OF DIRECTORS



CHUA SOCK KOONG

Ms Chua, 50, is an executive and non-independent Director of SingTel. She was appointed a Director on 12 October 2006 and Group CEO on 1 April 2007. She was last re-elected on 27 July 2007.

Ms Chua joined SingTel in June 1989 as Treasurer. In April 1999, she was appointed Chief Financial Officer ("CFO"), a position she held till February 2006 when she assumed the positions of Group CFO and CEO (International). She was appointed Deputy Group CEO on 12 October 2006.

Ms Chua sits on the boards of Bharti Airtel Limited, Bharti Telecom Limited, JTC Corporation and key subsidiaries of the SingTel Group. She is also a member of the Singapore Management University Board of Trustees and the Casino Regulatory Authority.

Ms Chua holds a Bachelor of Accountancy (First Class Honours) from the University of Singapore. She is a Certified Public Accountant with the Institute of Certified Public Accountants of Singapore and a CFA charterholder.



HENG SWEE KEAT

Mr Heng, 47, is a non-executive and independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 27 July 2007.

Mr Heng is the Managing Director of the Monetary Authority of Singapore. He is also Chairman of The Institute of Banking and Finance.

Mr Heng has served in various government departments. He joined the Singapore Administrative Service in 1997 and was appointed Principal Private Secretary to the Senior Minister from 1997 to 2000. He was appointed Deputy Secretary at the Ministry of Trade and Industry in 2000 and CEO of the Trade Development Board in 2001. He was Permanent Secretary at the Ministry of Trade and Industry from November 2001 to April 2005.

Mr Heng was conferred the Public Administration Medal (Gold) at the Singapore National Day Awards 2001. He holds a Bachelor of Arts from the University of Cambridge, UK and a Master of Public Administration from Harvard University, USA.



DOMINIC CHIU FAI HO

Mr Ho, 57, is a non-executive and independent Director of SingTel. He was appointed a Director on 28 November 2007.

Mr Ho is the founder and a partner of HOPU Investment Management Co., Ltd. and a Director of Hang Lung Properties Limited.

Mr Ho joined KPMG US in Houston in 1975 and became a partner in 1985. He was transferred to Beijing, China to set up KPMG's practice in 1984 and resided in China until 1989 when he was assigned to Hong Kong. Mr Ho became the China firm's Senior Partner based in Beijing in 2000 and was elected Chairman of KPMG in China and Hong Kong SAR in April 2003. He retired in April 2007.

Mr Ho holds a Bachelor of Business Administration and a Master of Science in Accountancy from the University of Houston. He is a member of the American Institute of Accountants and a member of the Hong Kong Institute of Certified Public Accounts.

BOARD OF DIRECTORS



SIMON ISRAEL

Mr Israel, 55, is a non-executive and non-independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 27 July 2007.

Mr Israel is Chairman of the Singapore Tourism Board and Asia Pacific Breweries Limited, and an Executive Director of Temasek Holdings (Private) Limited. He is also a Director of Neptune Orient Lines Limited and Fraser and Neave Limited.

Mr Israel was Chairman, Asia Pacific of Danone Asia, and a member of the Executive Committee of Group Danone before stepping down in June 2006. He held various positions in Sara Lee Corporation in the Asia Pacific region, including Country Manager/Zone Manager for Indonesia, the Philippines, the South Pacific and Thailand from 1974 to 1991, before becoming President (Household & Personal Care), Asia Pacific from 1992 to 1996.

Mr Israel is a former Director of Britannia Industries Ltd, Danone Asia Pte Ltd, Danone Food & Beverages India Pvt Ltd, Frucor Beverages Group Limited, Griffins Foods Pte Ltd, Hangzhou Wahaha Food Co. Ltd., PT Tirta Investama, Wuhan Dongda Brewery Co. Ltd, Wuhan Euro Dongxibu Brewery Co. Ltd, Wuhan Xingyingge Brewery Co. Ltd, Yakult Honsha Co., Ltd and Yeo Hiap Seng Ltd.

Mr Israel holds a Diploma in Business Studies from The University of the South Pacific.



PROFESSOR TOMMY KOH

Professor Koh, 70, is a non-executive and independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 29 July 2005.

Professor Koh is one of Singapore's senior diplomats. He is an Ambassador-at-Large at the Ministry of Foreign Affairs, Chairman of the Institute of Policy Studies and the National Heritage Board, and a Director of The Esplanade Co. Ltd. He is on secondment from the National University of Singapore.

Over the course of his career, Professor Koh has served as Dean, Faculty of Law at the National University of Singapore, Singapore's Permanent Representative to the United Nations and Singapore's Ambassador to USA. He was the founding Chairman of the National Arts Council and the founding Executive Director of the Asia-Europe Foundation.

He was also Singapore's Chief Negotiator for the USA-Singapore Free Trade Agreement. Professor Koh has served as the United Nations' Special Envoy to Russia, Estonia, Latvia and Lithuania. He was also Singapore's Agent in a dispute between Singapore and Malaysia over Singapore's land reclamation in the Straits of Johor, which was settled amicably.

In recognition of his contributions, Professor Koh has received awards from the Governments of Singapore, Chile, France, Finland, Luxembourg, Netherlands, Spain and USA. He has also received academic awards from universities around the world.

Professor Koh holds a Bachelor of Laws (First Class Honours) from the National University of Singapore, Master of Laws from Harvard University, USA, a post-graduate Diploma in Criminology from the University of Cambridge, UK, and Honorary Degrees of Doctor of Laws from Yale University, USA and Monash University, Australia.

BOARD OF DIRECTORS



JOHN POWELL MORSCHEL

Mr Morschel, 65, is a non-executive and independent Director of SingTel. He was appointed a Director on 14 September 2001 and was last re-elected on 27 July 2007.

Mr Morschel is a non-executive Director of Australia and New Zealand Banking Group Limited and Tenix Pty. Ltd. Prior to his present appointment, he was an Executive Director and then Managing Director and Chief Executive of Lend Lease Corporation Limited.

Mr Morschel was Chairman of Rinker Group Limited, CSR Limited and Leighton Holdings Limited. He is also a former Director of Westpac Banking Corporation, Rio Tinto plc and Rio Tinto Limited.

Mr Morschel holds a Diploma in Quantity Surveying from The University of New South Wales. He is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Management.



KAIKHUSHRU SHIAVAX NARGOLWALA

Mr Nargolwala, 58, is a non-executive and independent Director of SingTel. He was appointed a Director on 29 September 2006 and was last re-elected on 27 July 2007.

Mr Nargolwala is a member of the Executive Boards of Credit Suisse Group and Credit Suisse. He joined Credit Suisse in January 2008 and is Chief Executive Officer of Credit Suisse, Asia Pacific.

Mr Nargolwala was a Group Executive Director of Standard Chartered PLC before he stepped down on 5 September 2007. Prior to that, he was the Group Executive Vice President and Head of Asia Wholesale Banking Group for Bank of America, headquartered in Hong Kong. Mr Nargolwala was a non-executive Director of Tate & Lyle PLC from December 2004 to December 2007. He was also a non-executive Director of the Asia Pacific Region Board of Visa International until October 2007.

Mr Nargolwala holds a Bachelor degree in Economics (First Class Honours) from the University of Delhi, India. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

BOARD OF DIRECTORS



DEEPAK S PAREKH

Mr Parekh, 63, is a non-executive and independent Director of SingTel. He was appointed a Director on 31 May 2004 and was last re-elected on 27 July 2007.

Mr Parekh is Chairman of Housing Development Finance Corporation Limited ("HDFC") in India. He joined HDFC in 1978 and was its Managing Director from 1985 until he assumed his present office in 1993.

Mr Parekh is the non-executive Chairman of GlaxoSmithKline Pharmaceuticals Ltd, HDFC Asset Management Company Ltd, HDFC Chubb General Insurance Company Ltd, HDFC Standard Life Insurance Company Ltd, Siemens Ltd. and Infrastructure Development Finance Company Ltd. He sits on the Boards of Castrol BP India, Hindustan Lever, Indian Hotels Company and Mahindra & Mahindra.

Mr Parekh is a former Director of ICI India Ltd, National Housing Bank and National Thermal Power Corporation Ltd. He has been a member of various committees set up by the Government of India to examine policy issues, the most recent being the three member Investment Commission Committee.

Mr Parekh has received several awards, including the Padma Bhushan from the Government of India in 2006, the Businessman of the Year 1996 from Business India and the JRD Tata Corporate Leadership Award from the All India Management Association. He was also the first recipient of the Qimpro Platinum Award for Quality for his contributions to the services sector and the youngest recipient of the prestigious Corporate Award for Lifetime Achievement from the Economic Times. On 24 January 2008, Mr Parekh was awarded the Lifetime Achievement Award by FinanceAsia for his contribution towards the banking/financial sector in Asia.

Mr Parekh holds a Bachelor of Commerce from Sydenham College of Commerce & Economics, Mumbai. He is a Chartered Accountant and a member of The Institute of Chartered Accountants in England and Wales.



NICKY TAN NG KUANG

Mr Tan, 49, is a non-executive and independent Director of SingTel. He was appointed a Director on 12 March 2002 and was last re-elected on 29 July 2005.

Mr Tan currently manages nTan Corporate Advisory Pte Ltd, a boutique firm specialising in corporate finance and corporate restructuring. He is also a Director of Fraser & Neave Limited and a member of its Audit Committee.

Mr Tan was a Partner and Head of Global Corporate Finance at Arthur Andersen, Singapore and ASEAN region, from 1999 to 2001. Prior to that, he was a Partner and Head of Financial Advisory Services at Price Waterhouse, Singapore and Chairman of Financial Advisory Services at PricewaterhouseCoopers, Asia Pacific region.

Mr Tan is a Chartered Accountant and a member of The Institute of Chartered Accountants in England and Wales. He is also a Certified Public Accountant and a member of the Institute of Certified Public Accountants of Singapore.

SENIOR MANAGEMENT

Left to right:
Chua Sock Koong,
Francis Heng Hang Song,
Allen Lew Yoong Keong,
Lim Chuan Poh,
Jeann Low,
Ng Yoke Weng,
Paul O'Sullivan.







CHUA SOCK KOONG
Group Chief Executive Officer, SingTel

Ms Chua, 50, was appointed Group CEO of SingTel on 1 April 2007. She oversees SingTel's three key businesses – Singapore, Australia and International. Prior to this, she was Deputy Group CEO from October 2006 to March 2007. Ms Chua joined SingTel in June 1989 as Treasurer. In April 1999, she was promoted to CFO to take care of the Group's financial functions, including treasury, tax, insurance, risk management and capital management. In addition, she managed a diverse range of portfolios – from company secretariat and legal to corporate communications and investor relations. In February 2006, Ms Chua was appointed Group CFO and CEO (International). Besides being responsible for the key drivers of SingTel's international business and its IT arm, NCS, she oversaw the Group Information Systems.

FRANCIS HENG HANG SONG
Group Chief Financial Officer, SingTel

Mr Heng, 48, joined SingTel in March 2007 as Group CFO. He is responsible for SingTel's financial and corporate affairs functions, including corporate finance, tax, treasury and investor relations. Mr Heng has strong hands-on corporate and financial experience, having worked in various conglomerates. Before joining SingTel, he was CFO of Singapore Technologies Engineering Ltd. He has previously worked for leading international business conglomerates, and banking and financial institutions, including Jardine Matheson Limited, Tetra Laval, JPMorgan and the Monetary Authority of Singapore, where he was based locally and in New York, London, Switzerland and Hong Kong. Mr Heng graduated with a Bachelor of Business Administration from the National University of Singapore.

ALLEN LEW YOONG KEONG
Chief Executive Officer (Singapore), SingTel

Mr Lew, 53, was appointed CEO (Singapore) in February 2006 to drive the performance and operations of SingTel's business in Singapore. He began his career with the SingTel Group in November 1980 and has served in various senior management positions since then, including Chief Operating Officer of Advanced Info Service Public Company Limited – SingTel's associate in Thailand; Chief Operating Officer of Singapore Telecom International Pte Ltd, and Managing Director of Optus Consumer. Mr Lew is a Board member of the Sentosa Development Corporation. He holds a Bachelor of Electrical Engineering from The University of Western Australia, and a Master of Science (Management) from the Massachusetts Institute of Technology, USA.

LIM CHUAN POH
Chief Executive Officer (International), SingTel

Mr Lim, 53, joined SingTel in October 1998. He was appointed EVP (Strategic Investments) in February 2006. In October 2006, he assumed the position of CEO (International). He is responsible for SingTel's regional associates and supports the growth objectives of SingTel's business groups through strategic investments in the region. Mr Lim has held various senior appointments in SingTel, including EVP (Consumer






Business) and EVP (Corporate Business). He was CEO of SingTel Mobile between April 2004 and February 2006. He is also Chairman of Bridge Alliance, a group of leading communications companies in Asia. Mr Lim has extensive experience in the public sector and was Deputy Secretary at the Ministry of Communications prior to joining SingTel. He holds a Bachelor of Engineering Science (Honours) from Balliol College, University of Oxford, UK, and a Master in Public Health Engineering from the Imperial College of Science and Technology, University of London.

JEANN LOW NGIAP JONG

Chief Financial Officer, SingTel Optus

Ms Low, 47, is Optus' CFO and is responsible for the company's financial affairs including corporate finance, procurement, taxation, treasury, risk management and investor relations. Ms Low joined Optus in 2006 after moving from SingTel. She was previously the EVP (Strategic Investments) managing the SingTel Group's existing international investments. She was also responsible for delivering growth across SingTel by pursuing opportunities for strategic investments globally. Prior to this role, she was the Group Financial Controller for five years from 1998 with SingTel. Before joining SingTel, Ms Low worked for several years in both the London and Singapore practices of an international accounting firm and thereafter in a public listed electronics company in Singapore. Ms Low holds a Bachelor of Accountancy (Honours) from the National University of Singapore. She is a Certified Public Accountant with the Institute of Certified Public Accountants of Singapore.

NG YOKE WENG

Group Chief Information Officer, SingTel

Mr Ng, 52, joined SingTel in May 1997 as Chief Information Officer. He was re-designated Group Chief Information Officer in 2003 following the integration of the IT operations for SingTel's Singapore and Australian (Optus) businesses. Mr Ng oversees the planning, development and operations of the IT infrastructure and information systems to ensure quality service delivery and operational efficiency. Since 1 April 2007, he has been covering the Group Chief Technology Officer role, responsible for driving long-term technology strategy, synergies and benchmarking. Mr Ng holds a Bachelor of Electrical Engineering (First Class Honours) from the University of Canterbury, New Zealand.

PAUL O'SULLIVAN

Chief Executive Officer, SingTel Optus

Mr O'Sullivan, 47, was appointed Chief Executive in September 2004. He is responsible for all aspects of the performance and operations of Optus in Australia. Prior to this, he served as Chief Operating Officer for three years, following the acquisition of Optus by SingTel in 2001. Mr O'Sullivan joined Optus as Retail Marketplace Manager in its Business Division in 1996 and became Managing Director of its Mobile Division in 1998. Before Optus, he spent 11 years in various management roles with the Royal Dutch Shell Group. Mr O'Sullivan holds a Bachelor of Arts (Moderatorship) in Economics (First Class) from Trinity College, The University of Dublin. He is a graduate of the Harvard Business School's Advanced Management Programme.

ORGANISATION STRUCTURE


Chief Executive Officer (International)
• Business Management
• Regional Operations
• Regional Technical
• Strategic Investments
• SingTel Group Innovations
Chief Executive Officer (Optus)
• Optus Business
• Optus Consumer
• Optus Small and Medium Business
• Optus Wholesale and Satellite
• Networks*
• Products and Delivery
• Virgin Mobile Australia
• Support Units*
Chief Executive Officer (Singapore)
• Business
• Consumer
• NCS
• Networks*
• SingTel Global Offices
• Wholesale
• Support Units*
Group Chief Financial Officer
• Finance
• Corporate Affairs
- Investor Relations
- Tax Planning and Compliance
- Treasury
GROUP CHIEF EXECUTIVE OFFICER
AUDIT COMMITTEE
Vice President (Audit)
Director (Corporate Communications)
General Counsel/ Company Secretary
Group Chief Information Officer
Group Chief Strategy Officer
Group Chief Technology Officer
Group Director (Human Resource)

*These functions dual report to the respective Group Functional Heads.

AWARDS AND ACCOLADES

SINGTEL

Asean Business Awards 2007
- Most Admired Asean Enterprise, 'Growth' category

Asia Business Continuity Awards 2007
- Group Excellence category (2nd)

Asian MobileNews Awards 2007
- Mobile Operator of the Year, Singapore (3rd consecutive year)

Australian Telecommunications Awards 2007
- Best International Carrier

Computerworld Readers' Choice Awards 2007
- Data Centre and Hosting Services – SingTel EXPAN (1st)
- Managed Connectivity Services – SingTel Enterprise360 (1st)

Corporate Governance Asia Awards 2007
- Best in Asia

Corporate Reputation Survey 2006
- Best Reputation (Mobile phone sector)

Excellent Service Award 2007
- 27 Star, 40 Gold & 33 Silver Award – hello! shops

FinanceAsia - Asia's Best Companies 2007 Poll
- Best Regional Company (Telecoms)
- Best Managed Company (3rd)
- Best Corporate Governance
- Best Investor Relations
- Most Committed to a Strong Dividend Policy

Hitwise Online Performance Annual Awards
- Most Popular site (Shopping & Classifieds Appliances & Electronics) – SingTelshop.com

IR Magazine South East Asia Conference & Awards 2007
- Best Corporate Governance (large cap)

Network World Asia Readers' Choice
- Product Excellence Award 2007
- Best Managed Services

Promaxbda Asia 2007
- Sales & Marketing Presentation (Silver) – mio TV launch trailer

SIAS Investors' Choice Awards 2007
- Most Transparent Company (Hall of Fame)

Singapore Compact for Corporate Social Responsibility
- CSR Recognition Award

Singapore International 100 Ranking 2007
- Highest Overseas Revenue (3rd)

Singapore 1000 Awards 2007
- Net Profit Excellence (Communications/Transport/Storage)

Singapore 1000 Award 2008
- Net Profit Excellence – Honorary Award (Communications/Transport/Storage)

Readers' Digest Trusted Brands Awards 2007
- Platinum (Telecom Company)
- Gold (Mobile Service Provider)

Telecom Asia Awards 2007
- Telecom CEO of the Year – Allen Lew

The Asset Best in Corporate Governance Awards 2007
- Best in Corporate Governance, Singapore

NCS

Managing Information Strategies (MIS) Magazine
- Asia Pacific Top 10 IT Vendors

The Asian Banker Journal
- The Asian Banker IT Implementation Awards 2008 (Best Branch Automation and Networking Project Award)

Partners' Awards

Alcatel-Lucent: Outstanding Growth Award
BEA: 2007 Top Partner of the Year South East Asia Platinum; BEA Systems Integrator of the Year
BMC: Software Asia South Partner 2007
CPF Board: Appreciation of Excellent Service in 2006
IBM: Top Performing IDA Partner Award; IBM Top Sales Award for Systems P; IBM Top Sales Award for Consultants and Integrators
Nokia: Business "Outstanding Performance" Award 2007
Oracle University: FY07 Partner of the Year – Highest Number of Oracle Certified Professionals by Oracle; FY07 Partner of the Year – Database Options by Oracle; FY07 Partner of the Year – Systems Integrator by Oracle
SAP: Certified Service Partner 2007

OPTUS

Australian Telecom Awards 2007
- Best 2007 Advertising Campaign (We Hear You – Animal Series)

Australian Direct Marketing Awards 2007
- Best Website
- Best Single Medium Campaign
- Best Integrated Campaign

City of Ryde Access Awards 2007
- Commercial Category Award

NSW Government's 2008 Sustainability Green Globe Awards
- Business Category (Commercial Tenant Award)
- Individual Category (Environmental Sustainability Champion)

Safety, Rehabilitation and Compensation Commission Awards 2007
- Best Rehabilitation and Return to Work



Shaping The Future

Building Bridges. Expanding Horizons.

We look to the world as our ultimate business frontier. As a leading telecommunications service provider, SingTel seeks a significant presence in both emerging and developed markets. Besides meeting basic telecommunication needs, we aim to develop closer relationships with our customers through new and innovative value-added services.



OPERATING AND FINANCIAL REVIEW



Taj Mahal, Agra, India

INCREASED REGIONAL CONTRIBUTIONS

SingTel's regional business pushed ahead to make new inroads and increased market share. Our combined mobile customer base in the region as at 31 March 2008 increased 50 per cent from a year ago to over 185 million users. This is the largest mobile customer base in Asia outside China.

Our regional associates – AIS in Thailand, Bharti Airtel in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh, Telkomsel in Indonesia and our newest addition, Warid Telecom in Pakistan – performed very well. Bharti and Telkomsel continued to have impressive customer growth rates of 67 per cent and 32 per cent respectively year on year.

ACCOLADES AND AWARDS

Bharti Airtel, India's telecommunications market leader and the sub-continent's largest GSM operator, won double honours as the 'Best Brand' and the 'Best Mobile Operator' at the World Communications Awards 2007.

Bharti impressed with its ability to make affordability and availability the cornerstone of their strategy to drive usage and customer acquisition. Together with its impeccable quality of service, Bharti saw exponential growth in mobile customer numbers. In May 2007, it crossed the 40 million mobile customer milestone to join the league of Top 10 global operators, eventually growing its mobile customer base to 62 million by March 2008.



Business in the Region

SingTel pushed ahead to make new inroads and gain market share in the region. Our combined mobile customer base exceeded 185 million users, a 50 per cent increase from a year ago, making it the largest mobile base in Asia outside China.

SingTel's second largest regional mobile associate in terms of mobile customers, Telkomsel of Indonesia, clinched the 'Best Asia Pacific Call Centre' in the Asia Pacific Call Centre Awards in November 2007. Other accolades won during the year included the 'Indonesia Operator of the Year 2007', 'Indonesian Customer Satisfaction Award' and 'The Best Brand Award' for simPATI, Telkomsel's prepaid service.

As one of Indonesia's busiest call centres, Telkomsel's 4,000 call centre officers handle about 1.2 million calls per day. The volume is set to increase with its strong customer base growth.

Globe received strong approval for its corporate practices and community programmes. It was named 'Best in Corporate Governance Disclosure for a Non-Financial Institution' by the Management Association of the Philippines and was also awarded 'Top Five Publicly-listed Companies for Corporate Governance'. The company's social responsibility programme, 'Globe Bridging Communities', was a winner of the '2008 Grand Anvil Award'. In August 2007, Globe unveiled a new Globe Life logo that unifies all its sub-brands.

Pacific Bangladesh Telecom also refreshed its corporate identity to take on a bolder and more dynamic look. Bangladesh's fifth-largest mobile phone operator improved customer service availability at the 'thana' or village level through 472 Customer Care Points and six customer care centres located across the country.

OPERATING AND FINANCIAL REVIEW

During the year, AIS introduced a range of business and marketing activities in Thailand to add to its comprehensive suite of quality services to customers. Notable was the launch of its first Voice over Internet Protocol ("VoIP") services, AIS Net Call and Data Talk. AIS' two other established services – GSM Advanced and 1-2 Call – won 'The 2008 Thailand Most Admired Brand'.

We invested S$1.17 billion to acquire a 30 per cent equity stake in Warid Telecom, Pakistan's fourth largest mobile operator. Pakistan's current mobile penetration rate of 52 per cent and strong regulatory regime makes it one of the most attractive emerging cellular markets in the world. Warid Telecom won 'Brand of the Year Award' last year. The award is endorsed by Pakistan Standards and Quality Control Authority and the Federation of Pakistan Chambers of Commerce and Industry.

BEYOND COMMUNICATIONS

Bharti Airtel continued to build on its repertoire of value-added services with the launch of India's first upgrade to SMS via its SMS 2.0 service, an interactive mobile marketing messaging service which enables users to send personalised messages converging text messaging, content and contextual advertising into one application. Bharti was also the first to launch broadband access at 8Mbps in India.

Extending beyond communications, Telkomsel launched T-Cash, a mobile wallet service that allows users to pay for purchases on their mobile phone in November 2007. To boost popularity, even non-Telkomsel customers have access to the service.

Globe Telecom partnered New York-listed Western Union Company to offer customers cross-border, low-denomination remittances via its mobile wallet service.


Sing
WARID
Citycell

Opposite page Products and services from our regional associates (clockwise from top left Airtel, AIS, Airtel and Telkomsel)

This page clockwise from top SingTel moves into Pakistan with Warid Telecom • Pacific Bangladesh Telecom takes on a bold and dynamic new identity • Telkomsel named Best Operator of the Year • Globe's suite of services connects the Philippines

In Bangladesh, Pacific Bangladesh Telecom introduced Zoom which rides on its CDMA 1X network. This service provides customers with Internet access on the go.

BRIDGING TERRITORIES

In 2007, Asia Pacific's leading Bridge Alliance (formerly known as Bridge Mobile Alliance) added one new alliance member – AIS of Thailand – to its growing regional footprint. The alliance is now a current partnership of 11 leading mobile operators with a combined customer base of over 205 million: Airtel (India), AIS (Thailand), HK CSL (Hong Kong), CTM (Macau), Globe (Philippines), Maxis (Malaysia), SingTel Mobile (Singapore), SingTel Optus (Australia), SK Telecom (Korea), Taiwan Mobile (Taiwan) and Telkomsel (Indonesia).

The alliance also launched a new brand identity reinforcing its focus to serve travellers across the region, and Bridge DataRoam, a ground breaking one-flat rate data roaming plan across 11 territories, giving customers peace of mind when they roam on the alliance member networks, and as much as 90 per cent savings on their data roaming usage charges. Customers can subscribe to Bridge DataRoam with a choice of two capped usage plans – Bridge DataRoam[15] and Bridge DataRoam[40].

OPERATING AND FINANCIAL REVIEW



Sydney cityscape, Australia

INVESTING FOR THE FUTURE

A strong economy in Australia set the stage for Optus this financial year. Despite intensified competition, we upheld our strength and reputation as the customers' champion while investing in our network for future growth.

Central to this investment is the expansion of our mobile network. The decision to extend the network to 98 per cent of the Australian population by December 2009 marked the dawn of a new era for mobile competition in Australia, and will see us become the only Australian carrier capable of challenging the incumbent's network reach. This investment will also drive increased market share, building on the seven million customers we have today.

On-net revenue and margins grew, consistent with our strategy to focus on our Hybrid Fibre Coaxial ("HFC") and expanding Unbundled Local Loop ("ULL") networks. With these two networks combined, we now have a footprint covering over 50 per cent of Australian homes. This investment has enabled us to increase broadband subscribers on our fixed-line network by 62 per cent in 12 months.

In October, we strengthened our reign as Australia's premium provider of satellite services with the launch of the Optus D2 Satellite. The D-series satellites will increase our satellite fleet capacity by more than 30 per cent. Equipped with the youngest satellite fleet in Australia, we are in pole



Business in Australia

Optus focused on profitable growth, investing in the expansion of its mobile and fixed networks to bring competition and choice to the market.

position to provide subscription TV services to the year 2020 and beyond.

These network investments represent just part of the A$1 billion annual capital expenditure we invest in improving Australia's telecommunication networks, products and services.

OFFERING VALUE AND INNOVATIVE SERVICES

2007 was the year wireless broadband came onto the scene. Optus rose to the challenge with the launch of new pricing plans and an expanded product offering under the Optus Wireless Broadband banner. Wireless broadband customers can now access the Internet at any location that has Optus 3G/High Speed Packet Access ("HSPA") coverage.

In mobile, we acquired 400,000 new customers in the year and maintained our lead in prepaid mobile with Turbocharge and the launch of prepaid recharge online. Postpaid growth was driven by a variety of innovative capped plans as well as the launch of wireless broadband.

Further leveraging our investment in mobile, Optus' subsidiary Virgin Mobile introduced Virgin Broadband, a pioneering suite of home and mobile broadband packages, delivered over the 3G network.

We offered even greater value to consumers with the launch of new product bundles and caps such as Optus Fusion. Australia's first combined phone and broadband cap,

OPERATING AND FINANCIAL REVIEW


OPTUS
ONE
PROJECT

*Clockwise from top left:
New Optus 'yes' store • Launch of D2 satellite • Winners of Optus ONE80 project • The Optus Prepaid crew*

Fusion demonstrates our commitment to offering customers sensational value while shaking up the Australian fixed-line market.

The essence of Optus is to provide choice, which is what we gave Australians when we launched our Black & White campaign. In this campaign, we invited Australian consumers to make a direct comparison between an Optus mobile cap plan and that of our main competitor, demonstrating significant value in our offerings.

In keeping with our strategy to partner innovative solution providers in the small and medium business ("SMB") market, we launched a portable payment solution in association with MINT Wireless. We also launched Optus Evolve, a next generation IP network that places us at the forefront of converged network solutions, allowing us to move beyond traditional services and leverage our end-to-end Information Communications Technology ("ICT") capability in the large corporate and government sectors.

Migration of our prepaid and postpaid mobile customers to our new billing and customer care system commenced in October 2007. The new platform provides self-service functionality, allowing customers to buy products and manage their accounts online. It also gives us greater visibility of our customers, enabling us to serve them better.

CONTENT IS KING

With customers' increasing hunger for quality mobile content, we maintained our approach of partnering trusted content providers by signing strategic partnerships including



Clockwise from top:
The new Optus Centre at Macquarie Park • Staff relax at Optus Macquarie Park • Mr John Howard, then Australian Prime Minister, officiated at the opening of the new Optus Centre

MySpace and MTV. We also extended our existing partner programme with Fairfax Digital to offer personalised business and finance news through the Optus ZOO portal.

In March, we announced that Google would power the web search engine on our portal, myZOO. This is in addition to Google's search function for Optus ZOO customers via their mobile phones, representing an Australian first in dual platform delivery of Google searches.

Extending our focus on content to SMB customers, we launched www.bizthinktank.com.au, an online knowledge centre which offers customers easy access to a library of articles, business tips and insights on running a successful small business.

COMING TOGETHER

2007 was a milestone for Optus as we moved more than 6,000 employees to our new headquarters in Macquarie Park, Sydney. We brought together staff from nine separate sites to Australia's largest single-tenant and self-contained business facility. The state-of-the-art facility was officially opened by the then Prime Minister of Australia, Mr John Howard, in October 2007.

The open-plan design of the new facility emphasises the use of shared spaces to enhance collaboration, innovation and the exchange of ideas. Each floor has its own 'town square' acting as the focal point of business and social activity, while the workstation design creates an open environment that allows for greater interaction and communication.

OPERATING AND FINANCIAL REVIEW



City Hall, Singapore

PURSUIT OF INNOVATION

We strengthened our market leadership in Singapore with a host of landmark initiatives and business programmes.

In July 2007, we launched mio TV, our much-anticipated pay TV service boasting several 'world firsts' with content partner tie-ups and the widest range of video-on-demand titles on any Singapore television platform. It revolutionises the way people watch TV by offering them the flexibility of watching what they want, when they want. mio TV holds the promise of transforming the TV into a central platform of communication and entertainment for households by integrating video conferencing, instant messaging, photos and music. Our mobile customers can also watch selected mio TV channels on their handsets on the move.

We successfully inked unprecedented agreements with content owners and producers. For example, Sony Pictures Television International brings to mio TV viewers some of Sony's feature films at the same time as their DVD releases and before their debut on television anywhere in the world. The BBC unveiled two brand new global channels – BBC Knowledge and BBC Lifestyle – on mio TV. The market saw its first Cantonese movie channel Mei Ah, where selected movies will premiere simultaneously on Hong Kong cinema screens and mio TV. We also secured rights to screen movies from studios like Disney, Twentieth Century Fox and Universal Pictures.

In another coup for mio TV, our customers can look forward to UEFA Champions League and UEFA Cup 2009-2012 on



Business in Singapore

SingTel extended its market leadership in key segments in both the consumer and corporate businesses, generating impressive growth in mobile and data service revenues.



their mobile phones, the Internet (www.ideas.singtel.com) and mio TV. Matches will be streamed 'live' and on-demand.

Home-grown ICT entrepreneurs can now seek assistance from the SingTel Partner Programme to develop innovative mobile solutions and applications and bring them to market. The initiative is supported by the Infocomm Development Authority of Singapore ("IDA") and leading industry players: Forum Nokia, HTC, Microsoft, Motorola, Nokia Siemens Networks, Research In Motion and Sony Ericsson. A state-of-the-art innovation centre has been established to allow developers to test their applications over our 3G/3.5G network. Members of the programme can participate in joint-marketing activities with us and our diverse eco-system of regional partners.

We collaborated with the Singapore Polytechnic's Singapore Maritime Academy ("SMA") and Globe Wireless to set up a maritime satellite communications centre called SatCom@SMA. The first of its kind in Asia Pacific, it is equipped with our innovative maritime communication applications, as well as high-speed always-on broadband Internet connectivity via satellite to demonstrate real-time broadband communications between shipping vessels and their headquarters on land.

The facility sets a new benchmark for maritime education by enabling students to learn about the latest in satellite communications technology and gain valuable practical experience to complement their classroom theory lessons. It also serves as an important innovation hub to facilitate the

OPERATING AND FINANCIAL REVIEW


mio TV
Where Ideas Become Reality
Mobile
htc
SingTel
SingTel

Clockwise from top: mio TV transforms home entertainment with what-you-want, when-you-want content • SingTel Partner Programme supports home-grown ICT entrepreneurs • VIPs and valued partners graced the official launch of mio TV

development of new maritime communication solutions that will boost business productivity and enhance crew welfare.

LEADING THE MARKET

Our Singapore operations saw four consecutive quarters of double-digit growth in operating revenue. We maintained our pole position with 2.57 million mobile customers – the largest in Singapore where penetration is about 130 per cent. In the prepaid mobile segment, we extended our leadership position by having 1.19 million users as at 31 March 2008, representing a 116 per cent increase from a year ago. We also continued to lead the broadband market with a 54 per cent share.

In May 2007, and for the first time in Singapore, commuters were able to obtain real-time bus arrival information on their mobile phones. A month later, we became the first operator in Asia Pacific to offer MobileM@il, a free 'push' email service for postpaid customers. It is also the first advertising-based mobile email service that delivers real-time email for users.

In September, we teamed up with NETS, Singapore's leading electronic payments provider, to conduct a Near Field Communications trial for stored-value wallets with 'over-the-air' capability. The first of its kind in Asia, this trial using a mobile wallet concept will support the Government's master plan of transforming the city-state into a cashless society.

Our wholly-owned subsidiary NCS maintained leadership in the IT industry and we are the only company among Singapore's top ten IT services providers to achieve the Capability Maturity Model Integration, Level 5 (CMMI L5). In Singapore, we secured major projects with Government agencies and ministries such as the Civil Aviation Authority of Singapore, Health Promotion Board, Ministry of Health, Ministry of Manpower and the National Library Board. NCS' overseas operations remained strong, growing faster than the local business and accounted for 25 per cent of revenue, a 20 per cent increase from a year ago.


SingTel
SingTel


Clockwise from top: Children ride on their parents' mobile plan with RedPAC • Practical lessons for students on the latest satellite communications technology at SatCom@SMA • Senior Management executives at the staff F1 launch • Mr. S Iswaran, Senior Minister of State for Trade and Industry, takes SingTel's racing simulator for a spin at our launch event


SingTel


We also strengthened our presence in Australia, China and Hong Kong and made huge inroads into the Middle East, winning projects from Bahrain, Dubai, Kuwait, Oman, Qatar and Saudi Arabia.

CONNECTING PEOPLE

To encourage communication between parents and children, we introduced RedPAC which allows them to share a mobile plan. Targeted at parents with children between the ages of 7 and 15, RedPAC comes with benefits and freebies such as free talktime of up to S$150 and additional 150 SMSes.

The Singapore Zoo, Night Safari and Jurong Bird Park, joined other hotspots to offer free wireless broadband access via the SingTel Wireless@SG network. The free access offers visitors location-based online discovery portals and relevant information aimed at enhancing their leisure experiences.

RACING AHEAD

A milestone was created when we became the title sponsor for the inaugural Formula 1™ Grand Prix in Singapore. The hugely popular event on the world's motor racing calendar, with an audience of 600 million in 185 territories, is known as the '2008 FORMULA 1™ SingTel Singapore Grand Prix'. This will also be the maiden night race in the history of Formula 1™.

Winning the title rights to this prestigious event is of tremendous significance to us as the company shares the spirit of innovation, teamwork, integrity and tenacity that underpin the success of winning Formula 1™ teams.

OPERATING AND FINANCIAL REVIEW

Group Five-Year Financial Summary

	Financial Year ended 31 March				
	2008	2007	2006	2005	2004
Income Statement (S$ million)					
Group operating revenue (restated) [1]	**14,844**	13,377	13,353	12,817	12,169
SingTel (restated) [1]	**4,904**	4,430	4,355	4,246	4,219
Optus	**9,940**	8,947	8,998	8,571	7,949
Optus (A$ million)	**7,760**	7,475	7,192	6,920	6,609
Group operational EBITDA	**4,530**	4,282	4,467	4,662	4,238
SingTel	**1,967**	1,902	1,915	1,992	2,008
Optus	**2,564**	2,380	2,552	2,669	2,280
Optus (A$ million)	**2,002**	1,988	2,038	2,155	1,892
Share of associates' pre-tax earnings	**2,712**	2,073	1,649	1,260	1,120
Net profit after tax	**3,960**	3,779	4,163	3,268	4,485
Underlying net profit [2]	**3,681**	3,556	3,295	3,060	2,517
Cash Flow (S$ million)					
Group free cash flow [3]	**3,575**	2,795	2,772	3,062	3,295
SingTel	**2,423**	1,904	1,761	1,526	1,926
Optus	**1,152**	891	1,011	1,536	1,369
Optus (A$ million)	**903**	742	815	1,234	1,106
Capital expenditure (cash)	**1,879**	1,790	1,714	1,428	1,300
Balance Sheet (S$ million)					
Total assets (restated) [4]	**34,714**	32,659	33,618	35,345	36,868
Shareholders' funds	**21,000**	20,847	21,091	19,271	19,752
Net debt	**7,303**	5,895	5,006	6,631	7,109
Key Ratios					
Proportionate EBITDA from outside Singapore (%)	**75**	70	68	66	66
SingTel operational EBITDA margin (restated) [1] (%)	**40.1**	42.9	44.0	46.9	47.6
Optus operational EBITDA margin (%)	**25.8**	26.6	28.4	31.1	28.7
Return on invested capital (%)	**18.9**	18.3	17.2	16.2	14.9
Return on equity (%)	**18.9**	18.0	20.6	16.8	25.5
Return on total assets (restated) [4] (%)	**11.8**	11.4	12.1	9.1	13.1
Net debt to EBITDA (number of times)	**1.0**	0.9	0.8	1.1	1.2
EBITDA to net interest expense (number of times)	**20.7**	21.3	17.0	15.1	13.8
Per Share Information (cents)					
Earnings per share - basic	**24.90**	23.25	24.98	19.01	25.15
Earnings per share - underlying net profit [2]	**23.15**	21.88	19.77	17.80	14.12
Net assets per share	**132.03**	131.20	126.27	115.86	110.67
Dividend per share - ordinary	**12.5**	11.0	10.0	8.0	6.4
Dividend per share - special	**-**	9.5	-	5.0	-

'SingTel' refers to the SingTel Group excluding Optus.

Notes:

(1) Operating revenues of the Group and SingTel have been restated to reflect mobile outbound roaming revenue on a gross basis to better reflect the commercial arrangements. Mobile outbound roaming revenue was previously recorded as net of payments to the roaming partners. This change has no impact on the net profit or cash flows of the Group and SingTel.

(2) Underlying net profit is defined as net profit before goodwill, exceptional items, Belgacom's net contribution and exchange differences on inter-company loans to Optus and capital reductions of certain overseas subsidiaries, net of hedging, as well as significant exceptional items of associates.

(3) Free cash flow refers to cash flow from operating activities, including dividends from associates, less cash capital expenditure.

(4) Certain comparative figures have been adjusted to conform with changes in presentation in the current financial year.

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

Group	Financial Year ended 31 March		
		Restated [2]	
	2008 (S$ million)	2007 (S$ million)	Change (%)
Operating revenue	**14,844**	13,377	11.0
Operational EBITDA	**4,530**	4,282	5.8
Operational EBITDA margin	***30.5%***	*32.0%*	
Share of associates' pre-tax profit	**2,559**	2,073	23.5
EBITDA	**7,089**	6,692	5.9
Exceptional gains	**103**	185	-44.2
Net profit	**3,960**	3,779	4.8
Basic earnings per share (S cents)	**24.9**	23.3	7.1
Underlying net profit [3] (ex-IDA compensation)	**3,681**	3,219	14.3
Underlying earnings per share (ex-IDA compensation) (S cents)	**23.2**	19.8	16.9

Notes:

(1) In this section, 'Optus' refers to SingTel Optus Pty Limited and its subsidiaries, 'SingTel' refers to the SingTel Group excluding Optus and 'nm' denotes not meaningful. "Associate" refers to either an associated company or a joint venture company as defined under Singapore Financial Reporting Standard.

(2) In the previous financial year, mobile outbound roaming revenue had been recorded as revenue net of payments to the roaming partners. To better reflect the commercial arrangements, SingTel has recorded the roaming revenue on a gross basis with effect from 1 April 2007. The revenues for the previous financial year for the Group and SingTel had been restated to be consistent with this financial year.

(3) Underlying net profit refers to net profit before exceptional items, exchange differences on inter-company loans to Optus and capital reductions of certain overseas subsidiaries as well as significant exceptional items of the associates.

GROUP

For the financial year ended 31 March 2008, the Group reported strong earnings growth on the back of double-digit revenue growth, the highest in recent years. Despite the cessation of recognition of IDA compensation income with effect from 1 April 2007, net profit for the year was up 4.8 per cent to S$3.96 billion.

Underlying net profit (excluding IDA compensation) increased a robust 14 per cent to S$3.68 billion. Earnings per share ("EPS") on the same basis was up 17 per cent to 23.2 cents with the lower share base after the capital reduction exercise in September 2006.

The strong performance was driven largely by the high profit growth of Bharti and Telkomsel, which reported solid results with rapid customer growth. Overall, the associates' post-tax contributions increased 26 per cent to S$1.93 billion and accounted for a substantial 53 per cent of the Group's underlying net profit, up 5 percentage points from a year ago.

Operating revenue reached a record S$14.84 billion, up 11 per cent from S$13.38 billion a year earlier, driven by the Singapore Business and a strong Australian Dollar.

In Singapore, operating revenue increased 11 per cent, underpinned by strong growth in Mobile Communications, Data & Internet and IT as the domestic economy grew a robust 7.7 per cent in 2007. Despite operating in a highly competitive market, SingTel maintained its leadership in the postpaid mobile and broadband markets. During the year, SingTel regained its leadership in the prepaid mobile segment with record prepaid net additions as it strengthened its distribution presence, particularly in the foreign worker segment. mio TV was launched in July 2007. Though this new service is not

OPERATING AND FINANCIAL REVIEW

Singapore Business	Financial Year ended 31 March 2008 (S$ million)	Restated 2007 (S$ million)	Change (%)
Operating revenue			
Data and Internet	**1,385**	1,255	10.3
Mobile communications	**1,322**	1,150	15.0
IT and engineering	**731**	618	18.2
International telephone	**616**	594	3.8
National telephone	**425**	455	-6.6
Sale of equipment	**272**	235	15.9
Others	**154**	124	24.1
	4,904	4,430	10.7
Operational EBITDA (without Group corporate costs)	**2,011**	1,931	4.1
Operational EBITDA margin	***41.0%***	*43.6%*	

expected to make a significant contribution to revenue in the near future, it allows SingTel to offer a comprehensive suite of services to customers. As at 31 March 2008, SingTel had 44,000 mio TV customers.

In Australia, where two-thirds of the Group's operating revenue were derived, operating revenue in Australian Dollar rose 3.8 per cent but was up 11 per cent when translated to the Singapore Dollar due to the appreciation of the Australian Dollar by 7 per cent from a year ago. The revenue increase was despite the mandated reduction in average interconnect mobile termination rates by the Australian Competition and Consumer Commission ("ACCC") as well as Optus' exit from the unprofitable consumer fixed-line resale market.

With the strong revenue growth, operational EBITDA for the Group was up 5.8 per cent to S$4.53 billion. Margin on revenue, however, declined 1.5 percentage points to 30.5 per cent as a result of higher mobile selling costs from strong subscriber additions. The decline also reflected the impact of a number of key strategic initiatives which incurred costs this year but are expected to contribute to revenue and earnings in the future such as the launch and content costs for mio TV in Singapore.

EBITDA was up 5.9 per cent after including the share of pre-tax profit of associates of S$2.56 billion.

Net finance expense for the Group was S$177 million, down by a significant 47 per cent from S$334 million in the previous year. The decline was due to the recognition of exceptional net realised currency translation gains of S$195 million arising from the share capital reductions of certain foreign subsidiaries. Without this exceptional gain, the net finance expense for the Group would have been S$372 million, up 11 per cent from last year attributable to lower interest income from the declines in both interest rates and average cash balances.

Exceptional gains amounted to S$103 million for the year, boosted by the Group's share of Bharti's gain of S$153 million arising from its sale of minority stakes in a subsidiary to investors.

Tax expense was S$1.17 billion, compared to S$909 million in the previous year when the Group benefited from a one-off tax credit of S$38 million from a write-back of deferred tax liability relating to prior years as a result of the reduction in Singapore's corporate tax rate.

On a proportionate basis, the operations outside Singapore accounted for 76 per cent of the Group's enlarged revenue and 75 per cent of the Group's enlarged EBITDA.

SINGAPORE BUSINESS

Despite continued fierce competitive conditions in Singapore, operational EBITDA increased 4.1 per cent to S$2.01 billion with operating revenue up 11 per cent to S$4.90 billion. Operational EBITDA margin, however, declined 2.6 percentage points to 41.0 per cent as operating expenses grew faster than operating revenue due to costs of strategic initiatives as well as higher unit connection cost for mobile acquisition and retention.

Australia Business	Financial Year ended 31 March 2008 (A$ million)	2007 (A$ million)	Change (%)
Operating revenue by division			
Mobile	**4,355**	4,177	4.3
Fixed			
Business and wholesale	**1,872**	1,735	7.9
Consumer and Small-Medium-Business (SMB)	**1,553**	1,599	-2.8
Inter-divisional	**(20)**	(36)	-43.0
	7,760	7,475	3.8
Operational EBITDA	**2,002**	1,988	0.7
Operational EBITDA margin	***25.8%***	*26.6%*	
EBITDA	**2,002**	1,995	0.4
Underlying net profit	**552**	528	4.6
Free cash flows	**903**	742	21.7

Data and Internet, the largest revenue stream, rose 10 per cent to S$1.39 billion. It contributed 28 per cent to SingTel's operating revenue, similar to the previous year. Local Leased Circuits revenue was up 11 per cent, driven mainly by higher revenues from Diginet, Gigawave and MetroEthernet. Managed Services increased 12 per cent attributable mainly to higher sales of Facility Management, Managed Hosting Services and Meg@POP. Broadband revenue rose 9.3 per cent, led by a net increase of 69,000 in the number of broadband lines to 490,000 as at 31 March 2008. SingTel maintained its lead in the broadband Internet with a market share of 54.3 per cent.

The second largest revenue stream, **mobile communications**, contributed 27 per cent to SingTel's operating revenue, up from 26 per cent last year. It increased 15 per cent to S$1.32 billion despite keen competition in a mature market. During the year, a total of 749,000 net mobile subscribers were acquired, four times more than last year. This increase brought the total mobile subscriber base to 2.57 million as at 31 March 2008 – the largest in Singapore.

Prepaid mobile customer base was up an impressive 116 per cent or 640,000, helping SingTel to regain its leadership in the market with a customer base surpassing the one-million mark, at 1.19 million. Prepaid average revenue per user ("ARPU") was up 9.1 per cent attributable mainly to the steep increase in minutes of use, stimulated mainly from free international call price plans.

Postpaid mobile subscriber base was up 8.6 per cent or 109,000 to 1.38 million. Approximately 859,000 of these subscribers were 3G users, representing a sharp increase of 84 per cent from a year ago. Postpaid ARPU was up 3.7 per cent on higher data and roaming revenues. However, blended ARPU declined 8.4 per cent due to the significantly higher proportion of prepaid customers in the total subscriber base. Mobile data services registered robust growth, constituting 31 per cent of ARPU, up from 25 per cent a year earlier. This reflected the Singapore Business' success in stimulating data demand, in line with its strategy of growing non-voice revenue. Churn for postpaid was at a historic low of 0.7 per cent.

As at 31 March 2008, SingTel retained its position as the leading mobile operator in Singapore with an overall market share of 43.4 per cent.

IT and engineering ("IT") revenue remained the third largest revenue contributor, growing 18 per cent to S$731 million. NCS' strategy of overseas expansion continued to gain traction, with revenue outside Singapore at 27 per cent of total IT revenue, up from 22 per cent a year earlier. IT revenue from Singapore grew 10 per cent with higher growth seen in systems and network integration projects as well as hardware sales.

Revenue from **international telephone** was up 3.8 per cent to S$616 million. This was the result of a strong increase of 53

OPERATING AND FINANCIAL REVIEW

per cent in volume of international telephone outgoing minutes (excluding traffic to Malaysia) partially offset by lower average international call collection rates. Traffic volume significantly increased mainly from destinations with free IDD such as Bangladesh and India.

Revenue from **fixed-line** phone services declined 6.6 per cent as voice and data usage fell, while **sale of equipment** was up 16 per cent to S$272 million on higher equipment prices and volumes.

AUSTRALIA BUSINESS

For the financial year ended 31 March 2008, Optus, SingTel's largest subsidiary and Australia's number two telecommunications operator, increased its underlying net profit and delivered stronger free cash flows. Operating revenue was up 3.8 per cent to A$7.76 billion. This performance was achieved even with the 32 per cent reduction in average interconnect mobile termination rates mandated by ACCC and Optus' strategy to exit the unprofitable consumer fixed-line resale market.

Operational EBITDA was slightly higher at A$2.0 billion, with margin at 25.8 per cent. The margin decline from a year ago was primarily a result of higher customer acquisition costs associated with the growth in mobile customer numbers, partially offset by increased margins in the Fixed business.

Optus Mobile contributed 56 per cent to Optus' operating revenue and 72 per cent to Optus' operational EBITDA. Mobile revenue grew 4.3 per cent over the year, from A$4.18 billion to A$4.36 billion. Operational EBITDA margin declined 4 percentage points to 33 per cent, mainly reflecting higher acquisition and retention costs associated with postpaid subscriber growth of 7.8 per cent.

During the year, Optus added a total of 400,000 mobile customers, compared to 251,000 in the previous year. The total customer base as at 31 March 2008 was up 5.9 per cent to 7.14 million. A total of 1.40 million subscribers were provisioned with 3G services, more than three times from a year ago.

The increase in revenue was driven primarily by outgoing service revenue, which was up 7.0 per cent year-on-year as a result of customer and data growth. Incoming service revenue declined 14 per cent as a result of lower termination rates, with average interconnect mobile termination rates falling from 14.25 cents to 9.75 cents this year. Revenue from equipment sales was up a strong 19 per cent due mainly to higher sales volumes in both prepaid and postpaid segments.

Business and Wholesale Fixed made up 24 per cent of Optus' operating revenue and 20 per cent of Optus' operational EBITDA. Revenue was A$1.87 billion for the year, up 7.9 per cent from the previous year. Revenue from Optus Business and Optus Wholesale improved 9.6 per cent and 4.6 per cent respectively.

Operational EBITDA increased 24 per cent and EBITDA margins improved 2 percentage points to 22 per cent with continued focus on its key strategies of growing IP-VPN, expanding ICT and Managed Services business and successfully managing legacy products.

Consumer and SMB Fixed constituted 20 per cent of Optus' operating revenue and 8 per cent of Optus' operational EBITDA. Consistent with its strategy of focusing on on-net subscriber growth, Optus continued to exit unprofitable resale services. Accordingly, consumer fixed on-net revenue was up 22 per cent whilst off-net revenue declined 29 per cent resulting in an overall decline in revenue of 2.8 per cent to A$1.55 billion.

Broadband revenue grew strongly at 20 per cent. As at 31 March 2008, Optus had 907,000 broadband customers, 16 per cent or 126,000 more than a year ago. The total on-net broadband customer base increased 62 per cent to 705,000 as at 31 March 2008.

Operational EBITDA margin was up 3 percentage points to 10 per cent and operational EBITDA increased 40 per cent, reflecting higher on-net revenue mix and yield management initiatives.

ASSOCIATES

Our associates again proved to be the key profit drivers for the Group this year. For the financial year ended 31 March 2008, the robust growth of Bharti and Telkomsel on the back of rapid expansion in their customer base pushed the Group's share of pre-tax profit from associates to S$2.56 billion, up 24 per cent, and lifted their contributions to the Group's post-tax profit to S$1.93 billion, up 26 per cent. Overall, the associates accounted for 53 per cent of the Group's underlying net profit, an increase from last year's 48 per cent.

Bharti – India's top mobile phone company and 30.4 per cent owned by SingTel – became the largest regional mobile associate in terms of the number of mobile customers during the year. It registered a 67 per cent increase in its customer base to 62 million. Telkomsel, Indonesia's largest mobile phone operator, posted a growth of 32 per cent to 51 million customers. Including Warid Telecom – the fourth largest mobile operator in Pakistan – which was acquired in September 2007, the Group's combined mobile

Associates	Financial Year ended 31 March 2008 (S$ million)	2007 (S$ million)	Change (%)
Share of pre-tax profit [1]			
Regional mobile associates			
Telkomsel	**1,146**	994	15.3
Bharti	**840**	509	65.1
Globe	**317**	290	9.4
AIS	**253**	231	9.4
Pacific Bangladesh Telecom	**(38)**	(39)	-2.3
Warid Telecom	**(31)**	-	nm
	2,487	1,984	25.3
Other associates	**72**	89	-18.3
	2,559	2,073	23.5
Share of post-tax profit [2]			
Regional mobile associates			
Telkomsel	**803**	687	16.8
Bharti	**753**	448	67.9
Globe	**209**	194	8.1
AIS	**176**	161	9.6
Pacific Bangladesh Telecom	**(38)**	(28)	36.0
Warid Telecom	**(32)**	-	nm
	1,872	1,462	28.0
Other associates	**60**	75	-20.3
	1,932	1,538	25.6

Notes:

(1) Excluding the share of Bharti's gain on dilution of equity interest in Infratel.
(2) Excluding the share of Bharti's gain on dilution of equity interest in Infratel and the writeback of deferred tax asset upon demerger of Infratel.

customer base grew by a record 50 per cent or 62 million to top 185 million as at 31 March 2008, making SingTel the telecommunications company with the biggest mobile customer base in Asia outside China.

Telkomsel remained the largest contributor, accounting for 45 per cent and 42 per cent of the Group's share of pre-tax and post-tax underlying profits from associates respectively. Its pre-tax contribution rose 15 per cent to S$1.15 billion despite a 7 per cent weakening of the Indonesian Rupiah against the Singapore Dollar. With increased price competition, ARPU fell from lower tariffs. Usage, however, more than doubled. It remained a market leader with 51 per cent market share in the Indonesian market as at 31 March 2008.

The Group's share of pre-tax profit from Bharti surged 65 per cent to S$840 million as it continued its strong expansion into the rural areas and made mobile services more affordable to the masses. Revenue was boosted by strong mobile customer growth and higher minutes of use, though ARPU fell on lower prices. The profit contribution from Bharti was also lifted from the 6 per cent strengthening of the Indian Rupee against the Singapore Dollar.

The pre-tax profit contribution from our Philippine associate, Globe, was up 9.4 per cent to S$317 million, benefiting from the 8 per cent appreciation of the Peso. Excluding the additional quarter of profit equity accounted for in the Group, and the exceptional bond redemption cost recognised last year, the pre-tax profit contribution from Globe grew 30 per cent. This increase was primarily driven by increased service revenue from its higher customer base and lower operating expenses.

OPERATING AND FINANCIAL REVIEW

Group	Financial Year ended 31 March 2008 (S$ million)	2007 (S$ million)	Change (%)
Net cash inflow from operating activities	**5,454**	4,585	19.0
Net cash outflow from investing activities	**(2,748)**	(658)	317.7
Net cash outflow from financing activities	**(2,711)**	(5,310)	-48.9
Free cash flow			
Singapore Business	**1,422**	1,298	9.5
Associates (net dividends after withholding tax)	**1,001**	606	65.3
	2,423	1,904	27.3
Australia Business	**1,152**	891	29.3
	3,575	2,795	27.9
Cash capital expenditure as a percentage of operating revenue	***13%***	*13%*	

AIS, our Thai associate, reported relatively flat pre-tax profit compared to a year ago. The 2.9 per cent increase in service revenue from high prepaid customer growth and the recognition of first-time interconnection revenue were eroded by rising operating expenses. The increase in the Group's share of profit contribution was driven mainly by the 9 per cent appreciation of the Thai Baht against the Singapore Dollar.

Warid Telecom, as well as Pacific Bangladesh Telecom – the only CDMA operator in Bangladesh – incurred start-up losses as they aggressively expanded their networks and incurred significant rollout as well as customer acquisition costs.

The Group received S$1.11 billion in gross dividends from its associates, 66 per cent higher than the S$673 million received in the previous year. The increase was mainly from Telkomsel, which paid higher final dividends in line with increased profits, as well as an interim dividend in respect of its financial year ended 31 December 2007.

GROUP CASH FLOW

Operating Activities

The Group's net cash inflow from operating activities was up 19 per cent to S$5.45 billion, boosted by higher dividends received from associates, stronger operating cash flows from improved operational performance and favourable working capital movements.

Investing Activities

The investing cash outflow was S$2.75 billion. The Group invested S$1.17 billion for a 30 per cent equity interest in Warid Telecom in September 2007. Another S$1.88 billion was invested on property, plant and equipment which represented 13 per cent of operating revenue. Capital expenditure was mainly incurred in the expansion of mobile and fixed networks, including HSPA upgrade to support the higher mobile subscriber additions. The Group also invested in D-series satellites, customer care and billing systems as well as submarine cable capacities. The major investing cash inflows were S$331 million from the sale of trading investments, S$88 million from the sale of an associate, Network i2i, as well as S$86 million from the share reductions of associates.

Financing Activities

Net cash outflow of S$2.71 billion for financing activities arose mainly from the payment of S$2.55 billion in final and special dividends in respect of the previous year and interim dividend of S$891 million in respect of the current financial year. As part of overall capital management, the Group had net bank borrowings of S$1.17 billion during the year.

Free Cash Flow

The Group continued to generate strong free cash flow, which was up 28 per cent or S$780 million, driven mainly by higher operating cash flows. The Singapore Business contributed 40 per cent or S$1.42 billion to the Group's free cash flow of S$3.58 billion. This was followed by the Australia Business and the associates which contributed 32 per cent and 28 per cent respectively.

CAPITAL MANAGEMENT

The Group is committed to an optimal capital structure and constantly reviews its capital structure to balance capital efficiency and financial flexibility.

Gross debt increased during the year due to additional net borrowings. Net debt gearing ratio rose to 25.8 per cent as at 31 March 2008 from 22.0 per cent as at 31 March 2007 partly due to the special dividends paid during the year. The average maturity of the Group's borrowings as at year end was 4.5 years. Group net debt was 1.0 times Group EBITDA, while Group EBITDA was 20.7 times net interest expense.

The Group has one of the strongest credit ratings among telecommunications companies in Asia and is committed to maintaining its investment grade credit ratings. SingTel is currently rated A+ by Standard & Poor's and Aa2 by Moody's Investors Service.

GROUP DEBT (S$ million)


7,777
5,006
7,285
5,895
8,675
7,303
March 06
March 07
March 08
Gross Debt
Net Debt (1)

(1) Gross debt less cash and bank balances adjusted for related hedging balances.

GROUP DEBT METRICS


6.4
6.2
4.5
19.2
22.0
25.8
March 06
March 07
March 08
Average Maturity of Borrowings (Years)
Net Debt Gearing Ratio (2) (%)

(2) Net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.

Group	Financial Year ended 31 March		
	2008	2007	2006
Net debt to EBITDA (number of times)	**1.0**	0.9	0.8
Interest cover [3] (number of times)	**20.7**	21.3	17.0

(3) Defined as EBITDA to net interest expense (i.e., interest expense less interest income).

OPERATING AND FINANCIAL REVIEW

SHAREHOLDER RETURNS

SingTel is committed to improving shareholder returns. Management remuneration is pegged closely to the Group's performance. We have in place a performance share plan where share awards are vested upon achievement of Total Shareholders' Return and Return on Invested Capital targets.

More details are set out under 'Corporate Governance Report – Remuneration' on pages 65 to 70.

The Group's underlying earnings per share has grown steadily over the last three years, reflecting the Group's strong operational performance and the lower number of outstanding shares following the capital reduction exercises in 2004 and 2006.

Return on Invested Capital [1] (%)


17.2
18.3
18.9
FY05/06
FY06/07
FY07/08

Underlying Earnings per Share (S cents)


19.77
21.88
23.15
FY05/06
FY06/07
FY07/08

[1] Ratio of Earning Before Interest and Tax (EBIT) to average net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.

SHAREHOLDER PAYOUT

SingTel has a track record of generous shareholder payout.

For the financial year ended 31 March 2008, the Board has recommended a final ordinary dividend of 6.9 cents a share. Together with the interim ordinary dividend of 5.6 cents a share, total distribution for the year will amount to S$2.0 billion. This brings our total shareholder payout to approximately S$22 billion since 2000, or 82 per cent of earnings over the same period.

We have also raised SingTel's dividend payout ratio to 45 to 60 per cent of underlying net profit, up from 40 to 50 per cent previously.

Shareholder Payout (S$ billion)


0.8
0.9
1.0
1.0
1.1
1.3
1.7
1.8
2.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
Ordinary Dividend
Special Dividend
Capital Reduction

SHARE PRICE PERFORMANCE

SingTel's share price rose 19 per cent on the SGX and 18 per cent on the ASX between April 2007 and March 2008.

SingTel Share Price Performance - 1 April 2007 to 31 March 2008



40%
30%
20%
10%
0%
-10%
-20%
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Mar 08

Source: Bloomberg

— SingTel - SGX, 19%

— SingTel - ASX, 18%

— MSCI Global Telecommunications Index, -3%

— MSCI Asia Pacific Telecommunications Index, 10%

STI Index, -5%

OPERATING AND FINANCIAL REVIEW

RISK FACTORS

SingTel's financial performance and operations within and outside Singapore are influenced by a vast range of risk factors. Many of these factors affect not just our businesses but also other businesses in the telecommunications industry as well as in other industries. These risks vary widely and many of them are beyond the control of the Board and Management.

ECONOMIC RISKS

Changes in economic conditions within and outside Singapore may have a material adverse effect on the demand for telecommunications services and hence, on the financial performance and operations of the Group.

POLITICAL RISKS

Some of the countries in which we operate and have investments have experienced or continue to experience political instability. The continuation or re-emergence of such political instability in the future could have a material adverse effect on economic or social conditions and hence, on the ownership, control and condition of the Group's assets in these locations.

REGULATORY RISKS

The Group's operations in Singapore and our international operations and investments are subject to extensive government regulation which may limit our flexibility to respond to market conditions, competition, new technologies or changes in the Group's cost structure. Governments may alter their policies relating to the telecommunications industry and the regulatory environment (including taxation) in which we operate. Such changes could have a material adverse effect on the Group's financial performance and operations.

The operations of our Australian subsidiary, Optus, in particular, are subject to regulatory decisions on the rates at which it purchases services from and provides services to other telecommunications companies in the country. Such decisions can significantly affect Optus' revenues and costs as well as its competitive position, and may also not be consistent with the Group's expectations.

COMPETITIVE RISKS

The telecommunications market in Singapore is becoming increasingly competitive. This has resulted in the loss of share in some segments of the market and the reduction of prices of some of our products and services. As competition intensifies, new players enter the market and regulation requires us to allow our competitors access to our networks. We expect this trend to continue.

The telecommunications market in Australia is extremely competitive. Many participants are subsidiaries of large international groups or have made large investments which are now sunk costs. The Group is, therefore, exposed to the risk of extremely low, even irrational pricing being introduced by such competitors.

The operations of our international businesses are also subject to highly competitive market conditions. There is a regional and global market for many of the services that we provide, particularly international communications and data services offered to business customers. The quality of, and rates for, these services can affect a potential business customer's decision to subscribe to the Group's services, locate or expand its offices or communications facilities in Singapore, or use Singapore as a transit hub for its communications. Prices for some of these services have shown significant declines in recent years and are anticipated to continue to decline at similar rates as a result of capacity additions and general price competition.

REGIONAL EXPANSION RISKS

Given the limited size of the Singapore market, our future growth depends largely on the success of our Asia Pacific expansion strategy. There are considerable risks associated with this regional expansion strategy.

- **Ability to Extract Synergies and Integrate New Investments**
  In acquisitions, we face challenges arising from integrating newly-acquired businesses with our own operations, managing these businesses in markets where we have limited experience, and financing these acquisitions. There is no assurance that the Group will be able to generate synergies from regional acquisitions and that these acquisitions will not become a drain on the Group's management and capital resources.

- Partnership Relations
  The success of our international investments depends, to a large extent, on our relationships with, and the strength of, our investment partners. There is no assurance that the Group will be able to maintain these relationships or that our investment partners will remain committed to their partnerships with the Group.

- Ability to Make Further Acquisitions
  We continuously look for investment opportunities that could contribute to our regional expansion strategy. There is no assurance that the Group will be successful in making further acquisitions due to the limited availability of opportunities, competition for the available opportunities from other potential investors, foreign ownership restrictions, government policies, political considerations and the specific preferences of sellers.

TECHNOLOGY RISKS

The telecommunications industry is typified by rapid and significant technological changes. These changes may materially affect our capital expenditure and operating costs as well as the demand for our products and services.

We have invested substantial capital and other resources in the development and modernisation of our networks and systems. Technological changes continue to reduce the costs, and expand the capacities and functions of new infrastructure capable of delivering competing products and services, resulting in lower prices and more competitive and innovative products and services. These changes may require us to incur significant additional capital expenditure in order to replace and upgrade our network infrastructure, and to maintain the latest technological standards to remain competitive against newer products and services.

In the many markets in which we operate, the Group faces a continuing risk of market entry by operators who, by using newer or lower cost technologies, may succeed in rapidly attracting customers away from established market participants.

PROJECT RISKS

The telecommunications industry is highly capital-intensive. We incur substantial capital expenditure in constructing and maintaining our network infrastructure projects. These projects are subject to risks associated with the construction, supply and installation of network infrastructure. They are also subject to risks associated with sale of capacity on the completed project infrastructure, including risks of default, disputes, litigation and arbitration involving contractors, suppliers, customers and other third parties. In addition, we face risks of loss of, or damage to, our network infrastructure from natural and man-made causes which are beyond our control. Loss and damage caused by risks of this nature may significantly disrupt our operations and may materially and adversely affect our ability to deliver our services to customers.

ELECTROMAGNETIC ENERGY RISKS

Concerns have been raised regarding the possible adverse health consequences associated with the operation of mobile communications devices due to potential exposure to electromagnetic energy. While there is no substantiated evidence of public health effects from exposure to the levels of electromagnetic energy typically emitted from mobile communications devices, there is a risk that an actual or perceived health risk associated with mobile communications could result in:

- litigation against SingTel and our associates;
- reduced demand for mobile communications services; and
- restrictions on the ability of SingTel and our associates to deploy our mobile communications networks as a result of government environmental controls which exist or may be introduced to address this perceived risk.

FINANCIAL RISKS

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. We have established risk management policies, guidelines and control procedures to manage our exposure to such risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial instruments are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. The Group's financial risk management is discussed in detail in Note 36 to the Financial Statements on page 158.



Shaping The Future

A Leading Employer. Socially Responsible.

A world-class workforce provides SingTel with a key competitive advantage in the global marketplace. Our success depends largely on the contributions and cohesion of our family of over 20,000 employees worldwide. We also owe much of our success to the support from the community and are committed to being a socially responsible corporate citizen.



CORPORATE SOCIAL RESPONSIBILITY



SingTel is committed to being a responsible corporate citizen. In the region, we collaborate with our associates on CSR projects. In Australia and Singapore, we continuously look for ways to improve as well as implement policies and programmes across the four key areas of focus – Community, Environment, Marketplace and Workplace.

COMMUNITY

At the 14th Regional Mobile Chief Executive Officer Forum, CSR was on the agenda. The Group agreed to review opportunities for collaboration on CSR projects such as education and community service projects. We started the SingTel regional scholarship programme and expect our first batch of scholars in the coming year.

In Australia, our employees were involved in selecting charities for our Workplace Giving Program, which has donated more than A$550,000 to a wide range of charities since the programme commenced in 2005. Optus' 13 charity partners include the Cancer Council, World Vision, Mission Australia, the Salvation Army and Youth off the Streets, with Optus matching employees' contributions dollar-for-dollar.

In addition to financial support, we provide management expertise, communications services and staff engagement opportunities to a number of our community partners including Kids Helpline, the Starlight Children's Foundation and the Australian Business Community Network ("ABCN"). ABCN was created to drive positive social change through practical programmes that engage educators, government and the business sector to support disadvantaged students.

To further encourage our people to engage the local community, we launched a volunteering programme across Australia and Singapore, giving staff the opportunity to take one day of paid leave per year to support the local community or their favourite charity. Over the past 12 months, 3 per cent of Optus staff donated more than 2,300 volunteer hours through this programme.

We continued to support Australia's rich artistic diversity through our sponsorship of the Bell Shakespeare Company's Actors at Work Program and The Optus Community Access Performance Program, a joint initiative with theatre group Company B.

Through a long-term partnership with Tennis Australia, we have helped develop and support players at grassroots junior levels all the way through to elite events such as the Australian Open and the Davis and Fed Cup.

In Singapore, the SingTel Touching Lives Fund ("STLF") raised a total of S$2.4 million in 2007, exceeding its target commitment of S$2.3 million, with contributions from SingTel



Opposite page: SingTel employees and their families at the SingTel Charity Walk

Left to right: Australia's Casey Dellacqua wins a point at the 2008 Australian Open • Warm-up exercise before walking for a good cause

Group employees. Since its launch in 2002, the STLF, SingTel's flagship philanthropy programme, has raised a total of S$12.7 million for 18 charities affiliated to the National Council of Social Service ("NCSS").

The S$2.4 million in 2007 is the highest amount raised so far, through events such as the SingTel Charity Golf, Fold-A-Heart and SingTel Charity Walk.

The proceeds raised from the STLF go towards the work of five charitable organisations: APSN Tanglin School, Autism Resource Centre, Fei Yue Community Services, Singapore Children's Society and Students Care Service. SingTel matches all outright donations to the STLF dollar-for-dollar.

SingTel has been a Corporate SHARE (Social Help and Assistance Raised by Employees) company since 1992 and matches employee contributions to SHARE dollar-for-dollar. We further lend our expertise to the community by sponsoring telecommunications services. Since 1991, we have been providing an annual grant to NCSS to defray the costs of telecommunications services for NCSS and its charities.

In 2007, some of the events we sponsored include the Singapore National Day Parade and the President's Star Charity Show. We further supported a wide range of community projects such as IDA's NEU PC scheme for needy families to access the Internet, Taman Jurong Citizens' Consultative Committee Scholarship for the Elderly, President's Challenge and National Environment Agency's Eco Concert.

ENVIRONMENT

We strive to reduce our environmental footprint and be a responsible business in the use of energy, waste management and carbon emission.

Optus has achieved 50 per cent carbon neutrality at corporate sites through a combination of green power and carbon offsets, while our new campus at Macquarie Park in Sydney achieved a 4.5 star (out of 5) Australian Building Green Rating.

We have also put in place a number of energy-saving initiatives to cut waste. We investigate each corporate facility with a view to implementing energy efficient lighting. For example, we were the first company in Australia to install new Thermal Solar powered air-conditioning to an office, resulting in a 35 per cent reduction in power use.

At the new Macquarie Park facility, waste paper baskets have been removed from work stations and replaced with recycling bins. This initiative along with other measures has resulted in over 92 per cent of all waste material leaving the site being recycled.

CORPORATE SOCIAL RESPONSIBILITY



This page: SingTel donates S$1 to the STLF for every paper heart folded by members of the public

Opposite page left to right: Careers day at Optus • Sydney Swans visit Optus Centre Sydney • An Optus volunteer helps out in the local community

In 2008, we received the Green Globe Award from the NSW Department of Environment and Climate Change acknowledging the Macquarie Park campus as the most sustainable tenancy in the state.

We continued to partner the Australian Wildlife Conservancy to help create better homes for threatened Australian Wildlife such as the Purple Crowned Fairy Wren and the Yellow Footed Rock Wallaby.

In Singapore, we are a signatory to the United Nations ("UN") Global Compact committed to upholding the ten UN Global Compact principles across the areas of human rights, labour standards, environment and anti-corruption.

As a committee member of the Singapore Compact, a national society which furthers the CSR movement in Singapore, we constantly participate in forums and dialogues with stakeholders to explore environment sustainability options. We have been awarded the inaugural Singapore Compact Recognition Award in 2007 as a result of our efforts.

We are environmentally conscious and our Environmental Management System ("EMS") details ways to protect the environment, conserve resources and eliminate or minimise adverse environmental impacts and risks.

We keep radiation emissions from base stations within acceptable levels, mount feeders and antennas to minimise visual impact, especially from the ground, seal cable wires with covers as a safety precaution and use environmentally friendly Value Regulated Lead Acid batteries for our telephone exchanges.

Besides the EMS, we have introduced a number of energy saving initiatives for our buildings such as reducing the chiller operation hours, increasing the air-conditioning temperature, reconfiguring the chiller systems and encouraging staff to save energy through a campaign called Turn Off Your Room Light.

At the same time, we encourage our customers to be environment friendly. SingTel myBill, an e-billing service for all our consumer services – broadband, fixed-line and mobile – gives customers the opportunity to participate in an environment programme with the greatest convenience. At no charge, customers can access their bills anytime, track their bills up to the last six bills, view different levels of billing details and pay their bills online via GIRO-on-Demand. Optus offers its customers a similar service, saving 2,500 trees per month as a result of e-billing.

Along with being part of a paperless movement, customers can recycle their mobile phones in Singapore through trade-in programmes and in Australia via our relationship with Mobile Muster.


'yes'
OPTUS
OPTUS BUSINESS

MARKETPLACE

The SingTel Group is recognised as a leader in corporate governance, winning numerous awards. We continue to lead the market with our policies and initiatives, close working relationships with governments and responsiveness to industry requirements.

We are mindful of the need to manage base station risks and continue to work with the Australian Communications Industry Forum on the deployment of radio communications infrastructure.

In the area of security and privacy, Optus abides by obligations under the Privacy Amendment (Private Sector) Act 2000 and Privacy Provisions of the Telecommunications Act and adheres to the Do Not Call Register, which aims to protect consumers from unsolicited marketing calls.

The Disability Action Plan launched in 1999 and reviewed in 2006 continues to be instrumental in improving the way we meet the needs of Australian consumers. For example, disability equipment is available to all fixed-line residential customers.

In addition, Optus continues to work with The Consumer Liaison Forum which was established in 1995 to better understand key consumer issues.

In Singapore, we have a number of policies in place to run operations with honesty and integrity. For instance, SingTel takes a zero tolerance approach to fraud and has implemented a whistle-blower policy. The policy provides employees with accessible channels to encourage them to report any improper conduct.

Our procurement policy aims to award tenders based on merit. The procurement manual sets out the Ethics Policy on Procurement Practices. Senior Officers are randomly put on a roster to verify tender bids, thus ensuring an impartial process.

All our employees are bound by clear standards as set out in the staff manual to carry out their daily tasks.

In response to the importance of occupational health and safety in the industry, we have one trained Health Manager on each floor and conduct regular dry runs for health emergencies such as bird flu.

The Voluntary Code for Self-regulation of Mobile Content in Singapore, jointly developed by SingTel Mobile and the two local mobile operators, identifies content which is not appropriate to be offered to mobile subscribers in Singapore.

CORPORATE SOCIAL RESPONSIBILITY


SingTel
Beneficiaries of SingTel
Touching Lives Fund 2007
S$2.4 million

The mobile operators jointly developed this voluntary code to assure the public of their commitment and support for protecting minors from accessing undesirable content from the Internet via mobile phones.

WORKPLACE

We are a leading employer, committed to providing a conducive work environment that supports healthy living, collaboration and work-life harmony.

In Singapore, the SingTel Recreation Club, specially set up for employees, offers recreational facilities such as gymnasium and karaoke. To promote a healthy lifestyle, we regularly conduct Fitness@Work activities and participate in numerous Inter-Company Group games such as Soccer League and Corporate Volleyball. To raise awareness on health and nutrition, we organise Health Fairs and Weekly Fruit Bazaars, and equip our cafe operators with the necessary knowledge on nutrition and healthier culinary techniques.

In 2007, we introduced a Disease Management Programme where our employees with chronic illness receive regular medical consultation and preventive care. We also started a structured Smoking Cessation Programme.

In Australia, we continue to encourage healthy living and work-life balance through a range of national health initiatives. We engaged a corporate health management company to supply and oversee our health and fitness programmes at the new corporate headquarters at Macquarie Park. The new site includes an on-site health club and gymnasium with state-of-the-art fitness equipment and a range of classes, massage and health services, all of which may be provided as part of an employee salary package.

The move to our new facility at Macquarie Park, Sydney, prompted a review of our flexible work practices, including staggered working hours and telecommuting. Today, more than 35 per cent of employees work from home on a regular basis.

OUR PEOPLE


ABN AMRO & SingTel
Soccer Friendly
1 July 2007

Opposite page left to right: Students of Casuarina Primary School fold hearts for charity • STLF raised $2.4m for beneficiaries in 2007

This page clockwise from top: Optus employees wish Federation Square in Melbourne a 'Happy 5th Birthday' with free WiFi • SingTel Group Leadership Development Programme • ABN AMRO and SingTel football teams play a friendly match

Our family of over 20,000 employees worldwide is a rich mix of nationalities, experience and expertise. They are integral to achieving SingTel's vision to be Asia Pacific's best communications group.

A feature of the SingTel Group's corporate strategy is commitment to talent management and development. SingTel's world-class workforce gives us a key competitive edge over competitors in the global marketplace.

The right values make a difference to the success of SingTel. Our five core values - Customer Focus, Challenger Spirit, Teamwork, Integrity and Personal Excellence – guide the actions and decisions of our people towards achieving business and strategic goals.

In 2007, the SingTel Group simultaneously launched a common employee engagement survey across its entire workforce in 19 countries. Employee engagement scores across the Group improved over 2006 levels. The SingTel Group's results also surpassed the global telecommunications industry average. Employee engagement will remain a key focus for the Group going forward.

Apart from providing competitive remuneration and incentives to reward performance, we listen to our employees and understand their needs. Flexible work arrangements such as telecommuting, flexi-hours and pro-family leave schemes help employees to balance the demands of work and family.

ATTRACTING TALENT

The SingTel Group welcomes talent from around the world. As part of our efforts to attract graduate talent, we have established networks and partnerships with domestic and international tertiary institutions to identify top graduates through career fairs, internships, referrals and cadetship. In Australia, we have a successful three-year engineering cadet programme which allows participants to acquire practical hands-on skills in the network division. In Singapore, we partner the IDA to develop talent for the ICT industry through the National Infocomm Scholarships.

DEVELOPING TALENT

We invest in nurturing the wealth of talent in the SingTel Group by offering education, experience and relationship-based learning opportunities. We recognise that a good

OUR PEOPLE



This page Network Management Centre at the new Optus Centre Sydney

Opposite page clockwise from left Warren Hardy, Managing Director, Optus Consumer, with David Beckham at the launch of the Motorola RAZR V8 LUX • Staff Christmas celebration at the Seletar Earth Station • Strengthening bonds through team building activities

initial experience is an important step in integrating new employees into the organisation. They go through a highly interactive integration programme encompassing knowledge building, online tool-kits as well as being assigned a buddy and a guide. As they grow their careers with the Group, employees are encouraged to discuss development plans with their supervisors and to take charge of their own careers.

With a wide range of services to address different market segments and our presence in 19 countries including Singapore, Australia and through our regional associates in Bangladesh, India, Indonesia, Pakistan, the Philippines and Thailand, the SingTel Group is well positioned to offer vast career opportunities to meet our employees' aspirations for individual growth and career development. In building a career with the SingTel Group, our employees are encouraged to participate in job rotations across functions, businesses, market segments or geographies.

To support talent development across the Group and our regional associates, we introduced a regional exchange programme in 2007.

GROOMING LEADERS

Strong and effective leaders play a pivotal role in driving our business success. SingTel's management team takes on an active role in grooming the next generation of the company's leaders.

Our Leaders programme identifies people across the Group with high potential and puts them through opportunities with support from top management as mentors. Our People Managers programme involves leading education programmes targeted at different levels of management. These include the in-house SingTel Management School as well as external training with leading educational institutions.


OPTUS

To recognise people managers who demonstrate exemplary people management practices, the inaugural SingTel People Manager Excellence Awards was launched in 2007.

REWARDING PERFORMANCE

Employees are rewarded and recognised based on individual and team performance and how they act as role models for our core values.

The SingTel Group's remuneration packages are regularly benchmarked against the market to ensure that they remain competitive. Both short-term and long-term incentives, pegged to performance, are offered to motivate our people and to encourage continuous standards of excellence. In addition, we recognise employees' contributions and breakthrough performance through various awards such as Optus Reward "Yes", SingTel Excellence Awards and NCS Difference Quality Awards.

For this financial year, about 700 SingTel employees were granted a total of almost 20 million performance shares. Our employees can monitor the details of their performance shares and stock options via an online system.

PARTNERING THE UNION

Our strong collaborative partnership with the Union of Telecoms Employees of Singapore (UTES) has brought about a win-win approach to labour management relations. On 1 February 2008, SingTel signed a new Collective Agreement with UTES, which is valid for a three-year period. The Agreement covers over 4,000 bargainable employees or 72 per cent of employees in Singapore.



Shaping The Future

Dedicated To You. Accountable To You.

SingTel sets the highest standards of corporate governance in our bid to protect shareholders' interests. Our rigorous system of check-and-balance and well-defined processes have consistently won recognition and accolades from the business and investment community.



CORPORATE GOVERNANCE REPORT

INTRODUCTION

Good corporate governance ensures shareholder interests are protected and enhances corporate performance and accountability. SingTel aspires to the highest standards of corporate governance and, to this end, has put in place a set of well-defined processes.

As SingTel shares are listed on the SGX and ASX, SingTel seeks to comply with two sets of listing rules and is guided in its corporate governance practices by the Singapore Code of Corporate Governance 2005 ("2005 Code") as well as the ASX Good Corporate Governance Principles and Recommendations ("ASX Code"). Where one exchange has more stringent requirements, SingTel will strive to observe the more stringent requirements.

This report sets out SingTel's main corporate governance practices with reference to the 2005 Code and the ASX Code. Unless otherwise stated, these practices were in place for the entire financial year.

The Board of Directors is responsible for SingTel's corporate governance standards and policies, and stresses their importance across the Group. SingTel has received accolades from the investment community for excellent corporate governance. More details are included in the 'Awards and Accolades' section on page 17.

BOARD MATTERS

BOARD'S CONDUCT OF ITS AFFAIRS

The Board oversees the business affairs of the SingTel Group. It assumes responsibility for the Group's overall strategic plans and performance objectives, financial plans and annual budget, key operational initiatives, major funding and investment proposals, financial performance reviews, compliance and accountability systems, and corporate governance practices. The Board also appoints the Group CEO, approves the policies and guidelines for Board and Senior Management remuneration, and approves the appointment of Directors. In line with best practices in corporate governance, the Board also oversees long-term succession planning for Senior Management.

SingTel has established financial authorisation and approval limits for operating and capital expenditure, the procurement of goods and services, and the acquisition and disposal of investments. Apart from matters that specifically require the Board's approval, such as the issue of shares, dividend distributions and other returns to shareholders, the Board approves transactions exceeding certain threshold limits, while delegating authority for transactions below those limits to Board Committees and the Management Committee so as to optimise operational efficiency.

The Board meets regularly, and sets aside time at each scheduled Board meeting to meet without the presence of Management. Board meetings are full-day affairs and include presentations by senior executives and external consultants/experts on strategic issues relating to specific business areas. Typically, at least one Board meeting a year is held overseas, in a country where the Group either has significant interests or has an interest in investing. In addition to at least seven scheduled meetings each year, the Board meets as and when warranted by particular circumstances. Ten Board meetings were held in the financial year ended 31 March 2008. Meetings via telephone or video conference are permitted by SingTel's Articles of Association.

A record of the Directors' attendance at Board meetings during the financial year ended 31 March 2008 is set out on page 57.

Directors are required to act in good faith and in the interests of SingTel. All new Directors appointed to the Board are briefed on the Group's business activities, its strategic direction and policies, and the regulatory environment in which the Group operates, as well as their statutory and other duties and responsibilities as Directors. In line with best practices in corporate governance, the 2005 Code and the ASX Code, new Directors also receive a letter from the Company stating clearly the Board's role and the role of non-executive Directors, the time commitment that the Director would be expected to allocate and other relevant matters.

Directors' Attendance at Board Meetings

	Scheduled Board Meetings*		Ad Hoc Board Meetings*	
Name of Director	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended
Chumpol NaLamlieng	7	7	3	3
Graham John Bradley	7	7	3	2
Chua Sock Koong	7	7	3	3
Heng Swee Keat	7	6	3	2
Dominic Chiu Fai Ho [(1)]	2	2	1	-
Simon Israel	7	7	3	3
Professor Tommy Koh	7	4	3	1
John Powell Morschel	7	7	3	2
Kaikhushru Shiavax Nargolwala	7	7	3	2
Deepak S Parekh	7	5	3	-
Nicky Tan Ng Kuang	7	6	3	2
Paul Chan Kwai Wah [(2)]	3	2	1	-

* *Refers to meetings held/attended while each Director was in office*
(1) *Mr Dominic Chiu Fai Ho was appointed to the Board on 28 November 2007.*
(2) *Mr Paul Chan Kwai Wah retired following the conclusion of the AGM held on 27 July 2007.*

BOARD COMPOSITION AND BALANCE

The size and composition of the Board are reviewed from time to time by the Corporate Governance and Nominations Committee, which seeks to ensure that the size of the Board is conducive to effective discussion and decision-making, and that the Board has an appropriate number of independent Directors. The Committee also seeks to maintain an appropriate balance of expertise, skills and attributes among the Directors, including relevant core competencies in areas such as accounting and finance, business and management, industry knowledge, strategic planning, customer-based experience and knowledge, and regional business expertise. Any conflicts of interest are taken into consideration.

The composition of the Board has changed significantly in recent years. Reflecting the focus of the Group's business in the region, more than half of SingTel's 11 Directors are, or originate, from countries outside Singapore, namely, the Chairman, Mr Chumpol NaLamlieng, and non-executive Directors, Messrs Graham John Bradley, Dominic Chiu Fai Ho, Simon Israel, John Powell Morschel, Kaikhushru Shiavax Nargolwala and Deepak S Parekh.

The Corporate Governance and Nominations Committee assesses the independence of each Director, taking into account the SGX and ASX corporate governance guidance for assessing independence. On this basis, Ms Chua Sock Koong, SingTel's Group CEO, and Mr Simon Israel, an Executive Director of Temasek Holdings (Private) Limited, are the only non-independent Directors.

A Director who has no relationship with the Group or its officers that could interfere, or be reasonably perceived to interfere, with the exercise of his independent business judgement in the best interests of SingTel, is considered to be independent. The Chairman and all other members of the Board, except those identified above as being non-independent, are considered to be independent Directors.

In assessing the independence of the Directors, the Corporate Governance and Nominations Committee has examined the different relationships identified by the 2005 Code and the ASX Code that might impair the Directors' independence and objectivity, and is satisfied that the Directors are able to act with independent judgement.

The profile of each Director and other relevant information are set out under 'Board of Directors' from pages 8 to 13.

CORPORATE GOVERNANCE REPORT

CHAIRMAN AND CEO

There is a clear separation of the roles and responsibilities of the Chairman and the Group CEO. The Chairman, who is an independent Director, leads the Board and is responsible for the Board's workings and proceedings, while the Group CEO is responsible for implementing the Group's strategies and policies, and for conducting the Group's business.

BOARD MEMBERSHIP

SingTel's Corporate Governance and Nominations Committee establishes and reviews the profile required of Board members and makes recommendations to the Board on the appointment, re-nomination and retirement of Directors.

When an existing Director chooses to retire or is required to retire from office by rotation, or the need for a new Director arises, the Corporate Governance and Nominations Committee reviews the range of expertise, skills and attributes on the Board and the composition of the Board. The Committee then identifies SingTel's needs and prepares a shortlist of candidates with the appropriate profile for nomination or re-nomination. Where necessary, the Committee may seek advice from external search consultants.

The Corporate Governance and Nominations Committee takes factors such as attendance, preparedness, participation and candour into consideration when evaluating the past performance and contributions of a Director for recommendation to the Board. However, the re-nomination or replacement of a Director does not necessarily reflect the Director's performance or contributions to the Board. The Committee may have to consider the need to position and shape the Board in line with the evolving needs of SingTel and the business.

Directors must ensure that they are able to give sufficient time and attention to the affairs of SingTel and, as part of its review process, the Corporate Governance and Nominations Committee decides whether or not a Director is able to do so and whether he/she has been adequately carrying out his/her duties as a Director of SingTel. The Committee has also adopted an internal guideline that seeks to address the competing time commitments that may be faced when a Director holds multiple board appointments.

At each Annual General Meeting ("AGM"), not less than one-third of the Directors (referring to those who have been longest in office since their appointment or re-election, and including executive Directors) are required to retire from office by rotation. In addition, if a Director would have held office for more than three years by the following AGM, he/she is required to retire at the AGM. A retiring Director is eligible for re-election by SingTel shareholders at the AGM. In addition, a Director appointed by the Board to fill a casual vacancy, or appointed as an additional Director, may only hold office until the next AGM, at which time he/she will be eligible for re-election by shareholders. Shareholders are provided with relevant information on the candidates for election or re-election.

In an effort to simplify the process, the Board is recommending, at the 2008 AGM, that shareholders approve the proposed alterations to SingTel's Articles of Association (the "Articles") relating to the retirement and re-election of Directors. Under the alterations proposed, a Director must retire from office at the third AGM after the Director was elected or last re-elected. In addition, at least three Directors (including any Director retiring pursuant to Article 103) are to retire from office at each AGM. A retiring Director is eligible for re-election. The effect of the alterations is to simplify the rotation procedure whilst at the same time ensuring that at least three Directors retire from office at each AGM. As part of SingTel's policy to continually assess and improve on its corporate governance practices, it is also proposed to amend the Articles to make clear that the Group CEO, as a Director, is subject to the same retirement by rotation, resignation and removal provisions as the other Directors and that such provisions will not be subject to any contractual terms that he/she may have entered into with the Company.

BOARD PERFORMANCE

The Board and the Corporate Governance and Nominations Committee strive to ensure that Directors on the Board possess the experience, knowledge and skills critical to the Group's business so as to enable the Board to make sound and well-considered decisions.

Directors also participate in an annual offsite workshop with Senior Management to strategise and plan the Group's midterm direction. Training and development programmes for Directors include talks and presentations by renowned experts and professionals in various fields, such as telecommunications, technology, regulatory matters and the economy/business environment in relevant markets. The Directors may also attend other appropriate courses, conferences and seminars.

Each year, the Corporate Governance and Nominations Committee undertakes a process to assess effectiveness of the Board as a whole and the contributions by each Director. During the financial year, Directors were requested to complete appraisal forms to assess the overall effectiveness of the Board. The results of the appraisal exercise were considered by the Committee which then made recommendations to the Board, aimed at helping the Board to discharge its duties more effectively. The appraisal process focused on the evaluation of factors such as the size and composition of the Board, the Board's access to information, Board processes and accountability, Board performance in relation to its principal functions, communication with Senior Management and Directors' standards of conduct. The Board is of the view that financial indicators are not appropriate criteria for assessing the Board's performance as the Board's role is seen to be more in formulating, rather than executing, strategy and policy.

The Directors were also requested to complete appraisal forms to assess each individual Director's contributions to the Board's effectiveness. Each Director was given the opportunity to meet with the Chairman and the chairman of the Corporate Governance and Nominations Committee to discuss the appraisal exercise and other Board matters. In addition, the contributions and performance of each Director were assessed by the Committee as part of its periodic reviews of the composition of the Board and the various Board Committees. In the process, the Committee was able to identify areas for improving the effectiveness of the Board and its Committees. In relation to the Board Committees, the chairman of each Committee prepared a report on the Committee's activities for the financial year, which was reported to the Board.

ACCESS TO INFORMATION

Prior to each Board meeting, SingTel's Management provides the Board with information relevant to matters on the agenda for the Board meeting. The Board also receives regular reports pertaining to the operational and financial performance of the Group. In addition, Directors receive analysts' reports on SingTel and other telecommunications companies on a quarterly basis. Such reports enable the Directors to keep abreast of key issues and developments in the industry, as well as challenges and opportunities for the Group.

The Board has separate and independent access to the Senior Management and the Company Secretary at all times. The Company Secretary attends all Board meetings and is responsible for, among other things, ensuring that Board procedures are observed and that applicable rules and regulations are complied with. Procedures are in place for Directors and Board Committees, where necessary, to seek independent professional advice, paid for by SingTel.

BOARD AND MANAGEMENT COMMITTEES

The following Board Committees assist the Board in executing its duties:

- Finance and Investment Committee
- Audit Committee
- Compensation Committee
- Corporate Governance and Nominations Committee
- Optus Advisory Committee.

The chairman of each Board Committee is an independent Director. Each Board Committee may make decisions on matters within its terms of reference and applicable limits of authority. The terms of reference of each Committee are reviewed from time to time, as are the Committee structure and membership.

The selection of Board Committee members requires careful management to ensure that each Committee comprises Directors with appropriate qualifications and skills, and that there is an equitable distribution of responsibilities among Board members. The need to maximise the effectiveness of the Board, and to encourage active participation and contribution from Board members are also taken into consideration.

A record of each Director's Board Committee memberships and attendance at Board Committee meetings during the financial year ended 31 March 2008 is set out on page 60.

CORPORATE GOVERNANCE REPORT

Directors' Board Committee Memberships and Attendance at Board Committee Meetings

	Finance and Investment Committee*		Audit Committee*		Compensation Committee*		Corporate Governance and Nominations Committee*		Optus Advisory Committee*	
Name of Director	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended
Chumpol NaLamlieng	3	3			5	5				
Graham John Bradley			6	5					3	3
Chua Sock Koong [1]	3	3	6	6	5	4	3	2	3	3
Heng Swee Keat [2]					5	5	2	1		
Dominic Chiu Fai Ho [3]			1	1						
Simon Israel	3	3							3	3
Professor Tommy Koh							3	3		
John Powell Morschel					5	5			3	3
Kaikhushru Shiavax Nargolwala			6	6			3	3		
Deepak S Parekh					5	3				
Nicky Tan Ng Kuang			6	6					3	3
Paul Chan Kwai Wah [4]	1	1					1	-		

* *Refers to meetings held/attended while each Director was in office*

(1) *Ms Chua Sock Koong was appointed to the Finance and Investment Committee and the Optus Advisory Committee on 1 April 2007. She is not a member of the other committees although she was in attendance at meetings of those committees as appropriate.*

(2) *Mr Heng Swee Keat was appointed to the Corporate Governance and Nominations Committee on 27 July 2007.*

(3) *Mr Dominic Chiu Fai Ho was appointed to the Audit Committee on 14 January 2008.*

(4) *Mr Paul Chan Kwai Wah retired following the conclusion of the AGM held on 27 July 2007.*

FINANCE AND INVESTMENT COMMITTEE

The Finance and Investment Committee comprises three Directors.

The main responsibilities of the Finance and Investment Committee are to consider and approve strategic and portfolio investments and divestments within certain prescribed thresholds, review the Group's investment and treasury policies, and manage the Group's assets and liabilities in accordance with the policies and directives of the Board. The Finance and Investment Committee also approves any on-market share repurchase pursuant to SingTel's share purchase mandate.

AUDIT COMMITTEE

The Audit Committee must comprise at least three Directors, all of whom must be non-executive Directors and the majority of whom, including the chairman, must be independent Directors. At least two members of the Audit Committee must have accounting or related financial management expertise or experience. As required by the terms of reference of the Audit Committee, the chairman of the Audit Committee is a Director other than the Chairman of the Board.

The Audit Committee has explicit authority to investigate any matter within its terms of reference, and has the full cooperation of and access to Management. It has direct access to the internal and external auditors, and full discretion to invite any Director or executive officer to attend its meetings.

The main responsibilities of the Audit Committee are to assist the Board in discharging its statutory and other responsibilities relating to internal controls, financial and accounting matters, compliance, and business and financial risk management.

The Audit Committee reports to the Board on the audits undertaken by the internal and external auditors, the adequacy of disclosure of information, and the appropriateness and quality of the system of risk management and internal controls. It reviews the quarterly and annual financial statements with Management and the external auditors, reviews and approves the annual audit plans for the internal and external auditors, and reviews the internal and external auditors' evaluation of the Group's system of internal controls.

The Audit Committee is responsible for evaluating the cost-effectiveness of audits, the independence and objectivity of the external auditors, and the nature and extent of the non-audit services provided by the external auditors. It also makes recommendations to the Board on the appointment or re-appointment of the external auditors. In addition, the Audit Committee reviews and approves the SingTel Internal Audit Charter to ensure the adequacy of the internal audit function. At the same time, it ensures that the internal audit function is adequately resourced and has appropriate standing within SingTel.

During the financial year, the Audit Committee reviewed the Management's and SingTel Internal Audit's assessment of fraud risk and held discussions with the external auditors, and is satisfied with the processes put in place to mitigate fraud risk exposure in the Group. The Audit Committee also reviewed and was satisfied with the whistle-blower arrangements instituted by the Group through which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The Audit Committee met six times during the financial year. At these meetings, the Group CEO, CEO (Singapore), CEO (International), CEO Optus, Group CFO, Group Financial Controller, CFO (Singapore), CFO (Optus) and Vice President (Audit) were also in attendance. During the financial year, the Audit Committee reviewed and approved the quarterly financial statements prior to recommending their release to the Board, as applicable. It reviewed the results of audits performed by SingTel Internal Audit based on the approved audit plan, significant litigation and fraud investigations, SingTel's register of interested person transactions and non-audit services rendered by the external auditors. The Audit Committee also met with the internal and external auditors, without the presence of Management, during the financial year.

COMPENSATION COMMITTEE

The Compensation Committee comprises four Directors, all of whom are non-executive and independent. The Committee may have access to expert advice inside and/or outside SingTel.

The main responsibilities of the Compensation Committee are to approve the Group's policies on employment terms, promotion, remuneration and benefits for employees of all grades, and the remuneration of Senior Management, to determine (for the Board's endorsement) the remuneration package for the executive Director, as well as the policies and guidelines for Directors' fees and benefits, and to administer and review any performance share plan or other incentive schemes of SingTel.

The Group CEO, who is not a member of the Compensation Committee, may attend meetings of the Committee but does not attend discussions relating to her own performance and remuneration.

SingTel's remuneration policy and remuneration for Directors and Senior Management are discussed in this report from pages 65 to 70.

CORPORATE GOVERNANCE AND NOMINATIONS COMMITTEE

The Corporate Governance and Nominations Committee must comprise at least three Directors, the majority of whom, including the chairman, must be independent. In line with the 2005 Code, the chairman of the Committee, Professor Tommy Koh, is not a substantial shareholder of SingTel, nor is he directly associated with any substantial shareholder of SingTel.

The main functions of the Corporate Governance and Nominations Committee are outlined in the commentaries on 'Board Composition and Balance', 'Board Membership' and 'Board Performance' from pages 57 to 59. The Committee is also responsible for the development and review of SingTel's corporate governance principles and practices, taking into account relevant local and international developments in the area of corporate governance.

OPTUS ADVISORY COMMITTEE

The Optus Advisory Committee comprises at least three Directors, the majority of whom, including the chairman, is independent. The Committee reviews strategic business issues relating to the Australian business.

MANAGEMENT COMMITTEE

In addition to the five Board Committees, SingTel has a Management Committee that comprises the Group CEO, CEO (Singapore), CEO (International), CEO (Optus), Group CFO, CFO (Optus), Group Chief Information Officer, Group Chief Technology Officer and Group Director (Human Resource).

The Management Committee meets every week to review and direct management on operational policies and activities.

CORPORATE GOVERNANCE REPORT

ACCOUNTABILITY AND AUDIT

ACCOUNTABILITY

SingTel recognises the importance of providing the Board with accurate and relevant information on a timely basis. Hence, Board members receive monthly financial and business reports from SingTel's Management. Such reports compare SingTel's actual performance against the budget, and highlight key business indicators and major issues that are relevant to SingTel's performance, position and prospects.

For the financial year ended 31 March 2008, SingTel's Group CEO and Group CFO have provided certification to the Board on the integrity of SingTel's financial statements and on SingTel's risk management, compliance and internal control systems. The certification covers SingTel and the subsidiaries that we control. The Board provides a negative assurance confirmation for interim financial statements, which is supported by a negative assurance statement from the Group CEO and Group CFO, in line with stock exchange requirements.

INTERNAL AUDIT

SingTel Internal Audit comprises a team of 49 staff members, including the Vice President (Audit) who reports to the Audit Committee functionally and to the Group CEO administratively. SingTel Internal Audit is a member of the Singapore branch of The Institute of Internal Auditors Incorporated, USA, and adopts the Standards for Professional Practice laid down in the Professional Practices Framework issued by The Institute of Internal Auditors. SingTel Internal Audit continues to meet or exceed these standards in all key aspects.

SingTel Internal Audit adopts a risk-based approach in formulating the annual audit plan which aligns its activities to the key risks across the Group. This plan is reviewed and approved by the Audit Committee. The reviews performed by SingTel Internal Audit are aimed at assisting the Board in promoting sound risk management and good corporate governance through assessing the design and operating effectiveness of controls that govern key business processes and risks identified in the overall risk framework of the Group. SingTel Internal Audit's reviews also focus on compliance with SingTel's policies, procedures and regulatory responsibilities, performed in the context of financial and operational, revenue assurance and information systems reviews. SingTel Internal Audit also works with the internal audit functions of SingTel's regional mobile associates to promote joint reviews and the sharing of knowledge and/or internal audit practices.

To ensure that the internal audits are performed effectively, SingTel Internal Audit recruits and employs suitably qualified professional staff with the requisite skillsets and experience. To ensure that technical knowledge remains current and relevant, SingTel Internal Audit provides training and development opportunities for its staff.

EXTERNAL AUDITORS

The Board is responsible for the initial appointment of external auditors. Shareholders then approve the appointment at SingTel's AGM. The external auditors hold office until their removal or resignation. The Audit Committee assesses the external auditors based on factors such as the performance and quality of their audit and the independence of the auditors, and recommends their re-appointment to the Board. Pursuant to the requirements of the SGX, an audit partner may only be in charge of a maximum of five consecutive annual audits and may then return after two years. The current Deloitte & Touche audit partner for SingTel was appointed with effect from the financial year ended 31 March 2007.

In order to maintain the independence of the external auditors, SingTel has developed policies regarding the type of non-audit services that the external auditors can provide to the SingTel Group and the related approval processes. The Audit Committee has also reviewed the non-audit services provided by the external auditors during the financial year and the fees paid for such services. The Audit Committee is satisfied that the independence of the external auditors has not been impaired by the provision of those services. The external auditors have also provided a confirmation of their independence to the Audit Committee.

RISK MANAGEMENT AND INTERNAL CONTROLS

SingTel's goals and objectives are partly achieved through astute risk management. The Board reviews SingTel's risk profile and ensures that there are robust risk management policies and internal controls in place. The Board has delegated the responsibility for setting the direction of the Group's risk management strategy to SingTel's Management.

The key risks of the Group have been identified within a group-wide risk framework that has been approved by SingTel's Management. The Group faces internal and external risks that are categorised as environmental, operational or management decision-making risks.

Operational risk is the risk of loss arising from external events, or from inadequate or failed internal processes, people or systems. To mitigate operational risks, business unit managers are responsible for identifying the key risks within their business units, and for monitoring and managing these risks.

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group has established risk management policies, guidelines and control procedures to manage our exposure to such financial risks. Details of the various financial risk factors and the management of such risks are outlined in Note 36 to the Financial Statements on page 158.

It is part of the Board's oversight role to ensure that there are adequate policies for risk management and internal controls, and to oversee the effectiveness of the policies in achieving SingTel's goals and objectives. The responsibility for implementing appropriate policies and procedures to achieve effective risk management and internal control is delegated to SingTel's Management. The overall framework established by SingTel Management is designed to enhance the soundness of the Group's financial reporting, risk management, compliance and internal control systems and includes:

- Audits performed by SingTel Internal Audit in accordance with the approved annual audit plan;
- Control Self-Assessments conducted by business units;
- Process improvement initiatives undertaken by business units, including approved outsourced independent reviews;
- Benchmarking against key risk indicators, such as loss reporting, exceptions reporting and management reviews;
- Annual formal evaluations by the heads of business units and support functions on the soundness, effectiveness and efficiency of the financial reporting, risk management, compliance and internal control systems in their respective areas of responsibility. SingTel has adopted the COSO (Committee of the Sponsoring Organisations of the Treadway Commission) Internal Control Integrated Framework for this evaluation process;
- Implementation of formal policies and procedures relating to the delegation of authority;
- Involvement of experienced and suitably qualified employees who take responsibility for important business functions; and
- Segregation of key functions that are deemed incompatible and that may give rise to a risk that errors or irregularities may not be promptly detected.

Considerable importance is placed on maintaining a strong control environment. There is an organisational structure with clearly drawn lines of accountability and delegation of authority. There are documented procedures in place that cover management accounting, financial reporting, project appraisal, information systems security, compliance and other risk management issues. The Group also has both an insurance programme and a Business Continuity Planning programme.

The systems that are in place are intended to provide reasonable but not absolute assurance against material misstatements or loss as well as to ensure the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, compliance with applicable legislation, regulation and best practice, and the identification and management of business risk.

In the course of their statutory audit, SingTel's external auditors carry out a review of the Group's material internal controls to the extent of the scope as laid out in their audit plan. Any material non-compliance and internal control weaknesses, together with the external auditors' recommendations to address them, are reported to the Audit Committee. SingTel's Management, with the assistance of SingTel Internal Audit, follows up on the external auditors' recommendations as part of their role in reviewing the Group's system of internal controls.

Based on the work performed by SingTel Internal Audit during the financial year and the review undertaken by the external auditors, the Audit Committee is of the opinion that there are adequate internal controls in place within the Group.

CORPORATE GOVERNANCE REPORT

COMMUNICATION WITH SHAREHOLDERS

Today's shareholders demand a much higher level of corporate transparency from the companies they invest in. To satisfy this demand, SingTel adopts an open and non-discriminatory communication programme with the investment community. We are committed to keeping shareholders apprised of the Group's performance and prospects.

Management regularly interacts with investors through active participation in meetings, roadshows, broker-sponsored conferences and investor events organised by Investor Relations. In the financial year ended 31 March 2008, SingTel met with more than 700 investors in over 300 meetings. With diversified operations in various parts of Asia and Australia, ad-hoc briefings on material developments, such as major investments and key regulatory issues, form an integral part of investor communication.

SingTel's quarterly financial results are announced in a timely manner. The results contain detailed disclosures and discussion on key value drivers and metrics for each business. At each year-end results presentation, SingTel shares the outlook for the Group and releases a set of financial guidance for each of its businesses. In the subsequent quarterly results, such guidance may be reiterated or updated to reflect prevailing market conditions.

Investors are invited to listen in to webcasts of the financial results presentations and analyst conference calls with the Group CEO. The SingTel website serves as an important resource for investors. It contains the Group's publicly disclosed financial information, annual reports, investor presentations, news releases and announcements over the last five years. Any new material information is disclosed first to the SGX and ASX to ensure fair and equal dissemination of information to all investors.

During each Annual General Meeting ("AGM"), the Group CEO delivers a structured presentation to explain the progress of the Group over the past year. This allows shareholders to better understand the Group's performance and strategies. The chairmen of the Finance and Investment, Audit, Compensation and/or Corporate Governance and Nominations Committees are in attendance at SingTel's AGMs to address shareholders' queries. SingTel's external auditors are also invited to attend to assist the Directors in addressing queries from shareholders relating to the conduct of the audit and the preparation and content of the auditors' report.

SingTel fully supports shareholder participation at AGMs. A registered shareholder may appoint a proxy to attend and vote. SingTel typically provides one-month's notice of meetings. Voting in absentia by mail, facsimile or email is not currently permitted to ensure proper authentication of the identity of shareholders and their voting intent. SingTel will continue to release proxy voting results for the coming years.

SingTel's proactive efforts in investor relations have been widely recognised in polls conducted by leading financial journals such as IR Magazine and FinanceAsia.

Through constant interaction with investors, Management gets to understand investor views and concerns as well as receive market intelligence on the industry and competitors. These provide valuable insights for Management in making decisions concerning the business and when formulating policies such as capital management.

SECURITIES TRADING

SingTel's securities trading policy states that Directors and officers of the Group should not deal in SingTel shares during the period commencing two weeks before the announcement of SingTel's financial statements for each of the first three quarters of the financial year, and during the period commencing one month before the announcement of the financial statements for the financial year, and ending on the date of the announcement of the relevant results. The policy also discourages trading on short-term considerations.

CONTINUOUS DISCLOSURE

There are formal policies and procedures to ensure that SingTel complies with its disclosure obligations under the listing rules of the SGX and ASX. A Market Disclosure Committee is responsible for SingTel's Market Disclosure

Policy. The policy contains guidelines and procedures for internal reporting and decision-making with regard to the disclosure of material information. The Company Secretary manages the policy.

MATERIAL CONTRACTS

There are no material contracts entered into by SingTel or any of its subsidiaries that involve the interests of the Group CEO, any Director, or the controlling shareholder, Temasek Holdings (Private) Limited.

CODES OF CONDUCT AND PRACTICE

SingTel has a code of internal corporate governance practices, policy statements and standards, as described in this report, and makes this code available to Board members as well as employees of the Group. The processes and standards in the code are intended to enhance investor confidence and rapport, and to ensure that decision-making is properly carried out in the best interests of the Group. The code is reviewed from time to time and updated to reflect changes to the existing systems or the environment in which the Group operates.

SingTel also has a code of conduct that applies to all employees. The code sets out principles to guide employees in carrying out their duties and responsibilities to the highest standards of personal and corporate integrity when dealing with SingTel, its competitors, customers, suppliers and the community. The code of conduct covers areas such as conduct in the workplace, business conduct, protection of SingTel's assets, confidentiality, non-solicitation of customers and employees, conflicts of interest and corporate opportunities. The code is posted on SingTel's internal website. SingTel's staff manual maps out SingTel's policies and standards by which employees are expected to conduct themselves in the course of their employment with SingTel. The manual also contains procedures for the investigation of reports of misconduct or unethical practices and for taking appropriate remedial actions.

SingTel has established an escalation process so that the Board, Senior Management, and internal and external auditors are kept informed of corporate crises in a timely manner, depending on their severity. Such crises may include violations of the code of conduct and/or applicable laws and regulations, as well as loss events which have or are expected to have a significant impact, financial or otherwise, on the Group's business and operations.

WHISTLE-BLOWER POLICY

The Group is committed to a high standard of ethical conduct and adopts a zero tolerance approach to fraud. SingTel undertakes to investigate complaints of suspected fraud in an objective manner and has put in place a whistle-blower policy and procedures which provide employees with well-defined and accessible channels within the Group, including a direct channel to SingTel Internal Audit and a whistle-blower hotline service independently managed by an external service provider, for reporting suspected fraud, corruption, dishonest practices or other similar matters. The policy aims to encourage the reporting of such matters in good faith, with the confidence that employees making such reports will be treated fairly and, to the extent possible, be protected from reprisal. On an ongoing basis, the whistle-blower policy is covered during staff training as part of the Group's efforts to promote fraud control awareness.

REMUNERATION

The broad principles that guide the Compensation Committee in its administration of fees, benefits, remuneration and incentives for the Board of Directors and Senior Management are set out below.

DIRECTORS' FEES AND INCENTIVES

SingTel's Group CEO is an executive Director and is therefore remunerated as part of Senior Management. She does not receive Directors' fees.

The fees for non-executive Directors for the financial year ended 31 March 2008 comprised a basic retainer fee, additional fees for appointment to Board Committees, attendance fees for ad hoc Board meetings, and a travel allowance for Directors who were required to travel out of their country or city of residence to attend Board meetings and Board Committee meetings which did not coincide with Board meetings. The fees were benchmarked against fees

CORPORATE GOVERNANCE REPORT

paid by other comparable telecommunications companies. There are no retirement benefit schemes in place for non-executive Directors. The framework for determining non-executive Directors' fees is as follows:

Basic Retainer Fee	
Board chairman	S$180,000 per annum
Director	S$ 90,000 per annum
Fee for Appointment to Audit Committee	
Committee chairman	S$50,000 per annum
Committee member	S$35,000 per annum
Fee for Appointment to Any Other Board Committee	
Committee chairman	S$35,000 per annum
Committee member	S$25,000 per annum
Attendance Fee per Ad Hoc Board Meeting	S$2,000
Travel Allowance for Board Meetings and Board Committee Meetings which do not coincide with Board Meetings (per day of travel required to attend meeting)	S$3,000

No Director decides his own fees. Directors' fees are recommended by the Compensation Committee and are submitted for endorsement by the Board. Directors' fees are subject to the approval of shareholders at the AGM.

Until the financial year ended 31 March 2007, the Company's practice was to seek shareholders' approval for the payment of Directors' fees at the AGM held after the end of the financial year. As a result, Directors were only paid for services rendered 17 months after the commencement of the relevant financial year. In order to ensure that the Company is able to attract the right calibre of directors to contribute effectively to the Board, in addition to the right level of remuneration, timely payment to directors is also necessary. Accordingly, commencing from the last AGM, SingTel now seeks shareholders' approval for Directors' fees for the current financial year so that Directors' fees can be paid on a half-yearly basis for that year.

Directors are encouraged to acquire SingTel shares each year from the open market to the extent of 50 per cent of their fees and to hold the equivalent of one year's fees in the shares while they remain on the Board. Directors who were previously eligible for applicable share option schemes are encouraged to hold, beyond the vesting period, any shares acquired by the exercise of share options under those schemes.

Details of the total fees and other remuneration of the Directors are set out on page 67.

REMUNERATION FOR EXECUTIVE DIRECTOR AND SENIOR MANAGEMENT

The Compensation Committee recognises that the Group operates in a regional environment. To remain competitive, the Compensation Committee has established the following objectives for its remuneration policy:

- To align the interests of Senior Management with those of shareholders;
- To attract, motivate and retain high-performing executives, which is necessary to sustain SingTel as a leading Asia Pacific communications provider;
- To achieve Business and People targets; and
- To be locally focused and competitive in each of the relevant employment markets.

The Compensation Committee reviews remuneration through a process that considers Group, company, business unit and individual performance, relevant comparative remuneration in the market and, where required, feedback from independent external advisors on human resource management and reward and benefit policies. The performance evaluation for the executive director and senior management has been conducted for the financial year in accordance with the above considerations.

REMUNERATION OF DIRECTORS

The aggregate compensation paid to or accrued to SingTel Directors for services in all capacities for the financial year ended 31 March 2008 is set out in the table below:

Name of Director	Fixed Component [1] (S$)	Variable Component [2] (S$)	Provident Fund [3] (S$)	Benefits [4] (S$)	Directors' Fees [5] (S$)	Total (S$)
Chumpol NaLamlieng	-	-	-	-	289,000	289,000
Graham John Bradley	-	-	-	-	190,000	190,000
Chua Sock Koong	1,150,000	2,340 ,000	9,477	71,084	-	3,570,561
Heng Swee Keat [6]	-	-	-	-	144,667	144,667
Dominic Chiu Fai Ho [7]	-	-	-	-	46,292	46,292
Simon Israel [8]	-	-	-	-	167,000	167,000
Professor Tommy Koh [6]	-	-	-	-	133,000	133,000
John Powell Morschel	-	-	-	-	168,000	168,000
Kaikhushru Shiavax Nargolwala	-	-	-	-	167,000	167,000
Deepak S Parekh	-	-	-	-	145,000	145,000
Nicky Tan Ng Kuang	-	-	-	-	200,000	200,000
Paul Chan Kwai Wah [9]	-	-	-	-	46,666	46,666

(1) Fixed Component refers to base salary and Annual Wage Supplement earned for the year ended 31 March 2008

(2) Variable Component refers to cash bonus. From this financial year ended 31 March 2008, the Variable Component and Performance Shares disclosed are for performance in the same year. Previously, the Variable Component and Performance Shares disclosed were based on actual payments made in the financial year and related to the performance of the preceding year. In addition to the Variable Component declared above, Ms Chua Sock Koong was granted performance shares on 4 June 2008 under the SingTel Performance Share Plan. She was awarded a General Award ("GA") of up to 670,584 shares and a Senior Management Award ("SMA") of up to 452,880 shares based on a fair value of the GA at S$1 994 per share and a fair value of the SMA at S$2.214 per share. The vesting criteria for the performance share grants are as per the vesting criteria for the 2007 performance share grants detailed on pages 68-69.

(3) Provident Fund represents payments in respect of company statutory contributions to the Singapore Central Provident Fund

(4) Benefits are stated on the basis of direct costs to the Company, and include car benefits and other non-cash benefits such as medical cover and club membership.

(5) Directors' Fees are paid on a half-yearly basis in arrears.

(6) Fees for public sector Directors are payable to government agencies

(7) Appointed to the Board on 28 November 2007

(8) Fees are payable to Mr Simon Israel's employer

(9) Retired as a Director following the conclusion of the AGM held on 27 July 2007.

No employee of the Group who is an immediate family member of a Director was paid remuneration that exceeded S$150,000 during the financial year ended 31 March 2008

CORPORATE GOVERNANCE REPORT

REMUNERATION COMPONENTS

The remuneration structure for the Senior Management comprises five components – fixed component, variable component, provident/superannuation fund, benefits and long-term incentives. The structure is designed such that the percentage of the variable component of Senior Management's remuneration increases as they move up the organisation. The variable component is also dependent on the actual achievement of corporate targets and individual performance objectives. The cost and value of the remuneration components are considered as a whole and are designed to strike a balance between linking rewards to short-term and long-term objectives, and maintaining competitiveness with market practice.

- *Fixed Component*
  The base salary should fall within the mid-range of what is paid by comparable companies in relevant employment markets for similar jobs, but may vary with responsibilities, performance, skills and the experiences that the individual brings to the role. For executives who exceed their performance objectives, the aggregate of base salary and variable bonus should fall within the upper range of what is paid by comparable companies. To ensure that the remuneration of Senior Management is consistent with these levels, the Compensation Committee benchmarks remuneration components against those of comparable companies.

  In Australia, consistent with local market practice, executives may opt for a portion of their salaries to be received in tax-effective benefits-in-kind, such as superannuation contributions and motor vehicles, while maintaining the same overall cost to the company.

- *Variable Component*
  Variable bonus payouts are based on actual achievement against Group, company, business unit and individual performance objectives. Although the performance objectives are different for each executive, they are assessed on the same principles across two broad categories of targets: Business and People. Business targets comprise financials, strategy, customer and business processes. People targets comprise leadership competencies, core values, people development and staff engagement. In addition, the executives are assessed on teamwork and collaboration across the Group. The performance objectives are reviewed and adjusted at the commencement of each financial year to ensure that the objectives contribute to the overall financial and operational goals of the Group.

  Individual bonus payouts are linked by way of performance indicators and scorecards to the areas mentioned above. The Compensation Committee assesses the extent to which the performance objectives have been achieved and approves the bonus pool for distribution to executives.

- *Provident/Superannuation Fund*
  This component is made up of SingTel's contributions towards the Singapore Central Provident Fund or the Optus Superannuation Fund or any other chosen fund, as applicable.

- *Benefits*
  SingTel provides benefits consistent with local market practice, such as in-company medical scheme, club membership, employee discounts and other benefits that may incur Australian Fringe Benefits Tax, where applicable. Participation in such benefits is dependent on the country in which the executive is located. For expatriates located away from home, additional benefits, such as accommodation and children's education, may be provided.

- *Long-Term Incentives*
  The share awards in 2007 were granted under the SingTel Performance Share Plan ("Share Plan"). As in past years, two categories of awards were made on an annual basis at the discretion of the Compensation Committee – General Awards for all staff and Senior Management Awards for Senior Management staff. They were made with reference to the desired total remuneration target benchmarked against comparable companies in the market. The number of performance shares awarded was determined using the valuation (of the shares) based on a Monte-Carlo simulation. The final number of performance shares vested to the recipient would depend on the level of achievement of targets set over a three-year period.

  The vesting criteria for both the General Awards and the Senior Management Awards for 2007 are similar to the corresponding criteria adopted for awards made in the past three years under the Share Plan. The vesting for half (50 per cent) of the General Award granted to an employee would be based on the Group's Total Shareholders' Return ("TSR") relative to the component stocks in the MSCI Asia Pacific Telecommunications Index (the "Index") over the three-year performance period from 1 April 2007 to 31 March 2010. No performance shares will vest if the TSR, as determined by the Compensation Committee in its sole discretion, is below the 50th percentile as measured against that of other component stocks in the Index. The number of performance shares to be vested will be determined in accordance with the table on page 69.

Total Shareholders' Return Percentile Ranking Criteria for 50 per cent of the 2007 General Award

TSR	Percentage of Performance Shares to be Vested
80th to 100th percentile	100%
70th to 79th percentile	90%
60th to 69th percentile	70%
50th to 59th percentile	50%
< 50th percentile	0%

The remaining tranche (50 per cent) of the General Award would be subject to the TSR performance measured against the Index (as opposed to individual component stocks) over the performance period from 1 April 2007 to 31 March 2010, as follows:

- If SingTel Group's TSR is at or exceeds twice (i.e. 200 per cent) that of the Index, 100 per cent of the shares under this tranche would vest.
- If SingTel Group's TSR is 90 per cent or more but less than 200 per cent that of the Index, the percentage of the shares under this tranche that would vest would vary accordingly.
- If SingTel Group's TSR is less than 90 per cent that of the Index, none of the shares under this tranche would vest.

For the 2007 Senior Management Awards, vesting would take place if the following criteria are met:

- *Vesting of the General Award*
  There must be vesting of the 2007 General Award before the 2007 Senior Management Award can vest. This would strengthen the alignment of interests of Senior Management with those of other executives. This criterion was also adopted for the 2004, 2005 and 2006 Senior Management Award.

- *Return on Invested Capital ("ROIC") Criteria*
  As in the past three years, ROIC improvements over the performance period must exceed a minimum threshold level for vesting of the Senior Management Award as follows:
  - Where the target is met or exceeded and, subject to the vesting of the General Award, 100 per cent of the performance shares will vest.
  - Where 75 per cent or more but less than 100 per cent of the targeted ROIC improvement is met, the performance shares will, subject to the vesting of the General Award, vest to the same extent in percentage terms as the percentage to which the target has been met.
  - Where less than 75 per cent of the targeted ROIC improvement is met, no performance shares will vest.

Details of the performance shares granted under the Share Plan during the financial year are set out in the financial statements under the 'Directors' Report'.

SingTel does not enter into transactions in associated products which limit the economic risk of participating in unvested entitlements under its equity-based remuneration schemes.

In line with market practice, SingTel may, under special circumstances, compensate Senior Management for their past contributions when their services are no longer needed, for example, due to redundancies arising from reorganisation or restructuring of the Group.

CORPORATE GOVERNANCE REPORT

REMUNERATION OF SENIOR MANAGEMENT

The aggregate compensation paid to or accrued to the five top-earning key executives for the financial year ended 31 March 2008 is set out in the table below:

Name of Senior Executive	Fixed Component [1] (S$)	Variable Component [2] (S$)	Provident/ Superannuation Fund [3] (S$)	Benefits [4] (S$)	Total (S$)	SingTel Performance Share Plan [2] Number of Performance Shares (General Award)	Number of Performance Shares (Senior Management Award)
The following are in alphabetical order:							
Bill Chang York Chye EVP (Business) SingTel	407,552	600,000	10,557	49,135	1,067,244	Up to 171,945 shares	Up to 116,124 shares
Allen Lew Yoong Keong [5] CEO (Singapore) SingTel	830,000	1,558,000	7,497	1,507,142	3,902,639	Up to 446,483 shares	Up to 301,533 shares
Lim Chuan Poh CEO (International) SingTel	659,050	1,394,225	7,497	59,045	2,119,817	Up to 399,549 shares	Up to 269,837 shares
Jeann Low Ngiap Jong [6] CFO Optus	379,400	600,000	10,557	977,498	1,967,455	Up to 171,945 shares	Up to 116,124 shares
Paul O'Sullivan [7] CEO Optus	1,318,809	1,056,881	221,301	76,270	2,673,261	Up to 445,265 shares	Up to 300,708 shares

(1) Fixed Component refers to base salary and Annual Wage Supplement (if applicable) earned for the year ended 31 March 2008.

(2) Variable Component refers to cash bonus. From this financial year ended 31 March 2008, the Variable Component and Performance Shares disclosed are for performance in the same year. Previously, the Variable Component and Performance Shares disclosed were based on actual payments made in the financial year and related to the performance of the preceding year. The Senior Management were granted performance shares on 4 June 2008 under the SingTel Performance Share Plan. They were awarded a General Award ("GA") and a Senior Management Award ("SMA") based on a fair value of the GA at S$1.994 per share and a fair value of the SMA at S$2.214 per share. The vesting criteria for the performance share grants are as per the vesting criteria for the 2007 performance share grants detailed on pages 68-69.

(3) Provident Fund in Singapore represents payments in respect of company statutory contributions to the Singapore Central Provident Fund. Superannuation Fund in Australia represents payments in respect of the superannuation guarantee levy and additional company contributions to the superannuation scheme. Any contributions made by an individual may be salary sacrificed, and are part of the fixed component.

(4) Benefits are stated on the basis of direct costs to the Company, and include overseas assignment benefits, tax equalisation, car benefits and other non-cash benefits such as medical cover, club membership and Australia Fringe Benefits Tax, where applicable.

(5) Benefits for Mr Allen Lew Yoong Keong include tax equalisation in relation to his past secondment to Optus, Australia.

(6) Ms Jeann Low Ngiap Jong is based in Australia. She is seconded to Optus on expatriate terms with tax equalisation benefits.

(7) Mr Paul O'Sullivan is based in Australia and he is remunerated in Australian dollars. The exchange rate used to convert his remuneration to Singapore dollars is S$1.28: A$1.00.

FINANCIAL STATEMENTS

CONTENTS

DIRECTORS' REPORT

For the financial year ended 31 March 2008

The Directors present their report to the members together with the audited consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company (or "**SingTel**") for the financial year ended 31 March 2008.

1. DIRECTORS

The Directors of the Company in office at the date of this report are -

Chumpol NaLamlieng (Chairman)
Chua Sock Koong (Group Chief Executive Officer)
Graham John Bradley
Heng Swee Keat
Dominic Chiu Fai Ho (appointed on 28 November 2007)
Simon Israel
Professor Tommy Koh
John Powell Morschel
Kaikhushru Shiavax Nargolwala
Deepak S Parekh
Nicky Tan Ng Kuang

Paul Chan Kwai Wah, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 27 July 2007.

2. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("**1999 Scheme**"), and performance shares granted under the SingTel Performance Share Plan ("**Share Plan 2004**").

3. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

The interests of the Directors holding office at the end of the financial year in the share capital of the Company and related corporations according to the register of Directors' shareholdings kept by the Company under Section 164 of the Singapore Companies Act were as follows -

3. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (cont'd)

	Holdings registered in the name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 31 Mar 08	At 1 Apr 07 or date of appointment, if later	At 31 Mar 08	At 1 Apr 07 or date of appointment, if later
Singapore Telecommunications Limited				
(Ordinary shares)				
Chumpol NaLamlieng	**199,500**	199,500	-	-
Chua Sock Koong [(1)]	**1,706,800**	1,439,420	**18,277,775**	18,744,985
Graham John Bradley	**88,220**	88,220	-	-
Heng Swee Keat	**1,330**	1,330	-	-
Dominic Chiu Fai Ho	-	-	-	-
Simon Israel	**179,820**	179,820	**1,360**	-
Professor Tommy Koh	**3,270**	3,270	**580**	580
John Powell Morschel	**55,780**	55,780	-	-
Kaikhushru Shiavax Nargolwala	**100,000**	100,000	-	-
Deepak S Parekh	-	-	-	-
Nicky Tan Ng Kuang	**150,000**	150,000	-	-
(Options to purchase ordinary shares)				
Chua Sock Koong [(2)]	**1,584,000**	1,584,000	-	-
Singapore Airlines Limited				
(Ordinary shares)				
Chua Sock Koong	**2,000**	2,000	-	-
Simon Israel	**9,000**	9,500	-	-
SP AusNet				
(stapled securities comprising one share in each of SP Australia Networks (Transmission) Ltd and SP Australia Networks (Distribution) Ltd and a unit in SP Australia Networks (Finance) Trust)				
Nicky Tan Ng Kuang	**600,000**	600,000	-	-

Notes:

(1) Chua Sock Koong's deemed interest of 18,277,775 shares included -
- (a) 15,382,168 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited, the trustee of a trust established for the purposes of the Share Plan 2004 for the benefit of eligible employees of the Group;
- (b) 28,137 ordinary shares held by Ms Chua's spouse; and
- (c) an aggregate of up to 2,867,470 ordinary shares in SingTel awarded to Ms Chua pursuant to the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(2) At exercise prices of between S$1.41 and S$2.85 per share (1 April 2007: Between S$1.51 and S$2.97 per share).

DIRECTORS' REPORT

For the financial year ended 31 March 2008

3. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (cont'd)

Between the end of the financial year and 21 April 2008, Chua Sock Koong's deemed interest increased to 19,963,775 shares due to the acquisition by RBC Dexia Trust Services Singapore Limited of an additional 1,686,000 ordinary shares in SingTel for the benefit of eligible employees in the Group.

Except as disclosed above, there were no changes to any of the above-mentioned interests between the end of the financial year and 21 April 2008.

4. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

5. SHARE OPTIONS AND PERFORMANCE SHARES

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the members of the Compensation Committee are Chumpol NaLamlieng (Chairman of the Compensation Committee), Heng Swee Keat, John Powell Morschel, and Deepak S Parekh.

5.1 Share Options

1999 Scheme

Options granted pursuant to the 1999 Scheme are in respect of ordinary shares in SingTel. Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the 1999 Scheme, were as follows -

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 07 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 08 ('000)
Market Price Share Options						
For staff and senior management						
09.11.99	10.11.00 to 09.11.09	S$2.85	4,262	(2,047)	(18)	**2,197**
09.06.00	10.06.01 to 09.06.10	S$2.12	7,473	(3,433)	(34)	**4,006**
30.05.01	31.05.02 to 30.05.11	S$1.56	4,287	(1,623)	-	**2,664**
01.06.01	02.06.02 to 01.06.11	S$1.55	30	-	-	**30**
16.08.01	17.08.02 to 16.08.11	S$1.75	78	(31)	-	**47**
29.11.01	30.11.02 to 29.11.11	S$1.61	6,024	(1,604)	(73)	**4,347**
30.05.02	31.05.03 to 30.05.12	S$1.41	12,339	(3,850)	(59)	**8,430**
			34,493	(12,588)	(184)	**21,721**
For Group Chief Executive Officer (Chua Sock Koong)						
09.11.99	10.11.00 to 09.11.09	S$2.85	134	-	-	**134**
09.06.00	10.06.01 to 09.06.10	S$2.12	750	-	-	**750**
30.05.02	31.05.03 to 30.05.12	S$1.41	700	-	-	**700**
			1,584	-	-	**1,584**

5.1 Share Options (cont'd)

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 07 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 08 ('000)
For former Executive Director (Lee Hsien Yang) [1]						
09.11.99	10.11.00 to 09.11.09	S$2.85	500	-	-	**500**
09.06.00	10.06.01 to 09.06.10	S$2.12	1,500	-	-	**1,500**
			2,000	-	-	**2,000**
For other Directors (including those who have since retired)						
09.09.02	10.09.03 to 09.09.07	S$1.39	60	(60)	-	-
Total			**38,137**	**(12,648)**	**(184)**	**25,305**

Note:

(1) Lee Hsien Yang stepped down as a Director of the Company with effect from 1 April 2007. He has up till 31 March 2009 to exercise the vested share options, as approved by the Board.

Details of the Directors' share options are set out in the following table -

	Aggregate Options Granted since commencement of scheme to 31 Mar 08 ('000)	Aggregate Options Exercised since commencement of scheme to 31 Mar 08 ('000)	Outstanding as at 31 Mar 08 ('000)
1999 Scheme			
Chumpol NaLamlieng	**60**	**(60)**	-
Chua Sock Koong	**4,709**	**(3,125)**	**1,584**
Graham John Bradley	-	-	-
Heng Swee Keat	-	-	-
Dominic Chiu Fai Ho	-	-	-
Simon Israel	-	-	-
Professor Tommy Koh	-	-	-
John Powell Morschel	**60**	**(60)**	-
Kaikhushru Shiavax Nargolwala	-	-	-
Deepak S Parekh	-	-	-
Nicky Tan Ng Kuang	**60**	**(60)**	-
Lee Hsien Yang [1]	**6,050**	**(4,050)**	**2,000**
Paul Chan Kwai Wah [2]	**60**	**(60)**	-
Jackson Peter Tai [3]	**60**	**(60)**	-
	11,059	**(7,475)**	**3,584**

Notes:

(1) Lee Hsien Yang stepped down as a Director of the Company with effect from 1 April 2007.

(2) Paul Chan Kwai Wah retired as a Director of the Company following the conclusion of the Annual General Meeting held on 27 July 2007.

(3) Jackson Peter Tai retired as a Director of the Company following the conclusion of the Annual General Meeting held on 28 July 2006.

DIRECTORS' REPORT

For the financial year ended 31 March 2008

5.1 Share Options (cont'd)

No options were granted to the Directors during the financial year ended 31 March 2008.

The 1999 Scheme was suspended with the implementation of the SingTel Executives' Performance Share Plan ("**Share Plan 2003**") following a review of the remuneration policy across the Group in 2003. Hence no option has been granted since 2003. The existing options granted will continue to vest according to the terms and conditions of the 1999 Scheme and the respective grants.

From the commencement of the 1999 Scheme to 31 March 2008, options in respect of an aggregate of 273,767,350 ordinary shares in the Company have been granted to Directors and employees of the Company and its subsidiaries.

Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("**Optus**"), the Optus Executive Option Plan ("**Optus Plan**") was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option.

Details were as follows -

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 07 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 08 ('000)
24.05.00	24.05.03 to 24.05.07	A$3.63 for 1.66 SingTel shares	2,536	(2,528)	(8)	-

The figures in the table above show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date. The options under the Optus Plan expired on 24 May 2007.

The options under the 1999 Scheme and the Optus Plan do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No option has been granted to controlling shareholders of the Company or their associates, and there are no participants who have received five per cent or more of the total number of options available under the 1999 Scheme or the Optus Plan.

5.2 Performance Shares

Following the review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. This plan only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of the awards.

The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

5.2 Performance Shares (cont'd)

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

From the commencement of the performance share plans to 31 March 2008, awards comprising an aggregate of 38,548,775 shares and 125,189,599 shares have been granted under the Share Plan 2003 and Share Plan 2004 respectively.

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows -

Date of grant	Balance as at 1 Apr 07 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 08 ('000)
Performance shares (General Awards)					
For staff and senior management					
26.05.04	23,071	-	(17,095)	(5,976)	-
01.09.04	466	-	(349)	(117)	-
26.11.04	50	-	(38)	(12)	-
26.05.05	23,797	-	(83)	(1,626)	**22,088**
25.08.05	154	-	(85)	(69)	-
30.11.05	299	-	-	-	**299**
28.02.06	454	-	-	-	**454**
25.05.06	31,618	-	(179)	(2,973)	**28,466**
24.08.06	20	-	-	-	**20**
28.11.06	30	-	-	-	**30**
02.03.07	418	-	-	-	**418**
29.05.07	-	16,804	(18)	(1,123)	**15,663**
03.09.07	-	55	-	(45)	**10**
28.11.07	-	107	-	-	**107**
27.02.08	-	98	-	-	**98**
	80,377	17,064	(17,847)	(11,941)	**67,653**
For Group Chief Executive Officer (Chua Sock Koong)					
26.05.04	357	-	(267)	(90)	-
26.05.05	336	-	-	-	**336**
28.02.06	455	-	-	-	**455**
25.05.06	470	-	-	-	**470**
29.05.07	-	592	-	-	**592**
	1,618	592	(267)	(90)	**1,853**

DIRECTORS' REPORT

For the financial year ended 31 March 2008

5.2 Performance Shares (cont'd)

Date of grant	Balance as at 1 Apr 07 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 08 ('000)
For former Executive Director (Lee Hsien Yang)					
26.05.04	750	-	(563)	(187)	-
26.05.05	899	-	(374)	(525)	-
25.05.06	1,145	-	(239)	(906)	-
	2,794	-	(1,176)	(1,618)	-
Sub-total	**84,789**	**17,656**	**(19,290)**	**(13,649)**	**69,506**
Performance shares (Senior Management Awards)					
For senior management					
26.05.04	660	-	(651)	(9)	-
26.05.05	1,223	-	-	-	**1,223**
25.05.06	1,972	-	(76)	(97)	**1,799**
29.05.07	-	1,714	(22)	(74)	**1,618**
	3,855	1,714	(749)	(180)	**4,640**
For Group Chief Executive Officer (Chua Sock Koong)					
26.05.04	267	-	(267)	-	-
26.05.05	251	-	-	-	**251**
25.05.06	323	-	-	-	**323**
29.05.07	-	440	-	-	**440**
	841	440	(267)	-	**1,014**
For former Executive Director (Lee Hsien Yang)					
26.05.04	750	-	(750)	-	-
26.05.05	745	-	(497)	(248)	-
25.05.06	786	-	(262)	(524)	-
	2,281	-	(1,509)	(772)	-
Sub-total	**6,977**	**2,154**	**(2,525)**	**(952)**	**5,654**
Total	**91,766**	**19,810**	**(21,815)**	**(14,601)**	**75,160**

During the financial year, awards in respect of an aggregate of 21,815,012 shares granted under the Share Plan 2004 were vested. The awards under Share Plan 2004 were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

5.2 Performance Shares (cont'd)

As at 31 March 2008, no participant has been granted options under the 1999 Scheme and/or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents five per cent or more of the aggregate of -

(i) the total number of new shares available under the Share Plan 2004 and the 1999 Scheme collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.

6. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent -

Nicky Tan Ng Kuang (Chairman of the Audit Committee)
Graham John Bradley
Dominic Chiu Fai Ho (appointed on 14 January 2008)
Kaikhushru Shiavax Nargolwala

The Audit Committee carried out its functions in accordance with Section 201B of the Singapore Companies Act, Chapter 50.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal auditors to discuss the results of the respective examinations and their evaluation of the Company's system of internal accounting controls. The Committee also held discussions with the external auditors and is satisfied that the processes put in place by management provide reasonable assurance on mitigation of fraud risk exposure to the Group.

The Committee also reviewed the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company for the financial year ended 31 March 2008 as well as the independent auditors' report thereon.

In addition, the Committee had, with the assistance of the internal auditors, reviewed the procedures set up by the Group and the Company to identify and report, and where necessary, sought appropriate approval for interested person transactions.

The Committee has full access to and has the co-operation of the management and has been given the resources required for it to discharge its function properly. It also has full discretion to invite any Director or executive officer to attend its meetings. The external and internal auditors have unrestricted access to the Audit Committee.

The Committee has nominated Deloitte & Touche for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

DIRECTORS' REPORT

For the financial year ended 31 March 2008

7. AUDITORS

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

On behalf of the Directors



Chumpol NaLamlieng
Chairman



Chua Sock Koong
Director

Singapore, 13 May 2008

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

For the financial year ended 31 March 2008

We have audited the accompanying financial statements of Singapore Telecommunications Limited (the Company) and its subsidiaries (the Group) which comprise the balance sheets of the Group and the Company as at 31 March 2008, the income statement, statement of changes in equity and cash flow statement of the Group and the statement of changes in equity of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 83 to 178.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes: devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair income statement and balance sheet and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2008 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.



Deloitte & Touche
Public Accountants and
Certified Public Accountants

Singapore, 13 May 2008

STATEMENT OF DIRECTORS

For the financial year ended 31 March 2008

In the opinion of the Directors,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company as set out on pages 83 to 178 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2008 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Directors



Chumpol NaLamlieng
Chairman



Chua Sock Koong
Director

Singapore, 13 May 2008

CONSOLIDATED INCOME STATEMENT

For the financial year ended 31 March 2008

	Notes	2008 S$ Mil	2007 S$ Mil
Operating revenue	4	**14,844.4**	13,376.9
Operating expenses	5	**(10,392.5)**	(9,212.1)
Other income	6	**78.3**	116.9
		4,530.2	4,281.7
Compensation from IDA		**-**	337.0
Depreciation and amortisation	7	**(1,886.9)**	(1,854.6)
Exceptional items	8	**(50.1)**	185.0
Profit on operating activities		**2,593.2**	2,949.1
Share of results of associated and joint venture companies	9	**2,066.5**	1,537.7
Profit before interest, investment income (net) and tax		**4,659.7**	4,486.8
Interest and investment income (net)	10	**216.2**	87.3
Finance costs	11	**(392.9)**	(421.4)
Profit before tax		**4,483.0**	4,152.7
Tax expense	12	**(522.3)**	(373.4)
Profit after tax		**3,960.7**	3,779.3
Attributable to -			
Shareholders of the Company		**3,960.2**	3,778.8
Minority interests		**0.5**	0.5
		3,960.7	3,779.3
Earnings per share attributable to shareholders of the Company			
- basic (cents)	13	**24.90**	23.25
- diluted (cents)	13	**24.76**	23.13

The accompanying notes on pages 91 to 178 form an integral part of these financial statements.

Independent Auditors' report – page 82

BALANCE SHEETS

As at 31 March 2008

		Group		Company	
		2008	2007	2008	2007
	Notes	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Current assets					
Cash and cash equivalents	15	**1,372.0**	1,390.1	**614.4**	188.5
Trade and other receivables	16	**2,540.9**	2,459.3	**1,597.1**	1,477.1
Financial assets at fair value through profit or loss ("**FVTPL investments**")	17	**11.0**	341.5	-	-
Derivative financial instruments	25	**2.5**	-	**1.2**	-
Inventories	18	**123.6**	93.4	**18.9**	6.3
		4,050.0	4,284.3	**2,231.6**	1,671.9
Non-current assets					
Property, plant and equipment	19	**10,124.2**	9,729.6	**1,985.4**	1,970.9
Intangible assets	20	**10,056.5**	10,091.4	**3.0**	3.3
Subsidiaries	21	-	-	**13,982.3**	18,319.0
Associated companies	22	**1,086.9**	93.9	**24.7**	24.7
Joint venture companies	23	**7,453.0**	7,077.5	**29.9**	49.1
Available-for-sale ("**AFS**") investments	24	**352.6**	42.4	**37.0**	33.3
Derivative financial instruments	25	**358.0**	191.6	**358.0**	191.6
Deferred tax assets	12	**1,083.0**	1,047.7	-	-
Other non-current receivables	26	**150.1**	100.1	**89.0**	16.9
		30,664.3	28,374.2	**16,509.3**	20,608.8
Total assets		**34,714.3**	32,658.5	**18,740.9**	22,280.7
Current liabilities					
Trade and other payables	27	**3,360.1**	3,066.6	**2,890.6**	4,903.5
Provision	28	**12.7**	11.2	-	-
Current tax liabilities		**345.8**	343.4	**237.1**	225.4
Borrowings (unsecured)	29	**1,874.3**	196.3	**487.1**	-
Borrowings (secured)	30	**0.3**	0.6	-	-
Derivative financial instruments	25	**162.5**	17.8	**155.7**	5.0
		5,755.7	3,635.9	**3,770.5**	5,133.9

The accompanying notes on pages 91 to 178 form an integral part of these financial statements.
Independent Auditors' report – page 82

	Notes	Group 2008 S$ Mil	Group 2007 S$ Mil	Company 2008 S$ Mil	Company 2007 S$ Mil
Non-current liabilities					
Borrowings (unsecured)	29	**5,668.2**	6,271.2	**3,891.2**	4,397.0
Borrowings (secured)	30	**-**	0.3	**-**	-
Advance billings		**395.5**	360.7	**108.4**	50.6
Deferred income	31	**40.1**	16.3	**8.5**	13.1
Derivative financial instruments	25	**1,334.4**	1,008.6	**953.1**	736.0
Deferred tax liabilities	12	**329.5**	315.4	**234.5**	231.3
Other non-current liabilities	32	**188.6**	200.1	**14.8**	17.0
		7,956.3	8,172.6	**5,210.5**	5,445.0
Total liabilities		**13,712.0**	11,808.5	**8,981.0**	10,578.9
Net assets		**21,002.3**	20,850.0	**9,759.9**	11,701.8
Share capital and reserves					
Share capital	33	**2,593.7**	2,562.1	**2,593.7**	2,562.1
Reserves		**18,405.8**	18,285.1	**7,166.2**	9,139.7
Equity attributable to shareholders of the Company		**20,999.5**	20,847.2	**9,759.9**	11,701.8
Minority interests		**2.8**	2.8	**-**	-
Total equity		**21,002.3**	20,850.0	**9,759.9**	11,701.8

The accompanying notes on pages 91 to 178 form an integral part of these financial statements.
Independent Auditors' report – page 82

STATEMENTS OF CHANGES IN EQUITY

For the financial year ended 31 March 2008

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Share Capital				
Balance as at 1 Apr	**2,562.1**	4,774.7	**2,562.1**	4,774.7
Cancellation of shares	-	(2,271.6)	-	(2,271.6)
Issue of new shares	**31.6**	59.0	**31.6**	59.0
Balance as at 31 Mar	**2,593.7**	2,562.1	**2,593.7**	2,562.1
Treasury Shares [1] Held By Trust [2]				
Balance as at 1 Apr	**(42.4)**	(38.1)	-	-
Performance shares purchased by Company	**(11.2)**	(9.5)	**(11.2)**	(9.5)
Performance shares purchased by Trust	**(38.9)**	(30.6)	-	-
Performance shares vested	**42.4**	35.8	**11.2**	9.5
Balance as at 31 Mar	**(50.1)**	(42.4)	-	-
Capital Reserve - Performance Shares				
Balance as at 1 Apr	**35.0**	48.8	**(6.7)**	0.2
Equity-settled performance shares	**32.7**	33.0	**15.8**	17.4
Transfer of liability to equity	**3.2**	2.3	**0.8**	1.1
Cash paid to employees under performance share plans	**(4.9)**	(1.9)	**(4.7)**	(1.8)
Performance shares purchased by SingTel Optus Pty Limited ("**Optus**") and vested	**(11.8)**	(11.4)	-	-
Performance shares vested from Treasury Shares	**(42.4)**	(35.8)	**(6.2)**	(6.0)
Contribution to Trust	-	-	**(21.8)**	(17.6)
Balance as at 31 Mar	**11.8**	35.0	**(22.8)**	(6.7)
Currency Translation Reserve				
Balance as at 1 Apr	**389.1**	173.4	-	-
Currency translation differences transferred to income statement upon capital reduction of subsidiaries	**(195.1)**	-	-	-
Currency translation differences released on disposal of joint venture companies	**93.6**	47.4	-	-
Currency translation differences [*]	**(191.8)**	168.3	-	-
Balance as at 31 Mar	**95.8**	389.1	-	-
Balance carried forward	**2,651.2**	2,943.8	**2,570.9**	2,555.4

The accompanying notes on pages 91 to 178 form an integral part of these financial statements.
Independent Auditors' report – page 82

	Notes	Group 2008 S$ Mil	Group 2007 S$ Mil	Company 2008 S$ Mil	Company 2007 S$ Mil
Balance brought forward		**2,651.2**	2,943.8	**2,570.9**	2,555.4
Hedging Reserve					
Balance as at 1 Apr		**(142.2)**	(53.2)	**(113.8)**	(22.4)
Net valuation taken to equity (net of tax) (*)		**(434.0)**	(324.7)	**(454.5)**	(335.1)
Transferred to income statement (net of tax)		**310.2**	235.7	**304.5**	243.7
Balance as at 31 Mar		**(266.0)**	(142.2)	**(263.8)**	(113.8)
Fair Value Reserve					
Balance as at 1 Apr		**21.8**	20.7	**21.2**	21.2
Fair value gains on AFS investments (*)		**32.6**	1.6	**3.7**	0.5
Fair value gains transferred to income statement on sale of AFS investments		**-**	(0.5)	**-**	(0.5)
Balance as at 31 Mar		**54.4**	21.8	**24.9**	21.2
Retained earnings					
Balance as at 1 Apr		**19,277.2**	17,429.2	**9,239.0**	9,550.2
Goodwill transferred from 'Other Reserves' on dilution		**(1.3)**	(9.9)	**-**	-
Net profit for the year (*)		**3,960.2**	3,778.8	**1,626.9**	1,611.0
Final dividends paid	34	**(2,544.7)**	(1,336.4)	**(2,546.5)**	(1,337.2)
Interim dividends paid	34	**(890.7)**	(584.5)	**(891.5)**	(585.0)
Balance as at 31 Mar		**19,800.7**	19,277.2	**7,427.9**	9,239.0
Other Reserves (3)					
Balance as at 1 Apr		**(1,253.4)**	(1,264.9)	**-**	-
Goodwill transferred to 'Retained Earnings' on dilution		**1.3**	9.9	**-**	-
Share of associated and joint venture companies' reserve movements (*)		**11.3**	1.6	**-**	-
Balance as at 31 Mar		**(1,240.8)**	(1,253.4)	**-**	-
Equity attributable to shareholders of the Company		**20,999.5**	20,847.2	**9,759.9**	11,701.8

The accompanying notes on pages 91 to 178 form an integral part of these financial statements.
Independent Auditors' report – page 82

STATEMENTS OF CHANGES IN EQUITY

For the financial year ended 31 March 2008

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
Balance brought forward	**20,999.5**	20,847.2	**9,759.9**	11,701.8
Minority Interests				
Balance as at 1 Apr	**2.8**	2.6	-	-
Currency translation differences (*)	**(0.1)**	-	-	-
Net profit for the year (*)	**0.5**	0.5	-	-
Dividends paid to minority shareholders	**(0.4)**	(0.3)	-	-
Balance as at 31 Mar	**2.8**	2.8	-	-
Total equity	**21,002.3**	20,850.0	**9,759.9**	11,701.8
Total recognised gains (4)	**3,378.7**	3,626.1	**1,176.1**	1,276.4

Notes:

(1) 'Treasury Shares' are accounted for in accordance with FRS 32 (revised 2004).

(2) RBC Dexia Trust Services Singapore Limited (the "**Trust**") is the trustee of a trust established to administer the performance share plans.

(3) 'Other Reserves' relate mainly to goodwill on acquisition completed prior to 1 April 2001.

(4) Total recognised gains comprised all items marked (*) which included a gain of S$0.4 million (2007: gain of S$0.5 million) attributable to minority interests. Total recognised gains for the Group included a loss of S$582.0 million (2007: loss of S$153.2 million) recognised directly in equity. Total recognised gains for the Company included a loss of S$450.8 million (2007: loss of S$334.6 million) recognised directly in equity.

The accompanying notes on pages 91 to 178 form an integral part of these financial statements.
Independent Auditors' report – page 82

CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 March 2008

	2008 S$ Mil	2007 S$ Mil
Cash Flows from Operating Activities		
Profit before tax	**4,483.0**	4,152.7
Adjustments for -		
Depreciation and amortisation	**1,886.9**	1,854.6
Exceptional items	**50.1**	(185.0)
IDA compensation	**-**	(337.0)
Interest and investment income (net)	**(216.2)**	(87.3)
Finance costs	**392.9**	421.4
Share of results of associated and joint venture companies (post-tax)	**(2,066.5)**	(1,537.7)
Other non-cash items	**52.6**	48.9
	99.8	177.9
Operating cash flow before working capital changes	**4,582.8**	4,330.6
Changes in operating assets and liabilities		
Trade and other receivables	**(35.8)**	(260.9)
Trade and other payables	**177.4**	143.1
Inventories	**(30.9)**	46.9
Currency translation adjustments of subsidiaries	**(6.6)**	(6.8)
Cash generated from operations	**4,686.9**	4,252.9
Payment to employees in cash under performance share plans	**(11.7)**	(5.5)
Dividends received from associated and joint venture companies	**1,113.5**	672.7
Income tax paid	**(335.0)**	(335.4)
Net cash inflow from operating activities	**5,453.7**	4,584.7
Cash Flows from Investing Activities		
Dividends received from other investments	**2.1**	4.8
Interest received	**51.9**	125.9
Payment for acquisition of a subsidiary, net of cash acquired	**-**	(0.2)
Investment in associated and joint venture companies	**(1,189.3)**	(3.3)
Long term loans repaid by joint venture companies	**2.1**	85.1
Proceeds from sale of joint venture companies (net of withholding tax paid)	**87.8**	86.7
Proceeds from capital reduction of joint venture companies	**86.1**	-
Long term loans to joint venture companies	**-**	(0.1)
Investment in AFS investments	**(1.1)**	(1.0)
Proceeds from sale of AFS investments	**1.3**	12.0
Proceeds from capital reduction of AFS investments	**14.0**	-
Net sale proceeds from FVTPL investments	**330.8**	520.0
Payment for purchase of property, plant and equipment	**(1,879.0)**	(1,789.8)
Advance payment for purchase of property, plant and equipment	**(75.0)**	-
Proceeds from sale of property, plant and equipment	**0.9**	304.8
Purchase of intangible assets	**(3.1)**	(2.9)
Withholding tax paid on intra-group interest income	**(177.7)**	-
Net cash outflow from investing activities	**(2,748.2)**	(658.0)

The accompanying notes on pages 91 to 178 form an integral part of these financial statements.

Independent Auditors' report – page 82

CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 March 2008

	2008 S$ Mil	2007 S$ Mil
Cash Flows from Financing Activities		
Proceeds from term loans	**4,927.7**	1,313.5
Repayment of term loans	**(3,748.7)**	(602.5)
Bonds repaid	**(12.2)**	(1,329.4)
(Decrease)/ Increase in finance lease liabilities	**(0.6)**	0.2
Repayment of other borrowings	**-**	(5.8)
Net proceeds from/ (Repayment of) borrowings	**1,166.2**	(624.0)
Settlement of swap for bonds repaid	**-**	(38.1)
Net interest paid on borrowings and swaps	**(410.9)**	(412.6)
Dividends paid to minority shareholders	**(0.4)**	(0.3)
Final dividends paid to shareholders of the Company	**(2,544.7)**	(1,336.4)
Interim dividends paid to shareholders of the Company	**(890.7)**	(534.5)
Payment for cancellation of shares on capital reduction	**-**	(2,271.6)
Proceeds from issue of shares	**31.6**	59.0
Purchase of performance shares	**(62.5)**	(51.5)
Net cash outflow from financing activities	**(2,711.4)**	(5,310.0)
Net decrease in cash and cash equivalents	**(5.9)**	(1,383.3)
Exchange effects on cash and cash equivalents	**(12.2)**	3.0
Cash and cash equivalents at beginning of year	**1,390.0**	2,770.3
Cash and cash equivalents at end of year	**1,371.9**	1,390.0

The accompanying notes on pages 91 to 178 form an integral part of these financial statements.

Independent Auditors' report – page 82

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. GENERAL

The Company, Singapore Telecommunications Limited ("**SingTel**"), is domiciled and incorporated in Singapore and is publicly traded on the Singapore Exchange and Australian Stock Exchange. The address of its registered office is 31 Exeter Road, Comcentre, Singapore 239732.

The principal activities of the Company consist of the operation and provision of telecommunication systems and services and investment holding. The principal activities of the subsidiaries are disclosed in Note 44.

Under a licence granted by the Info-communications Development Authority of Singapore ("**IDA**"), the Group had the exclusive rights to provide fixed national and international telecommunications services through 31 March 2000 (with limited exceptions), public cellular mobile telephone services and public radio paging services through 31 March 1997. From the expiry of the exclusive rights, the Group's licences for these telecommunications services continue on a non-exclusive basis to 31 March 2017.

In addition, the Group is licensed to offer Internet services and has also obtained frequency spectrum and licence rights from IDA to install, operate and maintain 3G mobile communication systems and services respectively, as well as wireless broadband systems and services. The Group also holds licences from the Media Development Authority of Singapore for the purpose of providing, amongst others, video-on-demand.

In Australia, Optus was granted telecommunication licences under the Telecommunications Act 1991. Pursuant to the Telecommunications (Transitional Provisions and Consequential Amendments) Act 1997, the licences continued to have effect after the deregulation of telecommunications in Australia in 1997. The licences do not have a finite term, but are of continuing operation until cancelled under the Telecommunications Act 1997.

These financial statements were authorised and approved for issue in accordance with a Directors' resolution dated 13 May 2008.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of Accounting

The financial statements are prepared in accordance with Singapore Financial Reporting Standards ("**FRS**") including related interpretations and the provisions of the Singapore Companies Act. They have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement are disclosed in Note 3.

The accounting policies have been consistently applied by the Group, and are consistent with those used in the previous financial year. The Group has adopted certain new or revised FRS and Interpretations to FRS ("**INT FRS**") that became mandatory from 1 April 2007. These included FRS 107, ***Financial Instruments: Disclosures*** and Amendments to FRS 1, ***Presentation of Financial Statements – Capital Disclosures***, which introduced new disclosures relating to financial instruments and capital respectively. The adoption did not result in substantial changes to the Group's accounting policies.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

2.2 Group Accounting

The accounting policy for subsidiaries, associated and joint venture companies in the Company's financial statements is stated in Note 2.4. The Group's accounting policy on goodwill is stated in Note 2.15.1.

2.2.1 Subsidiaries

Subsidiaries are entities (including special purpose entity) controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than one half of the voting rights.

In the consolidated financial statements, acquisitions of subsidiaries are accounted for using the purchase method of accounting. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant inter-company balances and transactions are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interest consists of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Any losses in excess of the interest in the equity of the subsidiary attributable to the minority shareholders are charged to the Group except to the extent that the minority shareholders are able and have a binding obligation to make good the losses.

2.2.2 Associated companies

Associated companies are entities over which the Group has significant influence, but not control or joint control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Equity accounting involves recording the investment in associated companies initially at cost, and recognising the Group's share of the post-acquisition results of associated companies in the consolidated income statement, and the Group's share of post-acquisition reserve movements in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments in the consolidated balance sheet.

In the consolidated balance sheet, investments in associated companies include goodwill on acquisition identified on acquisitions completed on or after 1 April 2001, net of accumulated impairment losses. Goodwill is assessed for impairment as part of the investment in associated companies.

When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including loans that are in fact extensions of the Group's investment, the Group does not recognise further losses, unless it has incurred or guaranteed obligations in respect of the associated company.

Unrealised gains resulting from transactions with associated companies are eliminated to the extent of the Group's interest in the associated company. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2.2.3 Joint venture companies

Joint venture companies are entities over which the Group has contractual arrangements to jointly share the control with one or more parties, and none of the parties involved has unilateral control over the entities' economic activities.

The Group's interest in joint venture companies is accounted for in the consolidated financial statements using the equity method of accounting.

In the consolidated balance sheet, investments in joint venture companies include goodwill on acquisition identified on acquisitions completed on or after 1 April 2001, net of accumulated impairment losses. Goodwill is assessed for impairment as part of the investment in joint venture companies.

2.2.3 Joint venture companies (cont'd)

The Group's interest in its unincorporated joint venture operations is accounted for by recognising the Group's assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group's share of income earned from the joint venture, in the consolidated financial statements.

Unrealised gains resulting from transactions with joint venture companies are eliminated to the extent of the Group's interest in the joint venture company. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2.2.4 Transaction costs

External costs directly attributable to an acquisition are included as part of the cost of acquisition.

2.2.5 Special purpose entity

The Trust had been consolidated in the consolidated financial statements under INT FRS 12, *Consolidation – Special Purpose Entities*.

2.3 Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new equity shares are taken to equity as a deduction, net of tax, from the proceeds.

When the Company purchases its own equity share capital, the consideration paid, including any directly attributable costs, is taken against 'Treasury Shares Held By Company' within equity. When the shares are subsequently disposed, the realised gains or losses on disposal of the treasury shares are included in 'Other Reserves' of the Company.

The Trust acquires shares in the Company from the open market for delivery to employees upon vesting of performance shares awarded under the Group's performance share plans. Such shares are designated as 'Treasury Shares'. In the consolidated financial statements, the cost of unvested shares, including directly attributable costs, is taken against 'Treasury Shares Held By Trust' within equity.

Upon vesting of the performance shares, the weighted average costs of the shares delivered to employees, whether held by the Company or the Trust, are transferred to 'Capital Reserve – Performance Shares' within equity in the consolidated financial statements.

2.4 Investments in Subsidiaries, Associated and Joint Venture Companies

In the Company's balance sheet, investments in subsidiaries, associated and joint venture companies, including loans that meet the definition of equity instruments, are stated at cost less accumulated impairment losses. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable value. On disposal of investments in subsidiaries, associated and joint venture companies, the difference between the net disposal proceeds and the carrying amount of the investment is taken to the income statement of the Company.

2.5 Investments

The investments of the Group are classified either as 'FVTPL investments' or 'AFS investments'. Purchases and sales of investments are recognised on trade date, which is the date that the Group commits to purchase or sell the investment.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

2.5.1 FVTPL investments

Investments in Credit Linked Notes are designated as FVTPL investments as their performances are evaluated on fair value basis in accordance with the Group's documented investment strategy.

FVTPL investments are initially recognised at fair value and subsequently re-measured at fair value at the balance sheet date with any resulting gains and losses, including currency translation differences on equity investments (if any), recognised in the income statement immediately. The interest and dividend income from these investments are recognised separately from the fair value adjustment in the income statement.

2.5.2 AFS investments

The Group's other long term investments are designated as AFS investments and initially recognised at fair value plus directly attributable transaction costs.

The AFS investments are subsequently stated at fair value at the balance sheet date, with all resulting gains and losses, including currency translation differences, taken to 'Fair Value Reserve' within equity.

When AFS investments are sold or impaired, the accumulated fair value adjustments in the 'Fair Value Reserve' are included in the income statement.

A significant and prolonged decline in fair value below the carrying value is objective evidence of impairment. Impairment loss is computed as the difference between the carrying amount and current fair value, less any impairment loss previously recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement until the equity investments are disposed.

2.6 Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair values at each balance sheet date.

Derivative financial instrument is carried as an asset when the fair value is positive and as a liability when the fair value is negative.

Any gains or losses arising from changes in fair value are recognised immediately in the income statement, unless they qualify for hedge accounting.

2.6.1 Hedge accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, as well as its risk management objectives and strategy for undertaking the hedge transactions. The documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Fair value hedge

Derivative financial instruments that qualify for fair value hedge accounting are initially recognised at fair value on the date that the contract is entered into. Changes in fair value of derivatives are recorded in the income statement together with any changes in the fair value of the hedged items that are attributable to the hedged risks.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to the income statement from that date.

2.6.1 Hedge accounting (cont'd)

Cash flow hedge

The effective portion of changes in the fair value of the derivative financial instruments that qualify as cash flow hedges are recognised in 'Hedging Reserve' within equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in the 'Hedging Reserve' are transferred to the income statement in the periods when the hedged items affect the income statement.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in the income statement.

Net investment hedge

Changes in the fair value of designated derivatives that qualify as net investment hedges, and which are highly effective, are recognised in 'Currency Translation Reserve' within equity in the consolidated financial statements and are transferred to the consolidated income statement in the periods when the foreign operation is disposed off.

In the Company's financial statements, the gain or loss on the financial instrument used to hedge a net investment in a foreign operation of the Group is recognised in the income statement.

The Group has entered into the following derivative financial instruments to hedge its risks, namely -

Cross currency interest rate swaps and SGD interest rate swaps which are fair value hedges for the interest rate risk and cash flow hedges for the currency risk arising from the Group's issued bonds. The swaps involve the exchange of principal and fixed interest receipts in the foreign currency in which the issued bonds are denominated, for principal and floating or fixed interest payments in the Group's functional currency.

Cross currency swaps which are net investment hedges for the foreign currency exchange risk on its Australian operations.

Forward foreign exchange contracts which are cash flow hedges for the Group's exposure to foreign currency exchange risks arising from forecasted or committed expenditure.

2.7 Fair Value Estimation of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in arm's length transaction, other than in a forced or liquidation sale.

The following methods and assumptions are used to estimate the fair value of each class of financial instrument -

Bank balances, receivables and payables, short term borrowings

The carrying amounts approximate fair values due to the relatively short term maturity of these instruments.

Quoted and unquoted investments

The fair value of investments traded in active markets is based on the market quoted bid price or the bid price quoted by the market maker at the close of business on the balance sheet date.

The fair values of unquoted investments are determined by using valuation techniques. These include the use of recent arm's length transactions, reference to current market value of another instrument which is substantially the same or discounted cash flow analysis.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

2.7 Fair Value Estimation of Financial Instruments (cont'd)

Cross currency and interest rate swaps

The fair value of a cross currency or an interest rate swap is the estimated amount that the swap contract can be exchanged for or settled with under normal market conditions. This fair value can be estimated using the discounted cash flow method where the future cash flows of the swap contract are discounted at the prevailing market foreign exchange rates and interest rates. Market interest rates are actively quoted interest rates or interest rates computed by applying techniques to these actively quoted interest rates.

Forward foreign currency contracts

The fair value of forward foreign exchange contracts is determined using forward exchange market rates for contracts with similar maturity profiles at the balance sheet date.

For disclosure purposes, the fair value of non-current borrowings which are traded in active markets is based on the market quoted ask price. For other non-current borrowings, the fair values are based on valuation provided by service providers or estimated by discounting the future contractual cash flows using a discount rate based on the borrowing rates which the Group expects would be available at the balance sheet date.

2.8 Financial Guarantee Contracts

Financial guarantees issued by the Company are recorded initially at fair values plus transactions costs and amortised in the income statement over the period of the guarantee.

2.9 Trade and Other Receivables

Trade and other receivables, including loans given by the Company to subsidiaries, associated and joint venture companies, are recognised initially at fair value and, other than those that meet the definition of equity instruments, are subsequently measured at amortised cost using the effective interest method, less allowance for impairment.

An allowance for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the debts. Loss events include financial difficulty or bankruptcy of the debtor, significant delay in payments and breaches of contracts. The impairment loss, measured as the difference between the debt's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate, is recognised in the income statement. When the debt becomes uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recognised in the income statement.

2.10 Trade and Other Payables

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method.

2.11 Borrowings

Borrowings are initially recognised at fair value of the consideration received less directly attributable transaction costs. After initial recognition, unhedged borrowings are subsequently stated at amortised cost using the effective interest method.

2.12 Cash and Cash Equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, balances with banks and fixed deposits with original maturity of three months or less, net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

Bank overdrafts are included under borrowings on the balance sheet.

2.13 Foreign Currencies

2.13.1 Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the "**functional currency**"). The balance sheet and statement of changes in equity of the Company and consolidated financial statements of the Group are presented in Singapore Dollar, which is the functional and presentation currency of the Company and the presentation currency of the consolidated financial statements.

2.13.2 Transactions and balances

Transactions in a currency other than the functional currency ("**foreign currency**") are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at exchange rates ruling at that date. Foreign exchange differences arising from translation are recognised in the income statement.

2.13.3 Translation of foreign operations' financial statements

In the preparation of the consolidated financial statements, the assets and liabilities of foreign operations are translated to Singapore Dollars at exchange rates ruling at the balance sheet date except for share capital and reserves which are translated at historical rates of exchange (see Note 2.13.4 for translation of goodwill and fair value adjustments).

Income and expenses in the income statement are translated using either the average exchange rates for the month or year, which approximate the exchange rates at the dates of the transactions. All resulting translation differences are taken directly to 'Currency Translation Reserve' within equity.

On disposal, the accumulated translation differences deferred in 'Currency Translation Reserve' relating to that foreign operation are recognised in the consolidated income statement as part of the gain or loss on disposal.

2.13.4 Translation of goodwill and fair value adjustments

Goodwill and fair value adjustments arising on the acquisition of foreign entities completed on or after 1 April 2005 are treated as assets and liabilities of the foreign entities and are recorded in the functional currencies of the foreign entities and translated at the exchange rates prevailing at the balance sheet date. However, for acquisitions of foreign entities completed prior to 1 April 2005, goodwill and fair value adjustments continue to be recorded at the exchange rates at the respective dates of the acquisitions.

2.13.5 Net investment in a foreign entity in the Company's financial statements

The exchange differences on loans from the Company to its subsidiaries which form part of the Company's net investment in the subsidiaries are recognised in the income statement of the Company. Such translation differences, however, are reclassified to 'Currency Translation Reserve' within equity in the consolidated financial statements. On disposal, the accumulated exchange differences are recognised in the consolidated income statement as part of the gain or loss on disposal.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

2.14 Provisions

A provision is recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made of the amount of the obligation. No provision is recognised for future operating losses.

The provision for liquidated damages in respect of information technology contracts is made based on management's best estimate of the anticipated liability.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

2.15 Intangible Assets

2.15.1 Goodwill

Goodwill represents the excess of the cost of an acquisition of subsidiary, associated or joint venture company over the fair value of the Group's share of their identifiable net assets, including contingent liabilities, at the date of acquisition. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition.

Goodwill is stated at cost less accumulated impairment losses.

Acquisitions completed prior to 1 April 2001

Goodwill on acquisitions completed prior to 1 April 2001 had been adjusted in full against 'Other Reserves' within equity. Such goodwill has not been retrospectively capitalised and amortised.

The Group also had acquisitions where the costs of acquisition were less than the fair value of identifiable net assets acquired. Such differences (negative goodwill) were adjusted against 'Other Reserves' in the year of acquisition.

Goodwill that has previously been taken to 'Other Reserves' is not taken to income statement when the entity is disposed of or when the goodwill is impaired.

Acquisitions completed on or after 1 April 2001

Prior to 1 April 2004, goodwill on acquisitions completed on or after 1 April 2001 was capitalised and amortised on a straight line basis in the consolidated income statement over its estimated useful life of up to 20 financial years. In addition, goodwill was assessed for indications of impairment at each balance sheet date.

Since 1 April 2004, goodwill is no longer amortised but is tested annually for impairment or whenever there is indication of impairment (see Note 2.16). The accumulated amortisation for goodwill as at 1 April 2004 had been eliminated with a corresponding decrease in the cost of goodwill.

Goodwill on acquisitions of subsidiaries is shown on the face of the consolidated balance sheet whereas goodwill on acquisitions of associated and joint venture companies are recorded as part of the carrying value of the related investment.

Negative goodwill is recognised directly in the consolidated income statement.

Gains or losses on disposal of subsidiaries, associated and joint venture companies include the carrying amount of capitalised goodwill relating to the entity sold.

2.15.2 Other intangible assets

Expenditure on telecommunication and spectrum licences is capitalised and amortised using the straight-line method over their estimated useful lives of 12 to 25 years. Customer relationships acquired in a business combination are carried at fair value at date of acquisition, and amortised on a straight-line basis over the period of the expected benefits, which is estimated at 10 years.

Other intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses.

2.16 Impairment of Non-financial Assets

Goodwill, which has an indefinite useful life, is subject to annual impairment tests or more frequently tested for impairment if events or changes in circumstances indicate that it might be impaired. Goodwill is not amortised (see Note 2.15.1).

The other intangible assets of the Group, which have definite useful lives and are subject to amortisation, as well as property, plant and equipment and investments in subsidiaries, associated and joint venture companies, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

An impairment loss for an asset, other than goodwill, is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. Impairment loss on goodwill is not reversed in a subsequent period.

2.17 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Work-in-progress is stated at costs less progress payments received and receivable on uncompleted information technology services. Costs include third party hardware and software costs, direct labour and other direct expenses attributable to the project activity and associated profits recognised on projects-in-progress. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Work-in-progress is presented in the consolidated balance sheet as "Work-in-progress" (as a current asset) or "Excess of progress billings over work-in-progress" (as a current liability) as applicable.

Inventories include maintenance spares acquired for the purpose of replacing damaged or faulty plant or equipment. Until they are used, they are amortised over the useful life of the plant and equipment they support. When used, the unamortised balance is expensed.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

2.18 Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses or at cost, where applicable. The cost of self-constructed assets includes the cost of material, direct labour, capitalised borrowing costs and an appropriate proportion of production overheads.

Depreciation is calculated on a straight-line basis to write off the cost of the property, plant and equipment over their expected useful lives. The estimated useful lives are as follows -

	No. of years
Buildings	5 - 40
Transmission plant and equipment	5 - 25
Switching equipment	3 - 10
Other plant and equipment	3 - 20

Other plant and equipment consist mainly of motor vehicles, office equipment, furniture and fittings.

No depreciation is provided on freehold land, long-term leasehold land with remaining lease period of more than 100 years and capital work-in-progress. Leasehold land with remaining lease period of 100 years or less is depreciated in equal installments over its remaining useful lease period.

In respect of capital work-in-progress, assets are depreciated from the month the asset is completed and held ready for use.

Costs to acquire computer software which are an integral part of the related hardware are capitalised and recognised as assets and included in property, plant and equipment when it is probable that the costs will generate economic benefits beyond one year and the costs are associated with identifiable software products which can be reliably measured by the Group.

The cost of property, plant and equipment includes expenditure that is directly attributable to the acquisition of the items. Dismantlement, removal or restoration costs are included as part of the cost if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent expenditure is included in the carrying amount of an asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group.

The residual values and useful lives of property, plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date.

On disposal of property, plant and equipment, the difference between the disposal proceeds and its carrying value is taken to the income statement.

2.19 Leases

2.19.1 Finance leases

Finance leases are those leasing agreements which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased items. Assets financed under such leases are treated as if they had been purchased outright at the lower of fair value and present value of the minimum lease payments and the corresponding leasing commitments are shown as obligations to the lessors.

Lease payments are treated as consisting of capital repayments and interest elements. Interest is charged to the income statement over the period of the lease to produce a constant rate of charge on the balance of capital repayments outstanding.

2.19.2 Operating leases

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognised as expenses in the income statement on a straight-line basis over the period of the lease.

2.19.3 Sales of network capacity

Sales of network capacity are accounted as finance leases where -

(i) the purchaser's right of use is exclusive and irrevocable;
(ii) the asset is specific and separable;
(iii) the terms of the contract are for the major part of the asset's useful economic life;
(iv) the attributable costs or carrying value can be measured reliably; and
(v) no significant risks are retained by the Group.

Sales of network capacity that do not meet the above criteria are accounted for as an operating lease.

2.19.4 Gains or losses from sale and leaseback

Gains on sale and leaseback transactions resulting in finance leases are deferred and amortised over the lease term on a straight-line basis, while losses are recognised immediately.

Gains and losses on sale and leaseback transactions established at fair value which resulted in operating leases are recognised immediately.

2.19.5 Capacity Swaps

The Group may exchange network capacity with other capacity or service providers. The exchange is regarded as a transaction which generates revenue unless the transaction lacks commercial substance or the fair value of neither the capacity received nor the capacity given up is reliably measurable.

2.20 Revenue Recognition

Revenue for the Group is recognised based on the fair value for the sale of goods and services rendered, net of goods and services tax, rebates and discounts, and after eliminating sales within the Group. Revenue includes the gross income received and receivable from revenue sharing arrangements entered into with overseas telecommunication companies in respect of traffic exchanged.

For phone cards and prepaid cards which have been sold, provisions for unearned revenue are made for services which have not been rendered as at balance sheet date. Expenses directly attributable to the unearned revenue are deferred until the revenue is recognised.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

2.20 Revenue Recognition (cont'd)

Revenue from the provision of information technology services is recognised based on the percentage of completion of the projects using cost-to-cost basis. Revenue from information technology services where the services involve substantially the procurement of computer equipment and third party software for installation is recognised upon full completion of the project.

Revenue from the sale of equipment is recognised upon the transfer of significant risk and rewards of ownership of the goods to the customer which generally coincides with delivery and acceptance of the goods sold.

Dividend income is recorded gross in the income statement when the right to receive payment is established.

Interest income is recognised on a time proportion basis using the effective interest method.

Rental income from operating leases is recognised on a straight-line basis over the term of the lease.

2.21 Employees' Benefits

2.21.1 Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund. The Group has no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years.

The Group's contributions to the defined contribution plans are recognised in the income statement as expenses in the financial year to which they relate.

2.21.2 Employees' leave entitlements

Employees' entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for the annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

2.21.3 Share-based compensation

Performance shares

The performance share plans of the Group are accounted for either as equity-settled share-based payments or cash-settled share-based payments. Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. The performance share expense is amortised and recognised in the income statement on a straight-line basis over the vesting period.

At each balance sheet date, the Group revises its estimates of the number of performance shares that the participants are expected to receive based on non-market vesting conditions. The difference is charged or credited to the income statement, with a corresponding adjustment to equity or liability for equity-settled and cash-settled share-based payments respectively.

The dilutive effect of Share Plan 2004 is reflected as additional share dilution in the computation of diluted earnings per share.

2.21.3 Share-based compensation (cont'd)

Share options

As the share options were granted before 22 November 2002, FRS 102, *Share-based Payment,* is not applicable. No compensation expense is recognised for the outstanding share options under the share option schemes.

The proceeds received, net of any directly attributable transaction costs, from the exercise of share options are credited to 'Share Capital'.

The dilutive effect of outstanding share options is reflected as additional share dilution in the computation of diluted earnings per share.

2.22 Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in arranging borrowings, and finance lease charges. Borrowing costs are generally expensed as incurred, except to the extent that they are capitalised if they are directly attributable to the acquisition, construction, or production of a qualifying asset.

2.23 Customer Acquisition Costs

Customer acquisition costs, including related sales and promotion expenses and activation commissions, are expensed as incurred.

2.24 Pre-incorporation Expenses

Pre-incorporation expenses are expensed as incurred.

2.25 Government Grants

Grants in recognition of specific expenses are recognised in the income statement over the periods necessary to match them with the relevant expenses they are intended to compensate. Grants related to depreciable assets are deferred and recognised in the income statement over the period in which such assets are depreciated and used in the projects subsidised by the grants.

2.26 Exceptional Items

Exceptional items refer to items of income or expense within the income statement from ordinary activities that are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance for the financial year.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

2.27 Deferred Taxation

Deferred taxation is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is also not recognised for goodwill which is not deductible for tax purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates (and laws) enacted or substantively enacted in countries where the Company and subsidiaries operate by, at the balance sheet date.

Deferred tax liabilities are provided on all taxable temporary differences arising on investments in subsidiaries, associated and joint venture companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and carry forward of unutilised tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry forward of unused losses can be utilised.

At each balance sheet date, the Group re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient future taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Current and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or different period, directly to equity.

2.28 Dividends

Interim dividends are recorded in the financial year in which they are declared payable. Final dividends are recorded in the financial year in which the dividends are approved by the shareholders.

2.29 Segment Reporting

A geographical segment is engaged in providing products and services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments. A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

2.30 Non-current Assets (or Disposal Groups) Held for Sale and Discontinued Operations

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

FRS 1 (revised 2004), *Presentation Of Financial Statements*, requires disclosure of the judgements management has made in the process of applying the accounting policies that have the most impact on the amounts recognised in the financial statements. It also requires disclosure about the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. The estimates and assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates.

The following presents a summary of the critical accounting estimates and judgments -

3.1 Impairment of Property, Plant and Equipment, Intangible Assets, Investment in Subsidiaries, Associated and Joint Venture Companies

The Group assesses impairment on the above mentioned assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets requires assessment as to whether the carrying amount of assets exceeds the recoverable amount. Recoverable amount is defined as the higher of an asset's or cash generating unit's fair value less costs to sell and its value in use. In making this judgement, the Group evaluates the value in use which is supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate.

Forecasts of future cash flows are based on the Group's estimates using historical, sector and industry trends, general market and economic conditions, changes in technology and other available information.

The assumptions used by management to determine the value-in-use calculations of a joint venture company are stated in Note 20.1.1.

3.2 Impairment of Goodwill relating to Subsidiaries

Such goodwill is subject to annual impairment test or more frequently if events or changes in circumstances indicate that it might be impaired.

The assumptions used by management to determine the value-in-use calculations of subsidiaries are stated in Note 20.1.1.

3.3 Impairment of Trade Receivables

The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. Impairment loss is calculated based on a review of the current status of existing receivables and historical collections experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience.

3.4 Estimated Useful Lives of Property, Plant and Equipment

The Group reviews annually the estimated useful lives of property, plant and equipment based on factors such as business plans and strategies, expected level of usage and future technological developments. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in the factors mentioned above. A reduction in the estimated useful lives of property, plant and equipment would increase the recorded depreciation and decrease the non-current assets.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

3.5 Taxation

3.5.1 Deferred tax asset

The Group reviews the carrying amount of deferred tax asset at each balance sheet date. Deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. This involves judgement regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised.

3.5.2 Income taxes

The Group is subject to income taxes in numerous jurisdictions. Judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3.6 Share-based Payments

Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. In addition, the Group revises the estimated number of performance shares that participants are expected to receive based on non-market vesting conditions at each balance sheet date.

The assumptions of the valuation model used to determine fair values are set out in Note 5.3.

3.7 Contingent Liabilities

Determination of the treatment of contingent liabilities in the financial statements is based on management's view of the expected outcome of the applicable contingency.

The Group consults with legal counsel on matters related to litigation, and other experts both within and outside the Group with respect to matters in the ordinary course of business.

As at 31 March 2008, the Group was involved in various legal proceedings where it has been vigorously defending its claims.

4. OPERATING REVENUE

	Group	
	2008	2007
	S$ Mil	S$ Mil
Mobile communications	**5,976.3**	5,391.9
Data and internet	**3,057.0**	2,650.2
National telephone	**2,267.3**	2,275.0
Information technology and engineering	**1,230.7**	1,026.5
Sale of equipment	**1,086.4**	876.6
International telephone	**786.6**	813.4
Pay television	**180.6**	145.4
Others	**259.5**	197.9
Operating revenue	**14,844.4**	13,376.9
Operating revenue	**14,844.4**	13,376.9
Other income (see **Note 6**)	**78.3**	116.9
Interest and dividend income (see **Note 10**)	**51.5**	111.3
Total revenue	**14,974.2**	13,605.1

5. OPERATING EXPENSES

	Group	
	2008	2007
	S$ Mil	S$ Mil
Traffic expenses	**2,706.8**	2,720.3
Selling and administrative costs [(1)]	**3,410.5**	2,823.5
Staff costs	**1,943.7**	1,722.7
Equipment costs	**1,371.2**	1,097.9
Repair and maintenance	**299.0**	283.6
Others	**661.3**	564.1
	10,392.5	9,212.1

Note:

(1) Include mobile and broadband subscriber acquisition and retention costs, supplies and services as well as rental of properties and mobile base stations.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

5.1 Staff Costs

	Group	
	2008 S$ Mil	2007 S$ Mil
Staff costs included the following -		
Contributions to defined contribution plans	**184.7**	158.9
Performance share expense		
- equity-settled arrangements	**32.6**	33.0
- cash-settled arrangements	**7.7**	10.3
Termination benefits	**5.1**	15.5

5.2 Key Management Personnel Compensation

	Group	
	2008 S$ Mil	2007 S$ Mil
Key management personnel compensation (1)		
Directors' fees and remuneration (2)	**5.3**	5.7
Other key management personnel remuneration (3) (4)	**10.8**	10.2
	16.1	15.9

Notes:

(1) Comprised base salary, annual wage supplement, bonus, contributions to defined contribution plans and other cash benefits and does not include performance share expense.

From this financial year, bonus has been included on an accrual basis instead of cash basis. The comparatives have been restated on the same basis.

(2) Chua Sock Koong, the Group Chief Executive Officer, was the only Executive Director of the Company in the current financial year ended 31 March 2008.

For the previous financial year ended 31 March 2007, the directors' remuneration comprised the remuneration of former Group Chief Executive Officer, Lee Hsien Yang, as well as the remuneration of Chua Sock Koong from the date of her appointment as a Director from 12 October 2006.

The Directors were awarded up to 1,031,517 (2007: 2,723,114) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for the Directors computed in accordance with FRS 102, *Share-based Payment*, was S$2.1 million (2007: S$3.9 million).

(3) For the previous financial year ended 31 March 2007, compensation included Chua Sock Koong's remuneration from 1 April 2006 to 11 October 2006.

(4) The other key management personnel were awarded up to 2,764,892 (2007: 3,367,652) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for other key management computed in accordance with FRS 102, Share-based Payment, was S$6.3 million (2007: S$5.2 million).

The other key management personnel of the Group comprise members of SingTel's Management Committee.

5.3 Share-based Payments

5.3.1 Share options

In 2003, the Singapore Telecom Share Option Scheme 1999 was suspended with the implementation of Share Plan 2003. The existing share options granted continue to vest according to the terms and conditions of the scheme and the respective grants.

The share options have a validity period of ten years from the date of grant, and are granted either without performance hurdles ("**Market Price Share Options**") or with performance hurdles ("**Performance Share Options**").

Market Price Share Options are granted based on the performance of the Group and individuals. These share options vest over three years from the date of the grant and are exercisable after the first anniversary of the date of the grant and will expire on the tenth anniversary of the date of grant.

Performance Share Options are conditional grants where vesting is conditional on performance targets set based on medium-term corporate objectives. At the end of the three-year performance period, the final number of Performance Share Options awarded will depend on the level of achievement of those targets.

Group and Company	Number of share options 2008 '000	Number of share options 2007 '000	Weighted average exercise price per share 2008 S$	Weighted average exercise price per share 2007 S$
Outstanding as at 1 Apr	**40,673**	74,652	**1.97**	1.93
Cancelled	**(192)**	(2,715)	**1.81**	2.18
Exercised	**(15,176)**	(31,264)	**2.08**	1.89
Outstanding and exercisable as at 31 Mar	**25,305**	40,673	**1.80**	1.97

	2008 '000	2007 '000
The outstanding share options have the following exercise prices -		
A$3.63 for 1.66 SingTel shares [1]	-	2,536
S$2.50 to S$2.85 (2007: S$2.50 to S$2.97)	**2,831**	4,896
S$2.00 to S$2.49	**6,256**	9,723
S$1.50 to S$1.99	**7,088**	23,458
S$1.40 to S$1.49 (2007: S$1.30 to S$1.49)	**9,130**	60
	25,305	40,673
Weighted average remaining validity life	**3.2 years**	3.9 years

Note:

(1) The figure in the previous financial year represents the number of unissued SingTel shares based on a ratio of 1.66 SingTel shares per share option.

No compensation expense is recognised when the share options are issued (see Note 2.21.3).

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

5.3.2 Performance share plans

Two categories of awards – General Awards for all staff and Senior Management Awards for senior management staff - are made on an annual basis at the discretion of the Group. The grants are conditional on the achievement of targets set for a three-year performance period. The performance shares will only be released to the recipients at the end of the qualifying performance period. The final number of performance shares will depend on the level of achievement of the targets over the three-year period.

The General Awards shall be settled by delivery of SingTel shares, while the Senior Management Awards are to be settled by SingTel shares or cash, at the option of the recipient.

Additionally, early vesting of the performance shares can also occur under special circumstances approved by the Compensation Committee such as retirement, redundancy, illness and death whilst in employment.

The performance share plans provide for the award of performance shares to selected employees of SingTel and its subsidiaries. Though the performance shares are awarded by SingTel, the respective subsidiaries that wish to provide incentives to their own employees to retain and encourage their continued service, bear all costs and expenses in any way arising out of, or connected with, the grant and vesting of the awards to their employees.

The fair value of the performance shares are estimated using a Monte-Carlo simulation methodology at the measurement dates, which are grant dates for equity-settled awards, and balance sheet dates for cash-settled awards.

For the purpose of accruing the performance share expense for the Senior Management Awards until the achievement of the targets can be accurately ascertained, vesting is estimated at 100% of the grants.

General Awards - equity-settled arrangements

The movements of the number of performance shares for the General Awards during the financial year were as follows -

Group and Company 2008	Outstanding as at 1 Apr 07 '000	Granted '000	Vested '000	Cancelled '000	Outstanding and unvested as at 31 Mar 08 '000
Date of grant					
Share Plan 2004					
FY2005 [1]					
26 May 04	**24,178**	-	**(17,925)**	**(6,253)**	-
Sep to Nov 04	**516**	-	**(387)**	**(129)**	-
FY2006					
26 May 05	**25,032**	-	**(457)**	**(2,151)**	**22,424**
Aug 05 to Feb 06	**1,362**	-	**(85)**	**(69)**	**1,208**
FY2007					
25 May 06	**33,233**	-	**(418)**	**(3,879)**	**28,936**
Aug 06 to Mar 07	**468**	-	-	-	**468**

5.3.2 Performance share plans (cont'd)

Group and Company 2008	Outstanding as at 1 Apr 07 '000	Granted '000	Vested '000	Cancelled '000	Outstanding and unvested as at 31 Mar 08 '000
FY2008					
29 May 07	-	**17,396**	**(18)**	**(1,123)**	**16,255**
Sep 07 to Feb 08	-	**260**	-	**(45)**	**215**
	84,789	**17,656**	**(19,290)**	**(13,649)**	**69,506**

Note:

(1) "FY 2005" denotes financial year ended 31 March 2005.

Group and Company 2007	Outstanding as at 1 Apr 06 '000	Granted '000	Vested '000	Cancelled '000	Outstanding and unvested as at 31 Mar 07 '000
Date of grant					
Share Plan 2003					
FY2004					
25 Jun 03	26,503	-	(18,197)	(8,306)	-
25 Feb 04	37	-	(26)	(11)	-
Share Plan 2004					
FY2005					
26 May 04	26,455	-	(303)	(1,974)	24,178
Sep to Nov 04	516	-	-	-	516
FY2006					
26 May 05	27,451	-	(48)	(2,371)	25,032
Aug 05 to Feb 06	1,362	-	-	-	1,362
FY2007					
25 May 06	-	35,046	(3)	(1,810)	33,233
Aug 06 to Mar 07	-	468	-	-	468
	82,324	35,514	(18,577)	(14,472)	84,789

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

5.3.2 Performance share plans (cont'd)

The fair values of the significant General Awards at grant date and the assumptions of the fair value model for the grants were as follows -

	Date of grant Share Plan 2004		
2008 and 2007 General Awards	FY2006 26 May 05	FY2007 25 May 06	FY2008 29 May 07
Fair value at grant date	S$1.41	S$1.09	S$1.95
Assumptions under Monte-Carlo Model			
Expected volatility			
SingTel	24.7%	21.6%	22.8%
MSCI Asia Pacific Telco Index	19.8%	15.5%	13.7%
MSCI Asia Pacific Telco Component Stocks			
Historical volatility period			
From	Jul 01	Jul 01	Jul 01
To	May 05	May 06	May 07
Risk free interest rates			
Yield of Singapore Government Securities on	26 May 05	25 May 06	29 May 07
Expected dividend			
SingTel	Management forecast in line with dividend policy.		
MSCI Asia Pacific Telco Index	Weighted dividend yield based on expected payout from analyst consensus.		
MSCI Asia Pacific Telco Component Stocks	Expected payout from analyst consensus.		

5.3.2 Performance share plans (cont'd)

Senior Management Awards - cash-settled arrangements

The movements of the number of performance shares under the Senior Management Awards, the fair value of the grants at balance sheet date and the assumptions of the fair value model for the relevant grants were as follows -

2008	Date of grant Share Plan 2004 FY2005 26 May 04	FY2006 26 May 05	FY2007 25 May 06	FY2008 29 May 07	Group And Company
Senior Management Awards					
Number of performance shares ('000)					
Outstanding as at 1 Apr 07	**1,677**	**2,219**	**3,081**	**-**	**6,977**
Granted	**-**	**-**	**-**	**2,154**	**2,154**
Vested	**(1,668)**	**(497)**	**(338)**	**(22)**	**(2,525)**
Cancelled	**(9)**	**(248)**	**(621)**	**(74)**	**(952)**
Outstanding and unvested as at 31 Mar 08	**-**	**1,474**	**2,122**	**2,058**	**5,654**
Fair value at balance sheet date		**S$3.91**	**S$3.64**	**S$3.03**	
Assumptions under Monte-Carlo Model					
Expected volatility					
SingTel			**25.9%**	**25.9%**	
MSCI Asia Pacific Telco Index			**17.3%**	**17.3%**	
MSCI Asia Pacific Telco Component Stocks			**800 days historical volatility preceding Mar 08**		
Risk free interest rates					
Yield of Singapore Government Securities on			**31 Mar 08**	**31 Mar 08**	

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

5.3.2 Performance share plans (cont'd)

	Date of grant				
	Share Plan 2003	Share Plan 2004			Group
	FY2004	FY2005	FY2006	FY2007	And
2007	25 Jun 03	26 May 04	26 May 05	25 May 06	Company
Senior Management Awards					
Number of performance shares ('000)					
Outstanding as at 1 Apr 06	2,320	1,677	2,245	-	6,242
Granted	-	-	-	3,081	3,081
Vested	(2,320)	-	-	-	(2,320)
Cancelled	-	-	(26)	-	(26)
Outstanding and unvested as at 31 Mar 07	-	1,677	2,219	3,081	6,977
Fair value at balance sheet date		S$3.28	S$2.37	S$2.42	
Assumptions under Monte-Carlo Model					
Expected volatility					
SingTel			22.4%	22.4%	
MSCI Asia Pacific Telco Index			13.9%	13.9%	
MSCI Asia Pacific Telco Component Stocks			800 days historical volatility preceding Mar 07		
Risk free interest rates					
Yield of Singapore Government Securities on			30 Mar 07	30 Mar 07	

5.3.3 Performance-based Deferred Bonus Scheme ("PBDBS")

With effect from 2004, discretionary PBDBS units are granted to selected overseas local hires. While these units have the same vesting criteria as the Share Plan 2004, the payout is in the form of cash instead of shares. The recipients are encouraged to purchase and hold SingTel shares with the cash payout, in line with the objective of the performance share plans.

	Date of grant				
	FY2005	FY2006	FY2007	FY2008	
2008	26 May 04	26 May 05	25 May 06	29 May 07	Group
PBDBS (cash-settled)					
Number of performance shares ('000)					
Outstanding as at 1 Apr 07	**474**	**487**	**1,191**	**-**	**2,152**
Granted	**-**	**-**	**-**	**676**	**676**
Vested	**(323)**	**-**	**-**	**-**	**(323)**
Cancelled	**(151)**	**(28)**	**(78)**	**-**	**(257)**
Outstanding and unvested as at 31 Mar 08	**-**	**459**	**1,113**	**676**	**2,248**
Fair value at balance sheet date		**S$3.96**	**S$2.65**	**S$2.43**	
Assumptions under Monte-Carlo Model					
Expected volatility					
SingTel			**25.9%**	**25.9%**	
MSCI Asia Pacific Telco Index			**17.3%**	**17.3%**	
MSCI Asia Pacific Telco Component Stocks			**800 days historical volatility preceding Mar 08**		
Risk free interest rates					
Yield of Singapore Government Securities on			**31 Mar 08**	**31 Mar 08**	

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

5.3.3 Performance-based Deferred Bonus Scheme ("PBDBS") (cont'd)

	Date of grant			
	FY2005	FY2006	FY2007	
2007	26 May 04	26 May 05	25 May 06	Group
PBDBS (cash-settled)				
Number of performance shares ('000)				
Outstanding as at 1 Apr 06	511	521	-	1,032
Granted	-	-	1,267	1,267
Cancelled	(37)	(34)	(76)	(147)
Outstanding and unvested as at 31 Mar 07	474	487	1,191	2,152
Fair value at balance sheet date	S$3.28	S$1.40	S$1.68	
Assumptions under Monte-Carlo Model				
Expected volatility				
SingTel		22.4%	22.4%	
MSCI Asia Pacific Telco Index		13.9%	13.9%	
MSCI Asia Pacific Telco Component Stocks	800 days historical volatility preceding Mar 07			
Risk free interest rates				
Yield of Singapore Government Securities on		30 Mar 07	30 Mar 07	

5.4 Special Purpose Entity

The Trust's purpose is to purchase the Company's shares from the open market for delivery to the recipients upon vesting of the awards.

As at balance sheet date, the Trust held the following assets -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Cash at bank	**0.8**	0.5	**0.5**	0.3
Cost of SingTel shares, net of vesting	**50.1**	42.4	**31.5**	25.6
	50.9	42.9	**32.0**	25.9

5.4 Special Purpose Entity (cont'd)

The details of SingTel shares held by the Trust were as follows -

Group	Number of shares 2008 '000	Number of shares 2007 '000	Amount 2008 S$ Mil	Amount 2007 S$ Mil
Balance as at 1 Apr	**16,257**	15,337	**42.4**	38.1
Purchase of SingTel shares	**10,680**	12,011	**38.9**	32.1
Cancellation upon capital reduction exercise by SingTel	**-**	(585)	**-**	(1.5)
Vesting of shares	**(11,555)**	(10,506)	**(31.2)**	(26.3)
Balance as at 31 Mar	**15,382**	16,257	**50.1**	42.4

Upon consolidation of the Trust in the consolidated financial statements, the weighted average cost of vested SingTel shares is taken to 'Capital Reserve - Performance Shares' whereas the weighted average cost of unvested shares is taken to 'Treasury Shares Held By Trust' within equity. See Note 2.3.

5.5 Other Operating Expense Items

	Group 2008 S$ Mil	Group 2007 S$ Mil
Operating expenses included the following -		
Auditors' remuneration		
- DT Singapore	**0.6**	0.6
- DT Australia	**0.8**	0.8
- Other DT offices	**0.2**	0.2
Non-audit fees paid to		
- DT Singapore [1]	**0.5**	*
- DT Australia [1]	**0.6**	*
- Other statutory auditors	**1.2**	2.2
Impairment of trade receivables	**128.9**	60.9
Inventory written off	**2.5**	2.2
Provision/ (Writeback of provision) for liquidated damages and warranties	**1.7**	(7.2)
Research and development expenses written off	**0.2**	0.5
Operating lease payments for property and mobile base stations	**266.5**	260.3

* Denotes amount less than S$50,000

Note:

(1) The non-audit fees for the current financial year ended 31 March 2008 included S$0.2 million and S$0.4 million paid to DT Singapore and DT Australia respectively in respect of certification and review for regulatory purposes.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

5.5 Other Operating Expense Items (cont'd)

The Audit Committee had undertaken a review of the non-audit services provided by the auditors, Deloitte & Touche ("DT"), and in the opinion of the Audit Committee, these services would not affect the independence of the auditors.

6. OTHER INCOME

	Group	
	2008 S$ Mil	2007 S$ Mil
Debt recovered from an ex-venture partner	-	16.6
Bad trade receivables recovered	**9.8**	3.8
Rental income	**4.8**	5.0
Net exchange (loss)/ gain - trade related	**(22.3)**	9.3
Net loss on disposal of property, plant and equipment	**(13.0)**	(5.6)
Others	**99.0**	82.8
	78.3	116.9

7. DEPRECIATION AND AMORTISATION

	Group	
	2008 S$ Mil	2007 S$ Mil
Depreciation of property, plant and equipment	**1,835.7**	1,800.1
Amortisation of intangible assets	**54.9**	56.7
Amortisation of sale and leaseback income	**(2.2)**	(2.2)
Amortisation of deferred gain on sale of joint venture company	**(1.5)**	-
	1,886.9	1,854.6

8. EXCEPTIONAL ITEMS

	Group	
	2008	2007
	S$ Mil	S$ Mil
Exceptional gains		
Gain on sale of equity interest in joint venture companies	**71.2**	-
Recovery of loan previously written off	**1.2**	-
Gain on sale of property, plant and equipment	**-**	209.4
Gain on dilution of interest in associated and joint venture companies	**9.9**	5.8
Gain on sale of AFS investments	**-**	0.2
	82.3	215.4
Exceptional losses		
Loss from share swap of a joint venture company	**(99.3)**	-
Impairment of property, plant and equipment and intangible assets	**(4.8)**	(19.3)
Impairment of non-current investments	**(28.3)**	(10.9)
Impairment of goodwill of subsidiaries	**-**	(0.2)
	(132.4)	(30.4)
	(50.1)	185.0

9. SHARE OF RESULTS OF ASSOCIATED AND JOINT VENTURE COMPANIES

	Group	
	2008	2007
	S$ Mil	S$ Mil
Share of ordinary results of		
- joint venture companies	**2,575.7**	2,029.4
- associated companies	**15.5**	42.8
	2,591.2	2,072.2
Share of exceptional items [1] of joint venture companies	**121.2**	0.6
Share of ordinary tax of		
- joint venture companies	**(606.3)**	(531.5)
- associated companies	**(8.6)**	(10.0)
	(614.9)	(541.5)
Share of exceptional tax of joint venture companies	**(31.0)**	-
Share of tax on exceptional items of joint venture companies	**-**	6.4
	2,066.5	1,537.7

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

9. SHARE OF RESULTS OF ASSOCIATED AND JOINT VENTURE COMPANIES (cont'd)

	Group	
	2008 S$ Mil	2007 S$ Mil
Note:		
(1) Share of exceptional items comprised -		
Gain on dilution of equity interest in a subsidiary	**153.4**	-
Accrual for compensation payment to regulator	**(14.3)**	-
Accrual of withholding tax relating to prior years	**(6.8)**	-
Impairment of property, plant and equipment	**(4.2)**	-
Bond redemption costs	-	(18.8)
Write-back of equity losses previously recognised	-	15.9
Others	**(6.9)**	3.5
	121.2	0.6

In January 2008, PT Telekomunikasi Selular ("**Telkomsel**"), a 35.0%-owned joint venture of the Group, filed an objection for underpayment of withholding and value added tax, including a penalty, totalling 408 billion Indonesian Rupiah (Group's proportionate share: S$21 million). Telkomsel has yet to receive the Indonesian Tax Authorities' decision on the objection and believes that such amount will be refundable. The Indonesian tax authorities might raise similar issues for transactions occurring in subsequent fiscal years.

10. INTEREST AND INVESTMENT INCOME (NET)

	Group	
	2008 S$ Mil	2007 S$ Mil
Interest income from		
- bank deposits	**43.2**	81.5
- FVTPL investments	**5.6**	22.5
- associated and joint venture companies	-	1.9
- others	**1.1**	1.3
	49.9	107.2
Gross dividends from AFS investments	**1.6**	4.1
Other revenue	**51.5**	111.3
Currency translation differences released upon capital reduction of subsidiaries	**195.1**	-
Net exchange losses	**(30.8)**	(25.9)
Net (losses)/ gains on FVTPL investments	**(0.4)**	1.2
Fair value gains on FVTPL investments	**0.8**	0.7
Fair value gains/ (losses) on fair value hedges		
- hedged items	**83.1**	261.7
- hedging instruments	**(83.1)**	(261.7)
	-	-
	216.2	87.3

11. FINANCE COSTS

	Group	
	2008	2007
	S$ Mil	S$ Mil
Interest expense		
- bonds.	**402.4**	462.5
- bank loans	**59.3**	13.8
- others	**7.1**	12.0
	468.8	488.3
Less: Amounts capitalised in the balance sheet	**(13.1)**	(16.9)
	455.7	471.4
Effects of hedging using interest-rate swaps	**(60.5)**	(61.7)
Unwinding of discount (including adjustments)	**(2.3)**	11.7
	392.9	421.4

As at 31 March 2008, the interest rate applicable to the capitalised borrowings was 7.5 per cent (2007: 7.5 per cent).

12. TAXATION

12.1 Tax Expense

	Group	
	2008	2007
	S$ Mil	S$ Mil
Current income tax		
- Singapore	**260.6**	243.9
- Overseas	**433.1**	362.8
	693.7	606.7
Deferred income tax	**(8.4)**	(56.0)
Tax expense attributable to current year's profit	**685.3**	550.7
Recognition of deferred tax asset on other temporary differences [1]	**(162.3)**	(143.0)
Adjustments in respect of prior year -		
Current income tax		
- (over)/ under provision	**(33.1)**	8.0
Deferred income tax		
- change in corporate tax rate	**-**	(37.5)
- under/ (over) provision	**32.4**	(4.8)
	32.4	(42.3)
	522.3	373.4

Note:

(1) This relates to a deferred tax asset recognised on interest expenses arising from inter-company loans.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

12.1 Tax Expense (cont'd)

The tax expense on the profits was different from the amount that would arise using the Singapore standard rate of income tax due to the following -

	Group	
	2008 S$ Mil	2007 S$ Mil
Profit before tax	**4,483.0**	4,152.7
Less: Share of results of associated and joint venture companies	**(2,066.5)**	(1,537.7)
	2,416.5	2,615.0
Tax calculated at tax rate of 18 per cent (2007: 18 per cent)	**435.0**	470.7
Effects of -		
Different tax rates of other countries	**246.9**	192.8
Income not subject to tax	**(36.7)**	(135.8)
Expenses not deductible for tax purposes	**41.6**	35.9
Deferred tax asset not recognised	**1.7**	1.7
Deferred tax asset previously not recognised now recognised	**(1.5)**	-
Others	**(1.7)**	(13.6)
Tax expense attributable to current year's profits	**685.3**	550.7

12.2 Deferred Taxes

The movements of the deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year were as follows -

Group - 2008 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Offshore interest and dividend not remitted S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 07	**285.5**	**45.2**	**18.2**	**348.9**
Credited to income statement	**(3.5)**	**(2.1)**	**(1.4)**	**(7.0)**
Transfer to current tax	**-**	**-**	**1.7**	**1.7**
Balance as at 31 Mar 08	**282.0**	**43.1**	**18.5**	**343.6**

12.2 Deferred Taxes (cont'd)

Group - 2008 Deferred tax assets	Provisions S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 07	**(554.8)**	**(372.7)**	**(9.0)**	**(144.7)**	**(1,081.2)**
(Credited)/ Charged to income statement	**(150.1)**	**4.0**	**-**	**14.8**	**(131.3)**
Taken to equity	**-**	**-**	**-**	**13.2**	**13.2**
Transfer from current tax	**247.8**	**-**	**(111.4)**	**(2.1)**	**134.3**
Translation differences	**(1.2)**	**(11.7)**	**(14.7)**	**(4.5)**	**(32.1)**
Balance as at 31 Mar 08	**(458.3)**	**(380.4)**	**(135.1)**	**(123.3)**	**(1,097.1)**

Group - 2007 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Offshore interest and dividend not remitted S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	345.7	47.7	18.4	411.8
Credited to income statement	(60.2)	(2.5)	-	(62.7)
Transfer to current tax	-	-	(0.2)	(0.2)
Balance as at 31 Mar 07	285.5	45.2	18.2	348.9

Group - 2007 Deferred tax assets	Provisions S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	(481.1)	(349.4)	(224.8)	(92.1)	(1,147.4)
Adjustment in respect of prior year	-	3.3	-	0.9	4.2
Credited to income statement	(134.8)	(6.7)	-	(37.1)	(178.6)
Taken to equity	-	-	-	7.3	7.3
Transfer from current tax	89.4	-	222.1	(16.3)	295.2
Translation differences	(28.3)	(19.9)	(6.3)	(7.4)	(61.9)
Balance as at 31 Mar 07	(554.8)	(372.7)	(9.0)	(144.7)	(1,081.2)

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

12.2 Deferred Taxes (cont'd)

Company - 2008 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Interest and investment income S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 Apr 07	**214.5**	**0.1**	**40.9**	**255.5**
Credited to income statement	**(16.9)**	**(0.1)**	**-**	**(17.0)**
Balance as at 31 Mar 08	**197.6**	**-**	**40.9**	**238.5**

Company - 2008 Deferred tax assets	Provisions S$ Mil	Deferred sale and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 07	**(17.8)**	**(1.4)**	**(5.0)**	**(24.2)**
Charged to income statement	**17.5**	**0.2**	**2.5**	**20.2**
Balance as at 31 Mar 08	**(0.3)**	**(1.2)**	**(2.5)**	**(4.0)**

Company - 2007 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Interest and investment income S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	265.9	0.1	45.4	311.4
Credited to income statement	(51.4)	-	(4.5)	(55.9)
Balance as at 31 Mar 07	214.5	0.1	40.9	255.5

Company - 2007 Deferred tax assets	Provisions S$ Mil	Deferred sale and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	(20.9)	(1.8)	(5.8)	(28.5)
Charged to income statement	3.1	0.4	0.8	4.3
Balance as at 31 Mar 07	(17.8)	(1.4)	(5.0)	(24.2)

Notes:

(1) TWDV – Tax written down value

(2) NBV – Net book value

12.2 Deferred Taxes (cont'd)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities, and when deferred income taxes relate to the same fiscal authority.

The amounts, determined after appropriate offsetting, are shown in the balance sheets as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Deferred tax assets	**(1,083.0)**	(1,047.7)	**-**	-
Deferred tax liabilities	**329.5**	315.4	**234.5**	231.3
	(753.5)	(732.3)	**234.5**	231.3

Deferred tax assets are recognised to the extent that realisation of the related tax benefits through future taxable profits is probable.

As at 31 March 2008, the subsidiaries of the Group had estimated unutilised income tax losses of approximately S$521 million (2007: S$107 million), including S$448 million (2007: S$30 million) from the Optus Group, unutilised capital tax losses of S$26 million (2007: S$23 million) and unabsorbed capital allowances of approximately S$1.2 million (2007: S$1.5 million).

These unutilised income tax losses and unabsorbed capital allowances are available for set-off against future taxable profits, subject to the agreement of the relevant tax authorities and compliance with certain provisions of the income tax regulations of the respective countries in which the subsidiaries operate. The unutilised capital tax losses are available for set-off against future capital gains of a similar nature subject to compliance with certain statutory tests in Australia.

As at the balance sheet date, the potential tax benefits arising from the following items were not recognised in the financial statements due to uncertainty on their recoverability -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Unutilised income tax losses and unabsorbed capital allowances	**74.4**	78.1	**-**	-
Unutilised capital tax losses	**25.6**	22.6	**-**	-

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

13. EARNINGS PER SHARE

	Group	
	2008	2007
	'000	'000
Weighted average number of ordinary shares in issue for calculation of basic earnings per share[1]	**15,901,652**	16,254,808
Adjustment for dilutive effect of share options	**15,412**	17,506
Adjustment for dilutive effect of Share Plan 2004	**68,039**	63,056
Weighted average number of ordinary shares for calculation of diluted earnings per share	**15,985,103**	16,335,370

Note:

(1) Adjusted to exclude the number of performance shares held by the Trust.

'Basic earnings per share' is calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For 'Diluted earnings per share', the weighted average number of ordinary shares in issue included the number of additional shares outstanding should the potential dilutive ordinary shares arising from the share options and performance shares granted by the Group have been issued. Adjustment is made to earnings for the dilutive effect arising from the associated and joint venture companies' dilutive shares.

14. RELATED PARTY TRANSACTIONS

Related parties consist of key management of the Group, subsidiaries of the ultimate holding company and associated and joint venture companies of the Group. In addition to the related party information disclosed elsewhere in the financial statements, the Group had the following significant transactions and balances with related parties –

	Group	
	2008 S$ Mil	2007 S$ Mil
Revenue		
Subsidiaries of ultimate holding company		
Telecommunications	**100.9**	90.1
Rental and maintenance	**29.6**	30.7
Information technology	**3.1**	4.6
Associated and joint venture companies		
Telecommunications	**22.4**	20.0
Expenses		
Subsidiaries of ultimate holding company		
Telecommunications	**72.9**	68.2
Utilities	**67.3**	52.7
Associated and joint venture companies		
Telecommunications	**121.7**	94.4
Transmission capacity	**40.9**	35.4
Postal	**11.6**	11.6
Rental	**1.6**	4.1
Due from related parties	**20.0**	15.8
Due to related parties	**9.5**	3.7

All the above transactions were at normal commercial terms and conditions and market rates.

Please refer to Note 5.2 for information on key management personnel compensation.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

15. CASH AND CASH EQUIVALENTS

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
Fixed deposits	**1,114.3**	1,142.8	**558.9**	148.5
Cash and bank balances	**257.7**	247.3	**55.5**	40.0
	1,372.0	1,390.1	**614.4**	188.5

The carrying amounts of the cash and cash equivalents approximate their fair values.

Cash and cash equivalents denominated in the non-functional currencies of the Group were as follows -

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
USD	**131.6**	201.3	**86.8**	115.4
AUD	**475.0**	27.0	**475.0**	26.8
EUR	**13.5**	11.5	**6.4**	7.0
HKD	**4.1**	4.8	**3.0**	1.2

The maturities of the fixed deposits were as follows -

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
Less than three months	**1,112.8**	1,141.3	**558.9**	148.5
Over three months	**1.5**	1.5	**-**	-
	1,114.3	1,142.8	**558.9**	148.5

The weighted average effective interest rates of the fixed deposits of the Group and Company at the end of the financial year were 4.6 per cent (2007: 3.3 per cent) and 6.0 per cent (2007: 5.3 per cent) respectively.

The exposure of cash and cash equivalents to interest rate risks is disclosed in Note 36.3.

16. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Trade receivables	**2,277.5**	2,196.9	**485.7**	496.7
Less: Allowance for impairment of trade receivables	**(283.0)**	(272.6)	**(95.7)**	(102.5)
	1,994.5	1,924.3	**390.0**	394.2
Other receivables	**131.0**	118.3	**11.9**	15.4
Loans to subsidiaries	**-**	-	**93.4**	104.0
Less: Allowance for impairment of loans due	**-**	-	**(24.2)**	(30.2)
	-	-	**69.2**	73.8
Amount due from subsidiaries				
- trade	**-**	-	**234.3**	222.4
- non-trade	**-**	-	**828.3**	754.7
Less: Allowance for impairment of amount due	**-**	-	**(45.7)**	(110.6)
	-	-	**1,016.9**	866.5
Amount due from associated and joint venture companies				
- trade	**16.6**	9.4	**1.9**	2.4
- non-trade	**89.3**	72.5	**4.0**	-
	105.9	81.9	**5.9**	2.4
Loans to associated and joint venture companies	**20.5**	29.6	**5.3**	7.4
Interest receivable	**106.5**	118.5	**82.5**	89.2
Prepayments	**168.1**	171.8	**10.1**	25.4
Staff loans	**1.1**	1.0	**0.1**	0.2
Others	**13.3**	13.9	**5.2**	2.6
	2,540.9	2,459.3	**1,597.1**	1,477.1

The loans to subsidiaries and the balances with subsidiaries, associated and joint venture companies were unsecured, interest-free and repayable on demand.

Trade receivables are non-interest bearing and are generally on 14-day to 30-day terms, except for balances due from carriers which are on 60-day terms, and certain balances in respect of information technology and engineering services which are on 90-day terms.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

16. TRADE AND OTHER RECEIVABLES (cont'd)

The maximum exposure to credit risk for trade receivables by type of customer is as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Individuals	**681.1**	751.8	**159.6**	167.2
Corporations and others	**1,313.4**	1,172.5	**230.4**	227.0
	1,994.5	1,924.3	**390.0**	394.2

The age analysis of trade receivables before allowance for impairment is as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Not past due or less than 60 days overdue	**1,898.1**	1,835.9	**332.0**	345.4
Past due				
- 61 to 120 days	**131.5**	124.3	**49.0**	38.0
- more than 120 days	**247.9**	236.7	**104.7**	113.3
	2,277.5	2,196.9	**485.7**	496.7

Based on historical collections experience, the Group believes that no allowance for impairment is necessary in respect of certain trade receivables which are not past due as well as certain trade receivables which are past due but not impaired.

The movement in the allowance for impairment of trade receivables is as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Balance as at 1 Apr	**272.6**	305.3	**102.5**	106.3
Allowance for impairment	**130.6**	81.7	**22.2**	20.6
Utilisation	**(120.8)**	(92.6)	**(29.0)**	(10.8)
Write-back	**(1.7)**	(20.8)	**-**	(13.6)
Translation differences	**2.3**	(1.0)	**-**	-
Balance as at 31 Mar	**283.0**	272.6	**95.7**	102.5

16. TRADE AND OTHER RECEIVABLES (cont'd)

The movement in the allowance for impairment of loans to subsidiaries is as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Balance as at 1 Apr	-	-	**30.2**	-
Allowance for impairment	-	-	**3.9**	30.2
Write-back	-	-	**(9.9)**	-
Balance as at 31 Mar	-	-	**24.2**	30.2

The movement in the allowance for impairment of amount due from subsidiaries is as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Balance as at 1 Apr	-	-	**110.6**	109.8
Allowance for impairment	-	-	-	0.8
Write-back	-	-	**(64.9)**	-
Balance as at 31 Mar	-	-	**45.7**	110.6

17. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS ("FVTPL INVESTMENTS")

	Group	
	2008	2007
	S$ Mil	S$ Mil
Quoted interest bearing securities		
SGD denominated		
- Credit Linked Notes	-	299.8
- Bonds and Notes	**10.5**	40.4
Quoted equity securities		
Hong Kong	-	0.7
Quoted other investments		
USD denominated Investment Funds	**0.5**	0.6
	11.0	341.5

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

17. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS ("FVTPL INVESTMENTS") (cont'd)

The effective interest rates at the balance sheet date were as follows -

	Group	
	2008	2007
	%	%
Quoted interest bearing securities		
Fixed rate maturing between 1 and 5 years	**5.1**	5.1
Variable rate ranging from 3.1% to 3.7% maturing in less than a year	-	3.4
Fixed rate maturing in less than 1 year	-	2.6

18. INVENTORIES

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Equipment held for resale	**101.6**	85.1	**0.1**	0.1
Maintenance and capital works' inventories	**20.2**	7.3	**18.8**	6.2
Work-in-progress	**1.8**	1.0	-	-
	123.6	93.4	**18.9**	6.3

19. PROPERTY, PLANT AND EQUIPMENT

Group - 2008	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 07	**19.2**	**236.2**	**644.1**	**12,556.6**	**2,895.5**	**3,835.8**	**891.2**	**21,078.6**
Additions (net of rebates)	-	-	**8.7**	**179.1**	**117.8**	**132.8**	**1,603.9**	**2,042.3**
Disposals/ Write-offs	-	-	**(0.4)**	**(54.1)**	**(25.9)**	**(72.0)**	-	**(152.4)**
Reclassifications/ Adjustments	-	-	**1.5**	**1,047.9**	**43.3**	**649.6**	**(1,742.3)**	-
Translation differences	**0.6**	**(1.3)**	**4.9**	**267.0**	**37.0**	**70.0**	**25.0**	**403.2**
Balance as at 31 Mar 08	**19.8**	**234.9**	**658.8**	**13,996.5**	**3,067.7**	**4,616.2**	**777.8**	**23,371.7**
Accumulated depreciation								
Balance as at 1 Apr 07	-	**39.1**	**222.8**	**6,178.2**	**1,953.4**	**2,917.5**	-	**11,311.0**
Depreciation charge for the year	-	**3.3**	**14.3**	**1,208.9**	**218.0**	**391.2**	-	**1,835.7**
Disposals/ Write-offs	-	-	**(0.2)**	**(30.5)**	**(25.3)**	**(67.4)**	-	**(123.4)**
Translation differences	-	**(0.5)**	**1.2**	**109.4**	**16.0**	**57.3**	-	**183.4**
Balance as at 31 Mar 08	-	**41.9**	**238.1**	**7,466.0**	**2,162.1**	**3,298.6**	-	**13,206.7**
Accumulated impairment								
Balance as at 1 Apr 07	-	**2.0**	**7.3**	**6.6**	**1.5**	**20.6**	-	**38.0**
Impairment charge for the year	-	-	-	-	**2.5**	**0.3**	-	**2.8**
Balance as at 31 Mar 08	-	**2.0**	**7.3**	**6.6**	**4.0**	**20.9**	-	**40.8**
Net Book Value as at 31 Mar 08	**19.8**	**191.0**	**413.4**	**6,523.9**	**901.6**	**1,296.7**	**777.8**	**10,124.2**

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

19. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Group - 2007	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 06	18.2	342.1	651.9	11,124.8	2,755.9	3,474.6	811.4	19,178.9
Additions (net of rebates)	-	-	25.2	323.2	69.9	103.8	1,209.5	1,731.6
Disposals/ Write-offs	-	(104.7)	(46.3)	(323.1)	(58.0)	(130.8)	-	(662.9)
Reclassifications/ Adjustments	-	-	5.7	987.7	65.2	258.7	(1,168.4)	148.9
Translation differences	1.0	(1.2)	7.6	444.0	62.5	129.5	38.7	682.1
Balance as at 31 Mar 07	19.2	236.2	644.1	12,556.6	2,895.5	3,835.8	891.2	21,078.6
Accumulated depreciation								
Balance as at 1 Apr 06	-	48.2	224.5	5,091.0	1,755.3	2,537.0	-	9,656.0
Depreciation charge for the year	-	4.5	13.9	1,139.4	225.5	416.8	-	1,800.1
Disposals/ Write-offs	-	(13.3)	(16.1)	(309.1)	(60.6)	(123.4)	-	(522.5)
Reclassifications/ Adjustments	-	-	(1.5)	73.6	5.7	(9.3)	-	68.5
Translation differences	-	(0.3)	2.0	183.3	27.5	96.4	-	308.9
Balance as at 31 Mar 07	-	39.1	222.8	6,178.2	1,953.4	2,917.5	-	11,311.0
Accumulated impairment								
Balance as at 1 Apr 06	-	8.0	35.4	4.3	2.3	8.2	-	58.2
Disposals	-	(6.0)	(28.3)	(0.3)	(1.2)	(3.6)	-	(39.4)
Impairment charge for the year	-	-	0.2	2.6	0.5	16.0	-	19.3
Translation differences	-	-	-	-	(0.1)	-	-	(0.1)
Balance as at 31 Mar 07	-	2.0	7.3	6.6	1.5	20.6	-	38.0
Net Book Value as at 31 Mar 07	19.2	195.1	414.0	6,371.8	940.6	897.7	891.2	9,729.6

19. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Company - 2008	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 07	0.4	220.5	421.7	2,671.5	1,053.2	896.7	123.1	5,387.1
Additions (net of rebates)	-	-	0.4	144.5	38.0	85.8	83.8	352.5
Disposals/ Write-offs	-	-	(0.2)	(9.0)	(16.0)	(45.0)	-	(70.2)
Balance as at 31 Mar 08	0.4	220.5	421.9	2,807.0	1,075.2	937.5	206.9	5,669.4
Accumulated depreciation								
Balance as at 1 Apr 07	-	34.0	162.7	1,632.1	890.5	682.7	-	3,402.0
Depreciation charge for the year	-	2.2	11.6	177.3	67.8	74.2	-	333.1
Disposals/ Write-offs	-	-	-	(7.9)	(15.9)	(44.3)	-	(68.1)
Balance as at 31 Mar 08	-	36.2	174.3	1,801.5	942.4	712.6	-	3,667.0
Accumulated impairment								
Balance as at 1 Apr 07	-	2.0	7.2	3.3	0.5	1.2	-	14.2
Impairment charge for the year	-	-	-	-	2.5	0.3	-	2.8
Balance as at 31 Mar 08	-	2.0	7.2	3.3	3.0	1.5	-	17.0
Net Book Value as at 31 Mar 08	0.4	182.3	240.4	1,002.2	129.8	223.4	206.9	1,985.4

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

19. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Company - 2007	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 06	0.4	325.2	463.2	2,930.5	1,057.5	919.1	69.9	5,765.8
Additions (net of rebates)	-	-	4.8	50.0	30.0	62.1	53.2	200.1
Disposals/ Write-offs	-	(104.7)	(46.3)	(309.0)	(34.3)	(84.5)	-	(578.8)
Balance as at 31 Mar 07	0.4	220.5	421.7	2,671.5	1,053.2	896.7	123.1	5,387.1
Accumulated depreciation								
Balance as at 1 Apr 06	-	44.5	167.6	1,758.2	848.9	690.4	-	3,509.6
Depreciation charge for the year	-	2.8	11.2	178.3	75.5	73.1	-	340.9
Disposals/ Write-offs	-	(13.3)	(16.1)	(304.4)	(33.9)	(80.8)	-	(448.5)
Balance as at 31 Mar 07	-	34.0	162.7	1,632.1	890.5	682.7	-	3,402.0
Accumulated impairment								
Balance as at 1 Apr 06	-	8.0	35.2	1.1	-	3.2	-	47.5
Impairment charge for the year	-	-	0.3	2.6	0.5	-	-	3.4
Disposals	-	(6.0)	(28.3)	(0.4)	-	(2.0)	-	(36.7)
Balance as at 31 Mar 07	-	2.0	7.2	3.3	0.5	1.2	-	14.2
Net Book Value as at 31 Mar 07	0.4	184.5	251.8	1,036.1	162.2	212.8	123.1	1,970.9

Property, plant and equipment included the following -

	Group 2008 S$ Mil	Group 2007 S$ Mil	Company 2008 S$ Mil	Company 2007 S$ Mil
Net book value of property, plant and equipment				
- Sold and leased back	**14.7**	47.4	**9.6**	23.4
- Held for generating operating lease income	**11.9**	14.5	**-**	-
Interest charges capitalised during the year	**13.1**	16.9	-	-
Staff costs capitalised during the year	**138.0**	121.6	**8.1**	9.5

In the current financial year, an impairment charge of S$2.8 million (2007: S$19.3 million) was made on certain property, plant and equipment to bring their carrying values to their recoverable values.

20. INTANGIBLE ASSETS

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Goodwill on consolidation	**9,569.1**	9,563.5	-	-
Telecommunications and spectrum licences	**476.2**	512.3	**3.0**	3.3
Customer relationships and others	**11.2**	15.6	-	-
	10,056.5	10,091.4	**3.0**	3.3

20.1 Goodwill on Consolidation

	Group	
	2008	2007
	S$ Mil	S$ Mil
Balance as at 1 Apr	**9,563.5**	9,553.2
Adjustment to goodwill recorded in prior years	-	0.9
Impairment of goodwill	-	(0.2)
Translation adjustments	**5.6**	9.6
Balance as at 31 Mar	**9,569.1**	9,563.5
Cost	**9,569.3**	9,563.7
Accumulated impairment	**(0.2)**	(0.2)
Net book value as at 31 Mar	**9,569.1**	9,563.5

20.1.1 Impairment testing of goodwill

The carrying values of the Group's goodwill on acquisition of subsidiaries and a joint venture company as at 31 March 2008 were assessed for impairment during the financial year.

Goodwill is allocated for impairment testing purposes to the individual entity which is also the CGU. The fixed, mobile, cable and broadband networks of Optus Group are integrated operationally and accordingly, Optus as a group is a CGU for the purpose of impairment tests for goodwill.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

20.1.1 Impairment testing of goodwill (cont'd)

Group	As at 31 Mar 08 S$ Mil	As at 31 Mar 07 S$ Mil	Terminal growth rate [2] 2008	Terminal growth rate [2] 2007	Pre-tax discount rate 2008	Pre-tax discount rate 2007
Subsidiaries						
Carrying value of goodwill in Optus Group	**9,569.1**	9,563.5	**4.0%**	4.0%	**12.4%**	11.7%
Joint venture company.						
Unquoted shares in PBTL [1]	**109.2**	119.3	**6.0%**	6.5%	**16.9%**	17.4%

Notes:

(1) PBTL denotes 'Pacific Bangladesh Telecom Limited'.

(2) Weighted average growth rate used to extrapolate cash flows beyond the terminal year.

The recoverable values of cash generating units including goodwill are determined based on value-in-use calculations.

The value-in-use calculations apply a discounted cash flow model using cash flow projections based on financial budgets and forecasts approved by management. Management have considered and determined the factors applied in these financial budgets. Cash flows beyond the terminal year are extrapolated using the estimated growth rates stated in the table above.

The terminal growth rates used do not exceed the long term average growth rates of the respective industry and country in which the entity operates and are consistent with forecasts included in industry reports. The discount rates applied to the cash flow projections are derived from the cost of capital plus a reasonable risk premium at the date of the assessment of the respective cash generating units.

If a pre-tax discount rate of 13.3 per cent (2007: 13.0 per cent) is applied to the cash flow projections of Optus Group, the recoverable amount of Optus' goodwill will be equal to the carrying value, assuming the other variables remain unchanged.

No impairment loss was required for the carrying amount of goodwill assessed as at 31 March 2008 and 2007 as their recoverable values were in excess of their carrying values.

20.2 Telecommunications and Spectrum Licences

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Balance as at 1 Apr	**512.3**	509.3	**3.3**	3.6
Additions	**3.0**	39.8	**-**	-
Impairment charge for the year	**(2.0)**	-	**-**	-
Amortisation for the year	**(50.0)**	(54.7)	**(0.3)**	(0.3)
Reclassification	**0.1**	(4.7)	**-**	-
Translation difference	**12.8**	22.6	**-**	-
Balance as at 31 Mar	**476.2**	512.3	**3.0**	3.3
Cost	**780.4**	758.2	**8.4**	8.4
Accumulated amortisation	**(301.9)**	(245.6)	**(5.4)**	(5.1)
Accumulated impairment	**(2.3)**	(0.3)	**-**	-
	476.2	512.3	**3.0**	3.3

20.3 Customer Relationships and Others

	Group	
	2008	2007
	S$ Mil	S$ Mil
Balance as at 1 Apr	**15.6**	53.1
Disposals	**(0.1)**	-
Amortisation for the year	**(4.9)**	(2.0)
Reclassification to 'Prepayments'	**-**	(37.5)
Translation difference	**0.6**	2.0
Balance as at 31 Mar	**11.2**	15.6
Cost	**22.0**	21.5
Accumulated amortisation	**(10.8)**	(5.9)
	11.2	15.6

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

21. SUBSIDIARIES

	Company	
	2008	2007
	S$ Mil	S$ Mil
Unquoted equity shares, at cost	**11,070.7**	15,390.3
Shareholders' advances	**3,515.6**	3,515.6
Deemed investment in a subsidiary	**11.6**	10.7
	14,597.9	18,916.6
Less: Allowance for impairment losses	**(615.6)**	(597.6)
	13,982.3	18,319.0

The advances given to subsidiaries were unsecured with settlement neither planned nor likely to occur in the foreseeable future. The effective interest rate at the balance sheet date was 1.3 per cent (2007: 0.9 per cent) per annum.

The deemed investment in a subsidiary resulted from financial guarantees provided by the Company for a S$650 million (2007: S$650 million) loan facility and a S$590 million (2007: Nil) short-term loan facility entered into by a wholly-owned subsidiary as at 31 March 2008.

The details of subsidiaries are set out in Note 44.

22. ASSOCIATED COMPANIES

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Quoted equity shares, at cost	**74.3**	74.3	**24.7**	24.7
Unquoted equity shares, at cost	**1,306.9**	141.6	**-**	-
Shareholder's loan (unsecured)	**1.7**	1.7	**-**	-
	1,382.9	217.6	**24.7**	24.7
Goodwill on consolidation adjusted against shareholders' equity	**(28.3)**	(28.3)	**-**	-
Share of post acquisition reserves (net of dividends and accumulated amortisation of goodwill)	**(74.1)**	(51.8)	**-**	-
Translation differences	**(161.9)**	(11.9)	**-**	-
	(264.3)	(92.0)	**-**	-
Less: Allowance for impairment losses	**(31.7)**	(31.7)	**-**	-
	1,086.9	93.9	**24.7**	24.7

As at 31 March 2008, the market values of the quoted equity shares in associated companies held by the Group and Company were S$574.7 million (2007: S$556.5 million) and S$568.1 million (2007: S$548.3 million) respectively.

22. ASSOCIATED COMPANIES (cont'd)

The Group is required to fulfill certain conditions of an associated company's existing loan agreements on a proportionate share basis. As at 31 March 2008, 60% and 30% of the Group's equity shares in an associated company were under pledge and a negative lien respectively.

The unsecured shareholder's loan to an associated company formed part of the Group's net investment in associated companies where settlement is neither planned nor likely to occur in the foreseeable future. Interest at 1 per cent above the Hong Kong prime rate was chargeable on the loan up to 12 April 2004 only. The loan is convertible into shares in the associated company.

The Group's investments in associated companies included the following amount of goodwill determined on a provisional basis in respect of an acquisition made during the current financial year ended 31 March 2008 -

	Group	
	2008 S$ Mil	2007 S$ Mil
Goodwill on acquisition of associated companies	**878.2**	-
Translation differences	**(115.4)**	-
Net book value as at 31 Mar	**762.8**	-

The details of associated companies are set out in Note 44.

As at 31 March 2008, the Group's proportionate interest in the capital commitments of the associated companies was S$0.8 million (2007: S$0.8 million).

The summarised financial information of associated companies were as follows -

	Group	
	2008 S$ Mil	2007 S$ Mil
Operating revenue	**933.5**	607.8
Net profit after tax	**46.6**	115.4
Total assets	**3,862.1**	2,140.2
Total liabilities	**(2,173.3)**	(1,124.9)

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

23. JOINT VENTURE COMPANIES

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Quoted equity shares, at cost	**2,248.0**	2,248.0	-	-
Unquoted equity shares, at cost	**3,070.2**	3,710.5	**34.1**	56.1
	5,318.2	5,958.5	**34.1**	56.1
Goodwill on consolidation adjusted against shareholders' equity	**(1,225.9)**	(1,225.9)	-	-
Share of post acquisition reserves (net of dividends and accumulated amortisation of goodwill)	**3,865.3**	2,785.8	-	-
Translation differences	**(500.7)**	(394.2)	-	-
	2,138.7	1,165.7	-	-
Less: Allowance for impairment losses	**(3.9)**	(46.7)	**(4.2)**	(7.0)
	7,453.0	7,077.5	**29.9**	49.1

As at 31 March 2008, the market value of the quoted equity shares in joint venture companies held by the Group was S$14.14 billion (2007: S$11.97 billion).

The Group's investments in joint venture companies included the following amounts of goodwill in respect of acquisitions made since 1 April 2001 -

	Group	
	2008	2007
	S$ Mil	S$ Mil
Net book value as at 1 Apr	**2,290.3**	2,251.6
Adjustment to goodwill recorded in prior year	-	58.6
Goodwill released on dilution of joint venture companies	**(0.7)**	(1.0)
Translation differences	**(12.6)**	(18.9)
Net book value as at 31 Mar	**2,277.0**	2,290.3

The details of joint venture companies are set out in Note 44.

23. JOINT VENTURE COMPANIES (cont'd)

The Group's share of certain items in the income statements and balance sheets of the joint venture companies were as follows -

	Group	
	2008 S$ Mil	2007 S$ Mil
Operating revenue	**6,105.5**	5,083.3
Operating expenses	**(2,847.7)**	(2,255.9)
Net profit before tax	**2,696.9**	2,030.0
Net profit after tax	**2,059.6**	1,504.9
Non-current assets	**8,301.1**	7,729.6
Current assets	**1,606.4**	1,579.6
Current liabilities	**(2,432.3)**	(2,454.8)
Non-current liabilities	**(2,327.6)**	(2,056.8)
Net assets	**5,147.6**	4,797.6

As at 31 March 2008, the Group's proportionate interest in the capital commitments of joint venture companies was S$1.37 billion (2007: S$1.35 billion).

Optus holds a 31.25 per cent (2007: 31.25 per cent) interest in an unincorporated joint venture to construct and maintain an optical fibre submarine cable between Western Australia and Indonesia.

In addition, Optus has an interest in an unincorporated joint venture to share 3G network sites and radio infrastructure across Australia whereby it holds an interest of 50.0 per cent (2007: 50.0 per cent) in the assets, has access to 50.0 per cent (2007: 50.0 per cent) of the capacity and shares the cost of building and operating the network.

The Group's property, plant and equipment included the Group's interest in the property, plant and equipment employed in the unincorporated joint ventures of S$358.3 million (2007: S$140.0 million).

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

24. AVAILABLE-FOR-SALE ("AFS") INVESTMENTS

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
Balance as at 1 Apr	**42.4**	51.7	**33.3**	43.3
Additions (including share swap)	**279.1**	1.2	**-**	-
Disposals	**(5.6)**	(11.5)	**-**	(10.0)
Writeback of provision/ (Provision for impairment)	**4.1**	(0.1)	**-**	-
Fair value gains transferred to income statement on sale	**-**	(0.5)	**-**	(0.5)
Net fair value gains taken to equity	**32.6**	1.6	**3.7**	0.5
Balance as at 31 Mar	**352.6**	42.4	**37.0**	33.3

AFS investments included the following -

Group	2008 S$ Mil	2007 S$ Mil
Quoted equity securities		
- Taiwan	**306.1**	-
- Thailand	**15.3**	12.9
- Singapore and United States	**11.4**	11.1
	332.8	24.0
Unquoted		
Equity securities - Singapore and United States	**14.7**	14.6
Others	**5.1**	3.8
	19.8	18.4
	352.6	42.4

24. AVAILABLE-FOR-SALE ("AFS") INVESTMENTS (cont'd)

Company	2008 S$ Mil	2007 S$ Mil
Quoted equity securities		
- Thailand	**15.3**	12.9
- Singapore and United States	**11.2**	11.1
	26.5	24.0
Unquoted equity securities		
- Singapore	**10.5**	9.3
	37.0	33.3

25. DERIVATIVE FINANCIAL INSTRUMENTS

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
Balance as at 1 Apr	**(834.8)**	(369.5)	**(549.4)**	(301.0)
Fair value losses				
- included in income statement	**(11.7)**	(208.1)	**(50.2)**	(245.1)
- included in 'Hedging Reserve'	**(250.6)**	(298.8)	**(150.0)**	(91.4)
- included in 'Currency Translation Reserve'	**(30.6)**	(42.5)	**-**	-
Settlement of swap for bonds repaid	**-**	88.1	**-**	88.1
Translation differences	**(8.7)**	(4.0)	**-**	-
Balance as at 31 Mar	**(1,136.4)**	(834.8)	**(749.6)**	(549.4)
Disclosed as -				
Non-current asset	**358.0**	191.6	**358.0**	191.6
Current asset	**2.5**	-	**1.2**	-
Non-current liability	**(1,334.4)**	(1,008.6)	**(953.1)**	(736.0)
Current liability	**(162.5)**	(17.8)	**(155.7)**	(5.0)
	(1,136.4)	(834.8)	**(749.6)**	(549.4)

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

25.1 Fair Values

The fair values of the currency and interest rate swap contracts were adjusted for accrued interest of S$17.3 million (2007: S$16.9 million). The accrued interest is separately disclosed in Note 16 and Note 27.

The fair value adjustments of the derivative financial instruments were as follows -

	Group		Company	
	Fair value adjustments		Fair value adjustments	
	Assets	Liabilities	Assets	Liabilities
2008	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Fair value hedges				
Interest rate swaps	**178.4**	**(9.6)**	**178.4**	**-**
Cross currency swaps	**-**	**311.1**	**-**	**(79.8)**
Forward foreign exchange	**2.5**	**1.1**	**1.2**	**-**
Cash flow hedges				
Cross currency swaps	**212.7**	**1,162.6**	**282.1**	**1,162.6**
Interest rate swaps	**(33.1)**	**26.0**	**(26.9)**	**26.0**
Forward foreign exchange	**-**	**3.8**	**-**	**-**
Derivatives that do not qualify for hedge accounting				
Cross currency swaps	**-**	**-**	**(69.4)**	**-**
Interest rate swaps	**-**	**-**	**(6.2)**	**-**
Forward foreign exchange	**-**	**1.9**	**-**	**-**
	360.5	**1,496.9**	**359.2**	**1,108.8**
Disclosed as -				
Current	**2.5**	**162.5**	**1.2**	**155.7**
Non-current	**358.0**	**1,334.4**	**358.0**	**953.1**
	360.5	**1,496.9**	**359.2**	**1,108.8**

25.1 Fair Values (cont'd)

2007	Group Fair value adjustments Assets S$ Mil	Group Fair value adjustments Liabilities S$ Mil	Company Fair value adjustments Assets S$ Mil	Company Fair value adjustments Liabilities S$ Mil
Fair value hedges				
Interest rate swaps	63.6	-	63.6	-
Cross currency swaps	-	1.9	-	1.9
Cash flow hedges				
Cross currency swaps	164.2	1,000.2	199.8	726.6
Interest rate swaps	(36.2)	6.5	(26.8)	7.5
Forward foreign exchange	-	14.1	-	5.0
Derivatives that do not qualify for hedge accounting				
Cross currency swaps	-	-	(35.6)	-
Interest rate swaps	-	-	(9.4)	-
Forward foreign exchange	-	2.9	-	-
Foreign currency options	-	0.8	-	-
	191.6	1,026.4	191.6	741.0
Disclosed as -				
Current	-	17.8	-	5.0
Non-current	191.6	1,008.6	191.6	736.0
	191.6	1,026.4	191.6	741.0

The cash flow hedges are designated for foreign currency commitments and repayments of principal and interest of the foreign currency denominated bonds.

The forecasted transactions for the foreign currency commitments are expected to occur in the financial year ending 31 March 2009, while the forecasted transactions for the repayment of principal and interest of the foreign currency denominated bonds will occur as disclosed in Note 29.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

25.1 Fair Values (cont'd)

As at 31 March 2008, the details of the outstanding derivative financial instruments were as follows -

	Group		Company	
	2008	2007	2008	2007
Interest rate swaps				
Notional principal (S$ million equivalent)	**5,208.2**	4,491.5	**4,605.1**	3,906.6
Fixed interest rates	**2.7% to 6.6%**	2.7% to 6.6%	**2.7% to 3.9%**	2.7% to 3.9%
Floating interest rates	**5.9% to 9.1%**	5.1% to 6.7%	**5.9% to 6.2%**	5.1% to 6.7%
Currency swaps				
Notional principal (S$ million equivalent)	**5,559.4**	5,782.6	**4,078.2**	4,346.2
Fixed interest rates	**3.9% to 8.1%**	3.9% to 7.9%	**3.9% to 5.2%**	3.9% to 5.2%
Floating interest rates	**3.0% to 9.5%**	4.8% to 7.9%	**3.0% to 4.7%**	4.8% to 5.5%
Forward foreign exchange				
Notional principal (S$ million equivalent)	**743.3**	659.0	**220.6**	169.7
Foreign currency options				
Notional principal (S$ million equivalent)	**-**	10.0	**-**	-

The interest rate swaps entered into by the Group are re-priced at intervals ranging from three-monthly to six-monthly periods. The interest rate swaps entered by the Company are re-priced every six months.

26. OTHER NON-CURRENT RECEIVABLES

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Prepayments	**120.7**	82.4	**88.8**	16.6
Staff loans	**0.3**	0.4	**0.2**	0.3
Other receivables	**29.1**	17.3	**-**	-
	150.1	100.1	**89.0**	16.9

Staff loans, made under an approved staff loan scheme, are repayable with interest in equal installments over periods of up to eight years with an average interest rate of 5.5 per cent (2007: 5.5 per cent) per annum.

27. TRADE AND OTHER PAYABLES

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
Trade payables	**2,013.1**	1,777.8	**509.2**	423.5
Advance billings	**500.5**	449.7	**75.9**	61.2
Accruals	**498.1**	455.7	**90.9**	73.5
Interest payables	**186.5**	202.1	**147.4**	158.1
Due to subsidiaries				
- trade	**-**	-	**202.6**	28.7
- non-trade	**-**	-	**1,745.2**	4,005.7
	-	-	**1,947.8**	4,034.4
Due to associated and joint venture companies				
- trade	**58.9**	52.0	**40.7**	49.4
- non-trade	**-**	28.3	**-**	28.2
	58.9	80.3	**40.7**	77.6
Deferred gain on sale of a joint venture company (see **Note 31**)	**3.1**	-	**-**	-
Financial guarantee contracts (see **Note 31**)	**-**	-	**3.6**	3.6
Deferred income	**1.7**	2.2	**1.7**	2.2
Customers' deposits	**20.1**	21.7	**11.7**	13.4
Other payables	**78.1**	77.1	**61.7**	56.0
	3,360.1	3,066.6	**2,890.6**	4,903.5

The amounts due to subsidiaries were repayable on demand and interest-free.

The trade payables are non-interest bearing and are generally settled on 30 to 60 days terms.

The interest payables on borrowings are generally settled on a half-year basis except for interest payables on certain bonds and syndicated loan facilities which are settled on quarterly and monthly basis respectively.

28. PROVISION

The provision relates to provision for liquidated damages and warranties. The movements were as follows -

	Group	
	2008 S$ Mil	2007 S$ Mil
Balance as at 1 Apr	**11.2**	18.5
Provision/ (Writeback of provision)	**1.7**	(7.2)
Amount written off against provision	**(0.2)**	(0.1)
Balance as at 31 Mar	**12.7**	11.2

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

29. BORROWINGS (UNSECURED)

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Current				
Bonds	**500.4**	11.1	**487.1**	-
Bank loans	**1,373.8**	185.1	-	-
Bank overdraft	**0.1**	0.1	-	-
	1,874.3	196.3	**487.1**	-
Non-current				
Bonds	**5,018.2**	5,621.2	**3,891.2**	4,397.0
Bank loans	**650.0**	650.0	-	-
	5,668.2	6,271.2	**3,891.2**	4,397.0
Total unsecured borrowings	**7,542.5**	6,467.5	**4,378.3**	4,397.0

29.1 Bonds

Principal amount	Maturity	Fixed interest rate %	Group 2008 S$ Mil	Group 2007 S$ Mil	Company 2008 S$ Mil	Company 2007 S$ Mil
US$350 million	2008	6.25	**487.1**	528.9	**487.1**	528.9
US$345 million [1]	2009	8.13	**498.2**	542.5	-	-
US$393.8 million [1]	2010	8.00	**595.6**	636.1	-	-
US$1,350 million [2]	2011	6.38	**2,014.4**	2,081.2	**2,014.4**	2,081.2
US$500 million [2]	2031	7.38	**762.4**	753.9	**762.4**	753.9
€500 million [2]	2011	6.00	**1,114.4**	1,033.0	**1,114.4**	1,033.0
A$62.6 million	2011	6.82	**46.5**	56.7	-	-
			5,518.6	5,632.3	**4,378.3**	4,397.0
Classified as -						
Current			**500.4**	11.1	**487.1**	-
Non-current			**5,018.2**	5,621.2	**3,891.2**	4,397.0
			5,518.6	5,632.3	**4,378.3**	4,397.0

Notes:

(1) The bonds, issued by Optus Group, are subject to a negative pledge that limits the amount of secured indebtedness of certain subsidiaries of Optus.

(2) The bonds are listed on Singapore Exchange and Luxembourg Stock Exchange.

29.2 Bank Loans

	Group	
	2008	2007
	S$ Mil	S$ Mil
Current	**1,373.8**	185.1
Non-current	**650.0**	650.0
	2,023.8	835.1

As at 31 March 2008, A$615.0 million (2007: A$150.0 million) had been drawn down under a Revolving Syndicated Loan Facility of A$700.0 million which matures in March 2009. S$650.0 million (2007: S$650.0 million) had been fully drawn down under a Syndicated Loan Facility which matures in September 2009 and S$590.0 million (2007: Nil) was drawn down under a Bank Facility which the Group repaid in April 2008.

29.3 Maturity

The maturity periods of the non-current unsecured borrowings at balance sheet dates were as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Between one and two years	**1,163.8**	1,721.4	**-**	528.9
Between two and five years	**3,742.0**	3,795.9	**3,128.8**	3,114.2
Over five years	**762.4**	753.9	**762.4**	753.9
	5,668.2	6,271.2	**3,891.2**	4,397.0

29.4 Interest Rates

The weighted average effective interest rates at balance sheet dates were as follows -

	Group		Company	
	2008	2007	2008	2007
	%	%	%	%
Bonds	**6.8**	6.8	**6.4**	6.5
Bank loans	**4.3**	3.7	**-**	-

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

29.5 Fair Values

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
Carrying value				
Bonds	**5,518.6**	5,632.3	**4,378.3**	4,397.0
Bank loans	**2,023.8**	835.1	**-**	-
Fair value				
Bonds	**5,494.5**	5,910.7	**4,354.2**	4,675.3
Bank loans	**2,029.1**	842.4	**-**	-

See Note 2.7 on the basis of estimating the fair values and Note 25 for information on the derivative financial instruments used for hedging the risks associated with the borrowings.

29.6 The tables below set out the expected contractual undiscounted cash flows of the borrowings, including the effects of hedging. These amounts do not reflect the carrying amounts on the balance sheet.

Group	Less than 1 year S$ Mil	Between 1 and 2 years S$ Mil	Between 2 and 5 years S$ Mil	Over 5 years S$ Mil	Total S$ Mil
As at 31 March 2008					
Net-settled interest rate swaps	**259.0**	**214.5**	**342.2**	**780.8**	**1,596.5**
Borrowings	**2,048.2**	**1,334.8**	**4,344.8**	**881.2**	**8,609.0**
	2,307.2	**1,549.3**	**4,687.0**	**1,662.0**	**10,205.5**
As at 31 March 2007					
Net-settled interest rate swaps	261.5	248.4	526.0	855.8	1,891.7
Borrowings	220.8	673.9	5,607.0	881.2	7,382.9
	482.3	922.3	6,133.0	1,737.0	9,274.6

29.6 (cont'd)

Company	Less than 1 year S$ Mil	Between 1 and 2 years S$ Mil	Between 2 and 5 years S$ Mil	Over 5 years S$ Mil	Total S$ Mil
As at 31 March 2008					
Net-settled interest rate swaps	**209.9**	**194.7**	**345.1**	**780.8**	**1,530.5**
Borrowings	**637.2**	**-**	**3,511.5**	**881.3**	**5,030.0**
	847.1	**194.7**	**3,856.6**	**1,662.1**	**6,560.5**
As at 31 March 2007					
Net-settled interest rate swaps	235.7	211.4	520.5	855.8	1,823.4
Borrowings	-	637.2	3,479.9	881.2	4,998.3
	235.7	848.6	4,000.4	1,737.0	6,821.7

30. BORROWINGS (SECURED)

	Group 2008 S$ Mil	Group 2007 S$ Mil
Current		
Finance lease liabilities	**0.3**	0.6
Non-current		
Finance lease liabilities	**-**	0.3

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

30.1 Finance Lease Liabilities

The minimum lease payments under the finance lease liabilities were payable as follows -

	Group	
	2008 S$ Mil	2007 S$ Mil
Not later than one year	**0.3**	0.6
Later than one but not later than five years	**-**	0.3
	0.3	0.9
Less: Future finance charges	*	*
	0.3	0.9
Classified as -		
Current	**0.3**	0.6
Non-current	**-**	0.3
	0.3	0.9

* Denotes amount less than S$50,000.

30.2 Interest Rates

The weighted average effective interest rates per annum at balance sheet dates were as follows -

	Group	
	2008 %	2007 %
Finance lease liabilities	**8.7**	8.7

30.3 Fair Values

	Group	
	2008 S$ Mil	2007 S$ Mil
Carrying value		
Finance lease liabilities	**0.3**	0.9
Fair value		
Finance lease liabilities	**0.3**	0.9

The fair value of the finance lease obligations was estimated by discounting the expected future cash flows using current interest rates for liabilities with similar risk profiles.

31. DEFERRED INCOME

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Compensation payments				
Balance as at 1 Apr	-	337.0	-	337.0
Amount recognised as income during the year	-	(337.0)	-	(337.0)
Balance as at 31 Mar	-	-	-	-
Gain on sale and leaseback arrangements				
Balance as at 1 Apr	**16.3**	18.5	**7.9**	9.0
Amount recognised as income during the year	**(2.2)**	(2.2)	**(1.1)**	(1.1)
Balance as at 31 Mar	**14.1**	16.3	**6.8**	7.9
Deferred gain on sale of a joint venture company				
Amount deferred during the year	**30.6**	-	-	-
Amount recognised as income during the year	**(1.5)**	-	-	-
Balance as at 31 Mar	**29.1**	-	-	-
Financial guarantee contracts				
Balance as at 1 Apr	-	-	**8.8**	-
Amount deferred during the year	-	-	**0.9**	10.7
Amount recognised as income during the year	-	-	**(4.4)**	(1.9)
Balance as at 31 Mar	-	-	**5.3**	8.8
	43.2	16.3	**12.1**	16.7
Classified as -				
Current (see **Note 27**)	**3.1**	-	**3.6**	3.6
Non-current	**40.1**	16.3	**8.5**	13.1
	43.2	16.3	**12.1**	16.7

The IDA paid S$1.50 billion in 1997 and S$859.0 million in 2000 to the Company as compensation for modifications to its original licence for the accelerated liberalisation of the telecommunications market.

These payments were accounted as 'Deferred Income' in the balance sheets, and were recognised as income on a straight-line basis over seven years from 1 April 2000 to 31 March 2007, reflecting the period by which the Company's original monopoly licence period is shortened.

Gain on sale and finance leaseback of certain telecommunications equipment is recognised as income over the lease period of 11 to 16 years.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

31. DEFERRED INCOME (cont'd)

Deferred gain on sale of a joint venture company is recognised as income on a straight-line basis over the remaining useful life of the joint venture company's cable system of approximately 10 years.

32. OTHER NON-CURRENT LIABILITIES

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
Deferred income	**20.5**	24.9	**-**	-
Performance share liability	**7.6**	10.0	**6.0**	5.8
Other payables	**160.5**	165.2	**8.8**	11.2
	188.6	200.1	**14.8**	17.0

33. SHARE CAPITAL

	2008		2007	
Group and Company	Number of shares Mil	Share capital S$ Mil	Number of shares Mil	Share capital S$ Mil
Balance as at 1 Apr	**15,905.6**	2,562.1	**16,703.3**	4,774.7
Issue of shares under share options	**15.2**	31.6	**31.3**	59.0
Cancellation of shares on capital reduction	**-**	-	**(829.0)**	(2,271.6)
Balance as at 31 Mar	**15,920.8**	2,593.7	**15,905.6**	2,562.1

All issued shares are fully paid.

During the year, the Company issued 15,175,899 (2007: 31,263,752) shares upon the exercise of 12,648,300 (2007: 29,077,200) share options under the 1999 Scheme at exercise prices between S$1.39 and S$2.97 (2007: S$1.33 and S$2.97) per share, and the exercise of 1,522,650 share options (giving rise to the issue of 2,527,599 SingTel shares) under the Optus Plan (at an exercise price of A$3.63 for 1.66 shares). On the exercise of options under the Optus Plan, SingTel shares are issued to the Optus option holder in the ratio of 1.66 SingTel shares per share option. As at 31 March 2008, there were no outstanding share options under the Optus Executive Option Plan as the options have expired on 24 May 2007.

The newly issued shares rank pari passu in all respects with the previously issued shares.

In the previous financial year, the Company cancelled 829,023,436 shares at the price of S$2.74 per share pursuant to a capital reduction exercise.

Capital Management

The Group is committed to an optimal capital structure while maintaining financial flexibility and investment grade credit ratings. In order to achieve an optimal capital structure, the Group may adjust the amount of dividend payment, return capital to shareholders, issue new shares, buy back issued shares, obtain new borrowings or reduce its borrowings.

33. SHARE CAPITAL (cont'd)

The Group monitors capital based on gross and net gearing ratios, and its dividend payout ratio target ranges from 45% to 60% of underlying net profit.

From time to time, the Group purchases its own shares on the market. The shares purchased are primarily for delivery to employees upon vesting of performance shares awarded under the Group's performance share plans. The Group can also cancel the shares which are re-purchased from the market.

There were no changes in the Group's approach to capital management during the financial year.

The Company and its subsidiaries are not subject to any externally imposed capital requirement.

34. DIVIDENDS

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
Final dividend of 6.5 cents (one-tier tax exempt) (2007: 10.0 cents net of tax of 20.0 per cent) per share and special dividend of 9.5 cents (one-tier tax exempt) (2007: nil) per share, paid	**2,544.7**	1,336.4	**2,546.5**	1,337.2
Interim dividend of 5.6 cents (one-tier tax exempt) (2007: 4.5 cents net of tax of 18.0 per cent) per share, paid	**890.7**	584.5	**891.5**	585.0
	3,435.4	1,920.9	**3,438.0**	1,922.2

During the year, a final one-tier exempt ordinary dividend of 6.5 cents per share and a special one-tier exempt ordinary dividend of 9.5 cents per share were paid in respect of the financial year ended 31 March 2007, and an interim one-tier exempt ordinary dividend of 5.6 cents per share was paid in respect of the financial year ended 31 March 2008.

The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

The Directors have proposed a final one-tier exempt ordinary dividend of 6.9 cents per share totalling S$1.10 billion for the Group and Company in respect of the financial year ended 31 March 2008 for approval at the forthcoming Annual General Meeting.

These financial statements do not reflect the final dividend payable of S$1.10 billion, which will be accounted for in the shareholders' equity as an appropriation of 'Retained Earnings' in the next financial year ending 31 March 2009.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

35. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of FVTPL investments, AFS investments and borrowings are set out in Note 17, Note 24, Note 29 and Note 30 respectively.

The carrying values of the other financial assets and liabilities approximate their fair values.

36. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

36.1 Financial Risk Factors

The Group's activities are exposed to a variety of financial risks: foreign exchange risk, interest rate risk, credit risk, liquidity risk and market risk. The Group's overall risk management seeks to minimise the potential adverse effects of these risks on the financial performance of the Group.

The Group uses financial instruments such as currency forwards, cross currency and interest rate swaps, and foreign currency borrowings to hedge certain financial risk exposures.

The Directors assume responsibility for the overall financial risk management of the Group. The Finance and Investment Committee ("**FIC**") assist the Directors in reviewing and establishing policies relating to financial risk management in accordance with the policies and directives of the Directors.

Financial risk management is carried out by a wholly-owned subsidiary of the Group, SingTel Group Treasury Pte. Ltd. ("**SGT**"), in accordance with the policies set by the FIC. SGT identifies, evaluates and hedges financial risk in close co-operation with the Group's operating units. No financial derivatives are held or sold for speculative purposes.

36.2 Foreign Exchange Risk

The foreign exchange risk of the Group arises from subsidiaries, associated and joint venture companies operating in foreign countries such as Australia, Bangladesh, India, Indonesia, Philippines, Pakistan and Thailand. Translational risks of overseas net investments are not hedged unless approved by the FIC. As approved by the FIC, EUR 500 million borrowing has been swapped into AUD 825.3 million borrowing to hedge against translation risk of the Group's investment in Australia. As at 31 March 2008, if the Australian Dollar appreciates or depreciates against the Singapore Dollar by 3 percentage points, the impact to equity from the translation of the AUD 825.3 million borrowing will be S$31.2 million (2007: S$30.3 million).

The Group also has borrowings denominated in foreign currencies that have been primarily hedged into the functional currency of the respective borrowing entities using cross currency swaps in order to reduce the foreign currency exposure on these borrowings. As the hedges are perfect, any change in the fair value of the cross currency swaps has minimal impact on profit and equity.

The Group Treasury Policy, as approved by the FIC, is to substantially hedge all known transactional currency exposures. The Group generates revenue, receives foreign dividends and incurs costs in currencies which are other than the functional currencies of the operating units, thus giving rise to foreign exchange risk. The currency exposures are primarily relating to United States Dollars, Indonesian Rupiah, Thai Baht, Philippine Peso and the Euros.

Foreign currency purchases and forward currency contracts are used to reduce the Group's transactional exposure to foreign currency exchange rate fluctuations. The exchange difference on trade balances is disclosed under Note 6 and the exchange difference on non-trade balances is disclosed under Note 10.

36.3 Interest Rate Risk

The Group has cash balances placed with reputable banks and financial institutions, as well as investments in mainly Credit Linked Notes and Corporate Bonds which generate interest income for the Group. The Group manages its interest rate risks on its interest income by placing the cash balances on varying maturities and interest rate terms.

The Group's borrowings include bank borrowings and bonds. The borrowings expose the Group to interest rate risk. The Group seeks to minimise its exposure to these risks by entering into interest rate swaps over the duration of its borrowings. Interest rate swaps entail the Group agreeing to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. As at 31 March 2008, after taking into account the effect of interest rate swaps, approximately 57% (2007: 58%) of the Group's borrowings are at fixed rates of interest.

As at 31 March 2008, assuming that the market interest rate is 50 basis points higher or lower than the market interest rate and with no change to the other variables, the annualised interest expense on borrowings would be higher or lower by S$15.6 million (2007: S$12.3 million). The change of 50 basis points used for both years approximated the range of interest rate movement during the financial years.

36.4 Credit Risk

Financial assets that potentially subject the Group to concentrations of credit risk consist primarily of trade receivables, cash and cash equivalents, marketable securities and financial instruments used in hedging activities.

The Group has no significant concentration of credit risk from trade receivables due to its diverse customer base. Credit risk is managed through the application of credit assessment and approvals, credit limits and monitoring procedures. Where appropriate, the Group obtains deposits or bank guarantees from customers or enters into credit insurance arrangements. See Note 16 for additional information.

The Group places its cash and cash equivalents and marketable securities with a number of major and high credit rating commercial banks and other financial institutions. Derivative counter-parties are limited to high credit rating commercial banks and other financial institutions. The Group has policies that limit the financial exposure to any one financial institution.

36.5 Liquidity Risk

To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping both committed and uncommitted credit lines available. See Note 29.6 for additional information.

36.6 Market Risk

The Group has investments in quoted equity shares. The market value of these investments will fluctuate with market conditions.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

37. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

Primary Reporting Format – Geographical Segment

The Group's businesses operate in two principal geographical areas, Singapore and Australia. No other individual country contributes more than 10 per cent of consolidated revenue and assets.

In presenting information on the basis of geographical segments, segment revenue is based on where the service is rendered and where the customer is located. Total assets and capital expenditure are shown by the geographical area in which the asset is located.

Secondary Reporting Format – Business Segment

The Group is organised into the following business segments:

Wireline – represent cable-based and satellite-based Fixed Telecommunications Network Services (FTNS) such as domestic and IDD services, leased lines, data communications, lease of satellite capacity, Inmarsat and Internet services.

Wireless – represent mobile telecommunications services such as cellular and paging services and sale of handsets and pagers.

Information technology and engineering – represent information technology consultancy, systems integration and engineering services.

Others – represent the balance of the Group's operations and comprise storage of cables and investment activities.

The accounting policies used to derive reportable segment results are consistent with those described in the "Significant Accounting Policies" note to the financial statements.

Segment results represent operating revenue less expenses.

The total assets disclosed for each segment represent assets directly managed by each segment, and primarily include receivables, property, plant and equipment, inventories, operating cash and bank balances. Corporate-held assets managed at the corporate level not allocated to the segments include fixed deposits and investments.

Segment liabilities comprise operating liabilities and exclude borrowings, provision for taxes, deferred tax liabilities and dividends.

Segment capital expenditures comprise additions to property, plant and equipment (net of rebates, where applicable) and intangible assets.

37.1 Primary Reporting Format – Geographical Segment

Group - 2008	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Eliminations S$ Mil	Total S$ Mil
Total revenue from external customers	4,609.0	10,028.7	206.7	-	14,844.4
Inter-segment revenue	78.3	-	90.8	(169.1)	-
Operating revenue	4,687.3	10,028.7	297.5	(169.1)	14,844.4
Segment results	1,342.1	1,148.4	15.7	58.8	2,565.0
Other income	119.4	29.8	(7.8)	(63.1)	78.3
Profit before exceptional items	1,461.5	1,178.2	7.9	(4.3)	2,643.3
Exceptional items					
- allocated	67.6	-	(117.7)	-	(50.1)
Profit on operating activities					2,593.2
Share of results of associated and joint venture companies	59.7	(3.3)	2,010.1	-	2,066.5
Profit before interest, investment income (net) and tax					4,659.7
Interest and investment income (net)					216.2
Finance costs					(392.9)
Profit before tax					4,483.0
Segment assets	3,621.0	19,181.7	191.5	12.9	23,007.1
Investment in associated and joint venture companies	214.1	-	8,325.8	-	8,539.9
Allocated assets	3,835.1	19,181.7	8,517.3	12.9	31,547.0
Unallocated assets					3,167.3
Consolidated total assets					34,714.3
Segment liabilities	1,751.6	999.5	92.5	1,145.8	3,989.4
Unallocated liabilities					9,722.6
Consolidated total liabilities					13,712.0
Capital expenditure	524.9	1,485.9	34.5	-	2,045.3
Depreciation	469.6	1,353.3	12.8	-	1,835.7
Amortisation	4.1	46.8	0.3	-	51.2
Impairment charge	(2.8)	-	-	-	(2.8)

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

37.1 Primary Reporting Format – Geographical Segment (cont'd)

Group - 2007	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Eliminations S$ Mil	Total S$ Mil
Total revenue from external customers	4,210.1	9,009.5	157.3	-	13,376.9
Inter-segment revenue	64.4	-	91.3	(155.7)	-
Operating revenue	4,274.5	9,009.5	248.6	(155.7)	13,376.9
Segment results	1,306.8	970.1	3.8	29.5	2,310.2
Other income	97.4	66.8	(1.3)	(46.0)	116.9
Compensation from IDA	337.0	-	-	-	337.0
Profit before exceptional items	1,741.2	1,036.9	2.5	(16.5)	2,764.1
Exceptional items					
- allocated	191.1	-	(6.0)	-	185.1
- unallocated					(0.1)
Profit on operating activities					2,949.1
Share of results of associated and joint venture companies	57.4	8.3	1,472.0	-	1,537.7
Profit before interest, investment income (net) and tax					4,486.8
Interest and investment income (net)					87.3
Finance costs					(421.4)
Profit before tax					4,152.7
Segment assets	3,435.6	18,871.9	169.8	-	22,477.3
Investment in associated and joint venture companies	210.0	-	6,961.4	-	7,171.4
Allocated assets	3,645.6	18,871.9	7,131.2	-	29,648.7
Unallocated assets					3,009.8
Consolidated total assets					32,658.5
Segment liabilities	1,117.3	2,055.7	189.4	-	3,362.4
Unallocated liabilities					8,446.1
Consolidated total liabilities					11,808.5
Capital expenditure	315.3	1,440.6	15.5	-	1,771.4
Depreciation	480.5	1,304.9	14.7	-	1,800.1
Amortisation	5.8	48.5	0.2	-	54.5
Impairment charge	(19.3)	-	-	-	(19.3)

37.2 Secondary Reporting Format – Business Segment

Group - 2008	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	**6,557.4**	**6,995.3**	**1,234.0**	**57.7**	**14,844.4**
Segment assets	**13,368.9**	**8,850.6**	**634.3**	**153.3**	**23,007.1**
Investment in associated and joint venture companies	**2,154.6**	**6,292.7**	**-**	**92.6**	**8,539.9**
Allocated assets	**15,523.5**	**15,143.3**	**634.3**	**245.9**	**31,547.0**
Unallocated assets					**3,167.3**
Consolidated total assets					**34,714.3**
Capital expenditure	**1,103.6**	**543.2**	**18.1**	**380.4**	**2,045.3**

Group - 2007	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	5,995.4	6,327.0	1,026.6	27.9	13,376.9
Segment assets	12,999.9	8,913.6	547.1	16.7	22,477.3
Investment in associated and joint venture companies	1,231.9	5,808.2	-	131.3	7,171.4
Allocated assets	14,231.8	14,721.8	547.1	148.0	29,648.7
Unallocated assets					3,009.8
Consolidated total assets					32,658.5
Capital expenditure	875.4	459.3	20.5	416.2	1,771.4

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

38. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases contracted for at the balance sheet date but not recognised as liabilities, were as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Not later than one year	**390.7**	298.7	**60.4**	54.0
Later than one but not later than five years	**1,240.3**	780.7	**119.9**	143.9
Later than five years	**1,978.0**	2,111.1	**355.5**	379.2
	3,609.0	3,190.5	**535.8**	577.1

Sale and operating leaseback contracts were entered into for certain property, plant and equipment for a period of 20 years commencing from 2 March 2005. The above commitments included the minimum amounts payable of S$24.0 million (2007: S$22.5 million) per annum under those contracts. The operating lease payments under these contracts are subject to review every year with a general increase not exceeding the higher of 2 per cent or Consumer Price Index percentage of the preceding year.

39. COMMITMENTS

39.1 The commitments for capital and operating expenditures, and investments which had not been recognised in the financial statements, excluding the commitments shown under Note 39.2 and Note 39.3, were as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Authorised and contracted for	**705.8**	651.9	**60.8**	57.9

39.2 The commitment for the purchase of broadcasting program rights was as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Not later than one year	**22.6**	10.4	-	-
Later than one but no later than five years	**109.7**	23.9	-	-
	132.3	34.3	-	-

The above commitments included only the minimum guaranteed amounts payable under the respective contracts and do not include amounts that may be payable based on revenue share arrangement which cannot be reliably determined as at balance sheet date. A third-party had agreed to reimburse the Group for A$3.0 million (S$3.8 million) (2007: A$5.5 million) of these commitments.

39.3 The Group's commitment to purchase capacity in the cable network of Southern Cross Cable Holdings Limited, a joint venture company, was as follows -

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Not later than one year	**20.3**	47.4	-	-
Later than one but no later than five years	-	60.4	-	-
	20.3	107.8	-	-

40. CONTINGENT LIABILITIES

40.1 Guarantees

As at 31 March 2008,

(i) The Group and Company provided bankers' guarantees and insurance bonds of S$107.3 million and S$18.1 million (31 March 2007: S$138.3 million and S$18.7 million) respectively.

(ii) The Company provided a guarantee for a S$650 million loan facility entered into by a wholly-owned subsidiary. The facility matures in September 2009 and S$650 million was fully drawn down as at 31 March 2008.

(iii) The Company provided a guarantee for a S$590 million short-term loan facility entered into by a wholly-owned subsidiary. This guarantee was subsequently discharged following full repayment of the loan in April 2008.

(b) Appeal against the decision by Komisi Pengawas Persaingan Usaha Republik Indonesia ("KPPU") (Republic of Indonesia Commission for Supervision of Business Competition) (the "Commission") and institution of class action suits

SingTel announced on 29 June 2007 that SingTel and its wholly-owned subsidiary, Singapore Telecom Mobile Pte Ltd ("**SingTel Mobile**"), had been called by the Commission to attend before it for an examination concerning the allegation of a violation by Temasek Business Group of Article 27(a)[1] of Law No.5 of 1999 (the "**Law**") relating to business competition matters.

On 20 November 2007, SingTel announced that the Commission had issued its decision (the "**Decision**"). The Decision states that SingTel and SingTel Mobile together with other parties to the proceedings (the "**Parties**") are in violation of Article 27(a) of the Law and that Telkomsel is in violation of Article 17(1)[2] of the Law.

The Decision orders, amongst other things, that (i) the Parties divest either Telkomsel or PT Indosat Tbk ("**Indosat**") within two years, (ii) Telkomsel reduces tariffs by at least 15 per cent and (iii) each of the Parties and Telkomsel pay 25 billion rupiah (approximately S$4 million) in fines.

1 Article 27(a) relates to the ownership of majority shares in several similar companies conducting business activities in the same field in the same market.

2 Article 17(1) relates to the control of the production and or marketing of goods and or services which may result in monopolistic practices and or unfair business competition.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

(b) Appeal against the decision by Komisi Pengawas Persaingan Usaha Republik Indonesia ("KPPU") (Republic of Indonesia Commission for Supervision of Business Competition) (the "Commission") and institution of class action suits (cont'd)

SingTel and SingTel Mobile filed an appeal to the District Court of Central Jakarta on 19 December 2007.

The District Court announced its ruling on 9 May 2008 dismissing SingTel's and SingTel Mobile's appeal. The District Court's decision is without any basis. SingTel Mobile has a 35 per cent equity stake in and does not control Telkomsel.

SingTel and SingTel Mobile will examine the District Court's ruling carefully before deciding on an appeal to the Supreme Court and will take all necessary steps to protect their interests.

Two class action suits have been filed in Indonesia, in the Bekasi and Tangerang District Courts, against SingTel, SingTel Mobile, PT Telekomunikasi Indonesia Tbk, Indosat, the State Ministry of State Owned Enterprises of the Government of Indonesia and other parties largely similar to the Parties.

The Plaintiffs to the suits are consumers of cellular mobile services and make their claims pursuant to the Consumer Protection Law and the Telecommunication Law.

The Plaintiffs seek interim relief which includes, amongst other things, an order for an attachment of shares in Telkomsel and Indosat and the assets of Telkomsel and Indosat. The Plaintiffs also seek substantial damages and that Temasek Holdings (Private) Limited ceases cross-ownership in Indosat and Telkomsel, amongst other things, as final relief. Both suits are at a preliminary stage. The Plaintiffs' claims are without merit and SingTel and SingTel Mobile will take all necessary steps to protect their interests.

(c) Disputes concerning international telecommunications traffic

As previously reported, Optus is in dispute with an international service provider and an international carrier regarding amounts due under contracts. Optus is vigorously defending all these claims.

(d) Disputes concerning content supply

Optus is in dispute with The Movie Network Channels Pty Limited, a content supplier, regarding licence fees under a content supply agreement. Optus is vigorously defending this claim.

(e) Other commercial disputes

Optus (and certain subsidiary companies) is in dispute with third parties regarding certain transactions entered into in the ordinary course of business. Some of these disputes involve legal proceedings relating to the contractual obligations of the parties and / or representations made, including the amounts payable by Optus' companies under the contracts and claims against Optus' companies for compensation for alleged breach of contract and/or representations. Optus is vigorously defending all these claims.

41. SIGNIFICANT COMMERCIAL DISPUTE AT JOINT VENTURE COMPANY

In January 2008, TOT Public Company Limited and CAT Telecom Public Company Limited demanded additional payments of revenue share from Advanced Info Service Public Company Limited ("**AIS**") and its subsidiary, Digital Phone Company Limited ("**DPC**") respectively. The Group holds an equity interest of 21.4% in AIS Group.

AIS and DPC have stated that in their opinion, the amounts demanded are the same as the excise taxes that they have submitted to the Excise Department in prior years, according to the resolution of the Thai Cabinet dated 11 February 2003, and believe that the rulings of the Arbitration Panel shall have no impact to their financial statements. AIS and DPC have also stated that they are preparing their opposition according to arbitration procedures and the proceedings are expected to take several years.

42. EFFECTS OF FRS AND INT FRS ISSUED BUT NOT YET ADOPTED

Certain new FRS and INT FRS have been issued that are mandatory for accounting periods beginning on or after 1 January 2008.

The new FRS and INT FRS are not expected to have a significant impact on the financial statements of the Group or the Company in the period of initial application.

43. COMPARATIVE FIGURES

(a) The Group's 'Operating revenue' has been restated to reflect mobile outbound roaming revenue on a gross basis to better reflect the commercial arrangements. Mobile outbound roaming revenue was previously recorded as net of payments to the roaming partners. This change has no impact on the Group's net profit or cash flows.

	Group 2007 S$ Mil
Operating revenue	
- as previously reported	13,151.1
- change	225.8
- restated	13,376.9
Operating expenses	
- as previously reported	(8,986.3)
- change	(225.8)
- restated	(9,212.1)

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

43. COMPARATIVE FIGURES (cont'd)

(b) Certain comparative figures in the balance sheets have been adjusted to conform with changes in presentation in the current financial year as follows:

(i) The Group's 'Trade and other receivables' and 'Trade and other payables' have been restated to include the accrual of unbilled mobile outbound roaming; and

(ii) Certain advance billings, previously included in 'Trade and other payables' under current liabilities, have been reclassified to 'Advance billings' under non-current liabilities.

	Group 2007 S$ Mil	Company 2007 S$ Mil
Trade and other receivables		
- as previously reported	2,448.1	1,477.1
- change	11.2	-
- restated	2,459.3	1,477.1
Trade and other payables		
- as previously reported	3,106.0	4,954.1
- change	(39.4)	(50.6)
- restated	3,066.6	4,903.5
Advance billings		
- as previously reported	310.1	-
- change	50.6	50.6
- restated	360.7	50.6

44. COMPANIES IN THE GROUP

The Company's immediate and ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore. The following were the significant subsidiaries, associated and joint venture companies as at 31 March 2008 and 31 March 2007.

44.1 Significant subsidiaries incorporated in Singapore

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group	
			2008 %	2007 %
1.	C2C Asiapac Pte Ltd	Provision of administrative, technical and advisory services	**100**	100
2.	CVSI Pte Ltd	Provision of information technology services and sale of computer hardware equipment and software	**100**	100
3.	INS Holdings Pte Ltd	Operating, managing and dealing in telecommunication systems and services	**100**	100
4.	NCS Communications Engineering Pte. Ltd.	Provision of facilities management and consultancy services, and distributor of specialised telecommunications and data communication products	**100**	100
5.	NCS Pte. Ltd.	Provision of information technology and consultancy services	**100**	100
6.	Singapore Telecom Mobile Pte Ltd	Operation and provision of cellular mobile telecommunications systems and services, and investment holding	**100**	100
7.	Singapore Telecom Paging Pte Ltd	Provision of paging services	**100**	100
8.	SingNet Pte Ltd	Provision of value-added and internet-related services	**100**	100
9.	Singapore Telecom International Pte Ltd	Holding of strategic investments and provision of technical and management consultancy services	**100**	100
10.	SingTel Group Treasury Pte. Ltd.	Provision of finance and treasury services to SingTel and its subsidiaries	**100**	100

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

44.1 Significant subsidiaries incorporated in Singapore (cont'd)

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group 2008 %	2007 %
11.	SingTel Investments Private Limited	Portfolio investment holding company	**100**	100
12.	SingTel Ventures (Singapore) Private Limited	Venture capital investments in start-up technology and telecommunications companies	**100**	100
13.	SingTelSat Pte Ltd	Provision of satellite capacity for telecommunications and video broadcasting services	**100**	100
14.	SingTel Asia Pacific Investments Pte. Ltd.	Investment holding and provision of consultancy services	**100**	100
15.	Subsea Network Services Pte Ltd	Ownership and chartering of barges and provision of storage facilities for submarine cables and related equipment	**100**	100
16.	Sembawang Cable Depot Pte Ltd	Provision of storage facilities for submarine cables and related equipment	**60**	60
17.	Telecom Equipment Pte Ltd	Engaged in the sale and maintenance of telecommunications equipment	**100**	100

All companies are audited by Deloitte & Touche, Singapore.

44.2 Significant subsidiaries incorporated in Australia

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group 2008 %	2007 %
1.	Alphawest Services Pty Ltd (1)	Provision of information technology services	**100**	100
2.	Cable & Wireless Optus Satellites Pty Limited (1)	C1 Satellite contracting party	**100**	100
3.	Inform Systems Australia Pty Ltd (1)	Provision of information technology services	**100**	100
4.	NCSI (Australia) Pty Limited	Provision of information technology services	**100**	100
5.	Optus Administration Pty Limited (1)	Provision of management services to the Optus Group	**100**	100

44.2 Significant subsidiaries incorporated in Australia (cont'd)

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group 2008 %	2007 %
6.	Optus Billing Services Pty Limited [*]	Provision of billing services to the Optus Group	**100**	100
7.	Optus Broadband Pty Limited [1]	Provision of high speed residential internet service	**100**	100
8.	Optus Data Centres Pty Limited [1]	Provision of data communication services	**100**	100
9.	Optus Finance Pty Limited [1]	Provision of financial services to the Optus Group	**100**	100
10.	Optus Insurance Services Pty Limited	Provision of handset insurance and related services	**100**	100
11.	Optus Internet Pty Limited [1]	Provision of internet services to retail customers	**100**	100
12.	Optus Mobile Pty Limited [1]	Provision of mobile phone services	**100**	100
13.	Optus Narrowband Pty Limited [*]	Provision of narrowband portal content services	**100**	100
14.	Optus Networks Pty Limited [1]	Provision of telecommunications services	**100**	100
15.	Optus Rental & Leasing Pty Limited [*]	Provision of equipment rental services to customers	**100**	100
16.	Optus Stockco Pty Limited [*]	Purchases of Optus Group network inventory	**100**	100
17.	Optus Superannuation Pty Limited [*]	A trustee for Optus Group's superannuation scheme	**100**	100
18.	Optus Systems Pty Limited [1]	Provision of information technology services to the Optus Group	**100**	100
19.	Optus Vision Interactive Pty Limited [*]	Provision of interactive television service	**100**	100
20.	Optus Vision Media Pty Limited [*][2]	Provision of broadcasting related services	**20**	20
21.	Optus Vision Pty Limited [1]	Provision of telecommunications services	**100**	100
22.	Perpetual Systems Pty Ltd [1]	Provision of IT disaster recovery services	**100**	100

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

44.2 Significant subsidiaries incorporated in Australia (cont'd)

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group 2008 %	2007 %
23.	Prepaid Services Pty Limited [1]	Distribution of prepaid mobile products	**100**	100
24.	Reef Networks Pty Ltd [1]	Operation and maintenance of fibre optic network between Brisbane and Cairns	**100**	100
25.	Singapore Telecom Australia Investments Pty Limited	Investment holding company	**100**	100
26.	Simplus Mobile Pty Limited [1]	Provision of mobile phone services	**100**	100
27.	SingTel Optus Pty Limited	Investment holding company	**100**	100
28.	Source Integrated Networks Pty Limited [1]	Provision of data communications and network services	**100**	100
29.	Uecomm Operations Pty Limited [1]	Provision of data communication services	**100**	100
30.	Virgin Mobile (Australia) Pty Limited [1]	Provision of mobile phone services	**100**	100
31.	XYZed LMDS Pty Limited [*]	Holder of telecommunications licence	**100**	100
32.	XYZed Pty Limited [1]	Provision of telecommunications services	**100**	100

All companies are audited by Deloitte Touche Tohmatsu, Australia except -

(*) No statutory audit is required.

Notes:

(1) These entities are relieved from the Australian Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998.

(2) Optus Vision Media Pty Limited is deemed to be a subsidiary by virtue of control.

44.3 Significant subsidiaries incorporated outside Singapore and Australia

	Name of subsidiary	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2008 %	2007 %
1.	GB21 (Hong Kong) Limited	Provision of telecommunications services and products	Hong Kong	**100**	100
2.	Guangzhou Zhong Sheng Information Technology Co., Ltd. (**)(1)	Provision of information technology training	People's Republic of China	**100**	100
3.	Information Network Services Sdn Bhd	Provision of data communication and value added network services	Malaysia	**100**	100
4.	Lanka Communication Services (Pvt) Limited	Provision of data communication services	Sri Lanka	**82.9**	82.9
5.	NCS Information Technology (Suzhou) Co., Ltd. (**)(1)	Software development and provision of information technology services	People's Republic of China	**100**	100
6.	NCSI (Chengdu) Co., Ltd (**)(1)	Provision of research and development on information technology	People's Republic of China	**100**	100
7.	NCSI (HK) Limited	Provision of information technology services	Hong Kong	**100**	100
8.	NCSI (India) Private Limited	Provision of information technology services	India	**100**	100
9.	NCSI (Korea) Co., Limited	Provision of information technology and communication engineering services	South Korea	**100**	100
10.	NCSI Lanka (Private) Limited	Provision of information technology and communication engineering services	Sri Lanka	**100**	100
11.	NCSI (Malaysia) Sdn Bhd	Provision of information technology services	Malaysia	**100**	100
12.	NCSI (ME) W.L .L.	Provision of information technology and communication engineering services	Bahrain	**100**	100

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

44.3 Significant subsidiaries incorporated outside Singapore and Australia (cont'd)

	Name of subsidiary	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2008 %	2007 %
13.	NCSI (Philippines) Inc.	Provision of information technology and communication engineering services	Philippines	**99.9**	99.9
14.	NCSI (Shanghai), Co. Ltd (**)(1)	Provision of system integration, software research and development	People's Republic of China	**100**	100
15.	Shanghai Zhong Sheng Information Technology Co., Ltd. (1)	Provision of information technology training and software resale	People's Republic of China	**100**	100
16.	Singapore Telecom Hong Kong Limited	Provision of telecommunications services and all related activities	Hong Kong	**100**	100
17.	Singapore Telecom India Private Limited	Engaged in general liaison and support services	India	**100**	100
18.	Singapore Telecom Japan Co Ltd	Provision of telecommunications services and all related activities	Japan	**100**	100
19.	Singapore Telecom Korea Limited	Provision of telecommunications services and all related activities	South Korea	**100**	100
20.	Singapore Telecom USA, Inc. (*)	Provision of telecommunications, engineering and marketing services	USA	**100**	100
21.	SingTel Australia Investment Ltd (*)	Investment holding company	British Virgin Islands	**100**	100
22.	SingTel (Europe) Limited	Provision of telecommunication services	United Kingdom	**100**	100
23.	SingTel (Philippines), Inc.	Engaged in general liaison and support services	Philippines	**100**	100
24.	SingTel Taiwan Limited	Provision of telecommunications services and all related activities	Taiwan	**100**	100

44.3 Significant subsidiaries incorporated outside Singapore and Australia (cont'd)

	Name of subsidiary	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2008 %	2007 %
25.	SingTel Ventures (Cayman) Pte Ltd (*)	Venture capital investments in start-up technology and telecommunications companies	Cayman Islands	**100**	100
26.	Sudong Sdn. Bhd.	Management, provision and operations of a call centre for telecommunications services	Malaysia	**100**	100

All companies are audited by a member firm of Deloitte Touche Tohmatsu except for the following -

(*) No statutory audit is required.
(**) Audited by another firm.

Note:

(1) Subsidiary's financial year-end is 31 December.

44.4 Associated companies held by the Group

	Name of associated company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2008 %	2007 %
1.	ADSB Telecommunications B.V.	Dormant	Netherlands	**25.6**	25.6
2.	APT Satellite Holdings Limited (1)	Investment holding company	Bermuda	**20.3**	20.3
3.	APT Satellite International Company Limited (1)	Investment holding company	British Virgin Islands	**28.6**	28.6
4.	Infoserve Technology Corp.	Dormant	Cayman Islands	**25.0**	25.0
5.	Singapore Post Limited (2)	Operation and provision of postal services	Singapore	**25.7**	25.8
6.	Warid Telecom (Private) Limited (3)(4)	Provision of cellular telecommunications services	Pakistan	**30.0**	-

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

44.4 Associated companies held by the Group (cont'd)

Notes:

(1) The company has been equity accounted for in the consolidated financial statements based on results ended, or as at, 31 December 2007, the financial year-end of the company.

(2) Audited by PricewaterhouseCoopers, Singapore.

(3) The company was acquired during the financial year.

(4) Audited by A.F. Ferguson & Co. (a member firm of PricewaterhouseCoopers).

44.5 Joint venture companies held by the Group

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2008 %	2007 %
1.	Abacus Travel Systems Pte Ltd	Marketing and distributing certain travel-related services through on-line airline computerised reservations systems	Singapore	**30.0**	30.0
2.	Acasia Communications Sdn Bhd (1)	Provision of services relating to telecommunications, computer, data and information within and outside Malaysia	Malaysia	**14.3**	14.3
3.	ACPL Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships	Singapore	**41.7**	41.7
4.	Advanced Info Service Public Company Limited (1)(3)	Provision of cellular telecommunications, call center and data transmission	Thailand	**21.4**	21.4
5.	APT Satellite Telecommunications Limited (1)(2)	Provision of telecommunications services	Hong Kong	**56.2**	56.2
6.	ASEAN Cableship Pte Ltd	Operation of cableships for laying, repair and maintenance of submarine telecommunication cables	Singapore	**16.7**	16.7
7.	ASEAN Telecom Holdings Sdn Bhd (1)	Investment holding company	Malaysia	**14.3**	14.3
8.	Asiacom Philippines, Inc. (1)	Investment holding company	Philippines	**40.0**	40.0

44.5 Joint venture companies held by the Group (cont'd)

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2008 %	2007 %
9.	Bharti Telecom Limited [4][5]	Investment holding company	India	**32.8**	32.8
10.	Bharti Airtel Limited [4][5]	Provision of telecommunications services in cellular, broadband and telephony, long distance and enterprise solutions	India	**30.4**	30.5
11.	Bharti Aquanet Limited [9]	To build, operate and maintain a cable landing station and carrier hotels in India	India	-	49.0
12.	Bridge Mobile Pte Ltd	Provision of regional mobile services	Singapore	**33.1**	38.8
13.	Globe Telecom, Inc. [6]	Provision of cellular, international and fixed line telecommunications services	Philippines	**44.5**	44.5
14.	Grid Communications Pte Ltd (formerly known as Digital Network Access Communications Pte Ltd) [1]	Provision of analogue and digital public trunk radio services	Singapore	**50.0**	50.0
15.	Indian Ocean Cableship Pte Ltd	Ownership and chartering of ships, barges and remotely operated vehicles for repair, maintenance and protection of submarine cable and plant	Singapore	**50.0**	50.0
16.	International Cableship Pte Ltd	Ownership and chartering of cableships	Singapore	**45.0**	45.0
17.	Main Event Television Pty Limited	Provision of cable television programmes	Australia	**33.3**	33.3
18.	New Century Infocomm Tech Co., Ltd. [9]	Provision of fixed line telecommunications services	Taiwan	-	24.5
19.	Network i2i Limited [9]	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Mauritius	-	50.0

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2008

44.5 Joint venture companies held by the Group (cont'd)

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2008 %	2007 %
20.	OPEL Networks Pty Limited	Dormant	Australia	**50.0**	50.0
21.	Pacific Bangladesh Telecom Limited [7]	Operation and provision of cellular mobile telecommunications systems and services	Bangladesh	**45.0**	45.0
22.	Pacific Carriage Holdings Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	**40.0**	40.0
23.	PT Telekomunikasi Selular [8]	Provision of cellular telecommunications services	Indonesia	**35.0**	35.0
24.	Radiance Communications Pte Ltd [1]	Sale, distribution, installation and maintenance of telecommunications equipment	Singapore	**50.0**	50.0
25.	Southern Cross Cable Holdings Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	**40.0**	40.0
26.	TeleTech Park Pte Ltd	Engaged in the business of development, construction, operation and management of TeleTech Park	Singapore	**40.0**	40.0
27.	VA Dynamics Sdn Bhd [1]	Distribution of networking cables and related products	Malaysia	**49.0**	49.0

Notes:

(1) The company has been equity accounted for in the consolidated financial statements based on the results ended, or as at, 31 December 2007, the financial year-end of the company.

(2) The Group regards the company as a joint venture company, notwithstanding that it holds more than 50% of the company's issued share capital, because it exercises joint control.

(3) Audited by PricewaterhouseCoopers, Bangkok.

(4) Audited by S.R.Batliboi & Associates, New Delhi (a member firm of Ernst & Young), in 2008.

(5) Audited by PricewaterhouseCoopers, New Delhi, in 2007.

(6) Audited by SGV & Co. (a member firm of Ernst & Young).

(7) Audited by Hoda Vasi Chowdhury & Co

(8) Audited by Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers).

(9) The company has been disposed during the financial year.

INTERESTED PERSON TRANSACTIONS

For the financial year ended 31 March 2008

The aggregate value of all interested person transactions during the financial year ended 31 March 2008 (excluding transactions less than S$100,000) were as follows -

Name of interested person	**S$ mil**
Alinta AE Limited	0.8
Certis CISCO Security Pte Ltd	5.3
Grid Communications Pte Ltd (formerly known as Digital Network Access Communications Pte Ltd)	1.2
Mapletree Investments Pte Ltd	0.1
Radiance Communications Pte Ltd	4.9
PSA Corporation Ltd	3.2
Senoko Energy Supply Pte Ltd	125.4
Singapore Computer Systems Ltd	2.5
Singapore Power Ltd	5.0
SMRT Corporation Ltd	0.3
SMRT Trains Ltd	0.2
SP AusNet	1.0
StarHub Cable Vision Ltd	29.5
StarHub Ltd	33.0
ST Electronics (Info-software Systems) Pte Ltd	0.1
ST Electronics (Satcom & Sensor Systems) Pte Ltd	0.2
TeleScience (Singapore) Pte Ltd	1.0
	213.7

SHAREHOLDER INFORMATION

As at 30 May 2008

Ordinary shares

Number of ordinary shareholders	309,216
Number of holders of CHESS Units of Foreign Securities relating to ordinary shares in the Company ("**CUFS**")	24,136

Voting rights:
On a show of hands - every member present in person and each proxy shall have one vote
On a poll - every member present in person or by proxy shall have one vote for every share he holds or represents
(The Company cannot exercise any voting rights in respect of shares held by it as treasury shares)

SingTel shares are listed on Singapore Exchange Securities Trading Limited and ASX Limited ("**ASX**") (in the form of CUFS).

Substantial shareholders

	Direct Interest	Deemed Interest
Temasek Holdings (Private) Limited	8,613,550,910	128,116,187●
The Capital Group Companies, Inc.	-	852,988,234*

● Includes 90,213,235 shares held by DBS Nominees Pte Ltd as custodian. Interest is deemed through shares in which Temasek Holdings (Private) Limited's subsidiaries and/or associated companies have or are deemed to have an interest.

* The Capital Group Companies, Inc.'s interest is deemed through shareholdings of its associated and/or subsidiary companies.

Major shareholders list - Top 20

No.	Name	No. of shares held	% of issued share capital#
1.	Temasek Holdings (Private) Limited	8,613,550,910	54.11
2.	DBS Nominees Pte Ltd	1,947,815,287+	12.24
3.	DBSN Services Pte Ltd	1,538,327,418	9.66
4.	Central Provident Fund Board	978,206,547	6.15
5.	Citibank Nominees Singapore Pte Ltd	691,519,324	4.34
6.	HSBC (Singapore) Nominees Pte Ltd	670,966,714	4.22
7.	Chess Depositary Nominees Pty Limited	482,474,778	3.03
8.	United Overseas Bank Nominees Pte Ltd	301,549,147	1.89
9.	Raffles Nominees Pte Ltd	104,140,295	0.65
10.	DB Nominees (S) Pte Ltd	63,548,398	0.40
11.	Morgan Stanley Asia (Singapore) Securities Pte Ltd	26,053,804	0.16
12.	Oversea-Chinese Bank Nominees Pte Ltd	22,371,030	0.14
13.	TM Asia Life Singapore Ltd - Par Fund	19,373,320	0.12
14.	OCBC Nominees Singapore Pte Ltd	18,565,616	0.12
15.	Merrill Lynch (Singapore) Pte Ltd	15,411,300	0.10
16.	Royal Bank of Canada (Asia) Ltd	9,294,680	0.06
17.	Societe Generale S'pore Branch	8,667,338	0.06
18.	UOB Kay Hian Pte Ltd	7,023,441	0.04
19.	OCBC Securities Private Limited	5,451,636	0.03
20.	DBS Vickers Securities (S) Pte Ltd	4,088,135	0.03
		15,528,399,118	97.55

' The shares held by CHESS Depositary Nominees Pty Ltd are held on behalf of the persons entered in the register of CUFS holders.

The percentage of issued ordinary shares is calculated based on the number of issued ordinary shares of the Company as at 30 May 2008, excluding 3,272,066 ordinary shares held as treasury shares as at that date.

+ Excludes 3,272,066 ordinary shares held by DBS Nominees Pte Ltd as treasury shares for the account of the Company.

SHAREHOLDER INFORMATION

As at 30 May 2008

Major CUFS holders list* - Top 20

No.	Name	No. of CUFS held	% of issued share capital#
1.	National Nominees Limited	123,519,448	0.78
2.	J P Morgan Nominees Australia Limited	49,034,329	0.31
3.	HSBC Custody Nominees (Australia) Limited	33,850,407	0.21
4.	ANZ Nominees Limited (Cash Income A/C)	30,060,257	0.19
5.	Citicorp Nominees Pty Limited	20,802,998	0.13
6.	Cogent Nominees Pty Limited (SMP ACCOUNTS)	13,292,644	0.08
7.	Cogent Nominees Pty Limited	13,173,208	0.08
8.	AMP Life Limited	11,414,408	0.07
9.	RBC Dexia Investor Services Australia Nominees Pty Limited	10,641,058	0.07
10.	Citicorp Nominees Pty Limited (CFS WSLE Imputation Fund A/C)	9,436,770	0.06
11.	Citicorp Nominees Pty Limited (CFS Imputation Fund A/C)	6,505,151	0.04
12.	Citicorp Nominees Pty Limited (CFSIL CWLTH Aust Shs 1 A/C)	5,600,000	0.04
13.	Australian Reward Investment Alliance	4,767,184	0.03
14.	J P Morgan Nominees Australia Limited	4,672,944	0.03
15.	Citicorp Nominees Pty Limited (CFS WSLE Aust Share Fund A/C)	4,561,643	0.03
16.	Citicorp Nominees Pty Limited (CFSIL CFS WS SMALL COMP A/C)	4,397,773	0.03
17.	Citicorp Nominees Pty Limited (CWLTH BANK OFF SUPER A/C)	4,026,780	0.02
18.	The Australian National University	3,650,000	0.02
19.	HSBC Custody Nominees (Australia) Limited - A/C 2	3,157,481	0.02
20.	Citicorp Nominees Pty Limited (CFSIL CFS WS Aust SHRE A/C)	3,135,448	0.02
		359,699,931	2.26

* CUFS are CHESS Units of Foreign Securities relating to ordinary shares in the Company. The shares are held by CHESS Depositary Nominees Pty Ltd on behalf of the persons entered in the CUFS register.

The percentage of issued ordinary shares is calculated based on the number of issued ordinary shares of the Company as at 30 May 2008, excluding 3,272,066 ordinary shares held as treasury shares as at that date.

Analysis of shareholders and CUFS holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 - 999	278,386	83.51	63,979,299	0.41
1,000 - 5,000	40,445	12.13	94,284,818	0.59
5,001 - 10,000	8,155	2.45	61,834,814	0.39
10,001 - 100,000	5,964	1.79	145,210,250	0.91
100,001 - 1,000,000	336	0.10	82,446,717	0.52
1,000,001 and above	66	0.02	15,473,383,103	97.18
	333,352	100.00	15,921,139,001	100.00
Number of holders holding less than a marketable parcel				4,332

Notes:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Ltd is ignored.
2. Based on information available to the Company as at 30 May 2008, approximately 39.72%# of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.
3. A marketable parcel is defined in the ASX Listing Rules as a parcel of securities of not less than $500 in Australian dollars, based on the closing price of the securities on the ASX.
4. As at 30 May 2008, the number of ordinary shares held in treasury is 3,272,066, and the percentage of such holding against the total number of issued ordinary shares (excluding ordinary shares held as treasury shares) is 0.02%.

The percentage of issued ordinary shares is calculated based on the number of issued ordinary shares of the Company as at 30 May 2008, excluding 3,272,066 ordinary shares held as treasury shares as at that date.

SHARE PURCHASE MANDATE

At the Extraordinary General Meeting of the Company held on 27 July 2007 ("**2007 EGM**"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than 10 per cent of the issued ordinary share capital of the Company as at the date of the 2007 EGM. As at 30 May 2008, there is no current on-market buy-back of shares pursuant to the mandate.

CORPORATE INFORMATION

BOARD OF DIRECTORS
Chumpol NaLamlieng (Chairman)
Chua Sock Koong (Group CEO)
Graham John Bradley
Heng Swee Keat
Dominic Chiu Fai Ho
Simon Israel
Professor Tommy Koh
John Powell Morschel
Kaikhushru Shiavax Nargolwala
Deepak S Parekh
Nicky Tan Ng Kuang

AUDIT COMMITTEE
Nicky Tan Ng Kuang (Chairman)
Graham John Bradley
Dominic Chiu Fai Ho
Kaikhushru Shiavax Nargolwala

COMPENSATION COMMITTEE
Chumpol NaLamlieng (Chairman)
Heng Swee Keat
John Powell Morschel
Deepak S Parekh

CORPORATE GOVERNANCE & NOMINATIONS COMMITTEE
Professor Tommy Koh (Chairman)
Heng Swee Keat
Kaikhushru Shiavax Nargolwala

FINANCE & INVESTMENT COMMITTEE
Chumpol NaLamlieng (Chairman)
Chua Sock Koong
Simon Israel

OPTUS ADVISORY COMMITTEE
Nicky Tan Ng Kuang (Chairman)
Graham John Bradley
Chua Sock Koong
Simon Israel
John Powell Morschel

COMPANY SECRETARY
Chan Su Shan

ASSISTANT COMPANY SECRETARY
Lim Li Ching

REGISTERED OFFICES

In Singapore

31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

In Australia

Level 4, Building C
1 Lyonpark Road, Macquarie Park
NSW 2113 Australia
Tel: +61 2 8082 7800
Fax: +61 2 8082 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

SHARE REGISTRARS

In Singapore:

M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Republic of Singapore
Tel: +65 6228 0544
Fax: +65 6225 1452
Email: annualreports@mcsvc.com.sg
Website: www.mncsingapore.com

In Australia:

Computershare Investor Services Pty Limited
60 Carrington Street, Level 3
Sydney, NSW 2000
Australia
Tel: 1800 501 501
(Enquiries within Australia)
Tel: +61 3 9415 4029 (Outside Australia)
Fax: +61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com

AMERICAN DEPOSITARY RECEIPTS
Citibank Shareholder Services
250 Royall Street
Canton, MA 02021
USA
Tel: +1 877 248 4237 (Toll Free)
Email: citibank@shareholders-onl ne.com
Website: www.citibank.com/adr

AUDITORS
Deloitte & Touche (appointed on 28 July 2006)
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809
Republic of Singapore
Tel: +65 6224 8288
Fax: +65 6538 6166

Audit Partner: Chaly Mah Chee Kheong

INVESTOR RELATIONS
31 Exeter Road
#19-00 Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 2123
Fax: +65 6734 4492
Email: investor@singtel.com

SINGTEL CONTACT POINTS

SINGAPORE

SingTel Headquarters
31 Exeter Road, Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

NCS Pte. Ltd.
5 Ang Mo Kio Street 62
NCS Hub Singapore 569141
Republic of Singapore
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg

AUSTRALIA

SingTel Optus Pty Limited

Sydney (Head Office)
Optus Centre Sydney
1 Lyonpark Road
Macquarie Park, NSW 2113, Australia
Tel: +61 2 8082 7800
Fax: +61 2 8082 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Adelaide
Level 4, 431-439 King William Street
Adelaide, SA 5000, Australia
Tel: +61 8 8468 5100
Fax: +61 8 8468 5166

Brisbane
Level 21, 12 Creek Street
Brisbane, QLD 4000, Australia
Tel: +61 7 3317 3700
Fax: +61 7 3317 3777

Canberra
Level 3, 10 Moore Street
Canberra, ACT 2601, Australia
Tel: +61 2 6222 3800
Fax: +61 2 6222 3838

Darwin
49 Woods Street
Darwin, NT 0800, Australia
Tel: +61 8 8982 0500
Fax: +61 8 8924 4016

Melbourne
367 Collins Street
Melbourne, VIC 3000, Australia
Tel: +61 3 9233 4000
Fax: +61 3 9233 4900

Perth
Level 3, 1260 Hay Street
West Perth, WA 6005, Australia
Tel: +61 8 9288 3000
Fax: +61 8 9288 3030

BANGLADESH

Dhaka
Singapore Telecommunications Limited
(Bangladesh Liaison Office)
Bay's 50 Mohakhali
15th Floor (South Block), Dhaka-1212
Tel: +880 2 883 5120
Fax: +880 2 988 0037

CHINA

Beijing
Unit 1503, Beijing Silver Tower
2 Dongsanhuanbei Road
Chaoyang District, Beijing 100027
People's Republic of China
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196

Guangzhou
Room 918, Garden Tower
368 Huan Shi East Road
Guangzhou City 510064
Guangdong Province
People's Republic of China
Tel: +86 20 8388 2483
Fax: +86 20 8365 2660

Shanghai
Room 2302, Resource Plaza
No. 268 Zhongshan Road (South)
Shanghai 200010
People's Republic of China
Tel: +86 21 6332 3818
Fax: +86 21 6332 3819

EUROPE

Frankfurt
Platz der Einheit 1
60327 Frankfurt Main, Germany
Tel: +49 69 9750 3445
Fax: +49 69 9750 3200

London
201-203 City Road
London EC1V1JN, United Kingdom
Tel: +44 207 988 8000
Fax: +44 20 7988 0088

Paris
24 Avenue Hoche
75008 Paris, France
Tel: +33 1 47 63 89 99
Fax: +33 1 47 63 44 76

HONGKONG

Suites 2002-6, Tower 6
The Gateway, Canton Road
Tsimshatsui Kowloon, Hong Kong
Tel: +852 2877 1500
Fax: +852 2802 1500

INDIA

Bangalore
Suite No: 117
DBS Business Centre
26 Cunningham Road
Bangalore 560052, India
Tel: +91 80 2226 7272
Fax: +91 80 2225 0509

Chennai
DBS Executive Centre
31A, Cathedral Garden Road
Chennai 600034, India
Tel: +91 44 2831 1226 /
+91 44 2827 5191
Fax: +91 44 2821 4066

Hyderabad
DBS Business Center
105-DBS House
1-7-43-46, Sardar Patel Road
Secunderabad - 500003, India
Tel: +91 40 2784 6970 /
+91 40 2784 2588 Extn. 105
Fax: +91 40 2784 6955

Kolkatta
Suite #12A, Apeejay Business Centre
Apeejay House , Block "A"
15 Park Sreet, Kolkatta - 700 016, India
Tel: +91 33 2217 1136
Fax: +91 33 2217 1137

SINGTEL CONTACT POINTS

Mumbai
Sahar Plaza
11 Bonanza Wing B
Mathuradas Vasanji Road
Andheri East, Mumbai 400 069, India
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996

New Delhi
B-1401, 14th Floor, Statesman House
148 Barakhamba Road
New Delhi 110001, India
Tel: +91 11 5152 1199
Fax: +91 11 5152 1683

INDONESIA

Jakarta
Plaza Lippo Building
15th Floor, Suite 1505
Jalan Jenderal Sudirman Kavling 25
Jakarta 12920, Indonesia
Tel: +62 21 526 7937 38
Fax: +62 21 526 7939

JAPAN

Osaka
Osaka Network Centre (ONC)
NTT Data Dojima Building
13F, 3-1-21, Dojima Kita-Ku
Osaka 530-0003, Japan
Tel: +81 6 6458 1405/1407
Fax: +81 6 6458 1401

Tokyo
Arco Tower Building
5F, 1-8-1 Shimomeguro
Meguro-ku, Tokyo 153-0064, Japan
Tel: +81 3 5437 7033
Fax: +81 3 5437 7066

KOREA

Seoul Office
Hansol Building 11th Floor
736-1 Yoksam-Dong, Kangnam-Gu
Seoul, Korea Zip: 135-983
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589

MALAYSIA

Kuala Lumpur
Information Network Services
Sdn Bhd (SingTel)
602B, Level 6, Tower B, Uptown 5
5. Jalan SS21/39, Damansara Uptown
47400 Petaling Jaya
Tel: +603 7728 2813
Fax: +603 7727 6186

MIDDLE EAST

Dubai
P.O Box 302430 Dubai
DIC-12, Office #2-211
United Arab Emirate
Tel: +971 4363 6705
Fax: +971 4361 1063

PHILIPPINES

Manila
Unit 1504 Liberty Center
104 H.v de la Costa Street
Salcedo Village, Makati City 1200
Philippines
Tel: +63 2 887 2791
Fax: +63 2 887 2763

TAIWAN

Taipei
2F, No 290, Section 4
Chung Hsiao East Road, Taipei
Taiwan, Republic Of China
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083

THAILAND

Bangkok
9th Floor, Unit 6
500 Amarin Tower
Ploenchit Road, Lumpini
Pathumwan, Bangkok 10330,Thailand
Tel: +66 2 256 9875/6
Fax: +66 2 256 9808

USA

Chicago
8770 West Bryn Mawr
Suite 1302, Chicago Illinois 60631
Tel: +1 773 867 8122
Fax: +1 773 867 8121

Houston
2100 West Loop South
Suite 900 Houston TX 77027
Tel: +1 713 590 5134
Fax: +1 713 590 5131

Los Angeles
624 South Grand
8th Floor, Suite 825
Los Angeles 90017
Tel: +1 818 705 8523
Fax: +1 818 307 5300

New York
60 Hudson Street.
22nd Floor, Suite 2202
New York NY 10013

San Franciso
100 Marine Parkway, Suite 450
Redwood City, CA 94065

VIETNAM

Hanoi
Suite 502, Nguyen Du Building
30, Nguyen Du Street
Hai Ba Trung District
Hanoi, Vietnam
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163

Ho Chi Minh
Business Centre
Sun Wah Tower
115, Nguyen Hue Boulevard
District 1, Ho Chi Minh City, Vietram
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163



A METAFUSION DES

SingTel

HEADQUARTERS

Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Website: www.singtel.com



NEW FRONTIERS
SHAPING THE FUTURE

SINGAPORE TELECOMMUNICATIONS LIMITED | SUMMARY FINANCIAL REPORT 2007 / 2008








SingTel



CONTENTS

GROUP FINANCIAL HIGHLIGHTS

62 BILLION (S$) MARKET CAPITALISATION

8 TELECOM MARKETS IN ASIA-PACIFIC

62 MILLION MOBILE CUSTOMERS GROWTH

OPERATING REVENUE (S$ MILLION)



14,844
13,353
13,377
FY05/06
FY06/07
FY07/08

PROPORTIONATE EBITDA (2)



25% SINGAPORE
31% AUSTRALIA
43% REGIONAL MOBILE
1% OTHERS

UNDERLYING NET PROFIT (3) AFTER TAX (S$ MILLION)



3,681
3,556
3,295
FY05/06
FY06/07
FY07/08

SERVING 185,341,000 MOBILE CUSTOMERS IN ASIA-PACIFIC

Notes:

(1) Figures as at 31 March 2008 or for the financial year ended 31 March 2008.
(2) Based on proportionate earnings before interest, tax, depreciation and amortisation. As the associates are not consolidated on a line-by-line basis, proportionate information is provided as supplemental data to show the relative contribution from the different markets that the Group operates in.
(3) Refers to net profit before exceptional items, exchange differences on inter-company loans to Optus and capital reductions of certain overseas subsidiaries, net of hedging, as well as significant exceptional items of associates.



SingTel is Asia's leading communications group, providing a diverse range of innovative communications services including fixed, mobile, data, Internet, IT and pay TV.

SingTel is the largest listed company in Singapore and has invested in countries throughout the Asia-Pacific region. Today, overseas operations contribute approximately 75 per cent of the Group's proportionate revenue and EBITDA.

In Singapore, SingTel continues to lead the telecommunications market across all segments. In Australia, Optus is a strong number two operator and one of the most recognised brands in the market.

In addition, the SingTel Group has strategic shareholdings in six regional mobile operators in some of the world's fastest growing markets, including India and Indonesia.

SingTel is committed to enhancing shareholder value. With presence in both emerging and mature markets, and a track record of high cash returns, SingTel continues to deliver a combination of growth and returns to our shareholders.

CHAIRMAN'S STATEMENT


CHUMPOL NALAMLIENG
Chairman

I am pleased to report that the SingTel Group delivered a very strong set of results for the financial year ended 31 March 2008.

The Group met all its targets against the backdrop of a highly competitive market. Group operating revenue increased to S$14.84 billion and EBITDA increased 5.9 per cent to S$7.09 billion. Full-year Group underlying net profit increased to S$3.68 billion from $3.56 billion, an increase of 3.5 per cent from the previous year. Underlying earnings per share rose 5.8 per cent to 23.15 cents.

Our regional mobile associates, especially Bharti and Telkomsel, continued to drive our earnings growth.

The regional associates contributed 28 per cent of the Group's proportionate operating revenue and 51 per cent of underlying net profit.

SingTel is committed to enhancing shareholder value. To this end, the Board has recommended a final dividend of 6.9 cents per share. Together with the interim dividend of 5.6 cents per share, we are pleased to return a total of S$2.0 billion or 12.5 cents per share to our shareholders.

WIDENING OUR GLOBAL REACH

We expanded our regional footprint to include Pakistan, bringing our number of regional mobile associates to six. In September 2007, we invested S$1.17 billion to acquire a

30 per cent equity stake in Warid Telecom, Pakistan's fourth largest mobile operator with 14 million customers.

The Group's regional mobile customer base – comprising Singapore, Australia and the six associates – grew to 185 million, up from 124 million a year ago. We have the largest mobile customer base in Asia outside China.

During the year, SingTel, Bharti Airtel, Global Transit, Google, KDDI Corporation and Pacnet signed an agreement to construct a new ultra high-speed submarine cable linking the United States to Japan. Called Unity, the new cable system is designed to meet the strong demand for data and e-commerce as well as the rapidly growing Internet traffic between Asia and the US. Unity will span 10,000 km across the Pacific Ocean connecting Chikura and Los Angeles by 2010.

FOCUSING ON PROFITABLE GROWTH IN AUSTRALIA

Optus, our wholly-owned subsidiary in Australia, focused on profitable customer growth in key market segments, while bringing competition and choice to Australians. This approach led to a sustained increase in revenue and EBITDA.

Our strategy to move more customers onto our fixed-line network resulted in a 62 per cent increase in the number of broadband customers on the Optus network. Mobile customers exceeded the seven-million mark, while more customers in regional and rural Australia will soon benefit from our services when we extend our mobile footprint to 98 per cent of the population by December 2009.

We continued to bring value and choice to customers by introducing innovative products across all sectors. For instance, by leveraging our investment in 3G, we have made significant inroads into the expanding wireless broadband market, while Optus Fusion, Australia's first combined phone and broadband cap, stimulated competition in the fixed-line market.

RAISING THE BAR IN SINGAPORE

The Singapore operations saw four consecutive quarters of double-digit revenue growth despite intense competition. We extended our mobile leadership position and ended the year with 2.57 million customers representing more than 43 per cent market share.

SingTel officially moved into 'quadruple play' in Singapore when we entered the pay TV market with our much-anticipated service called mio TV, which has revolutionised the way people watch TV. It is the most flexible digital pay TV service that allows viewers to watch what they want, when they want. mio TV offers consumers choice in the pay TV market which has been dominated by a single operator in the past decade.

STEPPING UP CORPORATE SOCIAL RESPONSIBILITY ("CSR")

We are committed to be a responsible corporate citizen and will work closely with our stakeholders to enhance our CSR efforts locally and abroad. Optus in Australia has a comprehensive CSR programme which is reported in a standalone Community and Environment Report, available on the Optus website. In Singapore, SingTel is a committee member of the Singapore Compact, a national society which furthers the CSR movement in Singapore. We are pleased to have received the inaugural Singapore Compact Recognition Award in 2007.

MOVING FORWARD

We expect to see continued growth in the markets that we operate. The Group aims to deliver double-digit underlying earnings growth over the medium term. To achieve this, we are committed to driving further efficiencies from our existing businesses and to optimise synergies with our associates, as well as developing new revenue streams.

We are moving away from providing pure carriage services. Besides meeting basic telecommunications needs, we aim to develop a closer relationship with all our customers through new and innovative value-added services, which we expect to

CHAIRMAN'S STATEMENT

result in new revenue streams. In the corporate segment for example, we are increasing our focus on managed services. We are leveraging the convergence of technologies as well as the fixed and mobile platforms to move into digital content, location and advertising based products and services.

Operations in Australia and Singapore will continue to spearhead the development of our advanced content offerings and product bundles to benefit from next generation networks.

We will also continue to look for attractive opportunities to increase our regional scale. These can be in the form of raising stakes in our associates or investments in new markets. We remain committed to an optimal capital structure while maintaining financial flexibility and investment grade credit ratings.

ACKNOWLEDGEMENTS

Organisations that are quick, flexible and proactive in anticipating and responding to ever changing customer and market needs are those that will succeed. We recognise that our success depends largely on the contributions and cohesion of our family of over 20,000 employees worldwide.

I wish to pay tribute to our dedicated staff and express my appreciation to all our shareholders, board of directors, management and the union for their tireless efforts and support in ensuring our success and that we remain as Asia's leading communications group.



Chumpol NaLamlieng
Chairman

"I am pleased to report that the Group has met all its targets. Full-year Group operating revenue rose to S$14.84 billion, an 11 per cent increase from last year."

SUMMARY FINANCIAL STATEMENT

For the financial year ended 31 March 2008

IMPORTANT NOTE

The Summary Financial Statement as set out on pages 7 to 23 contains only a summary of the information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group.

For further information, the full financial statements, the Independent Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request a copy of the Annual Report at no additional cost by notifying the Company by 4 July 2008.

SUMMARY DIRECTORS' REPORT

1. DIRECTORS

The Directors of the Company (or "**SingTel**") in office at the date of this report are -

Chumpol NaLamlieng (Chairman)
Chua Sock Koong (Group Chief Executive Officer)
Graham John Bradley
Heng Swee Keat
Dominic Chiu Fai Ho (appointed on 28 November 2007)
Simon Israel
Professor Tommy Koh
John Powell Morschel
Kaikhushru Shiavax Nargolwala
Deepak S Parekh
Nicky Tan Ng Kuang

Paul Chan Kwai Wah, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 27 July 2007.

2. PRINCIPAL ACTIVITIES

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiaries consist of -

Data communications services;
Investment holding;
Provision of pay television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and Internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

There has been no significant change in the nature of the principal activities during the financial year.

SUMMARY DIRECTORS' REPORT

For the financial year ended 31 March 2008

3. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("**1999 Scheme**"), and performance shares granted under the SingTel Performance Share Plan ("**Share Plan 2004**").

4. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

The interests of the Directors holding office at the end of the financial year in the share capital of the Company and related corporations according to the register of Directors' shareholdings kept by the Company under Section 164 of the Singapore Companies Act were as follows -

	Holdings registered in the name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 31 Mar 08	At 1 Apr 07 or date of appointment, if later	At 31 Mar 08	At 1 Apr 07 or date of appointment, if later
Singapore Telecommunications Limited				
(Ordinary shares)				
Chumpol NaLamlieng	**199,500**	199,500	-	-
Chua Sock Koong [1]	**1,706,800**	1,439,420	**18,277,775**	18,744,985
Graham John Bradley	**88,220**	88,220	-	-
Heng Swee Keat	**1,330**	1,330	-	-
Dominic Chiu Fai Ho	-	-	-	-
Simon Israel	**179,820**	179,820	**1,360**	-
Professor Tommy Koh	**3,270**	3,270	**580**	580
John Powell Morschel	**55,780**	55,780	-	-
Kaikhushru Shiavax Nargolwala	**100,000**	100,000	-	-
Deepak S Parekh	-	-	-	-
Nicky Tan Ng Kuang	**150,000**	150,000	-	-
(Options to purchase ordinary shares)				
Chua Sock Koong [2]	**1,584,000**	1,584,000	-	-
Singapore Airlines Limited				
(Ordinary shares)				
Chua Sock Koong	**2,000**	2,000	-	-
Simon Israel	**9,000**	9,500	-	-

4. **DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (cont'd)**

	Holdings registered in the name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 31 Mar 08	At 1 Apr 07 or date of appointment, if later	At 31 Mar 08	At 1 Apr 07 or date of appointment, if later
SP AusNet (stapled securities comprising one share in each of SP Australia Networks (Transmission) Ltd and SP Australia Networks (Distribution) Ltd and a unit in SP Australia Networks (Finance) Trust)				
Nicky Tan Ng Kuang	**600,000**	600,000	-	-

Notes:

(1) Chua Sock Koong's deemed interest of 18,277,775 shares included -

(a) 15,382,168 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited, the trustee of a trust established for the purposes of the Share Plan 2004 for the benefit of eligible employees of the Group;

(b) 28,137 ordinary shares held by Ms Chua's spouse; and

(c) an aggregate of up to 2,867,470 ordinary shares in SingTel awarded to Ms Chua pursuant to the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(2) At exercise prices of between S$1.41 and S$2.85 per share (1 April 2007: Between S$1.51 and S$2.97 per share).

Between the end of the financial year and 21 April 2008, Chua Sock Koong's deemed interest increased to 19,963,775 shares due to the acquisition by RBC Dexia Trust Services Singapore Limited of an additional 1,686,000 ordinary shares in SingTel for the benefit of eligible employees in the Group.

Except as disclosed above, there were no changes to any of the above-mentioned interests between the end of the financial year and 21 April 2008.

5. **DIRECTORS' CONTRACTUAL BENEFITS**

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

6. **SHARE OPTIONS AND PERFORMANCE SHARES**

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the members of the Compensation Committee are Chumpol NaLamlieng (Chairman of the Compensation Committee), Heng Swee Keat, John Powell Morschel, and Deepak S Parekh.

SUMMARY DIRECTORS' REPORT

For the financial year ended 31 March 2008

6.1 Share Options

1999 Scheme

Options granted pursuant to the 1999 Scheme are in respect of ordinary shares in SingTel. Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the 1999 Scheme, were as follows -

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 07 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 08 ('000)
Market Price Share Options						
For staff and senior management						
09.11.99	10.11.00 to 09.11.09	S$2.85	4,262	(2,047)	(18)	**2,197**
09.06.00	10.06.01 to 09.06.10	S$2.12	7,473	(3,433)	(34)	**4,006**
30.05.01	31.05.02 to 30.05.11	S$1.56	4,287	(1,623)	-	**2,664**
01.06.01	02.06.02 to 01.06.11	S$1.55	30	-	-	**30**
16.08.01	17.08.02 to 16.08.11	S$1.75	78	(31)	-	**47**
29.11.01	30.11.02 to 29.11.11	S$1.61	6,024	(1,604)	(73)	**4,347**
30.05.02	31.05.03 to 30.05.12	S$1.41	12,339	(3,850)	(59)	**8,430**
			34,493	(12,588)	(184)	**21,721**
For Group Chief Executive Officer (Chua Sock Koong)						
09.11.99	10.11.00 to 09.11.09	S$2.85	134	-	-	**134**
09.06.00	10.06.01 to 09.06.10	S$2.12	750	-	-	**750**
30.05.02	31.05.03 to 30.05.12	S$1.41	700	-	-	**700**
			1,584	-	-	**1,584**
For former Executive Director (Lee Hsien Yang) [1]						
09.11.99	10.11.00 to 09.11.09	S$2.85	500	-	-	**500**
09.06.00	10.06.01 to 09.06.10	S$2.12	1,500	-	-	**1,500**
			2,000	-	-	**2,000**
For other Directors (including those who have since retired)						
09.09.02	10.09.03 to 09.09.07	S$1.39	60	(60)	-	-
Total			**38,137**	**(12,648)**	**(184)**	**25,305**

Note:

(1) Lee Hsien Yang stepped down as a Director of the Company with effect from 1 April 2007. He has up till 31 March 2009 to exercise the vested share options, as approved by the Board.

6.1 Share Options (cont'd)

Details of the Directors' share options are set out in the following table -

	Granted since commencement of scheme to 31 Mar 08 ('000)	Aggregate Options Exercised since commencement of scheme to 31 Mar 08 ('000)	Outstanding as at 31 Mar 08 ('000)
1999 Scheme			
Chumpol NaLamlieng	**60**	**(60)**	-
Chua Sock Koong	**4,709**	**(3,125)**	**1,584**
Graham John Bradley	-	-	-
Heng Swee Keat	-	-	-
Dominic Chiu Fai Ho	-	-	-
Simon Israel	-	-	-
Professor Tommy Koh	-	-	-
John Powell Morschel	**60**	**(60)**	-
Kaikhushru Shiavax Nargolwala	-	-	-
Deepak S Parekh	-	-	-
Nicky Tan Ng Kuang	**60**	**(60)**	-
Lee Hsien Yang [1]	**6,050**	**(4,050)**	**2,000**
Paul Chan Kwai Wah [2]	**60**	**(60)**	-
Jackson Peter Tai [3]	**60**	**(60)**	-
	11,059	**(7,475)**	**3,584**

Notes:

(1) Lee Hsien Yang stepped down as a Director of the Company with effect from 1 April 2007.

(2) Paul Chan Kwai Wah retired as a Director of the Company following the conclusion of the Annual General Meeting held on 27 July 2007.

(3) Jackson Peter Tai retired as a Director of the Company following the conclusion of the Annual General Meeting held on 28 July 2006.

No options were granted to the Directors during the financial year ended 31 March 2008.

The 1999 Scheme was suspended with the implementation of the SingTel Executives' Performance Share Plan ("**Share Plan 2003**") following a review of the remuneration policy across the Group in 2003. Hence no option has been granted since 2003. The existing options granted will continue to vest according to the terms and conditions of the 1999 Scheme and the respective grants.

From the commencement of the 1999 Scheme to 31 March 2008, options in respect of an aggregate of 273,767,350 ordinary shares in the Company have been granted to Directors and employees of the Company and its subsidiaries.

Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("**Optus**"), the Optus Executive Option Plan ("**Optus Plan**") was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option.

SUMMARY DIRECTORS' REPORT

For the financial year ended 31 March 2008

6.1 Share Options (cont'd)

Details were as follows -

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 07 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 08 ('000)
24.05.00	24.05.03 to 24.05.07	A$3.63 for 1.66 SingTel shares	2,536	(2,528)	(8)	-

The figures in the table above show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date. The options under the Optus Plan expired on 24 May 2007.

The options under the 1999 Scheme and the Optus Plan do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No option has been granted to controlling shareholders of the Company or their associates, and there are no participants who have received five per cent or more of the total number of options available under the 1999 Scheme or the Optus Plan.

6.2 Performance Shares

Following the review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. This plan only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of the awards.

The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

From the commencement of the performance share plans to 31 March 2008, awards comprising an aggregate of 38,548,775 shares and 125,189,599 shares have been granted under the Share Plan 2003 and Share Plan 2004 respectively.

6.2 Performance Shares (cont'd)

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows -

Date of grant	Balance as at 1 Apr 07 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 08 ('000)
Performance shares (General Awards)					
For staff and senior management					
26.05.04	23,071	-	(17,095)	(5,976)	-
01.09.04	466	-	(349)	(117)	-
26.11.04	50	-	(38)	(12)	-
26.05.05	23,797	-	(83)	(1,626)	**22,088**
25.08.05	154	-	(85)	(69)	-
30.11.05	299	-	-	-	**299**
28.02.06	454	-	-	-	**454**
25.05.06	31,618	-	(179)	(2,973)	**28,466**
24.08.06	20	-	-	-	**20**
28.11.06	30	-	-	-	**30**
02.03.07	418	-	-	-	**418**
29.05.07	-	16,804	(18)	(1,123)	**15,663**
03.09.07	-	55	-	(45)	**10**
28.11.07	-	107	-	-	**107**
27.02.08	-	98	-	-	**98**
	80,377	17,064	(17,847)	(11,941)	**67,653**
For Group Chief Executive Officer (Chua Sock Koong)					
26.05.04	357	-	(267)	(90)	-
26.05.05	336	-	-	-	**336**
28.02.06	455	-	-	-	**455**
25.05.06	470	-	-	-	**470**
29.05.07	-	592	-	-	**592**
	1,618	592	(267)	(90)	**1,853**
For former Executive Director (Lee Hsien Yang)					
26.05.04	750	-	(563)	(187)	-
26.05.05	899	-	(374)	(525)	-
25.05.06	1,145	-	(239)	(906)	-
	2,794	-	(1,176)	(1,618)	-
Sub-total	**84,789**	**17,656**	**(19,290)**	**(13,649)**	**69,506**

SUMMARY DIRECTORS' REPORT

For the financial year ended 31 March 2008

6.2 Performance Shares (cont'd)

Date of grant	Balance as at 1 Apr 07 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 08 ('000)
Performance shares (Senior Management Awards)					
For senior management					
26.05.04	660	-	(651)	(9)	-
26.05.05	1,223	-	-	-	**1,223**
25.05.06	1,972	-	(76)	(97)	**1,799**
29.05.07	-	1,714	(22)	(74)	**1,618**
	3,855	1,714	(749)	(180)	**4,640**
For Group Chief Executive Officer (Chua Sock Koong)					
26.05.04	267	-	(267)	-	-
26.05.05	251	-	-	-	**251**
25.05.06	323	-	-	-	**323**
29.05.07	-	440	-	-	**440**
	841	440	(267)	-	**1,014**
For former Executive Director (Lee Hsien Yang)					
26.05.04	750	-	(750)	-	-
26.05.05	745	-	(497)	(248)	-
25.05.06	786	-	(262)	(524)	-
	2,281	-	(1,509)	(772)	-
Sub-total	**6,977**	**2,154**	**(2,525)**	**(952)**	**5,654**
Total	**91,766**	**19,810**	**(21,815)**	**(14,601)**	**75,160**

During the financial year, awards in respect of an aggregate of 21,815,012 shares granted under the Share Plan 2004 were vested. The awards under Share Plan 2004 were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

As at 31 March 2008, no participant has been granted options under the 1999 Scheme and / or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents five per cent or more of the aggregate of -

(i) the total number of new shares available under the Share Plan 2004 and the 1999 Scheme collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.

7. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent -

Nicky Tan Ng Kuang (Chairman of the Audit Committee)
Graham John Bradley
Dominic Chiu Fai Ho (appointed on 14 January 2008)
Kaikhushru Shiavax Nargolwala

8. UNUSUAL ITEMS DURING AND AFTER THE FINANCIAL YEAR

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Group for the financial year in which this report is made, or render any item in the financial statements of the Group and Company for the current financial year misleading, and/ or affect the ability of the Group and the Company in meeting the obligations as and when they fall due, except as disclosed in the notes to the full financial statements.

The Summary Financial Statement set out on pages 7 to 23 was approved by the Board of Directors on 13 May 2008 and was signed on its behalf by -



Chumpol NaLamlieng
Chairman



Chua Sock Koong
Director

Singapore, 13 May 2008

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

For the financial year ended 31 March 2008

We have examined the Summary Financial Statement set out on pages 7 to 23.

In our opinion, the Summary Financial Statement is consistent in all material aspects with the full financial statements and Directors' Report of Singapore Telecommunications Limited ("Company") and its subsidiaries ("Group") for the year ended 31 March 2008 from which they were derived and complies with the requirements of Section 203A of the Singapore Companies Act, Chapter 50 and the regulations made thereunder, applicable to a Summary Financial Statement.

For a better understanding of the state of affairs of the Company and of the Group as at 31 March 2008 and of the results of the Group for the financial year ended on that date and of the scope of our audit, the Summary Financial Statement should be read in conjunction with the full financial statements and our audit report thereon.

We have issued an unqualified audit report dated 13 May 2008 on the full financial statements of Singapore Telecommunications Limited and its subsidiaries for the year ended 31 March 2008, which is as follows -

"INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED
For the financial year ended 31 March 2008

We have audited the accompanying financial statements of Singapore Telecommunications Limited (the Company) and its subsidiaries (the Group) which comprise the balance sheets of the Group and the Company as at 31 March 2008, the income statement, statement of changes in equity and cash flow statement of the Group and the statement of changes in equity of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 83 to 178.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes: devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair income statement and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2008 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."



Deloitte & Touche
Public Accountants and
Certified Public Accountants

Singapore, 13 May 2008

Note:

1. The page numbers are as stated in the Independent Auditors' Report dated 13 May 2008 included in Singapore Telecommunications Limited's full financial statements for the financial year ended 31 March 2008.

SUMMARY CONSOLIDATED INCOME STATEMENT

For the financial year ended 31 March 2008

	2008 S$ Mil	2007 S$ Mil
Operating revenue	**14,844.4**	13,376.9
Operating expenses	**(10,392.5)**	(9,212.1)
Other income	**78.3**	116.9
	4,530.2	4,281.7
Compensation from IDA	**-**	337.0
Depreciation and amortisation	**(1,886.9)**	(1,854.6)
Exceptional items	**(50.1)**	185.0
Profit on operating activities	**2,593.2**	2,949.[illegible]
Share of results of associated and joint venture companies	**2,066.5**	1,537.7
Profit before interest, investment income and tax	**4,659.7**	4,486.8
Interest and investment income	**216.2**	87.3
Finance costs	**(392.9)**	(421.4)
Profit before tax	**4,483.0**	4,152.7
Tax expense	**(522.3)**	(373.4)
Profit after tax	**3,960.7**	3,779.3
Attributable to -		
Shareholders of the Company	**3,960.2**	3,778.8
Minority interests	**0.5**	0.5
	3,960.7	3,779.3
Earnings per share attributable to shareholders of the Company		
- basic (cents)	**24.90**	23.25
- diluted (cents)	**24.76**	23.13

SUMMARY BALANCE SHEETS

As at 31 March 2008

	Group		Company	
	2008	2007	2008	2007
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Current assets				
Cash and cash equivalents	**1,372.0**	1,390.1	**614.4**	188.5
Trade and other receivables	**2,540.9**	2,459.3	**1,597.1**	1,477.1
Financial assets at fair value through profit or loss	**11.0**	341.5	**-**	-
Derivative financial instruments	**2.5**	-	**1.2**	-
Inventories	**123.6**	93.4	**18.9**	6.3
	4,050.0	4,284.3	**2,231.6**	1,671.9
Non-current assets				
Property, plant and equipment	**10,124.2**	9,729.6	**1,985.4**	1,970.9
Intangible assets	**10,056.5**	10,091.4	**3.0**	3.3
Subsidiaries	**-**	-	**13,982.3**	18,319.0
Associated companies	**1,086.9**	93.9	**24.7**	24.7
Joint venture companies	**7,453.0**	7,077.5	**29.9**	49.1
Available-for-sale investments	**352.6**	42.4	**37.0**	33.3
Derivative financial instruments	**358.0**	191.6	**358.0**	191.6
Deferred tax assets	**1,083.0**	1,047.7	**-**	-
Other non-current receivables	**150.1**	100.1	**89.0**	16.9
	30,664.3	28,374.2	**16,509.3**	20,608.8
Total assets	**34,714.3**	32,658.5	**18,740.9**	22,280.7
Current liabilities				
Trade and other payables	**3,360.1**	3,066.6	**2,890.6**	4,903.5
Provision	**12.7**	11.2	**-**	-
Current tax liabilities	**345.8**	343.4	**237.1**	225.4
Borrowings (unsecured)	**1,874.3**	196.3	**487.1**	-
Borrowings (secured)	**0.3**	0.6	**-**	-
Derivative financial instruments	**162.5**	17.8	**155.7**	5.0
	5,755.7	3,635.9	**3,770.5**	5,133.9

SUMMARY BALANCE SHEETS

As at 31 March 2008

		Group		Company	
		2008	2007	2008	2007
	Note	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Non-current liabilities					
Borrowings (unsecured)		**5,668.2**	6,271.2	**3,891.2**	4,397.0
Borrowings (secured)		-	0.3	-	-
Advance billings		**395.5**	360.7	**108.4**	50.6
Deferred income		**40.1**	16.3	**8.5**	13.1
Derivative financial instruments		**1,334.4**	1,008.6	**953.1**	736.0
Deferred tax liabilities		**329.5**	315.4	**234.5**	231.3
Other non-current liabilities		**188.6**	200.1	**14.8**	17.0
		7,956.3	8,172.6	**5,210.5**	5,445.0
Total liabilities		**13,712.0**	11,808.5	**8,981.0**	10,578.9
Net assets		**21,002.3**	20,850.0	**9,759.9**	11,701.8
Share capital and reserves					
Share capital	3	**2,593.7**	2,562.1	**2,593.7**	2,562.1
Reserves		**18,405.8**	18,285.1	**7,166.2**	9,139.7
Equity attributable to shareholders of the Company		**20,999.5**	20,847.2	**9,759.9**	11,701.8
Minority interests		**2.8**	2.8	-	-
Total equity		**21,002.3**	20,850.0	**9,759.9**	11,701.8

SELECTED NOTES TO THE SUMMARY FINANCIAL STATEMENT

For the financial year ended 31 March 2008

1. BASIS OF PREPARATION

The Group has applied the same accounting policies which are consistent with those used in the previous financial year except for the adoption of certain new or revised Financial Reporting Standards ("**FRS**") and Interpretations to FRS that became mandatory from 1 April 2007. The adoption did not result in substantial changes to the Group's accounting policies.

2. KEY MANAGEMENT PERSONNEL COMPENSATION

	Group	
	2008 S$ Mil	2007 S$ Mil
Key management personnel compensation [1]		
Directors' fees and remuneration [2]	**5.3**	5.7
Other key management personnel remuneration [3] [4]	**10.8**	10.2
	16.1	15.9

Notes:

(1) Comprised base salary, annual wage supplement, bonus, contributions to defined contribution plans and other cash benefits and does not include performance share expense.

From this financial year, bonus has been included on an accrual basis instead of cash basis. The comparatives have been restated on the same basis.

(2) Chua Sock Koong, the Group Chief Executive Officer, was the only Executive Director of the Company in the current financial year ended 31 March 2008.

For the previous financial year ended 31 March 2007, the directors' remuneration comprised the remuneration of former Group Chief Executive Officer, Lee Hsien Yang, as well as the remuneration of Chua Sock Koong from the date of her appointment as a Director from 12 October 2006.

The Directors were awarded up to 1,031,517 (2007: 2,723,114) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for the Directors computed in accordance with FRS 102, *Share-based Payment*, was S$2.1 million (2007: S$3.9 million).

(3) For the previous financial year ended 31 March 2007, compensation included Chua Sock Koong's remuneration from 1 April 2006 to 11 October 2006.

(4) The other key management personnel were awarded up to 2,764,892 (2007: 3,367,652) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for other key management computed in accordance with FRS 102, *Share-based Payment*, was S$6.3 million (2007: S$5.2 million).

The other key management personnel of the Group comprise members of SingTel's Management Committee.

SELECTED NOTES TO THE SUMMARY FINANCIAL STATEMENT

For the financial year ended 31 March 2008

3. SHARE CAPITAL

	2008		2007	
Group and Company	Number of shares Mil	Share capital S$ Mil	Number of shares Mil	Share capital S$ Mil
Balance as at 1 Apr	**15,905.6**	**2,562.1**	16,703.3	4,774.7
Issue of shares under share options	**15.2**	**31.6**	31.3	59.0
Cancellation of shares on capital reduction	-	-	(829.0)	(2,271.6)
Balance as at 31 Mar	**15,920.8**	**2,593.7**	15,905.6	2,562.1

4. DIVIDENDS

	Group		Company	
	2008 S$ Mil	2007 S$ Mil	2008 S$ Mil	2007 S$ Mil
Final dividend of 6.5 cents (one-tier tax exempt) (2007: 10.0 cents net of tax of 20.0 per cent) per share and special dividend of 9.5 cents (one-tier tax exempt) (2007: nil) per share, paid	**2,544.7**	1,336.4	**2,546.5**	1,337.2
Interim dividend of 5.6 cents (one-tier tax exempt) (2007: 4.5 cents net of tax of 18.0 per cent) per share, paid	**890.7**	584.5	**891.5**	585.0
	3,435.4	1,920.9	**3,438.0**	1,922.2

During the year, a final one-tier exempt ordinary dividend of 6.5 cents per share and a special one-tier exempt ordinary dividend of 9.5 cents per share were paid in respect of the financial year ended 31 March 2007, and an interim one-tier exempt ordinary dividend of 5.6 cents per share was paid in respect of the financial year ended 31 March 2008.

The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

The Directors have proposed a final one-tier exempt ordinary dividend of 6.9 cents per share totalling S$1.10 billion for the Group and Company in respect of the financial year ended 31 March 2008 for approval at the forthcoming Annual General Meeting.

These financial statements do not reflect the final dividend payable of S$1.10 billion, which will be accounted for in the shareholders' equity as an appropriation of 'Retained Earnings' in the next financial year ending 31 March 2009.

5. RELATED PARTY TRANSACTIONS

Related parties consist of key management of the Group, subsidiaries of the ultimate holding company and associated and joint venture companies of the Group. In addition to the related party information disclosed elsewhere in the financial statements, the Group had the following significant transactions and balances with related parties -

	Group	
	2008	2007
	S$ Mil	S$ Mil
Revenue		
Subsidiaries of ultimate holding company		
Telecommunications	**100.9**	90.1
Rental and maintenance	**29.6**	30.7
Information technology	**3.1**	4.6
Associated and joint venture companies		
Telecommunications	**22.4**	20.0
Expenses		
Subsidiaries of ultimate holding company		
Telecommunications	**72.9**	68.2
Utilities	**67.3**	52.7
Associated and joint venture companies		
Telecommunications	**121.7**	94.4
Transmission capacity	**40.9**	35.4
Postal	**11.6**	11.6
Rental	**1.6**	4.1
Due from related parties	**20.0**	15.8
Due to related parties	**9.5**	3.7

All the above transactions were at normal commercial terms and conditions and market rates.

Please refer to Note 2 for information on key management personnel compensation.

SHAREHOLDER INFORMATION

As at 30 May 2008

Ordinary shares

Number of ordinary shareholders	309,216
Number of holders of CHESS Units of Foreign Securities relating to ordinary shares in the Company ("**CUFS**")	24,136

Voting rights:
On a show of hands - every member present in person and each proxy shall have one vote
On a poll - every member present in person or by proxy shall have one vote for every share he holds or represents
(The Company cannot exercise any voting rights in respect of shares held by it as treasury shares)

SingTel shares are listed on Singapore Exchange Securities Trading Limited and ASX Limited ("**ASX**") (in the form of CUFS).

Substantial shareholders

	Direct Interest	Deemed Interest
Temasek Holdings (Private) Limited	8,613,550,910	128,116,187•
The Capital Group Companies, Inc.	-	852,988,234*

•Includes 90,213,235 shares held by DBS Nominees Pte Ltd as custodian. Interest is deemed through shares in which Temasek Holdings (Private) Limited's subsidiaries and/or associated companies have or are deemed to have an interest.

*The Capital Group Companies, Inc.'s interest is deemed through shareholdings of its associated and/or subsidiary companies.

Major shareholders list - Top 20

No.	Name	No. of shares held	% of issued share capital•
1.	Temasek Holdings (Private) Limited	8,613,550,910	54.11
2.	DBS Nominees Pte Ltd	1,947,815,287+	12.24
3.	DBSN Services Pte Ltd	1,538,327,418	9.66
4.	Central Provident Fund Board	978,206,547	6.15
5.	Citibank Nominees Singapore Pte Ltd	691,519,324	4.34
6.	HSBC (Singapore) Nominees Pte Ltd	670,966,714	4.22
7.	Chess Depositary Nominees Pty Limited	482,474,778	3.03
8.	United Overseas Bank Nominees Pte Ltd	301,549,147	1.89
9.	Raffles Nominees Pte Ltd	104,140,295	0.65
10.	DB Nominees (S) Pte Ltd	63,548,398	0.40
11.	Morgan Stanley Asia (Singapore) Securities Pte Ltd	26,053,804	0.16
12.	Oversea-Chinese Bank Nominees Pte Ltd	22,371,030	0.14
13.	TM Asia Life Singapore Ltd - Par Fund	19,373,320	0.12
14.	OCBC Nominees Singapore Pte Ltd	18,565,616	0.12
15.	Merrill Lynch (Singapore) Pte Ltd	15,411,300	0.10
16.	Royal Bank of Canada (Asia) Ltd	9,294,680	0.06
17.	Societe Generale S'pore Branch	8,667,338	0.05
18.	UOB Kay Hian Pte Ltd	7,023,441	0.04
19.	OCBC Securities Private Limited	5,451,636	0.03
20.	DBS Vickers Securities (S) Pte Ltd	4,088,135	0.03
		15,528,399,118	97.55

'The shares held by CHESS Depositary Nominees Pty Ltd are held on behalf of the persons entered in the register of CUFS holders.

•The percentage of issued ordinary shares is calculated based on the number of issued ordinary shares of the Company as at 30 May 2008, excluding 3,272,066 ordinary shares held as treasury shares as at that date.

+Excludes 3,272,066 ordinary shares held by DBS Nominees Pte Ltd as treasury shares for the account of the Company.

SHAREHOLDER INFORMATION

As at 30 May 2008

Major CUFS holders list* - Top 20

No.	Name	No. of CUFS held	% of issued share capital#
1.	National Nominees Limited	123,519,448	0.78
2.	J P Morgan Nominees Australia Limited	49,034,329	0.31
3.	HSBC Custody Nominees (Australia) Limited	33,850,407	0.21
4.	ANZ Nominees Limited (Cash Income A/C)	30,060,257	0.19
5.	Citicorp Nominees Pty Limited	20,802,998	0.13
6.	Cogent Nominees Pty Limited (SMP ACCOUNTS)	13,292,644	0.08
7.	Cogent Nominees Pty Limited	13,173,208	0.08
8.	AMP Life Limited	11,414,408	0.07
9.	RBC Dexia Investor Services Australia Nominees Pty Limited	10,641,058	0.07
10.	Citicorp Nominees Pty Limited (CFS WSLE Imputation Fund A/C)	9,436,770	0.06
11.	Citicorp Nominees Pty Limited (CFS Imputation Fund A/C)	6,505,151	0.04
12.	Citicorp Nominees Pty Limited (CFSIL CWLTH Aust Shs 1 A/C)	5,600,000	0.04
13.	Australian Reward Investment Alliance	4,767,184	0.03
14.	J P Morgan Nominees Australia Limited	4,672,944	0.03
15.	Citicorp Nominees Pty Limited (CFS WSLE Aust Share Fund A/C)	4,561,643	0.03
16.	Citicorp Nominees Pty Limited (CFSIL CFS WS SMALL COMP A/C)	4,397,773	0.03
17.	Citicorp Nominees Pty Limited (CWLTH BANK OFF SUPER A/C)	4,026,780	0.02
18.	The Australian National University	3,650,000	0.02
19.	HSBC Custody Nominees (Australia) Limited - A/C 2	3,157,481	0.02
20.	Citicorp Nominees Pty Limited (CFSIL CFS WS Aust SHRE A/C)	3,135,448	0.02
		359,699,931	2.26

* CUFS are CHESS Units of Foreign Securities relating to ordinary shares in the Company. The shares are held by CHESS Depositary Nominees Pty Ltd on behalf of the persons entered in the CUFS register.

The percentage of issued ordinary shares is calculated based on the number of issued ordinary shares of the Company as at 30 May 2008, excluding 3,272,066 ordinary shares held as treasury shares as at that date.

Analysis of shareholders and CUFS holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 - 999	278,386	83.51	63,979,299	0.41
1,000 - 5,000	40,445	12.13	94,284,818	0.59
5,001 - 10,000	8,155	2.45	61,834,814	0.39
10,001 - 100,000	5,964	1.79	145,210,250	0.91
100,001 - 1,000,000	336	0.10	82,446,717	0.52
1,000,001 and above	66	0.02	15,473,383,103	97.18
	333,352	100.00	15,921,139,001	100.00
Number of holders holding less than a marketable parcel				4,332

Notes:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Ltd is ignored.
2. Based on information available to the Company as at 30 May 2008, approximately 39.72%# of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.
3. A marketable parcel is defined in the ASX Listing Rules as a parcel of securities of not less than $500 in Australian dollars, based on the closing price of the securities on the ASX.
4. As at 30 May 2008, the number of ordinary shares held in treasury is 3,272,066, and the percentage of such holding against the total number of issued ordinary shares (excluding ordinary shares held as treasury shares) is 0.02%.

The percentage of issued ordinary shares is calculated based on the number of issued ordinary shares of the Company as at 30 May 2008, excluding 3,272,066 ordinary shares held as treasury shares as at that date.

SHARE PURCHASE MANDATE

At the Extraordinary General Meeting of the Company held on 27 July 2007 ("**2007 EGM**"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than 10 per cent of the issued ordinary share capital of the Company as at the date of the 2007 EGM. As at 30 May 2008, there is no current on-market buy-back of shares pursuant to the mandate.

SHAREHOLDER RETURNS

SHARE PRICE PERFORMANCE

SingTel's share price rose 19 percent on the SGX and 18 percent on the ASX between April 2007 and March 2008.

SingTel Share Price Performance - 1 April 2007 to 31 March 2008


40%
30%
20%
10%
0%
-10%
-20%
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Mar 08
SingTel - SGX, 19%
SingTel - ASX, 18%
MSCI Global Telecommunications Index, -3%
MSCI Asia Pacific Telecommunications Index, 10%
STI Index, -5%
Source Bloomberg

SHAREHOLDER PAYOUT

SingTel has a track record of generous shareholder payout.

For the financial year ended 31 March 2008, the Board has recommended a final ordinary dividend of 6.9 cents a share. Together with the interim ordinary dividend of 5.6 cents a share, total distribution for the year will amount to S$2.0 billion. This brings our total shareholder payout to approximately S$22 billion since 2000, or 82 per cent of earnings over the same period.

We have also raised SingTel's dividend payout ratio to 45 to 60 percent of underlying net profit, up from 40 to 50 percent previously.

Shareholder Payout (S$ billion)


Ordinary Dividend
Special Dividend
Capital Reduction
1.9
1.2
3.0
0.8
2.3
1.5
0.8
0.9
1.0
1.0
1.1
1.3
1.7
1.8
2.0
2000
2001
2002
2003
2004
2005
2006
2007
2008

SINGTEL CONTACT POINTS

SINGAPORE

SingTel Headquarters
31 Exeter Road, Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

NCS Pte. Ltd.
5 Ang Mo Kio Street 62
NCS Hub Singapore 569141
Republic of Singapore
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg

AUSTRALIA

SingTel Optus Pty Limited

Sydney (Head Office)
Optus Centre Sydney
1 Lyonpark Road
Macquarie Park, NSW 2113, Australia
Tel: +61 2 8082 7800
Fax: +61 2 8082 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Adelaide
Level 4, 431-439 King William Street
Adelaide, SA 5000, Australia
Tel: +61 8 8468 5100
Fax: +61 8 8468 5166

Brisbane
Level 21, 12 Creek Street
Brisbane, QLD 4000, Australia
Tel: +61 7 3317 3700
Fax: +61 7 3317 3777

Canberra
Level 3, 10 Moore Street
Canberra, ACT 2601, Australia
Tel: +61 2 6222 3800
Fax: +61 2 6222 3838

Darwin
49 Woods Street
Darwin, NT 0800, Australia
Tel: +61 8 8982 0500
Fax: +61 8 8924 4016

Melbourne
367 Collins Street
Melbourne, VIC 3000, Australia
Tel: +61 3 9233 4000
Fax: +61 3 9233 4900

Perth
Level 3, 1260 Hay Street
West Perth, WA 6005, Australia
Tel: +61 8 9288 3000
Fax: +61 8 9288 3030

BANGLADESH

Dhaka
Singapore Telecommunications Limited
(Bangladesh Liaison Office)
Bay's 50 Mohakhali
15th Floor (South Block), Dhaka-1212
Tel: +880 2 883 5120
Fax: +880 2 988 0037

CHINA

Beijing
Unit 1503, Beijing Silver Tower
2 Dongsanhuanbei Road
Chaoyang District, Beijing 100027
People's Republic of China
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196

Guangzhou
Room 918, Garden Tower
368 Huan Shi East Road
Guangzhou City 510064
Guangdong Province
People's Republic of China
Tel: +86 20 8388 2483
Fax: +86 20 8365 2660

Shanghai
Room 2302, Resource Plaza
No. 268 Zhongshan Road (South)
Shanghai 200010
People's Republic of China
Tel: +86 21 6332 3818
Fax: +86 21 6332 3819

EUROPE

Frankfurt
Platz der Einheit 1
60327 Frankfurt Main, Germany
Tel: +49 69 9750 3445
Fax: +49 69 9750 3200

London
201-203 City Road
London EC1V1JN, United Kingdom
Tel: +44 207 988 8000
Fax: +44 20 7988 0088

Paris
24 Avenue Hoche
75008 Paris, France
Tel: +33 1 47 63 89 99
Fax: +33 1 47 63 44 76

HONGKONG

Suites 2002-6, Tower 6
The Gateway, Canton Road
Tsimshatsui Kowloon, Hong Kong
Tel: +852 2877 1500
Fax: +852 2802 1500

INDIA

Bangalore
Suite No: 117
DBS Business Centre
26 Cunningham Road
Bangalore 560052, India
Tel: +91 80 2226 7272
Fax: +91 80 2225 0509

Chennai
DBS Executive Centre
31A, Cathedral Garden Road
Chennai 600034, India
Tel: +91 44 2831 1226 /
+91 44 2827 5191
Fax: +91 44 2821 4066

Hyderabad
DBS Business Center
105-DBS House
1-7-43-46, Sardar Patel Road
Secunderabad - 500003, India
Tel: +91 40 2784 6970 /
+91 40 2784 2588 Extn. 105
Fax: +91 40 2784 6955

Kolkatta
Suite #12A, Apeejay Business Centre
Apeejay House , Block "A"
15 Park Sreet, Kolkatta - 700 016, India
Tel: +91 33 2217 1136
Fax: +91 33 2217 1137

SINGTEL CONTACT POINTS

Mumbai
Sahar Plaza
11 Bonanza Wing B
Mathuradas Vasanji Road
Andheri East, Mumbai 400 069, India
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996

New Delhi
B-1401, 14th Floor, Statesman House
148 Barakhamba Road
New Delhi 110001, India
Tel: +91 11 5152 1199
Fax: +91 11 5152 1683

INDONESIA

Jakarta
Plaza Lippo Building
15th Floor, Suite 1505
Jalan Jenderal Sudirman Kavling 25
Jakarta 12920, Indonesia
Tel: +62 21 526 7937 38
Fax: +62 21 526 7939

JAPAN

Osaka
Osaka Network Centre (ONC)
NTT Data Dojima Building
13F, 3-1-21, Dojima Kita-Ku
Osaka 530-0003, Japan
Tel: +81 6 6458 1405/1407
Fax: +81 6 6458 1401

Tokyo
Arco Tower Building
5F, 1-8-1 Shimomeguro
Meguro-ku, Tokyo 153-0064, Japan
Tel: +81 3 5437 7033
Fax: +81 3 5437 7066

KOREA

Seoul Office
Hansol Building 11th Floor
736-1 Yoksam-Dong, Kangnam-Gu
Seoul, Korea Zip: 135-983
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589

MALAYSIA

Kuala Lumpur
Information Network Services
Sdn Bhd (SingTel)
602B, Level 6, Tower B, Uptown 5
5. Jalan SS21/39, Damansara Uptown
47400 Petaling Jaya
Tel: +603 7728 2813
Fax: +603 7727 6186

MIDDLE EAST

Dubai
P.O Box 302430 Dubai
DIC-12, Office #2-211
United Arab Emirate
Tel: +971 4363 6705
Fax: +971 4361 1063

PHILIPPINES

Manila
Unit 1504 Liberty Center
104 H.v de la Costa Street
Salcedo Village, Makati City 1200
Philippines
Tel: +63 2 887 2791
Fax: +63 2 887 2763

TAIWAN

Taipei
2F, No 290, Section 4
Chung Hsiao East Road, Taipei
Taiwan, Republic Of China
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083

THAILAND

Bangkok
9th Floor, Unit 6
500 Amarin Tower
Ploenchit Road, Lumpini
Pathumwan, Bangkok 10330,Thailand
Tel: +66 2 256 9875/6
Fax: +66 2 256 9808

USA

Chicago
8770 West Bryn Mawr
Suite 1302, Chicago Illinois 60631
Tel: +1 773 867 8122
Fax: +1 773 867 8121

Houston
2100 West Loop South
Suite 900 Houston TX 77027
Tel: +1 713 590 5134
Fax: +1 713 590 5131

Los Angeles
624 South Grand
8th Floor, Suite 825
Los Angeles 90017
Tel: +1 818 705 8523
Fax: +1 818 307 5300

New York
60 Hudson Street.
22nd Floor, Suite 2202
New York NY 10013

San Francisco
100 Marine Parkway, Suite 450
Redwood City, CA 94065

VIETNAM

Hanoi
Suite 502, Nguyen Du Building
30, Nguyen Du Street
Hai Ba Trung District
Hanoi, Vietnam
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163

Ho Chi Minh
Business Centre
Sun Wah Tower
115, Nguyen Hue Boulevard
District 1, Ho Chi Minh City, Vietnam
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163

A METAFUSION DESIGN



HEADQUARTERS
Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Website: www.singtel.com





SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 16TH ANNUAL GENERAL MEETING of the Company will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 25 July 2008 at 3.00 p.m. to transact the following businesses:

Ordinary Business

1. To receive and adopt the Financial Statements for the financial year ended 31 March 2008, the Directors' Report and the Auditors' Report thereon. **Resolution 1**

2. To declare a final dividend of 6.9 cents per share in respect of the financial year ended 31 March 2008. **Resolution 2**

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election [(1)]:
   (a) Mr Graham John Bradley [(2)] (independent member of the Audit Committee) **Resolution 3**
   (b) Mr Chumpol NaLamlieng [(2)] **Resolution 4**
   (c) Mr Nicky Tan Ng Kuang [(2)] (independent member of the Audit Committee). **Resolution 5**

4. To re-elect Mr Dominic Chiu Fai Ho [(2)] (independent member of the Audit Committee) who ceases to hold office in accordance with Article 103 of the Company's Articles of Association and who, being eligible, offers himself for re-election. **Resolution 6**

5. To approve payment of Directors' fees by the Company of up to S$2,250,000 for the financial year ending 31 March 2009 (2008: up to S$2,250,000) [(3)]. **Resolution 7**

6. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **Resolution 8**

7. To transact any other business of an Annual General Meeting.

Notes:

(1) Professor Tommy Koh will cease to hold office at the conclusion of the 16th Annual General Meeting and has declined to stand for re-election.

(2) Detailed information on these Directors can be found under 'Board of Directors' and 'Corporate Governance Report' in the Company's Annual Report 2007/2008.

(3) Voting Exclusion – Resolution 7
The Company will disregard any votes cast on this Resolution by:
(a) a Director of the Company; and
(b) an associate (as defined for the purposes of the Listing Rules of ASX Limited) of that person (or those persons).
However, the Company need not disregard a vote if:
(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Special Business

8. To consider and, if thought fit, to pass with or without amendments the following Resolutions as Ordinary Resolutions:

    (a) That authority be and is hereby given to the Directors to:

    (i) (1) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

    (2) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

    at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

    (ii) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

    provided that:

    (I) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (II) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to his Resolution) does not exceed 10 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (II) below);

    (II) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (I) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

    (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

    (b) any subsequent bonus issue or consolidation or sub-division of shares;

    (III) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST and the rules of any other stock exchange on which the shares of the Company may for the time being be listed or quoted ("Other Exchange") for the time being in force (unless such compliance has been waived by the SGX-ST or, as the case may be, the Other Exchange) and the Articles of Association for the time being of the Company; and

    (IV) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. **Resolution 9**

    (b) That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 5 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme. **Resolution 10**

(c) That approval be and is hereby given to the Directors to grant awards in accordance with the provisions of the SingTel Performance Share Plan ("Share Plan") and to allot and issue from time to time such number of fully paid-up shares in the capital of the Company as may be required to be issued pursuant to the vesting of awards under the Share Plan, provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan shall not exceed 10 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time. **Resolution 11**

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 26 June 2008

Additional Information for Item under the Heading "Ordinary Business"

Resolution 7 is to facilitate payment of Directors' fees during the financial year in which the fees are incurred. The Directors' fees are calculated based on, amongst other things, the number of expected Board and committee meetings for the financial year 2008/2009 and the number of Directors expected to hold office during the course of that year.

Statement Pursuant to Article 58(C) of the Articles of Association of the Company

Resolution 9 is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company, with a sub-limit of 10 per cent. for issues other than on a *pro rata* basis to shareholders. The 10 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company, and is also lower than the 15 per cent. sub-limit approved by shareholders at last year's 15th Annual General Meeting. The Directors believe that a lower sub-limit of 10 per cent. for non-*pro rata* issues under the general share issue mandate will at present sufficiently address the Company's need for flexibility to raise capital and pursue future business opportunities whilst providing shareholders enhanced protection against dilution. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time that Resolution 9 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent bonus issue or consolidation or sub-division of shares.

Resolution 10 is to empower the Directors to issue shares in the capital of the Company pursuant to the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme does not exceed 5 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme.

Resolution 11 is to empower the Directors to grant awards and to issue shares in the capital of the Company pursuant to the SingTel Performance Share Plan ("Share Plan"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan does not exceed 10 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time.

Notwithstanding Resolutions 9, 10 and 11, as the Company is admitted to the official list of ASX Limited, the Company is bound to comply with the Listing Rules of ASX Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd ("CDN") (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend, speak and vote instead of him, and such proxy need not be a member of the Company.
2. Every instrument of proxy, other than instruments of proxy from CDN, must be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.
   Every instrument of proxy from CDN must be lodged by the holders of CHESS Units of Foreign Securities ("CUFS") relating to ordinary shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Annual General Meeting.
3. To obtain a complimentary copy of CDN's Financial Services Guide ("FSG"), or any Supplementary FSG, a member or CUFS holder may visit www.asx.com.au/cdis or phone 1300 300 2790 to have one sent to him.

NOTICE OF BOOKS CLOSURE

(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 11 August 2008 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 8 August 2008 will be registered to determine members' entitlements to the proposed final dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 8 August 2008 will be entitled to the proposed final dividend. Payment of the final dividend, if approved by members at the 16th Annual General Meeting, will be made on 28 August 2008.

NOTICE OF RECORD DATE

(for Shares Quoted on ASX Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final dividend is 8 August 2008. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final dividend. Payment of the final dividend, if approved by members at the 16th Annual General Meeting, will be made on 28 August 2008.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final dividend in relation to the Shares which are listed on ASX Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 26 June 2008

Notes:

A member (other than CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel dividends credited directly into his bank account should contact The Central Depository (Pte) Limited at Tel: +65 6535 7511, if he has not already signed/returned his Direct Crediting Authorisation Form.

A CUFS holder who wishes to have his SingTel dividends credited directly into his bank account should contact the Company's Australian registry, Computershare Investor Services Pty Limited at Tel: 1800 501 501 or +61 3 9615 5970, if he has not already signed/returned his Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded from www.computershare.com.



SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

Company Registration Number. 199201624D

26 June 2008

Dear **Shareholder**

This year's annual report, as in the previous years, comprises two separate reports:

(i) the Summary Financial Report which contains a summary of the Directors' Report and financial statements in the Annual Report; and

(ii) the Annual Report which contains the audited full financial statements of the Company for the financial year ended 31 March 2008.

The Summary Financial Report is automatically provided (unless instructed otherwise) to all existing SingTel shareholders. The Annual Report is provided at no cost upon request.

To receive a copy of the Annual Report for this year and for future years, or to make changes to your earlier requests, please tick the appropriate box below and return the Request Form to SingTel no later than 4 July 2008. If we do not receive your Request Form, we will take it that you do not wish to receive copies of the Annual Report for this year and future years for so long as you are a SingTel shareholder and/or that you do not wish to change your previous requests. This request will supersede all earlier requests.

Yours faithfully
For and on behalf of
Singapore Telecommunications Limited

Ms Chan Su Shan (Ms)
Company Secretary

Please return this form ONLY if you wish to change your previous request

REQUEST FORM

To: Singapore Telecommunications Limited

N.B. Please tick one option only.

[ ] Please send me a copy of the Summary Financial Report for the financial year 2007/2008 and for as long as I am a SingTel shareholder.

[ ] Please send me a copy of the Annual Report, in addition to the Summary Financial Report, for the financial year 2007/2008 and for as long as I am a SingTel shareholder.

[ ] I do not wish to receive copies of the Summary Financial Report or the Annual Report for so long as I am a SingTel shareholder.

Name of Shareholder: ______________________________

NRIC/Passport Number: ______________________________

Mailing Address: ______________________________

____

Signature: ____________________ Date: ____________

1st fold

2nd fold

Postage will be paid by addressee For posting in Singapore only

BUSINESS REPLY SERVICE
PERMIT NO.02601



The Secretariat
Singapore Telecommunications Limited
10 Eunos Road 8
#02-36 Singapore Post Centre
Singapore 408600

CIRCULAR DATED 26 JUNE 2008

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares, or CHESS Units of Foreign Securities relating to ordinary shares ("**CUFS**"), in the capital of Singapore Telecommunications Limited (the "**Company**"), you should immediately forward this Circular and the Proxy Form enclosed with this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any statements made or opinions expressed in this Circular.


SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

CIRCULAR TO SHAREHOLDERS AND CUFS HOLDERS

IN RELATION TO

(1) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE;

(2) THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF ASX LIMITED; AND

(3) THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	23 July 2008 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	25 July 2008 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 16th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	NTUC Auditorium One Marina Boulevard Level 7, NTUC Centre Singapore 018989

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"ASX"	:	ASX Limited (ABN 98 008 624 691) or the stock market conducted by ASX Limited, as the context requires.
"ASX Associate"	:	An associate of a Director for the purposes of the ASX Listing Rules as described in paragraph 3.1 of the Letter to Shareholders and CUFS Holders contained in this Circular.
"CDP"	:	The Central Depository (Pte) Limited.
"2007 Circular"	:	The Company's Circular to Shareholders and CUFS Holders dated 28 June 2007.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company"	:	Singapore Telecommunications Limited.
"CPF"	:	The Central Provident Fund Board.
"CUFS"	:	CHESS Units of Foreign Securities relating to Shares.
"CUFS Holders"	:	Holders of CUFS.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 19 to 20 of this Circular.
"2007 EGM"	:	The extraordinary general meeting of the Company held on 27 July 2007.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 30 April 2008.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"Market Purchase"	:	An on-market purchase of Shares by the Company effected on the SGX-ST, or on any other stock exchange on which the Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by the Company for the purpose.
"Maximum Price"	:	The maximum price to be paid for the Shares as determined by the Directors under paragraph 2.3.4 of the Letter to Shareholders and CUFS Holders contained in this Circular.
"Off-Market Purchase"	:	An off-market purchase of Shares by the Company effected otherwise than on a stock exchange, in accordance with an equal access scheme.
"Relevant Period"	:	The period from the date of the 16th Annual General Meeting of the Company until the date of the 17th Annual General Meeting of the Company or the date falling 12 months after the date of the 16th Annual General Meeting of the Company, whichever is the earlier.
"Relevant Person"	:	The person named in paragraph 3.2.1 of the Letter to Shareholders and CUFS Holders contained in this Circular in relation to whom approval to participate in the SingTel Performance Share Plan in the Relevant Period is being sought.
"SGX Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.

"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "**Shareholders**" shall, in relation to such Shares and where the context admits, mean the Depositors whose securities accounts are credited with Shares.
"Shareholding Limit"	:	The limit of 15% of the issued Shares prescribed by the Articles in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest.
"Shares"	:	Ordinary shares in the capital of the Company.
"SingTel Performance Share Plan"	:	The SingTel Performance Share Plan adopted by Shareholders at an extraordinary general meeting of the Company held on 29 August 2003.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek (Holdings) Private Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or **"per cent."**	:	Per centum or percentage.

The terms "**Depositor**", "**Depository**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

LETTER TO SHAREHOLDERS AND CUFS HOLDERS

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

Directors:	**Registered Office:**
Chumpol NaLamlieng	31 Exeter Road
Chua Sock Koong	Comcentre
Graham John Bradley	Singapore 239732
Heng Swee Keat	
Dominic Chiu Fai Ho	
Simon Israel	26 June 2008
Professor Tommy Koh	
John Powell Morschel	
Kaikhushru Shiavax Nargolwala	
Deepak S Parekh	
Nicky Tan Ng Kuang	

To: The Shareholders and CUFS Holders of
Singapore Telecommunications Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening an EGM to be held on 25 July 2008 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the Share Purchase Mandate;

(b) the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX; and

(c) the proposed alterations to the Articles.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders and CUFS Holders with information relating to the proposals to be tabled at the EGM.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2007 EGM. The rationale for, the authority and limits on, and the financial effects of, the Share Purchase Mandate were set out in the 2007 Circular and Ordinary Resolution 1 set out in the Notice of the 2007 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 1 at the 2007 EGM and will expire on the date of the forthcoming 16th Annual General Meeting to be held on 25 July 2008. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the 16th Annual General Meeting of the Company convened to be held on the same date.

2.2 **Rationale for the Share Purchase Mandate.** The rationale for the Company to undertake the purchase or acquisition of its Shares is as follows:

(a) In managing the business of the Group, management strives to increase shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchases is one of the ways through which the return on equity of the Group may be enhanced.

(b) The Share Purchase Mandate is an expedient, effective and cost-efficient way for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to Shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(c) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

(d) Repurchased Shares which are held in treasury may be transferred for the purposes of or pursuant to employees' share schemes implemented by the Company.

The approval of the renewal of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the 10% limit described in paragraph 2.3.1 below, it should be noted that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised, and no purchases or acquisitions of Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

2.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limits placed on purchases or acquisitions of Shares by the Company under the proposed Share Purchase Mandate, if renewed at the EGM, are substantially the same as were previously approved by Shareholders at the 2007 EGM, and, for the benefit of Shareholders and CUFS Holders, are summarised below:

2.3.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the EGM. Any of the Company's Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) Market Purchases; and/or

(b) Off-Market Purchases.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the SGX Listing Manual, the listing rules of any other stock exchange on which the Shares may for the time being be listed and quoted, and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements, and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rule 883(2), (3), (4) and (5) of the SGX Listing Manual.

2.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The Maximum Price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or other stock exchange on which the Shares may for the time being be listed or quoted (as the case may be) requires to be excluded for this purpose) of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST or, as the case may be, such stock exchange on which the Shares are listed or quoted, immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**Date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from Shareholders, stating therein the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Source of Funds.** Under the Companies Act, the Company may purchase or acquire its Shares out of its distributable profits, as well as out of capital.

The Company intends to use internal and external sources of funds to finance its purchase or acquisition of Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the working capital requirements of the Group would be materially affected.

2.5 **Status of Purchased Shares.** Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to those Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company and which are not held as treasury shares.

2.6 **Treasury Shares.** Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

2.6.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

2.6.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.6.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time (but subject always to the Take-over Code):

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

In addition, under the SGX Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed before and after such sale, transfer, cancellation and/or use and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

2.7 **Financial Effects.** The financial effects on the Company and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired, the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled.

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital so long as the Company is solvent. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

The financial effects on the Company and the Group, based on the audited financial statements of the Company and the Group for the financial year ended 31 March 2008, are based on the assumptions set out below.

2.7.1 ***Number of Shares Acquired or Purchased***

Purely for illustrative purposes, on the basis of 15,921,029,701 Shares in issue as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are purchased or acquired by the Company, or held as treasury shares, on or prior to the EGM, the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 1,592,102,970 Shares.

2.7.2 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 1,592,102,970 Shares at the maximum price of S$4.0341 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 1,592,102,970 Shares is S$6,422,702,591.28.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 1,592,102,970 Shares at the maximum price of S$4.2262 for one Share (being the price equivalent to 10% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 1,592,102,970 Shares is S$6,728,545,571.81.

2.7.3 ***Illustrative Financial Effects***

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.7.1 and 2.7.2 above, the financial effects of the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2008 are set out below and assuming the following:

(a) the purchase or acquisition of 1,592,102,970 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases, made as to half out of profits and as to half out of capital and cancelled or held in treasury; and

(b) the purchase or acquisition of 1,592,102,970 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases, made as to half out of profits and as to half out of capital and cancelled or held in treasury.

Scenario 1(A)

Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and cancelled

	Group		Company	
	Before Market Purchase $' million	After Market Purchase $' million	Before Market Purchase $' million	After Market Purchase $' million
As at 31 March 2008				
Shareholders' Funds	21,049.6	14,626.9	9,759.9	3,337.2
Treasury Shares Held by Trust	(50.1)	(50.1)	-	-
Treasury Shares Held by the Company	-	-	-	-
Total Shareholders' Funds	20,999.5	14,576.8	9,759.9	3,337.2
Current Assets	4,050.0	3,435.6	2,231.6	1,617.2
Current Liabilities	5,755.7	5,755.7	3,770.5	3,770.5
Total Borrowings	7,542.8	13,351.1	4,378.3	10,186.6
Cash and Cash Equivalents	1,372.0	757.6	614.4	-
Number of Shares ('000)	15,905,352.4	14,313,249.4	15,920,734.5	14,328,631.6
Financial Ratios				
Net Assets per share (S$)	1.32	1.02	0.61	0.23
Gearing (%)	35.9	91.6	44.9	305.2
Current Ratio (times)	0.70	0.60	0.59	0.43

Scenario 1(B)

Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and held in treasury

	Group		Company	
	Before Market Purchase $' million	After Market Purchase $' million	Before Market Purchase $' million	After Market Purchase $' million
As at 31 March 2008				
Shareholders' Funds	21,049.6	21,049.6	9,759.9	9,759.9
Treasury Shares Held by Trust	(50.1)	(50.1)	-	-
Treasury Shares Held by the Company	-	(6,422.7)	-	(6,422.7)
Total Shareholders' Funds	20,999.5	14,576.8	9,759.9	3,337.2
Current Assets	4,050.0	3,435.6	2,231.6	1,617.2
Current Liabilities	5,755.7	5,755.7	3,770.5	3,770.5
Total Borrowings	7,542.8	13,351.1	4,378.3	10,186.6
Cash and Cash Equivalents	1,372.0	757.6	614.4	-
Number of Shares ('000)	15,905,352.4	14,313,249.4	15,920,734.5	14,328,631.6
Financial Ratios				
Net Assets per share (S$)	1.32	1.02	0.61	0.23
Gearing (%)	35.9	91.6	44.9	305.2
Current Ratio (times)	0.70	0.60	0.59	0.43

Scenario 2(A)

Off-Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and cancelled

	Group		Company	
	Before Market Purchase $' million	**After Market Purchase $' million**	**Before Market Purchase $' million**	**After Market Purchase $' million**
As at 31 March 2008				
Shareholders' Funds	21,049.6	14,321.1	9,759.9	3,031.4
Treasury Shares Held by Trust	(50.1)	(50.1)	-	-
Treasury Shares Held by the Company	-	-	-	-
Total Shareholders' Funds	20,999.5	14,271.0	9,759.9	3,031.4
Current Assets	4,050.0	3,435.6	2,231.6	1,617.2
Current Liabilities	5,755.7	5,755.7	3,770.5	3,770.5
Total Borrowings	7,542.8	13,656.9	4,378.3	10,492.4
Cash and Cash Equivalents	1,372.0	757.6	614.4	-
Number of Shares ('000)	15,905,352.4	14,313,249.4	15,920,734.5	14,328,631.6
Financial Ratios				
Net Assets per share (S$)	1.32	1.00	0.61	0.21
Gearing (%)	35.9	95.7	44.9	346.1
Current Ratio (times)	0.70	0.60	0.59	0.43

Scenario 2(B)

Off-Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and held in treasury

	Group		Company	
	Before Market Purchase $' million	**After Market Purchase $' million**	**Before Market Purchase $' million**	**After Market Purchase $' million**
As at 31 March 2008				
Shareholders' Funds	21,049.6	21,049.6	9,759.9	9,759.9
Treasury Shares Held by Trust	(50.1)	(50.1)	-	-
Treasury Shares Held by the Company	-	(6,728.5)	-	(6,728.5)
Total Shareholders' Funds	20,999.5	14,271.0	9,759.9	3,031.4
Current Assets	4,050.0	3,435.6	2,231.6	1,617.2
Current Liabilities	5,755.7	5,755.7	3,770.5	3,770.5
Total Borrowings	7,542.8	13,656.9	4,378.3	10,492.4
Cash and Cash Equivalents	1,372.0	757.6	614.4	-
Number of Shares ('000)	15,905,352.4	14,313,249.4	15,920,734.5	14,328,631.6
Financial Ratios				
Net Assets per share (S$)	1.32	1.00	0.61	0.21
Gearing (%)	35.9	95.7	44.9	346.1
Current Ratio (times)	0.70	0.60	0.59	0.43

SHAREHOLDERS AND CUFS HOLDERS SHOULD NOTE THAT THE FINANCIAL EFFECTS SET OUT ABOVE ARE FOR ILLUSTRATION PURPOSES ONLY (BASED ON THE ABOVEMENTIONED ASSUMPTIONS). Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares. In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

2.8 **Reporting Requirements.** The SGX Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares, and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the SGX Listing Manual) must include, *inter alia*, details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

2.9 **No Purchases During Price Sensitive Developments.** While the SGX Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, the Company will not purchase or acquire any Shares through Market Purchases or Off-Market Purchases during the period of two weeks immediately preceding the announcement of the Company's results for each of the first three quarters of the financial year, and during the period of one month immediately preceding the announcement of the full year results.

2.10 **Listing Status of the Shares.** The SGX Listing Manual requires a listed company to ensure that at least 10% of equity securities (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek had an interest (both direct and deemed) in 8,755,040,120 Shares representing approximately 55.0% of the issued Shares as at that date, and The Capital Group Companies, Inc. had a deemed interest in 850,847,569 Shares representing approximately 5.3% of the issued Shares as at that date. Approximately 39.7% of the issued Shares were held by public Shareholders as at that date. No Shares were held by the Company as treasury shares as at the Latest Practicable Date. Assuming the Company had purchased or acquired Shares from the public up to the full 10% limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date, approximately 33.0% of the issued Shares would have been held by public Shareholders as at that date.

The Company will ensure that there is a sufficient number of the Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

2.11 **ASX Listing Rules.** The ASX Listing Rules set out certain requirements that may be additional to the requirements of the SGX Listing Manual unless the Company has obtained a waiver from that rule. ASX Listing Rule 7.29 has as a condition for an on-market buy-back that there must have been transactions in a company's shares on ASX on at least five days in the three months preceding the buy-back. ASX Listing Rule 7.33 requires an on-market buy-back to only be effected at a price which is not more than 5% above the average market price for the buy-back securities calculated over the last five days on which sales were recorded before the day on which the purchase under the buy-back was made. This is similar to Rule 884 of the SGX Listing Manual, although ASX excludes certain transactions (special crossings, overnight sales and exercises of exchange traded options) from the definition of "market price" and Rule 884 provides that the average market price is deemed to be adjusted for any corporate action that occurs after the relevant five-day period. Further, ASX Listing Rule 7.36 requires consultation by the Company with ASX (because it is not subject to the Australian Corporations Act 2001) before any buy-back and allows ASX to impose requirements on the buy-back as if it were a company incorporated in Australia.

The Company has consulted with ASX under ASX Listing Rule 7.36 concerning share buy-backs carried out by the Company. ASX has agreed that, until there is a change to the Companies Act, the SGX Listing Manual, the Australian Corporations Act 2001 or the ASX Listing Rules in relation to share buy-backs, the Company will comply with the ASX Listing Rules relating to on-market buy-backs (by companies) as if the references to a company making a buy-back under the Australian Corporations Act 2001 included a reference to the Company making a buy-back permitted by the Companies Act and accordingly the Company will give the notices in relation to buy-backs required by ASX Listing Rules 3.8A and 3.9.

2.12 **Shareholding limit.** The Articles currently prescribe a Shareholding Limit of 15% of the issued Shares in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest. The Articles also empower the Directors to require the sale of Shares, if it shall come to their notice that the Shareholding Limit is exceeded.

The Company wishes to draw the attention of Shareholders and CUFS Holders to the following consequences of a purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON OR RELATED GROUP OF PERSONS TO REACH OR EXCEED THE SHAREHOLDING LIMIT (IN PARTICULAR, A PERSON WHOSE INTEREST IN SHARES IS CURRENTLY CLOSE TO THE SHAREHOLDING LIMIT). THE DIRECTORS ARE EMPOWERED TO SERVE NOTICE ON SUCH PERSON REQUIRING A DISPOSAL OF THE INTEREST IN THE AFFECTED SHARES WITHIN 21 DAYS OF THE GIVING OF SUCH NOTICE OR SUCH LONGER PERIOD AS THE DIRECTORS CONSIDER REASONABLE TO A PERSON QUALIFIED TO HAVE AN INTEREST IN THE AFFECTED SHARES.

2.13 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below.

2.13.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

2.13.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;
(ii) the parent company of (i);
(iii) the subsidiaries of (i);
(iv) the fellow subsidiaries of (i);
(v) the associated companies of any of (i), (ii), (iii) or (iv);
(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and
(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the companies referred to above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders (including Directors), CUFS Holders and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

2.13.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 5.2 below, none of the substantial Shareholders would become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase or acquisition by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

Shareholders and CUFS Holders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

2.14 **Previous Purchases.** The following are details of Market Purchases made by the Company during the period from 27 July 2007, being the date of the 2007 EGM, to 20 May 2008:

Date of purchase or acquisition	Number of Shares purchased or acquired	Highest price paid per Share	Lowest price paid per Share	Total consideration paid
20 May 2008	3,272,066	S$3.71	S$3.69	S$12,127,477.44

3. THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF ASX LIMITED

3.1 **ASX Listing Rules.** Under Listing Rule 10.14 of the ASX Listing Rules, a Director, an ASX Associate of a Director or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, may only participate in an employee incentive scheme if the Shareholders approve that participation by Ordinary Resolution. This rule does not apply to securities purchased on-market under the terms of a scheme that provides for purchase of securities by or on behalf of employees or directors.

Under the Rules of the SingTel Performance Share Plan, awards of Shares may be satisfied by the purchase of Shares on-market or by the issue of Shares. The Company seeks approval under ASX Listing Rule 10.14 to give it flexibility to satisfy awards by either method. Awards of Shares under the SingTel Performance Share Plan are typically satisfied by the purchase of Shares on-market.

For the purposes of the ASX Listing Rules, an ASX Associate is interpreted by reference to section 11 and sections 13 to 17 of the Australian Corporations Act 2001, and includes a person in concert with whom the Director is acting or proposing to act or with whom the Director is or proposes to become associated whether formally or informally in any other way, in respect of the matter to which the associate reference relates (in this case, the acquisition of Shares under the SingTel Performance Share Plan).

An ASX Associate of a Director of the Company, or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, would be eligible to participate in the SingTel Performance Share Plan only if he satisfies the eligibility requirements of the SingTel Performance Share Plan to begin with.

3.2 **Information under ASX Requirements.** The relevant approval is thus being sought from Shareholders at the EGM. In accordance with ASX requirements, the following information is provided:

3.2.1 ***Relevant Person***

The Relevant Person in relation to whom approval to participate in the SingTel Performance Share Plan in the Relevant Period is being sought is:

Chua Sock Koong

3.2.2 ***Maximum Number of Shares***

The maximum number of Shares comprised in an award that may be granted (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person during the Relevant Period is:

Relevant Person	*Maximum Number of Shares*
Chua Sock Koong	2,000,000

3.2.3 ***Terms and Conditions***

The Shares to be awarded (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person will be awarded free of charge. The award, if any, will be granted prior to the end of the Relevant Period (that is, prior to the date of the 17th Annual General Meeting of the Company or prior to the date falling 12 months after the date of the 16th Annual General Meeting of the Company, whichever is the earlier).

The other terms and conditions (including vesting conditions) of Shares which may be acquired by the Relevant Person will be subject to the Rules of the SingTel Performance Share Plan.

3.2.4 ***Other Directors or ASX Associates***

Executive Directors are eligible to participate in the SingTel Performance Share Plan. Chua Sock Koong is the only executive Director of the Company. Since the 15th Annual General Meeting, Chua Sock Koong has received awards of Shares under the SingTel Performance Share Plan (subject to its terms and conditions) which have been satisfied by the purchase of Shares on-market in accordance with the Company's usual practice, rather than by the issue of Shares. Details of Chua Sock Koong's interests in Shares are set out in paragraph 5.1 below. As no Shares were issued to Chua Sock Koong under the SingTel Performance Share Plan, she has not received any securities under the SingTel Performance Share Plan for the purposes of ASX Listing Rule 10.14 since the last approval obtained at the 15th Annual General Meeting. None of the other Directors or ASX Associates are entitled to participate in, or have received any awards of Shares under, the SingTel Performance Share Plan.

3.2.5 ***Voting Exclusion***

In relation to this resolution, the Company will disregard any votes cast on the resolution by:

(a) a Director; and

(b) an ASX Associate of that person (or those persons).

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

4. THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

4.1 **Code of Corporate Governance.** The Code of Corporate Governance 2005 provides that all directors should be required to submit themselves for re-nomination and re-election at regular intervals and at least every three years. This would include directors who hold executive positions in the company.

4.2 **Summary of Alterations.** The following is a summary of the proposed alterations to the Articles.

4.2.1 ***Article 93***

Existing Article 93 provides that the Chief Executive Officer (or person holding an equivalent position), subject to the provisions of any contract between him and the Company, is subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

Existing Article 93 is proposed to be altered to delete the phrase "subject to the provisions of any contract between him and the Company". This alteration is to make it clear that the Chief Executive Officer, as a Director, is subject to the same retirement by rotation, resignation and removal provisions as the other Directors and that such provisions will not be subject to any contractual terms that he may have entered into with the Company.

4.2.2 ***Article 97***

Existing Article 97 provides that at each Annual General Meeting, the following Directors for the time being shall retire from office by rotation (in addition to any Director retiring pursuant to Article 103):

(a) any Director who, if that Director did not retire at the Annual General Meeting, would at the next Annual General Meeting have held office for more than three years; and

(b) one-third (or if that is not a whole number) the next lowest whole number nearest to one-third of the Directors who are not to retire under paragraph (a) or Article 103, selected in accordance with Article 98.

Existing Article 97 is proposed to be altered to provide that a Director must retire from office at the third Annual General Meeting after the Director was elected or last re-elected, and also to provide that at least three Directors (including any Director retiring pursuant to Article 103) are to retire from office at each Annual General Meeting. A retiring Director is eligible for re-election.

The alterations are proposed to simplify the rotation procedure, whilst at the same time ensuring that at least three Directors retire from office at each Annual General Meeting.

4.2.3 ***Article 98***

Existing Article 98 sets out the procedure for the selection of Directors who are to retire by rotation, and is proposed to be altered as a consequence of the proposed alterations to Article 97.

4.2.4 ***Article 103***

Existing Article 103 provides, *inter alia,* that the Directors have power to appoint any person to be a Director either to fill a casual vacancy or as an additional Director, but that any person so appointed shall hold office only until the next Annual General Meeting. He shall then be eligible for re-election, "but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting".

Existing Article 103 is proposed to be altered to delete the phrase "but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting", as a consequence of the proposed alterations to Article 97.

4.3 **The Appendix.** The text of the Articles which are proposed to be altered is set out in the Appendix to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

5.1 **Directors' Interests.** The interests of the Directors in the Shares, as extracted from the Register of Directors' Shareholdings, as at the Latest Practicable Date, are set out below:

	Number of Shares		
	Direct Interest	**Deemed Interest**	**Total Interest**
Chumpol NaLamlieng	199,500	-	199,500
Chua Sock Koong	1,706,800	19,963,775 (1)	21,670,575
Graham John Bradley	88,220	-	88,220
Heng Swee Keat	1,330	-	1,330
Dominic Chiu Fai Ho	-	-	-
Simon Israel	179,820	1,360 (2)	181,180
Professor Tommy Koh	3,270	580 (2)	3,850
John Powell Morschel	55,780	-	55,780
Kaikhushru Shiavax Nargolwala	100,000	-	100,000
Deepak S Parekh	-	-	-
Nicky Tan Ng Kuang	150,000	-	150,000

	Number of Shares Comprised in Unexercised Share Options
Chua Sock Koong	1,584,000

Notes:

(1) The deemed interest in 19,963,775 Shares includes:

(i) 17,068,168 Shares held by RBC Dexia Trust Services Singapore Limited ("**Dexia**"), the trustee of a trust established to purchase Shares for the benefit of eligible employees under the SingTel Performance Share Plan. The Shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the Shares held by Dexia pursuant to the trust;

(ii) 28,137 Shares held by the spouse of Chua Sock Koong; and

(iii) an aggregate of up to 2,867,470 Shares awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

(2) Held by spouse.

5.2 **Substantial Shareholders' Interests.** The interests of the substantial Shareholder in the Shares, as extracted from the Register of Substantial Shareholders, as at the Latest Practicable Date, are set out below:

	Number of Shares		
	Direct Interest	Deemed Interest	Total Percentage Interest
Temasek Holdings (Private) Limited	8,613,550,910	141,489,210 (1)	55.0
The Capital Group Companies, Inc	-	850,847,569 (1)	5.3

Notes:

(1) Deemed through interests of associated and/or subsidiary companies.

6. DIRECTORS' RECOMMENDATIONS

6.1 **The Proposed Renewal of the Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

6.2 **The Proposed Approval for Participation by the Relevant Person in the SingTel Performance Share Plan.** The Directors are prohibited under the ASX Listing Rules from voting in respect of Resolution 2, being the Ordinary Resolution relating to the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the ASX Listing Rules, and have accordingly also abstained from making any recommendation in respect of Resolution 2.

6.3 **The Proposed Alterations to the Articles.** The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 3, being the Special Resolution relating to the proposed alterations to the Articles to be proposed at the EGM.

7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 19 to 20 of this Circular, will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 25 July 2008 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 16th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the Ordinary and Special Resolutions set out in the Notice of EGM.

8. ACTION TO BE TAKEN BY SHAREHOLDERS AND CUFS HOLDERS

8.1 **Action to be Taken by Shareholders.** If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend, speak and vote on his behalf, he should complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), by not later than 48 hours before the time appointed for the EGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM in person if he so wishes.

8.2 **Action to be Taken by CUFS Holders.** If a CUFS Holder wishes to attend, speak and vote at the EGM, or wishes to nominate a proxy to attend, speak and vote at the EGM in his place as proxy for CHESS Depositary Nominees Pty Ltd, he should, where relevant, complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, by not later than 48 hours before the time appointed for the EGM.

9. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia, during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 March 2008;

(b) the 2007 Circular;

(c) the Memorandum and Articles of Association of the Company; and

(d) the Rules of the SingTel Performance Share Plan.

10. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED

Chumpol NaLamlieng
Chairman

THE APPENDIX

THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

The alterations which are proposed to be made to the Articles are set out below. For ease of reference, the full text of the Articles proposed to be altered has also been reproduced and the proposed alterations highlighted.

1. **Existing Article 93**

93. A Chief Executive Officer (or person holding an equivalent position) who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

Proposed Alteration to Existing Article 93

By deleting Article 93 in its entirety and substituting therefor the following:

93. A Chief Executive Officer (or person holding an equivalent position) who is a Director shall~~, subject to the provisions of any contract between him and the Company,~~ be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

2. **Existing Article 97**

97. At each Annual General Meeting the following Directors for the time being shall retire from office by rotation (in addition to any Director retiring pursuant to Article 103):-

(a) any Director who, if that Director did not retire at the Annual General Meeting, would at the next Annual General Meeting have held office for more than three years; and

(b) one-third (or if that is not a whole number) the next lowest whole number nearest to one-third of the Directors who are not to retire under paragraph (a) or Article 103, selected in accordance with Article 98.

Proposed Alteration to Existing Article 97

By deleting Article 97 in its entirety and substituting therefor the following:

97. (a) A Director must retire from office at the third Annual General Meeting after the Director was elected or last re-elected.

(b) At least three Directors (including any Director retiring pursuant to Article 103) shall retire from office at each Annual General Meeting.

(c) A retiring Director shall be eligible for re-election.

3. **Existing Article 98**

98. The Directors to retire in every year shall be those subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

Proposed Alteration to Existing Article 98

By deleting Article 98 in its entirety and substituting therefor the following:

98. For the purposes of Article 97(b), if at any Annual General Meeting, less than three Directors would retire pursuant to Article 97(a) and Article 103, the Director(s) to retire at that Annual General Meeting (other than those retiring under Article 97(a) or Article 103, if any) ~~in every year~~ shall be those ~~subject to retirement by rotation~~ who have been longest in office since their last re-election or appointment and so that as between persons who became or were re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. ~~A retiring Director shall be eligible for re-election.~~

4. **Existing Article 103**

103. The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but any person so appointed by the Directors shall hold office only until the next Annual General Meeting. He shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Proposed Alteration to Existing Article 103

By deleting Article 103 in its entirety and substituting therefor the following:

103. The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but any person so appointed by the Directors shall hold office only until the next Annual General Meeting. He shall then be eligible for re-election~~, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting~~.

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Telecommunications Limited (the "**Company**") will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 25 July 2008 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 16th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolutions 1 and 2 will be proposed as Ordinary Resolutions and Resolution 3 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and/or any other stock exchange on which the Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose) of a Share for the five consecutive market days on which the Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action which occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 2: Ordinary Resolution
The Proposed Approval for Participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX Limited

THAT, for the purposes of Rule 10.14 of the ASX Listing Rules, the participation by the Relevant Person in the Relevant Period specified in paragraph 3.2 of the Circular to Shareholders and CUFS Holders dated 26 June 2008 (the "**Circular**") in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

Resolution 3: Special Resolution
The Proposed Alterations to the Articles of Association

THAT Articles 93, 97, 98 and 103 of the Articles of Association of the Company be altered in the manner as set out in the Appendix to the Circular.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 26 June 2008

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Securities relating to Shares, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, whether the purchase or acquisition is made out of profits or capital, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued shares of the Company as at 30 April 2008 (the "**Latest Practicable Date**"), and assuming no further Shares are issued, and no Shares are purchased or acquired by the Company, or held as treasury shares, on or prior to the Extraordinary General Meeting, the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 1,592,102,970 Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 1,592,102,970 Shares at the Maximum Price of S$4.0341 for one Share (being the price equivalent to 5% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date) the maximum amount of funds required for the purchase or acquisition of the 1,592,102,970 Shares is S$6,422,702,591.28. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 1,592,102,970 Shares at the Maximum Price of S$4.2262 for one Share (being the price equivalent to 10% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,592,102,970 Shares is S$6,728,545,571.81.

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2008 based on these assumptions are set out in paragraph 2.7 of the Company's Circular to Shareholders and CUFS Holders dated 26 June 2008.



SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

Company Registration Number: 199201624D

IMPORTANT

1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, this Proxy Form is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

ANNUAL GENERAL MEETING PROXY FORM

I/We____(Name)

____(NRIC/Passport Number)

of____(Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or *(Please delete as appropriate)*

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Annual General Meeting, as my/our proxy/proxies to attend, speak and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 16th Annual General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 25 July 2008 at 3.00 p.m. and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Annual General Meeting.)

No.	Ordinary Resolutions	For	Against
1	To receive and adopt the Financial Statements, Directors' Report and Auditors' Report		
2	To declare a final dividend of 6.9 cents per share		
3	To re-elect Mr Graham John Bradley as Director		
4	To re-elect Mr Chumpol NaLamlieng as Director		

No.	Ordinary Resolutions	For	Against
5	To re-elect Mr Nicky Tan Ng Kuang as Director		
6	To re-elect Mr Dominic Chiu Fai Ho as Director		
7	To approve payment of Directors' fees by the Company for the financial year ending 31 March 2009		
8	To re-appoint Auditors and authorise the Directors to fix their remuneration		
9	To approve the proposed share issue mandate		
10	To authorise the Directors to allot/issue shares pursuant to the exercise of options granted under the Singapore Telecom Share Option Scheme 1999		
11	To authorise the Directors to grant awards and allot/issue shares pursuant to the SingTel Performance Share Plan		

Dated this ___________ day of ________________ 2008

____

Signature(s) of Member(s) or Common Seal

Total Number of Ordinary Shares Held	

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have ordinary shares in the Company entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of ordinary shares. If you have ordinary shares in the Company registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the ordinary shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Annual General Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Annual General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Annual General Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Annual General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.



SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

Company Registration Number: 199201624D

IMPORTANT

1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, the Circular to Shareholders and CUFS Holders dated 26 June 2008 and this Proxy Form are forwarded to them at the request of their CPF Approved Nominees and are sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

EXTRAORDINARY GENERAL MEETING PROXY FORM

I/We ______________________________ (Name)

______________________________ (NRIC/Passport Number)

of ______________________________ (Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or *(Please delete as appropriate)*

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Extraordinary General Meeting, as my/our proxy/proxies to attend, speak and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 25 July 2008 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 16th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary and Special Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1 (Ordinary Resolution) To approve the proposed renewal of the Share Purchase Mandate		
Resolution 2 (Ordinary Resolution) To approve the proposed participation by the Relevant Person specified in paragraph 3.2 of the Circular to Shareholders and CUFS Holders dated 26 June 2008, in the SingTel Performance Share Plan		
Resolution 3 (Special Resolution) To approve the proposed alterations to the Articles of Association		

Dated this ____________ day of ________________ 2008

Total Number of Ordinary Shares Held	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have ordinary shares in the Company entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of ordinary shares. If you have ordinary shares in the Company registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the ordinary shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

END